Public Storage

Public Storage, Inc. 2002 Annual Report


03055262

Our spaces are part of great places.


WA
42
OR
25
CA
305
NV
22
UT
6
CO
50
AZ
15
NE
1
KS
22
OK
8
TX
165
MN
6
WI
9
MI
15
IL
95
IN
18
OH
31
MO
38
KY
6
TN
27
LA
11
AL
22
GA
62
SC
24
NC
24
VA
38
PA
20
NY
36
2
FL
138
13 MA
2 RI
13 CT
42 NJ
4 DE
41 MD

Properties *(as of December 31, 2002)*

Location	Number of Properties(1)	Net Rentable Square Feet
Alabama	22	895,000
Arizona	15	1,003,000
California	305	18,562,000
Colorado	50	3,145,000
Connecticut	13	710,000
Delaware	4	230,000
Florida	138	8,133,000
Georgia	62	3,626,000
Hawaii	5	247,000
Illinois	95	5,829,000
Indiana	18	1,050,000
Kansas	22	1,316,000
Kentucky	6	331,000
Louisiana	11	852,000
Maryland	41	2,323,000
Massachusetts	13	794,000
Michigan	15	836,000
Minnesota	6	341,000
Missouri	38	2,172,000
Nebraska	1	46,000
Nevada	22	1,409,000
New Hampshire	2	131,000
New Jersey	42	2,449,000
New York	36	2,127,000
North Carolina	24	1,266,000
Ohio	31	1,925,000
Oklahoma	8	429,000
Oregon	25	1,171,000
Pennsylvania	20	1,360,000
Rhode Island	2	64,000
South Carolina	24	1,082,000
Tennessee	27	1,566,000
Texas	165	11,124,000
Utah	6	324,000
Virginia	38	2,294,000
Washington	42	2,657,000
Wisconsin	9	703,000
Totals	1,403	84,522,000

(1) Storage and properties combining self-storage and commercial space.

Selected Financial Highlights

(In thousands except per share data) *For the year ended December 31,*	2002[1]	2001[1]	2000[1]	1999[1]	1998[1]
Revenues:					
Rental income and tenant reinsurance premiums	$ 832,791	$ 767,944	$ 696,050	$ 626,086	$ 535,139
Interest and other income	8,661	14,225	18,836	16,700	18,614
	841,452	782,169	714,886	642,786	553,753
Expenses:					
Cost of operations	295,517	262,988	245,265	214,973	204,106
Depreciation and amortization	179,634	166,178	148,195	137,469	111,691
General and administrative	15,619	21,038	21,306	12,491	11,635
Interest Expense	3,809	3,227	3,293	7,971	4,507
	494,579	453,431	418,059	372,904	331,939
Income before equity in earnings of real estate entities, minority interest, discontinued operations and gain (loss) on disposition of real estate investments	346,873	328,738	296,827	269,882	221,814
Equity in earnings of real estate entities	29,888	38,542	39,319	32,183	26,602
Minority interest in income	(44,087)	(46,015)	(38,356)	(16,006)	(20,290)
Net income before discontinued operations and gain on disposition of real estate	332,674	321,265	297,790	286,059	228,126
Discontinued operations (2)	(11,395)	(1,148)	(1,278)	(328)	(1,107)
Gain (loss) on disposition of real estate investments	$ (2,541)	$ 4,091	$ 576	$ 2,154	$ —
Net income	$ 318,738	$ 324,208	$ 297,088	$ 287,885	$ 227,019
Per Common Share:					
Distributions	$ 1.80	$ 1.69	$ 1.48	$ 1.52	$ 0.88
Net income – Basic	$ 1.21	$ 1.53	$ 1.41	$ 1.53	$ 1.30
Net income – Diluted	$ 1.19	$ 1.51	$ 1.41	$ 1.52	$ 1.30
Weighted average common shares – Basic	123,005	122,310	131,566	126,308	113,929
Weighted average common shares – Diluted	124,571	123,577	131,657	126,669	114,357
Balance Sheet Data:					
Total assets	$ 4,843,662	$4,625,879	$4,513,941	$4,214,385	$3,403,904
Total debt	$ 115,867	$ 168,552	$ 156,003	$ 167,338	$ 81,426
Minority interest (other partnership interests)	$ 154,499	$ 169,601	$ 167,918	$ 186,600	$ 139,325
Minority interest (preferred partnership interests)	$ 285,000	$ 285,000	$ 365,000	—	—
Shareholders' equity	$4,158,969	$3,909,583	$3,724,117	$3,689,100	$ 3,119,340
Other Data:					
Net cash provided by operating activities	$ 588,961	$ 538,534	$ 525,775	$ 463,292	$ 388,407
Net cash used in investing activities	$ (323,464)	$ (306,058)	$ (465,464)	$ (452,209)	$ (365,506)
Net cash used in financing activities	$ (211,720)	$ (272,596)	$ (25,969)	$ (7,183)	$ (13,131)

(1) During 2002, 2001, 2000, 1999 and 1998, we completed several significant business combinations and equity transactions. See Notes 3, 9, and 10 to the Company's consolidated financial statements.

(2) During the year ended December 31, 2002, the Company adopted a business plan that included the closure of certain non-strategic containerized storage facilities (the "Closed Facilities."). The historical operations of the Closed Facilities are classified as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to these facilities for current and prior periods included in the line-item "Discontinued Operations" on the income statement. Also, during 2002, we sold one of our commercial facilities and classified its historical operations as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to this facility for current and prior periods included in the line-item "Discontinued Operations" on the income statement.

TO THE SHAREHOLDERS OF PUBLIC STORAGE

Our company has been in business for over 30 years. The lessons of 2002 clearly indicate there is a price to pay for erroneous decisions in business. We paid the price in 2002 and will continue to pay the price into 2003 to correct our errors. The timing of our missteps has made the price that much higher. As we made mistakes, economic conditions caused an apparent reduction in overall demand for storage services which was also coupled with a high level of new openings of self-storage facilities. Our results reflect these judgment errors and the changing competitive environment. As a result:

- Rental activity was down.
- Rental rates were down.
- Discounts increased dramatically.
- Overall occupancies were down.

Net income per common share was down 21 percent for the year. Funds from operations per common share declined 6 percent for the year. The principal difference between these two measures being higher year over year depreciation attributable to acquisition and development of additional real estate facilities. A computation of our funds from operations is attached to this letter.

Our results were primarily impacted by four factors:

1. Decline in net operating income at our stabilized self-storage facilities.
2. Operating losses and shutdown expenses associated with our containerized storage business.
3. Nominal yields on development properties in "fill-up" and continued dilution from build out of our development pipeline.
4. Offset in part by income from the acquisition of a tenant reinsurance business and additional real estate investments during 2001 and 2002.

Self-Storage Operations:

The operations of our Consistent Group of self-storage facilities, representing facilities owned and operated at a stabilized level over the past three years, can be summarized as follows:

(Dollar amounts in thousands)	2002	2001	2000
Base rental income	$639,528	$649,135	$618,002
Promotional discounts	(16,267)	(4,910)	(17,365)
Adjusted base rental income	623,261	644,225	600,637
Late charges and administrative fees collected	21,517	22,739	23,026
Total rental income	644,778	666,964	623,663
Total cost of operations	206,810	202,482	198,857
Net operating income before depreciation	437,968	464,482	424,806
Depreciation	139,393	143,296	136,897
Operating income	$298,575	$321,186	$287,909
Weighted average for the fiscal year:			
Square foot occupancy	85.2%	88.9%	91.0%

The loss in occupancy that started in the fourth quarter of 2001 was attributable to a 2001 flawed marketing strategy, aggressive rate increases and a reduction in discounts. The strategy appeared to work in the first three quarters of 2001; however, during the fourth quarter of 2001 and through February of 2002, there was a rapid decline in occupancy levels. This reduction in occupancy level coincided with a reduction in call volume to our national telephone reservation center apparently attributable to the absence of significant promotional activity, as well as to deteriorating general economic conditions.

In mid March 2002, in order to counter anemic demand and rental activity, we lowered rental rates and mounted an aggressive marketing and promotional campaign, using television as the primary media. The campaign worked as planned; however, we terminated it prematurely, believing the usual spring and summer upturn in seasonal demand would preclude the need for media expense and discounts to new customers. We were wrong! Rental activity slowed and the negative spread of occupancy in our Consistent Group widened once again to unacceptable levels.

We reinstated a marketing and promotional program in mid-August using television as the primary media, to enhance move-in activity and improve occupancy levels. This program was backed by promotional discounts offered through our phone center. The program had a positive impact upon move-in activity for the balance of 2002. We shrank the negative spread in occupancy year over year from a peak of 6.0 percent at July 31, 2002 to 1.2 percent at year-end. The program continues into 2003. The cost of restoring our customer base has been high!

With respect to our Consistent Group of self-storage facilities in 2002:

- Promotional discounts given to new tenants amounted to approximately $16.3 million.
- Television advertising costs were approximately $7.7 million.
- Direct property payroll and costs of managing facilities increased by $4.7 million due to increased incentives to field employees.

We have learned a lot from this experience: about our customers, about various marketing channels and about operational execution. Our hope is to build from this knowledge and enhance our competitive position in the industry. Through these efforts, we have rebuilt our customer base.

While our operating environment is certainly challenging, we believe our performance was not principally due to "industry conditions", but to our own missteps. Just two years ago, we had concluded a year in which our Consistent Group of facilities enjoyed an average occupancy in excess of 90.0 percent and a decade in which our Consistent Group of facilities enjoyed an average net operating income growth in excess of 6.0 percent per year.

Today, our competitors, while not suffering the after effects of our missteps, are suffering none the less. In general, the industry has seen an influx of new development over the past couple of years (including new supply from us) leading to an over-supply problem in some markets. In general, occupancies are down, rental rates are flat to down and developments (including ours) are taking longer to fill-up. The reasons for this are many, including a recession, a tremendous boom in single family housing and general lack of "movement" within the economy—people are staying put. In addition, our competitors are suffering from higher payroll and other operating costs such as snow removal. Other operators are terminating new developments because of recent disappointing results and perceived market turbulence. In the long run, this should serve us well as existing supply is absorbed.

Looking ahead, we expect that our 2003 operating results will be below comparable periods in 2002, through at least the first quarter of 2003. This will be due to continued significant discounting, including one dollar for the first month promotional specials and higher advertising costs, offset in part by slightly higher occupancies. In addition, we will continue to experience higher operating costs, including snow removal, payroll, marketing, property taxes and information systems, both during the first quarter and for the year 2003.

While we continue to "experiment" with various marketing channels, it appears that TV advertising with a promotional discount produces the greatest return on investment. We continue to analyze results from all of our marketing programs. Here are some highlights to date:

- We have rented more space in the first two months of 2003 than in <u>any</u> January and February period in our history.
- We have also had positive net absorption during the first two months of 2003, also never before seen in January and February.
- Our occupancy level for our Consistent Group at February 28, 2003 is almost 2% ahead of February 28, 2002.

These positives are offset with higher media cost and a greater level of promotional discounts. Net, net, our operating results for the first quarter of 2003 will be lower than the first quarter of 2002.

Containerized Storage Operations

During 2002, we evaluated the number of containerized storage facilities in various markets. Based on this evaluation, we decided to close 22 of the 55 facilities. Shutdown costs of $8.6 million were recorded in 2002. These charges represent two items:

1) An asset impairment charge – effectively writing off all the related equipment, containers, etc. of the facilities being closed, and
2) An estimate of facility lease obligations after the facility has been closed

The future cash outlay with respect to these charges is estimated to be $2.4 million, representing the lease obligations. The remaining $6.2 million of the charges represented the write-off of equipment and containers.

As of December 31 2002, 12 of these 22 facilities had been closed. The remaining 10 properties are expected to be closed by September 2003 and are expected to generate operating losses in 2003 until final closure. These expected operating losses were not recorded as part of the shutdown charges.

In addition, a charge of $750,000 was recorded in 2002 relating to the planned disposition of equipment that will no longer be needed at facilities that are not being closed. This charge was included in the cost of operations of our containerized storage business.

Going forward, the remaining operational facilities should have a minimal impact on our overall operating results. We will continue to evaluate the business model, pricing and our operational effectiveness. Our strategy is to concentrate our remaining 33 facilities in certain select markets. We have dramatically increased prices for container rentals, transportation and power loading to improve profitability and segment this product away from our self-storage product. Our goal is to have this business be able to operate on a "stand alone" basis in one form or another by the end of 2003.

Development and Acquisition Activities:

As 2002 drew to a close, we had completed the development of 14 new self-storage facilities at a cost of $92 million. These facilities are located in seven states and contain approximately 1.1 million square feet of net rentable space. We currently have a development pipeline of 38 projects that are in construction or that are expected to begin construction by June 2003. These include 22 new developments and 16 expansions to existing facilities. These 38 projects will be fully funded by the Company, have total estimated costs of land and building of approximately $200 million, of which $88 million has already been expended as of December 31, 2002. All developments and expansions are subject to significant contingencies. Seventeen of these new developments are located in major cities on the Eastern Seaboard with the balance in California and Hawaii.

During 2002, we acquired nine facilities from unaffiliated owners made up of 502,000 square feet of net rentable space at a cost of $30 million.

The highlights of our development and acquisition activity include:

- Over the past four years we have developed and opened 49 self-storage facilities with an aggregate cost of approximately $267.0 million (3.1 million square feet).
- In addition, over that same period of time, we developed and opened 17 combination facilities with an aggregate cost of approximately $154.2 million (1.0 million square feet of self-storage space).
- All of these properties were in some stage of fill-up during 2002.
- The dilution to our earnings from the fill-up of these properties is estimated to be $0.15 per common share in 2002 as compared to $0.11 per common share in 2001. The dilution is created by the negative spread between our cost of capital and the net operating income generated by these properties.

We believe that the per share dilution in 2002 may be the "high water" mark for two reasons: (i) our development activity has slowed, resulting in fewer new store openings over at least the next two years, and (ii) the newly opened projects continue to fill-up generating higher levels of net operating income.

In 2003, we are estimating that we will open 19 new self-storage facilities at an aggregate cost of approximately $141 million (1.3 million square feet). From a capital requirement standpoint, we are estimating that we will spend approximately $100 million on our development activities in 2003, essentially building out our existing commitments. Going forward, we are targeting a $50 to $75 million of annual on-going development activity in our core markets.

The acquisition environment is tough. This is due to today's incredibly low interest rates, the tremendous volume of private and institutional capital chasing real estate and the perceived stability of self-storage facility cash flows. Accordingly, we anticipate selling some non-core self-storage assets.
We currently have approximately $20 million of properties up for sale with possibly another $20 million to be sold before the end of the year. This is our first time selling properties, so there is no assurance that we will be successful.

Tenant Insurance:
At the end of 2001, we acquired PS Insurance Company from the Hughes family. This company reinsures policies against losses to goods stored by tenants in our self-storage facilities. After tax net income was approximately $10.5 million for 2002.

Other Highlights:
Other transactions and events impacting us include:

- In October 2002 we redeemed our 8.0% Series J Preferred Stock ($150 million). This redemption was financed with the proceeds from the issuance of our 7.5% Series V ($172.5 million) issued in September 2002.
- At the end of March 2003, we redeemed our 9.2% Series B Preferred Stock ($57.5 million).
- Our balance sheet remains strong and flexible.
- Our attitude towards the kind of leverage that we want on our balance sheet remains unchanged.

Finally, we are implementing a new property level software package, WEBCHAMP. This software has been in the development and testing phase for about two years and is now being implemented at the property level. This system will give us new tools to help us understand our customers, accelerate our ability to change prices based on local market conditions and improve the speed of information flow throughout our organization. We have already begun to benefit from this system.

Outlook:

No doubt the industry our Company helped found over 30 years ago, the self-storage business, has grown and matured. Some might even call it a "mature business". The issues we face today are the same as those we will face in the long-term.

We operate a great business, characterized by:

- Relatively high return on invested capital at the unit level.
- Nominal required capital investment to maintain our properties.
- Simple to operate with not a lot of technology or regulation.
- Highly fragmented with very few barriers to entry and very few market dominant participants.

These kinds of characteristics attract investor capital. Witness the entrance into the industry of several well-financed and quality organizations. Our industry will continue to attract capital until something changes, which most likely will be a lower return on invested capital. We are already starting to see this.

So what will separate those who survive and prosper from those that come and go? We believe it is operational excellence with a customer centric focus - a business operation that focuses on customer preferences, services and values.

How do we compete effectively? We must:

- Provide our customers with a properly priced product, with the right blend of discounts and rental rates. Our product must be promoted with the appropriate level of marketing.
- Make sure our product is well located, includes appropriate amenities and services and has an inviting atmosphere, i.e., retail oriented. It needs to be well maintained and convey a sense of security.
- Hire, train, motivate and lead outstanding people. Our personnel must be customer focused, knowledgeable and have the ability to provide exceptional service.

The industry participants that excel at delivering good value to their customers should also provide above average returns to their owners.

Your company, Public Storage, has an incredible franchise and our entire management team is focused on optimizing its value.

Thank you for your continued interest and support.

Ronald L. Havner, Jr.
Vice-Chairman and Chief Executive Officer

Harvey Lenkin
President and Chief Operating Officer

March 27, 2003

Computation of Funds from Operations
(unaudited)

The following table sets forth our Funds from operations ("FFO") per common share for 2002 and 2001, FFO is a term defined by the National Association of Real Estate Investment Trusts ("NAREIT") by which real estate investment trusts ("REITs") may be compared. It is generally defined as net income before depreciation and extraordinary items. FFO computations do not factor out the REIT's requirement to make either capital expenditures or principal payments on debt.

	For the Year Ended December 31,	
	2002	2001
	(Amounts in thousands, except per share amounts)	
Net income	$ 318,738	$ 324,208
Depreciation and amortization	179,634	166,178
Depreciation/Amortization included in Discontinued Operations	2,014	1,883
Less – Depreciation with respect to non-real estate assets	(6,053)	(5,851)
(Gain) loss on sale of real estate assets	2,541	(4,091)
Less – our share of PSB's gain on sale of real estate	(3,737)	–
Depreciation from unconsolidated real estate investments	27,078	25,096
Minority interest in income	44,087	46,015
Net cash provided by operating activities	564,302	553,438
FFO to minority interests – common	(25,268)	(22,125)
FFO to minority interest – preferred	(26,906)	(31,737)
Funds from operations	512,128	499,576
Senior Preferred	(148,926)	(117,979)
Equity Stock, Series A	(21,501)	(19,455)
Less: preferred stock and equity stock dividends	(170,427)	(137,434)
Funds from operations to Common and Class B Common Stock	$ 341,701	$ 362,142
Weighted average shares:		
Regular common shares	116,075	115,520
Class B common stock	7,000	7,000
Stock option dilution	1,566	1,267
Weighted average common shares for purposes of computing fully-diluted FFO per common share	124,641	123,787
FFO per common share	$ 2.74	$ 2.93

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2002

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ________ to ________.

Commission File Number: 1-8389

PUBLIC STORAGE, INC.
(Exact name of registrant as specified in its charter)

California	95-3551121
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
701 Western Avenue, Glendale, California	91201-2349
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (818) 244-8080.

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
9.20% Cumulative Preferred Stock, Series B, $.01 par value	New York Stock Exchange
Adjustable Rate Cumulative Preferred Stock, Series C, $.01 par value	New York Stock Exchange
9.50% Cumulative Preferred Stock, Series D, $.01 par value	New York Stock Exchange
10% Cumulative Preferred Stock, Series E, $.01 par value	New York Stock Exchange
9.75% Cumulative Preferred Stock, Series F, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U, $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 par value	New York Stock Exchange
Common Stock, $.10 par value	New York Stock Exchange, Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) Yes [X] No [ ]

The aggregate market value of the voting stock held by non - affiliates of the registrant as of June 30, 2002:

Common Stock, $0.10 Par Value - $2,835,113,000 (computed on the basis of $37.10 per share which was the reported closing sale price of the Company's Common Stock on the New York Stock Exchange on June 30, 2002).

Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 Par Value - $208,710,000 (computed on the basis of $27.90 per share which was the reported closing sale price of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange on June 30, 2002).

The number of shares outstanding of the registrant's classes of common stock as of March 14, 2003:

Common Stock, $.10 Par Value – 124,681,522 shares

Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 Par Value – 8,776,102 depositary shares (representing 8,776,102 shares of Equity Stock, Series A)

Equity Stock, Series AA, $.01 Par Value - 225,000 shares

Equity Stock, Series AAA, $.01 Par Value - 4,289,544 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2003 are incorporated by reference into Part III.

PART I

ITEM 1. Business

Forward Looking Statements

When used within this document, the words "expects," "believes," "anticipates," "should," "estimates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21F of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results and performance of the Company to be materially different from those expressed or implied in the forward looking statements. Such factors are described in Item 1A, "Risk Factors" and include changes in general economic conditions and in the markets in which the Company operates and the impact of competition from new and existing storage and commercial facilities and other storage alternatives, which could impact rents and occupancy levels at the Company's facilities; difficulties in the Company's ability to evaluate, finance and integrate acquired and developed properties into the Company's existing operations and to fill up those properties, which could adversely affect the Company's profitability; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase the Company's expense and reduce the Company's cash available for distribution; consumers' failure to accept the containerized storage concept which would reduce the Company's profitability; difficulties in raising capital at reasonable rates, which would impede the Company's ability to grow; delays in the development process, which could adversely affect the Company's profitability; and economic uncertainty due to the impact of war or terrorism could adversely affect our business plan. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this report.

General

Public Storage, Inc. (the "Company") is an equity real estate investment trust ("REIT") organized as a corporation under the laws of California on July 10, 1980. We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates storage facilities. We are the largest owner and operator of storage space in the United States with direct and indirect equity investments in 1,403 storage facilities containing approximately 84.5 million square feet of net rentable space at December 31, 2002. Our common stock is traded on the New York Stock Exchange under the symbol "PSA". We also have a 44% ownership interest in PS Business Parks, Inc., which, as of December 31, 2002, owned and operated commercial properties containing approximately 14.4 million net rentable square feet of space. PS Business Parks, Inc. is a public REIT whose common stock trades on the American Stock Exchange under the symbol "PSB."

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To the extent that the Company continues to qualify as a REIT, it will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

The Company has reported annually to the Securities and Exchange Commission on Form 10-K, which includes financial statements certified by independent public accountants. The Company has also reported quarterly to the Securities and Exchange Commission on Form 10-Q, and includes unaudited financial statements with such filings. The Company expects to continue such reporting.

The Company's website is www.publicstorage.com, and the company makes available free of charge on its website its reports on Forms 10-K, 10-Q, and 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

Management

Ronald L. Havner, Jr. (45) was appointed as a director, vice chairman, and chief executive officer of the Company on November 7, 2002. Mr. Havner has been employed by Public Storage or its affiliates in various financial and operational capacities since 1986 and served as senior vice president and chief financial officer of the Company from November 1991 until December 1996 when he became chairman, president, and chief executive officer of PS Business Parks, Inc., ("PSB") an affiliate of the Company. Mr. Havner continues as chairman and chief executive officer of PSB.

B. Wayne Hughes (69) is chairman of the board of directors, a position he has held since 1991. Mr. Hughes plans to remain active in the Company's business, focusing primarily on strategic and marketing initiatives. Mr. Hughes established the Public Storage Organization in 1972 and has managed the Company through several market cycles. Our executive management team and their years of experience with the Company are as follows: Harvey Lenkin (66), President and Chief Operating Officer; 25 years; John Reyes (42), Chief Financial Officer, 12 years; and Marvin M. Lotz (60), Senior Vice President – Real Estate Division, 20 years.

Our senior management has a significant ownership position in the Company with executive officers, directors and their families owning approximately 46.7 million shares or 37% of the common stock as of March 14, 2003.

Investment Objective

Our primary objective is to increase the value of each share through internal growth (by increasing funds from operations and cash available for distribution) and acquisitions of additional real estate investments. We believe that our access to capital, geographic diversification and operating efficiencies resulting from our size will enhance our ability to achieve this objective.

Competition

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates and operating expenses of certain of our facilities. The continued development of new storage facilities has intensified the competition among storage operators in many market areas in which we operate.

In seeking investments, we compete with a wide variety of institutions and other investors. An increase in the amount of funds available for real estate investments may increase competition for ownership of interests in facilities and may reduce yields.

We believe that the significant operating and financial experience of our executive officers and directors, combined with the Company's capital structure, national investment scope, geographic diversity, economies of scale and the "Public Storage" name, should enable us to compete effectively with other entities.

In recent years consolidation has occurred in the fragmented storage industry. In addition to the Company, there are two other publicly traded REITs and numerous private regional and local operators operating in the storage industry. We believe that we are well positioned to capitalize on this consolidation trend due to our demonstrated access to capital and national presence.

Business Attributes

We believe that the Company possesses several primary business attributes that permit us to compete effectively:

Comprehensive distribution system and national telephone reservation system: Our facilities are part of a comprehensive distribution system encompassing standardized procedures, integrated reporting and information networks and centralized marketing. This distribution system is designed to maximize revenue through pricing and occupancy.

A significant component of our distribution system is our national telephone reservation center, which was implemented in 1996 and 1997 in order to provide added customer service and maximize utilization of available self - storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the national telephone reservation system has enhanced our ability to market storage space.

Containerized storage option: Historically, we offered storage spaces for rent through our traditional self-storage facilities whereby customers would transport their goods to the facility and rent a space to store their goods. In late 1996, we organized Public Storage Pickup and Delivery, Inc. as a separate corporation and a related partnership (the corporation and partnership are collectively referred to as "PSPUD") to operate storage facilities that rent portable storage containers to customers for storage in central facilities.

The concept of PSPUD is to provide an alternative to a traditional self-storage facility. PSPUD delivers a storage container(s) to the customer's location where the customer, at his convenience, packs his goods into the storage container. PSPUD will subsequently return to the customer's location to retrieve the storage container(s) for storage in a central facility. At December 31, 2002, PSPUD had 33 facilities (excluding certain facilities that are in the process of being closed) in operation in 11 states.

Retail operations: The Company has historically sold retail items associated with the storage business and rented trucks at its storage facilities. In order to further supplement and strengthen the existing self-storage business by further meeting the needs of storage customers, the Company has expanded its retail activities over the last few years.

In addition, full-service retail stores have been retrofitted to some existing storage facility rental offices or "built-in" as part of the development of new storage facilities, both in high traffic, high visibility locations. The strategic objective of these retail stores is to provide a retail environment to (i) rent spaces for the attached storage facility, (ii) rent spaces for the other Public Storage facilities in adjacent neighborhoods, (iii) sell locks, boxes and packing materials and (iv) rent trucks and other moving equipment.

Tenant insurance program: On December 31, 2001, the Company purchased all of the capital stock of PS Insurance Company, Ltd., from Mr. Hughes and members of his family. This insurance company reinsures policies issued to our customers against loss or damage goods stored by tenants in the Company's storage facilities. This subsidiary receives the premiums and bears the risks associated with the re-insurance. The Company believes that this insurance operation will continue to further supplement and strengthen the existing self-storage business and provide an additional source of earnings for the Company.

Economies of scale: We are the largest provider of storage space in the industry. As of December 31, 2002, we operated 1,403 storage facilities in which we had an interest and managed 30 storage facilities for third parties in 37 states. At December 31, 2002, we had over 661,000 spaces rented. The size and scope of the operations have enabled us to achieve a high level of profit margins and low level of administrative costs relative to revenues.

Brand name recognition: Our operations are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry. Our storage operations are conducted in 37 states, giving us national recognition and prominence. We focus our operations within those states in the major metropolitan markets. This concentration establishes us as one of the largest providers of storage space in each market that we operate in and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals which are generally not economically viable for most of our competitors.

Growth and Investment Strategies

Our growth strategies consist of: (i) improving the operating performance of our stabilized existing traditional self-storage properties, (ii) acquiring additional interests in entities that own properties operated by the Company, (iii) acquiring interests in properties that are owned or operated by others, (iv) developing properties in selected markets, (v) improving the operating performance of the containerized storage operations, and (vi) participating in the growth of commercial facilities owned primarily by PS Business Parks, Inc. These strategies are described as follows:

Improve the operating performance of existing properties: We seek to increase the net cash flow generated by our existing stabilized traditional self-storage properties by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our markets relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy and rental rates, and d) controlling expense levels. We believe that our property management personnel and systems, combined with the national telephone reservation system, will continue to enhance our ability to meet these goals.

Acquire properties operated and partially owned by the Company: In addition to our wholly owned storage facilities, we operate storage facilities on behalf of other entities in which we have partial equity interests. From time to time, interests in these storage facilities are available for purchase, providing us with a source of additional acquisition opportunities. We believe these properties include some of the better-located and better-constructed storage facilities in the industry. Because we manage these properties, we have reliable operating information prior to acquisition, and these properties are easily integrated into our portfolio. The amount of such potential acquisition opportunities has decreased over the last several years as we have continued to acquire such interests. Such potential remaining acquisition opportunities include the remaining equity interests that we do not own in the entities described as "Other Investments" in Note 6 to the Company's financial statements, as well as the "Other Partnership Interests" in Note 9 to the Company's financial statements for the year ended December 31, 2002.

Acquire properties owned or operated by others: We believe our presence in and knowledge of substantially all of the major markets in the United States enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the storage industry. We maintain local market information on rates, occupancy and competition in each of the markets in which we operate.

With the exception of the March 1999 merger with Storage Trust, our investments in additional facilities have primarily been through development, rather than acquisitions of real estate facilities. We believe the development of real estate facilities described below is more attractive under current market conditions, which are characterized by relatively high prices obtained in sales of existing self-storage facilities, which exceed replacement cost.

Develop properties in selected markets: Since 1995, the Company and its joint venture partnerships (described below in Financing) have opened a total of 119 facilities, including 19 facilities in 1998, 24 facilities in 1999, 27 facilities in 2000, 22 facilities in 2001, and 16 facilities in 2002. As of December 31, 2002, the Company has a development "pipeline" of 38 self-storage facilities and expansions to existing storage facilities with an aggregate estimated cost of approximately $199.8 million. Development of these facilities is subject to significant contingencies such as obtaining appropriate governmental agency approvals. The Company continues to seek attractive sites for development of additional storage facilities.

Improve the operating performance of containerized storage operations: At December 31, 2002, PSPUD operated 33 facilities. Nine of the facilities are leased from third parties, while 24 of the facilities are owned by the Company or PSPUD. 19 of the owned facilities are facilities combine containerized storage and traditional self-storage space in the same location ("Combination Facilities"), and five facilities are industrial facilities owned by the Company or PSPUD.

During the year ended December 31, 2002, management adopted a business plan that included the closure of certain non-strategic containerized storage facilities (the "Closed Facilities"). The number of containerized facilities operated decreased from 55 facilities in 14 states at December 31, 2001, to 33 facilities in 11 states (excluding the Closed Facilities) at December 31, 2002.

The rate of fill-up varies from facility to facility. As with the traditional self-storage facilities, PSPUD believes that the containerized storage business experiences seasonal fluctuations in occupancy levels with occupancies generally higher in the summer months than in winter months. There can be no assurance as to the level of PSPUD's expansion, level of gross rentals, level of move-outs or profitability. Management continues to evaluate the optimum level of containerized facility operations in each market in which it operates.

The Company is in the process of converting 701,000 net rentable square feet of industrial space previously used by the discontinued containerized storage operations, into self-storage space.

Participate in the growth of commercial facilities owned primarily by PS Business Parks, Inc.: On January 2, 1997, we reorganized our commercial property operations into a separate private REIT. The private REIT contributed its assets to a newly created operating partnership (the "Operating Partnership") in exchange for a general partnership interest and limited partnership interests. During 1997, the Company and certain partnerships in which the Company has a controlling interest contributed substantially all of their commercial properties to the Operating Partnership in exchange for limited partnership interests or to the private REIT in exchange for common stock. On March 17, 1998, the private REIT merged into Public Storage Properties XI, Inc., a publicly traded REIT and an affiliate of the Company and the name of the surviving corporation was changed to PS Business Parks, Inc. (the REIT and the related Operating Partnership are hereinafter referred to collectively as "PSB").

The Company and certain partnerships that the Company controls have a 44% common equity interest in PSB as of December 31, 2002, comprised of its ownership of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the Operating Partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock.

At December 31, 2002, PSB owned and operated 14.4 million net rentable square feet of commercial space located in eight states.

In addition to our investment in PSB, we have direct interests in four commercial facilities with an aggregate of 262,000 net rentable square feet. In addition, certain of the Company's self-storage facilities rent a total of 992,000 net rentable square feet of commercial space at the same location. This commercial space is managed by PSB pursuant to management agreements.

Policies with respect to investing activities: Following are the Company's policies with respect to certain other investing strategies, each of which may be entered into without a vote of shareholders:

- Making loans to other entities: The Company has made loans in connection with the sale of properties, has made short-term loans to PS Business Parks, Inc. in the last three years and may make loans to third parties as part of its investment objectives. However, the Company doesn't expect such items to be a significant part of its investing activities.

- Investing in the securities of other issuers for the purpose of exercising control: There have been two instances in the past three years where the Company has invested in the securities of another publicly-held REIT, one which resulted in control of that REIT (the merger with Storage Trust in 1999), and one that did not. The Company may engage in these activities in the future as a component of its real estate acquisition strategy. The Company also owns partnership interests in various consolidated and unconsolidated partnerships. See "Investments in Real Estate and Real Estate Facilities."

- To underwrite securities of other issuers: The Company has not engaged in this activity in the last three years, and does not intend to in the future.

- Short-term investing: The Company has not engaged in investments in real estate or real estate entities on a short-term basis in the last three years with the exception of the aforementioned investments in the securities of other REIT's. Instead, historically, the Company has acquired real estate assets and held them for an extended period of time. The Company does not anticipate any such short-term investments.

- Repurchasing or reacquiring the Company's shares or other securities: The Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. Cumulatively through December 31, 2002, we repurchased a total of 21,497,020 shares of common stock at an aggregate cost of approximately $535,862,000. In addition, in 2001 and 2002, we redeemed or repurchased $636.9 million of our senior preferred stock and $80,000,000 of our preferred partnership units for cash, representing a refinancing of these securities into lower-coupon preferred securities. Any future repurchases of the Company's common stock will depend primarily upon the attractiveness of repurchases compared to our other investment alternatives. Future redemptions or repurchases of the Company's preferred securities, which will become available for redemption or repurchase on their respective call dates, will be dependent upon the spread between market rates and the coupon rates of these securities.

Financing of the Company's Growth Strategies

Overview of Financing Strategy: Over the past three years we have funded substantially all of our acquisitions with permanent capital (retained cash flow as well as common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in "**Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.**" Our present intent is to continue to finance our growth with substantially permanent capital.

Borrowings: We have in the past used our $200 million line of credit described below under "Borrowings" as temporary "bridge" financing, and repaid those amounts with permanent capital. In the last four years, the only additional long-term debt we have incurred has been assumed in connection with property acquisitions, most notably the merger with Storage Trust in 1999 wherein we assumed $100 million in senior unsecured notes. While it is not our present intention to issue debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in the Company's Bylaws described in "Limitations on Borrowings" below.

Issuance of Senior Securities: The Company has in the last three years, and expects to continue, to issue additional series of preferred stock that are senior to the Company's Common Stock and Equity Stock. At December 31, 2002, we had approximately $1.8 billion of preferred stock outstanding. The preferred stock, which was issued in series, has general preference rights with respect to liquidation and quarterly distributions. We intend to continue to issue preferred securities without a vote of our common shareholders.

Issuance of securities in exchange for property: The Company has issued common equity in exchange for real estate and other investments in the last three years. Future issuances will be dependent upon market conditions at the time, including the market prices of our equity securities.

Development Joint Venture Financing: The Company has entered into two separate development joint venture partnerships since 1997 in order to provide development financing. As of December 31, 2002, these joint ventures have completed their development activities.

In November 1999, we formed PSAC Development Partners, L.P., (the "Consolidated Development Joint Venture") with a joint venture partner (PSAC Storage Investors, LLC) whose partners include a third party institutional investor, owning approximately 35%, and Mr. Hughes, owning approximately 65%, to develop approximately $100 million of storage facilities. At December 31, 2002, PSAC Development Partners, L.P had completed construction on 22 storage facilities with a total cost of approximately $108.5 million. We expect that this second joint venture partnership will receive no additional capital funding to develop any additional facilities.

PSAC Development Partners, L.P is funded solely with equity capital consisting of 51% from the Company and 49% from PSAC Storage Investors, LLC. The term of the Consolidated Development Joint Venture is 15 years; however, during the sixth year PSAC Storage Investors, LLC has the right to cause an early termination of PSAC Development Partners, L.P. If PSAC Storage Investors, LLC exercises this right, we then have the option, but not the obligation, to acquire their interest for an amount that will allow them to receive an annual return of 10.75%. If the Company does not exercise its option to acquire PSAC Storage Investors, LLC's interest, PSAC Development Partners, L.P's assets will be sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors, LLC in accordance with the partnership agreement. If PSAC Storage Investors, LLC does not exercise its right to early termination during the sixth year, the partnership will be liquidated 15 years after its formation with the assets sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors, LLC in accordance with the partnership agreement.

PSAC Storage Investors, LLC provides Mr. Hughes with a fixed yield of approximately 8.0% per annum on his preferred non-voting interest (representing an investment of approximately $64.1 million at December 31, 2002). In addition, Mr. Hughes can receive up to 1% of cash flow of the Partnership (estimated to be less than $50,000 per year) if PSAC Storage Investors, LLC elects an early termination. If PSAC Storage Investors, LLC does not elect to cause an early termination, Mr. Hughes' 1% interest can increase to up to 10%.

Disposition of properties: The Company is presently evaluating the sale of certain facilities, which are located in non-strategic markets and locations, which are estimated to be valued at approximately $23 million. The Company intends to use the proceeds from these sales as a source of funding for developments and third-party acquisitions.

See "*Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.*"

Investments in Real Estate and Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by the Board of Directors without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage properties (the nature of our self-storage properties is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage properties, which are located in the United States.

- Our investments are acquired both for income and for capital gain.

- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are operated by the Company.

- Additional acquired interests in real estate (other than the acquisition properties from third parties) will include common equity interests in entities in which we already have an interest.

- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PS Business Parks.

- The Company is developing 38 storage facilities, including 16 expansions of real estate facilities, for a total cost of $199.8 million. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.**"

The following table outlines our ownership interest in self-storage facilities at December 31, 2002:

	Number of Storage Facilities	Net Rentable Square Footage of Storage Space (a) (in thousands)
Consolidated storage facilities:		
Wholly-owned by the Company	847	52,385
Owned by Consolidated Entities	520	29,951
	1,367	82,336
Facilities owned by Unconsolidated Entities	36	2,186
Total storage facilities in which the Company has an ownership interest	1,403	84,522

(a) Square footages for the consolidated facilities includes 1,695,000 net rentable square feet of industrial space for use in containerized storage activities.

In addition to the Company's interest in self-storage facilities noted above, the Company owns four stand-alone commercial facilities with an aggregate of 262,000 net rentable square feet, owns five industrial facilities with an aggregate of 420,000 net rentable square feet used by the continuing containerized storage operations, and has 992,000 net rentable square feet of commercial space at certain of the self-storage facilities. The Company and the entities it controls also have a 44% common interest in PSB, which at December 31, 2002 owned and operated 14.4 million net rentable square feet of commercial space.

Facilities Owned by Controlled Entities

In addition to our direct ownership of 847 storage facilities, at December 31, 2002, we had controlling ownership interests in 36 entities owning in aggregate 520 storage facilities. Because of our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities on the Company's financial statements.

Facilities Owned by Unconsolidated Entities

At December 31, 2002, we had ownership interests in PSB and seven limited partnerships (collectively the "Unconsolidated Entities"). Our ownership interest in these entities is less than 50%.

Due to the Company's limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes and account for such investments using the equity method. PSB, which files financial statements with the Securities and Exchange Commission, has debt and other obligations that are not included on the Company's financial statements. The seven limited partnerships do not have any significant amounts of debt or other obligations. See Note 6 to the Company's financial statements for the year ended December 31, 2002 for further disclosure regarding the assets and liabilities of the Unconsolidated Entities.

The following chart sets forth, as of December 31, 2002, the entities in which the Company has a controlling interest and the entities in which the Company has a minority interest:

Subsidiaries (Controlled Entities) of the Company	Entities in which the Company has a Minority Interest (Unconsolidated Entities)
Carson Storage Ventures	Public Storage Alameda, Ltd. (2)
Connecticut Storage Fund	Public Storage Glendale Freeway, Ltd. (11)
Del Amo Storage Partners, Ltd.	Metropublic Storage Fund (10)
Diversified Storage Venture Fund	PS Business Parks, Inc. (3)
Downey Storage Partners, Ltd.	Public Storage Crescent Fund, Ltd. (4)
Huntington Beach Storage Partners, Ltd.	Public Storage Partners, Ltd. (5)
Monterey Park Properties, Ltd.	Public Storage Partners II, Ltd. (6)
PS Co-Investment Partners	Public Storage Properties, Ltd. (7)
PS Insurance Company, Ltd.	
PS Orangeco Holdings, Inc.	
PS Orangeco, Inc.	
PS Partners, Ltd.	
PS Partners IV, Ltd. (10)	
PS Partners V, Ltd.	
PS Partners VI, Ltd.	
PS Partners VIII, Ltd.	
Public Storage Properties IV, Ltd. (8)	
Public Storage Properties V, Ltd. (9)	
PSA Institutional Partners, L.P.	
PSAC Development Partners, L.P. (1)	
Public Storage Euro Fund III, Ltd. (2)	
Public Storage Euro Fund IV, Ltd. (2)	
Public Storage Euro Fund V, Ltd. (2)	
Public Storage Euro Fund VI, Ltd. (2)	
Public Storage Euro Fund VII, Ltd. (2)	
Public Storage Euro Fund VIII, Ltd. (2)	
Public Storage Euro Fund IX, Ltd. (2)	
Public Storage Euro Fund X, Ltd. (2)	
Public Storage Euro Fund XI, Ltd. (2)	
Public Storage Euro Fund XII, Ltd. (2)	
Public Storage Euro Fund XIII, Ltd. (2)	
Public Storage German Fund II, Ltd. (2)	
Public Storage Institutional Fund	
Public Storage Institutional Fund II (10)	
Public Storage Institutional Fund III	
Public Storage Institutional Fund IV (10)	
Public Storage Pickup & Delivery, L.P.	
STOR-Re Mutual Insurance Company, Inc.	
Storage Trust Properties, L.P.	
Van Nuys Storage Partners, Ltd.	
Whittier Storage Partners, Ltd.	

(1) PSAC Storage Investors, LLC owns a direct 49% ownership interest in this entity. The partners of PSAC Storage Investors, LLC are Mr. Hughes, having an approximately 65% ownership interest, and a third party institutional investor having an approximately 35% ownership interest.

(2) B. Wayne Hughes owns approximately 20% of the general partner interest of these entities.

(3) B. Wayne Hughes owns approximately 0.5% of the common shares of PS Business Parks, Inc.

(4) B. Wayne Hughes owns approximately 17.9% of the general partnership interest of this entity.

(5) The Hughes Family owns approximately 24.3% of the limited partnership interests of this entity.

(6) The Hughes Family owns approximately 11.9% of the limited partnership interests of this entity.

(7) The Hughes Family owns 20% of the general partner interests and 30.5% of the limited partnership interests of this entity.

(8) The Hughes Family owns 20% of the general partner interests and 15.5% of the limited partnership interests of this entity.

(9) The Hughes Family owns 20% of the general partner interests and 11.4% of the limited partnership interests of this entity.

(10) B. Wayne Hughes is a general partner of this entity, and has no economic interest.

(11) B. Wayne Hughes is a general partner in this entity and owns a 0.02% equity interest.

Prohibited Investments and Activities

The Company's Bylaws prohibit the Company from purchasing properties in which the Company's officers or directors have an interest, or from selling properties to such persons, unless the transactions are approved by a majority of the independent directors and are fair to the Company based on an independent appraisal. This Bylaw provision may be changed with shareholder approval. See "Limitations on Debt" below for other restrictions in the Bylaws.

Borrowings

We have a $200 million revolving line of credit (the "Credit Agreement") that has a maturity date of October 31, 2004 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.45% to LIBOR plus 1.50% depending on our credit ratings (currently 0.45%). In addition, we are required to pay a quarterly commitment fee ranging from 0.20% per annum to 0.30% per annum depending on our credit ratings (currently the fee is 0.20% per annum). At December 31, 2002, we had no borrowings on our line of credit. At March 23, 2003, there were no borrowings on our line of credit.

The Credit Agreement includes various covenants, the more significant of which require us to (i) maintain a balance sheet leverage ratio of less than 0.50 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined) of not less than 2.50 to 1.0 and 1.75 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than two times our unsecured recourse debt). We were in compliance with all the covenants of the Credit Agreement at December 31, 2002.

As of December 31, 2002, we had notes payable of approximately $115.9 million. See Notes 7 and 8 to the consolidated financial statements for a summary of the Company's borrowings at December 31, 2002.

Subject to a limitation on unsecured borrowings in the Company's Bylaws (described below), we have broad powers to borrow in furtherance of the Company's objectives. We have incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase our funds available for investment in real estate, capital expenditures and distributions.

Limitations on Debt

The Bylaws provide that the Board of Directors shall not authorize or permit the incurrence of any obligation by the Company which would cause our "Asset Coverage" of our unsecured indebtedness to become less than 300%. Asset Coverage is defined in the Bylaws as the ratio (expressed as a percentage) by which the value of the total assets (as defined in the Bylaws) of the Company less the Company's liabilities (except liabilities for unsecured borrowings) bears to the aggregate amount of all unsecured borrowings of the Company. This Bylaw provision may be changed only upon a shareholder vote.

The Company's Bylaws prohibit us from issuing debt securities in a public offering unless the Company's "cash flow" (which for this purpose means net income, exclusive of extraordinary items, plus depreciation) for the most recent 12 months for which financial statements are available, adjusted to give effect to the anticipated use of the proceeds from the proposed sale of debt securities, would be sufficient to pay the interest on such securities. This Bylaw provision may be changed only upon a shareholder vote.

Without the consent of holders of the various series of Senior Preferred Stock, we may not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of December 31, 2002, the Debt Ratio was approximately 2.0%. "Debt" means the liabilities (other than "accrued and other liabilities" and "minority interest") that should, in accordance with accounting principles generally accepted in the United States, be reflected on the Company's consolidated balance sheet at the time of determination. "Assets" means the Company's total assets before a reduction for accumulated depreciation and amortization that should, in accordance with generally accepted accounting principles, be reflected on the consolidated balance sheet at the time of determination.

Our bank and senior unsecured debt agreements contain various financial covenants, including limitations on the level of indebtedness of 30% of total capitalization (as defined) and the prohibition of the payment of dividends upon the occurrence of an event of default (as defined).

Employees

We have 4,500 employees at December 31, 2002 who render services on behalf of the Company, primarily personnel engaged in property operation, substantially all of whom are employed by a clearing company that provides certain administrative and cost-sharing services to the Company and other owners of properties operated by the Company.

Federal Income Tax

We believe that we have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that it will at all times so qualify. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income (including gains from the sale of securities and properties) that is distributed to our shareholders. For Federal tax purposes, distributions to shareholders are treated by the shareholders as ordinary income, capital gains, return of capital or a combination thereof. Distributions in excess of taxable income (as defined) are treated as nontaxable returns of capital.

On December 17, 1999, the Work Incentives Improvement Act of 1999 (the "Act"), which included certain provisions affecting REITs, was enacted. The REIT provisions of the Act generally are effective for taxable years beginning after December 31, 2000. The Act was intended to ease the restrictions on a REIT's ability to own the stock of taxable companies. The Act allows REITs to own up to 100% of the stock of companies that have made a joint election with the REIT to be treated as "taxable REIT subsidiaries" ("TRS"). A TRS will be subject to federal income tax on income as a regular corporation. Under prior law, a REIT generally could not own more than 10% of the voting securities of other issuers. Under the Act, the prior law 10% voting securities test was expanded so that REITs also are prohibited from owing more than 10% of the value of outstanding securities of any one corporate issuer, except for companies that elect to be treated as TRSs or companies that qualify for certain grandfather provisions in the Act.

An important effect of the Act is that TRSs are permitted to offer noncustomary services to the tenants of the REIT (such services could be provided under prior law only by "independent contractors" from which the REIT could not earn any income). TRSs also are able to engage in other income producing activities that typically had been undertaken by REITs only through entities in which a REIT could have a substantial economic interest, but was limited to a 10% or less voting interest. The Act includes certain limitations that prevent income shifting between a REIT and its TRS, in an effort to ensure that TRSs in fact are taxable on the income that they earn. In addition, under prior law, a REIT could not own securities of any single issuer with a value in excess of 5% of the value of all the assets of the REIT. The Act also relaxed this limitation, so that a REIT may own a TRS (or TRSs), so long as the aggregate value of the TRSs, when combined with all other non-REIT assets, does not exceed 25% of the value of all assets of the REIT. The Company and certain affiliates have jointly made the TRS election.

Insurance

We believe that our properties are adequately insured. Our facilities have historically carried comprehensive insurance, including fire, earthquake, liability and extended coverage through STOR-Re Mutual Insurance Company, Inc. ("STOR-Re"), one of the Consolidated Entities, and insures portions of these risks through nationally recognized insurance carriers. STOR-Re also insures affiliates of the Company.

The Company, Stor-RE, and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $30 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125,000,000 for property coverage and $101,000,000 for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e., earthquake and wind damage) determined in recent engineering and actuarial studies.

ITEM 1A. Risk Factors

In addition to the other information in our Form 10-K, you should consider the following factors in evaluating the Company:

The Hughes family could control us.

At March 14, 2003, the Hughes family owned approximately 37% of our outstanding shares of common stock. Consequently, the Hughes family could control matters submitted to a vote of our shareholders, including electing directors, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may be favorable to the other common shareholders.

Provisions in our organizational documents may prevent changes in control.

Restrictions in our organizational documents may further limit changes in control. Unless our board of directors waives these limitations, no shareholder may own more than (1) 2.0% of our outstanding shares of our common stock or (2) 9.9% of the outstanding shares of each class or series of our preferred or equity stock. Our organizational documents in effect provide, however, that the Hughes family may continue to own the shares of our common stock held by them at the time of the 1995 reorganization. These limitations are designed, to the extent possible, to avoid a concentration of ownership that might jeopardize our ability to qualify as a real estate investment trust or REIT. These limitations, however, also may make a change of control significantly more difficult (if not impossible) even if it would be favorable to the interests of our public shareholders. These provisions will prevent future takeover attempts not approved by our board of directors even if a majority of our public shareholders deem it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons.

We would incur adverse tax consequences if we fail to qualify as a REIT.

You will be subject to the risk that we may not qualify as a REIT. As a REIT, we must distribute at least 90% of our REIT taxable income to our shareholders, which include not only holders of our common stock and equity stock but also holders of our preferred stock. Failure to pay full dividends on the preferred stock would prevent us from paying dividends on our common stock and could jeopardize our qualification as a REIT.

For any taxable year that we fail to qualify as a REIT and the relief provisions do not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We may pay some taxes.

Even if we qualify as a REIT for Federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. Several corporate subsidiaries of the Company have elected to be treated as "taxable REIT subsidiaries" of the Company for federal income tax purposes since January 1, 2001. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on some payments that we receive if the economic arrangements among our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties. To the extent that the Company or any taxable REIT subsidiary is required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.

We would incur a corporate level tax if we sell certain assets.

We will generally be subject to a corporate level tax on any net built-in gain if before November 2005 we sell any of the assets we acquired in the November 1995 reorganization.

We and our shareholders are subject to financing risks.

Debt increases the risk of loss. In making real estate investments, we may borrow money, which increases the risk of loss. At December 31, 2002, our debt of $115.9 million was approximately 2.4% of our total assets.

Certain securities have a liquidation preference over our common stock and Equity Stock, Series A. If we liquidated, holders of our preferred securities would be entitled to receive liquidating distributions, plus any accrued and unpaid distributions, before any distribution of assets to the holders of our common stock and Equity Stock, Series A. Holders of preferred securities are entitled to receive, when declared by our board of directors, cash distributions in preference to holders of our common stock and Equity Stock, Series A.

Since our business consists primarily of acquiring and operating real estate, we are subject to real estate operating risks.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- potential terrorist attacks;

- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale or financing of a property difficult or unattractive; and
- changes in tax, real estate and zoning laws.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated 94% of our rental revenue during 2002. Local market conditions will play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located from other self-storage facilities and other storage alternatives is significant and has affected the occupancy levels, rental rates and operating expenses of some of our properties. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate. As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations – Self-Storage Operations, the revenues of the Consistent Group of facilities declined 3.3% in the year ended December 31, 2002 as compared to 2001. Such competition could have been a factor in this decline.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and intend to conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In this regard, some of our facilities are or may be the subject of federal or state environment investigations or remedial actions. We have obtained, with respect to recent acquisitions, and intend to obtain with respect to pending or future acquisitions, appropriate purchase price adjustments or indemnifications that we believe are sufficient to cover any related potential liability. Although we cannot provide any assurance, based on the preliminary environmental assessments, we believe we have funds available to cover any liability from environmental contamination or potential contamination and we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operation.

Delays in development and fill-up of our properties would reduce our profitability: During 2002, the Company opened a total of 14 newly developed self-storage facilities at a total cost of approximately $92,109,000, and at December 31, 2002 the Company had 38 projects in development that were expected to begin construction by June 30, 2003. These 38 projects have total estimated costs of $199,760,000. Construction delays due to weather, unforeseen site conditions, personnel problems, and other factors, as well as cost overruns, would adversely affect the Company's profitability. Delays in the rent-up of newly developed facilities as a result of competition or other factors would also adversely impact the Company's profitability.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Such increases could adversely impact the Company's profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures: All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accomodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could result in government imposed fines on us and the award of damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

We have no interest in Canadian self-storage facilities owned by the Hughes family.

The Hughes Family has ownership interests in, and operates, approximately 38 self-storage facilities in Canada under the name "Public Storage." Our personnel are engaged in the supervision and the operation of these properties and in providing certain administrative services, and the Canadian owners reimburse us at cost for these services. We have a right of first refusal to acquire the stock or assets of the corporation engaged in these operations if the Hughes family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, have no right to acquire this stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian mini-warehouses. There may be conflicts of interest in allocating the time of our personnel between our properties and the Canadian properties. The Board of Directors is currently evaluating these arrangements.

Our portable self-storage business has incurred operating losses.

Public Storage Pickup & Delivery ("PSPUD") was organized in 1996 to operate a portable self-storage business. We own all of the economic interest of PSPUD. Since PSPUD will operate profitably only if it can succeed in the relatively new field of portable self-storage, we cannot provide any assurance as to its profitability. PSPUD incurred operating losses of $5,135,000 in 2000, $2,218,000 in 2001 and $10,058,000 in 2002. PSPUD closed 22 facilities that were deemed not strategic to the Company's business plan during 2002.

The operating loss for 2002 includes a write-down for impaired assets totaling $6,937,000 ($750,000 of which relates to continuing operations) and lease termination charges of $2,447,000 (see Note 4 to the financial statements for more information).

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict which could further impact our business and operating results.

President Bush's proposed tax cut could adversely affect the price of our stock.

President Bush has proposed a tax reduction package that would, among other things, substantially reduce or eliminate the taxation of dividends paid by corporations other than REITs. If the double taxation of corporate dividends were to be eliminated or reduced, certain of the relative tax advantage of being a REIT would be eliminated or reduced, which may have an adverse effect on the price of our stock. This adverse effect may take place prior to the adoption of any tax cut based upon the market's perception of the likelihood of implementation of such a provision.

ITEM 2. Properties

At December 31, 2002, we had direct and indirect ownership interests in 1,403 storage facilities located in 37 states:

	At December 31, 2002	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in Thousands)
California:		
Northern	140	7,916
Southern	165	10,646
Texas	165	11,124
Florida	138	8,133
Illinois	95	5,829
Georgia	62	3,626
Colorado	50	3,145
New Jersey	42	2,449
Washington	42	2,657
Maryland	41	2,323
Missouri	38	2,172
Virginia	38	2,294
New York	36	2,127
Ohio	31	1,925
Oregon	25	1,171
Tennessee	27	1,566
North Carolina	24	1,266
South Carolina	24	1,082
Kansas	22	1,316
Nevada	22	1,409
Alabama	22	895
Other states (17 states)	154	9,451
Totals	1,403	84,522

(a) Includes 1,367 self-storage facilities owned by the Company and entities controlled by the Company. The remaining 36 facilities are self-storage facilities owned by entities in which the Company has an interest; however, the Company does not have a controlling interest in such entities. See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2002 financials, for a complete list of properties consolidated by the Company.

Our facilities are generally operated to maximize cash flow through the regular review and, when warranted by market conditions, adjustment of scheduled rents. For the year ended December 31, 2002, the weighted average occupancy level and the weighted average annual realized rent per rentable square foot for our storage facilities were approximately 82.9% and $9.64, respectively. Included in the 1,403 storage facilities are 66 newly developed facilities opened since January 1, 1999, substantially all of which were in the fill-up stage in the year ended December 31, 2002.

At December 31, 2002, 24 of our facilities were encumbered by an aggregate of $20.6 million in mortgage debt.

The Company has no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of the Company's total assets, gross revenues or net income.

Description of Storage facilities: Storage facilities, which comprise the majority of our investments (approximately 94% based on rental revenue), are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some storage facilities also include rentable uncovered parking areas for vehicle storage, as well as space for portable storage containers. Leases for storage facilities space may be on a long-term or short-term basis, although typically spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property and the size of the storage space. All of our storage facilities are operated under the "Public Storage" name.

Users of space in storage facilities include both individuals and large and small businesses. Individuals usually employ this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Storage facilities in which we have invested generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately 8 to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer.

Our storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 37 states in the United States. Generally our storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby less populated areas.

Competition from other self-storage facilities in the market areas in which many of our properties are located is significant and has affected the occupancy levels, rental rates, and operating expenses of some of our properties.

Since our investments are primarily storage facilities, our ability to preserve our investments and achieve our objectives is dependent in large part upon success in this field. Historically, upon stabilization after an initial fill-up period, our storage facility interests have generally shown a high degree of consistency in generating cash flows, despite changing economic conditions. We believe that our storage facilities, upon stabilization, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance.

Commercial Properties: In addition to our interest in 1,403 storage facilities, we have an interest in PSB, which, as of December 31, 2002, owns and operates 14.4 million net rentable square feet in eight states. At December 31, 2002, our investment in PS Business Parks represents less than 6% of our total assets based upon cost. The market value of our investment in PSB at December 31, 2002 of $404.6 million represents 8% of the book value of our total assets at December 31, 2002 of $4.8 billion. We also directly own four commercial properties with 262,000 net rentable square feet, have 992,000 net rentable square feet of commercial space that is located at certain of the self-storage facilities, and own five industrial facilities with an aggregate of 420,000 net rentable square feet that are being used by the continuing containerized storage operations.

The commercial properties owned by PSB consist of flex space, office space and industrial space. PSB owns approximately 10.9 million square feet of flex space, which is defined as buildings that are configured with a combination of part warehouse space and part office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a variety of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. PSB also owns approximately 2.2 million square feet of low-rise suburban office space, generally either in business parks that combine office and flex space or in desirable submarkets where the economics of the market demand an office build-out, and approximately 1.3 million square feet of industrial space that have characteristics similar to the warehouse component of the flex space.

Environmental Matters: Our practice is to conduct environmental investigations in connection with property acquisitions. As a result of environmental investigations of our properties, which commenced in 1995, we recorded an amount, which in management's best estimate, will be sufficient to satisfy anticipated costs of known investigation and remediation requirements. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities which individually or in the aggregate would be material to the Company's overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

Salaam, et. al v. Public Storage, Inc. (filed February 2000) (Superior Court- Sacramento County)

The plaintiffs in this case are suing the Company on behalf of a purported class of California resident property managers who claim that they were not compensated for all the hours they worked. The named plaintiffs have indicated that their claims total less than $20,000 in aggregate. This maximum potential liability can only be increased if a class is certified or if claims are permitted to be brought on behalf of the others under the California Unfair Business Practices Act. The plaintiffs' motion for class certification was denied in August 2002; the plaintiffs have appealed this denial. This denial does not deal with the claim under the California Unfair Business Practices Act.

The Company is continuing to vigorously contest the claims in this case and intends to resist any expansion beyond the named plaintiffs on the grounds of lack of commonality of claims. The Company's resistance will include opposing the plaintiffs' appeal of the court's denial of class certification and opposing the claim on behalf of others under the California Unfair Business Practices Act.

Henriquez v. Public Storage, Inc. (Filed June 2002; Dismissed January, 2003)(Superior Court – Los Angeles County)

The plaintiff in this case filed a suit against the Company on behalf of a purported class of renters who rented self-storage units from the Company. Plaintiff alleged that the Company misrepresents the size of its units and sought damages and injunctive and declaratory relief under California statutory and common law relating to consumer protection, unfair competition, fraud and deceit and negligent misrepresentation. In January 2003, the plaintiff caused this suit to be dismissed. The plaintiff's attorney has advised that he anticipates filing a similar suit against the Company on behalf of a new plaintiff. However, the Company cannot presently determine the potential total damages, if any, or the ultimate outcome of any such litigation. If a new suit is filed, the Company intends to vigorously contest any claims on which it is based.

Equity Resource Fund XV v. Public Storage Inc. (Filed August 1997) (Massachusetts Superior Court – Middlesex County)

In February 2000, the Company entered into a settlement of litigation arising out of a 1997 tender offer for limited partnership units in two affiliated partnerships. Under the settlement agreement, the Company agreed to sell to the plaintiff units representing a 4% interest in each of the partnerships for a total payment of approximately $1,523,000. The plaintiff failed to tender the full purchase price at the scheduled closing and the settlement collapsed.

In September 2000, the plaintiff amended its complaint to add a claim for breach of the settlement agreement seeking specific enforcement and a claim seeking damages for unfair and deceptive trade practices in connection with the alleged breach. By amending the complaint the Company believes the plaintiff elected to abandon its underlying claims in the litigation. The Company asserted affirmative defenses including the material breach by the plaintiff. Cross motions for summary judgment were filed by the parties. In July 2002, the court granted plaintiff's motion for summary judgment as to its claim for breach of the settlement agreement and granted the Company's motion for summary judgment to dismiss plaintiff's claim for unfair and deceptive trade practices.

In March 2003, the court granted plaintiff's motion to compel the sale of the units to the plaintiff. The Company is considering whether to appeal. If the Company is compelled to sell the units to plaintiff, the Company would incur a loss of approximately $1,839,000, which has been accrued as a loss on sale of real estate investments in the Company's income statement during 2002.

PS Insurance Company

In November 2002, a shareholder of the Company made a demand on the Board of Directors that challenged the fairness of the Company's acquisition of PS Insurance Company, Ltd. ("PSIC") and demanded that the Board recover the profits earned by PSIC from November 1995 through December 2001. The transaction, which had an acquisition cost of approximately $24.5 million, was approved by the independent directors of Board in March 2001 and closed in December 2001. PSIC was formerly owned by B. Wayne Hughes, the Chairman of the Board (and previously also the Chief Executive Officer) of the Company, and members of his family. In December 2002, the Board held a special meeting to authorize an inquiry by its independent directors to review the fairness to the Company's shareholders of its acquisition of PSIC and whether the Company should be entitled to be paid by Mr. Hughes and his family an amount equal to PSIC's profits since November 1995. The inquiry is currently ongoing.

The Company is a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time. The Company believes that the outcome of these other pending legal proceedings, in the aggregate, will not have a material adverse effect upon the operations or financial portion of the Company.

ITEM 4. Submission of Matters to a Vote of Security Holders

The Company did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2002.

ITEM 4A. Executive Officers of the Company

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 45, was appointed Vice Chairman and Chief Executive Officer of the Company on November 7, 2002. Mr. Havner has been employed by the Company in various accounting and operational capacities since 1986 and served as Senior Vice President and Chief Financial Officer of the Company from November 1991 until December 1996 when be became Chairman, President and Chief Executive Officer of PS Business Parks, Inc. (AMEX: symbol PSB) an affiliate of the Company. He is a member of the National Association of Real Estate Investment Trusts (NAREIT) and the Urban Land Institute (ULI) and a Director of Business Machine Security, Inc. and Mobile Storage Group, Inc. Mr. Havner earned a Bachelor of Arts degree in Economics from the University of California, Los Angeles.

Harvey Lenkin, age 66, became President and a director of the Company in November 1991. Mr. Lenkin has been employed by the Company for 25 years. He has been a director of PSB since March 1998 and was President of PSB from 1990 until March 1998. He is a member of the Board of Governors of the National Association of Real Estate Investment Trusts, Inc. (NAREIT).

Marvin M. Lotz, age 60, became a director of the Company in May 1999. Mr. Lotz has been a Senior Vice President of the Company since November 1995. He served as president of the property management division from 1988 until July 2002 with overall responsibility for the Company's mini-warehouse operations. In July 2002, Mr. Lotz became president of the real estate division with overall responsibility for the Company's acquisition and development activity.

John Reyes, age 42, a certified public accountant, joined the Company in 1990 and was Controller of the Company from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of the Company in November 1995 and a Senior Vice President of the Company in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young.

PART II

ITEM 5. Market for the Registrant's Common Equity and Related Stockholder Matters

a. Market Price of the Registrant's Common Equity:

The Common Stock (NYSE:PSA) has been listed on the New York Stock Exchange since October 19, 1984 and on the Pacific Exchange since December 26, 1996. The Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A (NYSE:PSAA) (see section d. below) have been listed on the New York Stock Exchange since February 14, 2000.

The following table sets forth the high and low sales prices of the Common Stock on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2001	1st	$ 26.750	$ 24.125
	2nd	30.200	26.060
	3rd	34.850	29.150
	4th	35.150	32.480
2002	1st	$ 38.400	$ 33.190
	2nd	39.290	34.950
	3rd	37.900	29.000
	4th	32.530	27.980

The following table sets forth the high and low sales prices of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A on the New York Stock Exchange composite tapes for the applicable periods.

Year	Quarter	Range	
		High	Low
2001	1st	$ 25.250	$ 22.563
	2nd	25.050	23.250
	3rd	26.550	24.360
	4th	27.480	25.900
2002	1st	$ 28.250	$ 26.650
	2nd	28.400	27.160
	3rd	28.180	25.700
	4th	27.700	26.050

As of March 19, 2003, there were approximately 20,887 holders of record of the Common Stock and approximately 14,267 holders of the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. Overall distributions on Common Stock for 2002 amounted to $209.1 million or $1.80 per share.

Holders of Common Stock are entitled to receive distributions when and if declared by the Company's Board of Directors out of any funds legally available for that purpose. We are required to distribute at least 90% of our net taxable ordinary income prior to the filing of the Company's tax return and 85%, subject to certain adjustments, during the calendar year, to maintain our REIT status for federal income tax purposes. It is our intention to pay distributions of not less than this required amount.

For Federal tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2002, the dividends paid to the common shareholders ($1.80 per share), on all the various classes of preferred stock, and on our Equity Stock, Series A were characterized as 100% ordinary income.

For 2001, the dividends paid to the common shareholders ($1.69 per share), on all the various classes of preferred stock and on Equity Stock, Series A were characterized as ordinary income and long-term capital gain. The quarterly breakdown is as follows:

Treatment of dividends paid for 2001

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	96.60%	99.67%	100.00%	100.00%
Long-term Capital Gain......	3.40%	0.33%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

In 2000, distributions to common shareholders were $1.48 per share and were 98.3% ordinary income and 1.7% long-term capital gain.

c. Equity Stock

The Company is authorized to issue 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

In April 2001, the Company completed a public offering of 2,210,500 depositary shares each representing 1/1,000 of a share of Equity Stock, Series A, ("Equity Stock A") raising net proceeds of approximately $51,836,000. In May 2001, the Company completed a direct placement of 830,000 depositary shares, raising net proceeds of approximately $20,294,000. In November 2001, the Company completed a direct placement of 100,000 depositary shares, raising net proceeds of approximately $2,690,000. In January 2000, we issued 4,300,555 depositary shares (2,200,555 shares as part of a special distribution declared on November 15, 1999 and 2,100,000 shares in a separate public offering). In addition, in the second quarter of 2000, we issued 52,547 depositary shares to a related party in connection with the acquisition of real estate facilities. In December 2000, we issued 1,282,500 depositary shares in a public offering. All of the issuances of the depositary shares described in this paragraph were registered under the Securities Act at the time of issuance.

At December 31, 2002, we had 8,776,102 depositary shares outstanding, each representing 1/1,000 of a share of Equity Stock A. The Equity Stock A ranks on a parity with common stock and junior to the Senior Preferred Stock with respect to distributions and liquidation and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the Common Stock or b) $2.45 per annum. Except in order to preserve the Company's federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its federal income tax status as a REIT, each depositary share will be convertible into .956 shares of our common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions on the depositary shares if no distributions are paid to common shareholders.

In June 1997, we contributed $22,500,000 (225,000 shares) of equity stock, now designated as Equity Stock, Series AA ("Equity Stock AA") to a partnership in which we are the general partner. As a result of this contribution, we obtained a controlling interest in the partnership and began to consolidate the accounts of the partnership and therefore the equity stock is eliminated in consolidation. The Equity Stock AA ranks on a parity with Common Stock and junior to the Senior Preferred Stock with respect to general preference rights and has a liquidation amount of ten times the amount paid to each Common Share up to a maximum of $100 per share. Quarterly distributions per share on the Equity Stock AA are equal to the lesser of (i) 10 times the amount paid per Common Stock or (ii) $2.20. We have no obligation to pay distributions if no distributions are paid to common shareholders.

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Stock, Series AAA ("Equity Stock AAA") to a newly formed joint venture. We control the joint venture and consolidate the accounts of the joint venture, and accordingly the Equity Stock AAA is eliminated in consolidation. The Equity Stock AAA ranks on a parity with common stock and junior to the Senior Preferred Stock (as defined below) with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders.

ITEM 6. Selected Financial Data

	For the year ended December 31,				
	2002(1)	2001(1)	2000(1)	1999 (1)	1998 (1)
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and tenant reinsurance premiums	$832,791	$767,944	$696,050	$626,086	$535,139
Interest and other income	8,661	14,225	18,836	16,700	18,614
	841,452	782,169	714,886	642,786	553,753
Expenses:					
Cost of operations	295,517	262,988	245,265	214,973	204,106
Depreciation and amortization	179,634	166,178	148,195	137,469	111,691
General and administrative	15,619	21,038	21,306	12,491	11,635
Interest expense	3,809	3,227	3,293	7,971	4,507
	494,579	453,431	418,059	372,904	331,939
Income before equity in earnings of real estate entities, minority interest, discontinued operations and gain (loss) on disposition of real estate investments	346,873	328,738	296,827	269,882	221,814
Equity in earnings of real estate entities	29,888	38,542	39,319	32,183	26,602
Minority interest in income	(44,087)	(46,015)	(38,356)	(16,006)	(20,290)
Net income before discontinued operations and gain on disposition of real estate	332,674	321,265	297,790	286,059	228,126
Discontinued operations (2)	(11,395)	(1,148)	(1,278)	(328)	(1,107)
Gain/(loss) on disposition of real estate investments	(2,541)	4,091	576	2,154	-
Net income	$318,738	$324,208	$297,088	$287,885	$227,019
Per Common Share:					
Distributions	$1.80	$1.69	$1.48	$1.52	$0.88
Net income – Basic	$1.21	$1.53	$1.41	$1.53	$1.30
Net income – Diluted	$1.19	$1.51	$1.41	$1.52	$1.30
Weighted average common shares – Basic	123,005	122,310	131,566	126,308	113,929
Weighted average common shares – Diluted	124,571	123,577	131,657	126,669	114,357
Balance Sheet Data:					
Total assets	$4,843,662	$4,625,879	$4,513,941	$4,214,385	$3,403,904
Total debt	$115,867	$168,552	$156,003	$167,338	$81,426
Minority interest (other partnership interests)	$154,499	$169,601	$167,918	$186,600	$139,325
Minority interest (preferred partnership interests)	$285,000	$285,000	$365,000	-	-
Shareholders' equity	$4,158,969	$3,909,583	$3,724,117	$3,689,100	$3,119,340
Other Data:					
Net cash provided by operating activities	$588,961	$538,534	$525,775	$463,292	$388,407
Net cash used in investing activities	$(323,464)	$(306,058)	$(465,464)	$(452,209)	$(365,506)
Net cash provided used in financing activities	$(211,720)	$(272,596)	$(25,969)	$(7,183)	$(13,131)

(1) During 2002, 2001, 2000, 1999 and 1998, we completed several significant business combinations and equity transactions. See Notes 3, 9, and 10 to the Company's consolidated financial statements.

(2) During the year ended December 31, 2002, the Company adopted a business plan that included the closure of certain non-strategic containerized storage facilities (the "Closed Facilities."). The historical operations of the Closed Facilities are classified as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to these facilities for current and prior periods included in the line-item "Discontinued Operations – Containerized Storage" on the income statement. Also, during 2002, we sold one of our commercial facilities and classified its historical operations as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to this facility for current and prior periods included in the line-item "Discontinued Operations" on the income statement.

ITEM 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto.

Forward Looking Statements: When used within this document, the words "expects," "believes," "anticipates," "should," "estimates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21F of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results and performance of the Company to be materially different from those expressed or implied in the forward looking statements. Such factors are described in Item 1A, "Risk Factors" and include changes in general economic conditions and in the markets in which the Company operates and the impact of competition from new and existing storage and commercial facilities and other storage alternatives, which could impact rents and occupancy levels at the Company's facilities; difficulties in the Company's ability to evaluate, finance and integrate acquired and developed properties into the Company's existing operations and to fill up those properties, which could adversely affect the Company's profitability; the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase the Company's expense and reduce the Company's cash available for distribution; consumers' failure to accept the containerized storage concept which would reduce the Company's profitability; difficulties in raising capital at reasonable rates, which would impede the Company's ability to grow; delays in the development process, which could adversely affect the Company's profitability; and economic uncertainty due to the impact of war or terrorism could adversely affect our business plan. We disclaim any obligation to publicly release the results of any revisions to these forward-looking statements reflecting new estimates, events or circumstances after the date of this report.

Critical Accounting Policies

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying REIT under the Internal Revenue Code and applicable state laws. A qualifying REIT generally does not pay corporate level income taxes on its taxable income that is distributed to its shareholders, and accordingly, we do not pay or record as an expense income tax on the share of our taxable income that is distributed to shareholders.

Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurance that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that we would be entitled to any statutory relief.

Impairment of Long Lived Assets: Substantially all of our assets consist of long-lived assets, including real estate, assets associated with the containerized storage business, goodwill, and other intangible assets. We quarterly evaluate our long-lived assets for impairment. As described in Note 2 to the consolidated financial statements, the evaluation of goodwill for impairment entails valuation of the reporting unit to which goodwill is allocated, which involves significant judgment in the area of projecting earnings, determining appropriate price-earnings multiples, and discount rates. In addition, the evaluation of other long-lived assets for impairment requires determining whether indicators of impairment exist, which is a subjective process. When any indicators of impairment are found, the evaluation of such long-lived assets then entails projections of future operating cashflows, which also involves significant judgment. We have identified no such impairments at December 31, 2002, other than those denoted with respect to the containerized storage activities. However, future events, or facts and circumstances that currently exist that we have not yet identified, could cause us to conclude in the future that our long lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Estimated Useful Lives of Long-Lived Assets: Substantially all of our assets consist of depreciable, long-lived assets. We record depreciation expense with respect to these assets based upon their estimated useful lives. Any change in the estimated useful lives of those assets, caused by functional or economic obsolescence or other factors, could have a material adverse impact on our financial condition or results of operations.

Estimated level of Retained Risk liabilities: As described in Note 2 to the consolidated financial statements, we retain certain risks with respect to property perils, legal liability, and other such risks. In connection with our retention of these risks, we accrue losses based upon our estimated level of losses incurred using certain actuarial assumptions followed in the insurance industry and based upon our experience. While we believe that the amounts of the accrued losses are adequate, the ultimate liability may be in excess of or less than the amounts provided.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with accounting principles generally accepted in the United States, we have not accrued for such potential liabilities because the loss is either not probable or not estimable or because we are not aware of the event. Future events and the result of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations. Some of these potential losses, which we are aware of, are described in Note 16 to the consolidated financial statements.

Accruals for Operating Expenses: We accrue for property tax expense and other operating expenses based upon estimates and historical trends and current and anticipated local and state government rules and regulations. If these estimates and assumptions are incorrect, our expenses could be misstated.

Overview: The self-storage industry is highly fragmented and is composed predominantly of numerous local and regional operators. Competition in the markets in which we operate is significant and has increased over the past several years due to additional development of self-storage facilities. We believe that the increase in competition has had a negative impact to our occupancy levels and rental rates in many markets. However, we believe that we possess several distinguishing characteristics that enable us to compete effectively with other owners and operators.

We are the largest owner and operator of self-storage facilities in the United States with ownership interests as of December 31, 2002 in 1,403 self-storage facilities containing approximately 84.5 million net rentable square feet. All of our facilities are operated under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry. Located in the major metropolitan markets of 37 states, our self-storage facilities are geographically diverse, giving us national recognition and prominence. This concentration establishes us as one of the dominant providers of storage space in most markets in which we operate and enables us to use a variety of promotional activities, such as television advertising as well as targeted discounting and referrals, which are generally not economically viable to most of our competitors. In addition, we believe that the geographic diversity of the portfolio reduces the impact from regional economic downturns and provides a greater degree of revenue stability.

We will continue to focus our growth strategies on: (i) improving the operating performance of our existing self-storage properties, (ii) increasing our ownership of self-storage facilities, (iii) improving the operating performance of our containerized storage business, and (iv) participating in the growth of PS Business Parks, Inc. ("PSB"). Major elements of these strategies are as follows:

- We will focus on enhancing the operating performance of our self-storage properties, primarily through increases in revenues achieved through the telephone reservation center and associated marketing efforts. However, during 2002, the Consistent Group of facilities (defined below) exhibited reductions in rental income and net operating income before depreciation of 3.3% and 5.7%, respectively, over the prior year. We believe that these reductions were attributable to the impact of changes in our marketing strategy as well as to general economic conditions. See "Self-Storage Operations – Consistent Group of Facilities" for further discussion. We expect future increases in rental income to come from increases in occupancy and increases in realized rent, although there can be no assurance.

- We expect to continue our development program, though at a level of development that is lower than that experienced in the last three years. Over the past four years, the Company and the Consolidated Development Joint Venture has developed and opened a total of 66 storage facilities at a cost of approximately $421.2 million, containing approximately 4,905,000 net rentable square feet. We have a total of 38 projects identified for openings after December 31, 2002 at an estimated total cost of $199.8 million. These 38 projects are comprised of 22 self-storage facilities and expansions of 16 existing self-storage facilities.

- We will acquire facilities from third parties. This activity has not contributed significantly to our growth over the past three years, as we have acquired only 17 self-storage facilities from third parties. We believe that our national telephone reservation system and marketing organization present an opportunity for increased revenues through higher occupancies of the properties acquired from third parties, as well as cost efficiencies through greater critical mass.

- We will attempt to continue to acquire self-storage facilities from affiliates or interests in affiliated entities that own self-storage facilities which we manage, as they become available from time to time. The pool of such available acquisitions has continued to decrease as we have acquired such remaining interests over the last several years.

- We will continue to focus on improving the operations of the containerized storage operations. Over the last three years, we have developed facilities that combine containerized storage and traditional self-storage. These facilities have replaced facilities previously leased from third parties, thereby reducing third-party lease expense. During 2002, we identified 22 containerized storage facilities that no longer fit into our business plan going forward. These 22 facilities have been or will be closed thereby reducing the number of containerized facilities from 55 to 33 facilities. We continue to evaluate the optimum level of containerized facility operations in each market in which we operate and may close additional facilities during 2003. In addition, we continue to refine the operating model of the containerized storage business.

- Through our investment in PSB, we will continue to participate in the growth of this company's investment in approximately 14.4 million net rentable square feet of commercial space at December 31, 2002.

Results of Operations

Net income: Net income was $318,738,000 for 2002 compared to $324,208,000 for 2001, representing a decrease of 1.7%. The decrease in net income was caused primarily by a decrease in the operating results of our Consistent Group of self-storage properties, increased depreciation expense resulting primarily from new property additions, and charges relating to the planned closure of several containerized storage facilities. The impact of these items was partially offset by increased earnings generated by the acquisition of additional real estate investments during 2001 and 2002, the earnings generated by the tenant reinsurance business that was acquired at the end of 2001, reduced general and administrative expense, and a decrease in income allocated to minority interests.

Net income was $324,208,000 for 2001 compared to $297,088,000 for 2000, representing an increase of 9.1%. The increase was primarily the result of improved operating results of our Consistent Group self-storage properties, reduced operating losses from the containerized storage business and increased earnings generated by the acquisition of additional real estate investments during 2000 and 2001. The impact of these items was offset partially by an increased allocation of income to minority combined with an increase in depreciation expense during 2001 resulting from new property additions during 2000 and 2001.

Net income per share: Net income was $1.19 per common share, on a diluted basis, for 2002 compared to $1.51 per common share for 2001. In addition to those factors denoted above with respect to the reduction in net income in 2002, net income per share, on a diluted basis, decreased due to (i) an increase in net income allocated to both our preferred and Equity Stock, Series A shareholders and (ii) an increase in weighted average diluted common shares outstanding. Diluted weighted average common equivalent shares outstanding totaled 124,571,000 for 2002 compared to 123,577,000 for 2001.

Net income was $1.51 per common share, on a diluted basis, for 2001 compared to $1.41 per common share in 2000. This increase was due to the same factors denoted above with respect to the increase in net income in 2001 combined with a decrease in weighted average shares outstanding due to our common share repurchase activities, offset partially by an increase in net income allocated to both our preferred and Equity Stock, A shareholders. Diluted weighted average shares outstanding decreased from 131,657,000 in 2000 to 123,577,000 in 2001, as a result of the impact of common share repurchases in 2001.

In computing net income allocable to common shareholders for each period, aggregate dividends paid to the holders of the Equity Stock, Series A and preferred equity securities have been deducted in determining net income allocable to the common shareholders. Distributions paid to the holders of the Equity Stock, Series A totaled $21,501,000 in 2002, $19,455,000 in 2001 and $11,042,000 in 2000. Distributions paid to our preferred shareholders totaled $148,926,000 in 2002, $117,979,000 in 2001 and $100,138,000 in 2000.

Real Estate Operations

Self - Storage Operations: Our self-storage operations are by far the largest component of our operating activities, representing approximately 91% of our revenues generated during 2002. Rental income, with respect to our self-storage operations, has grown from $653,110,000 in 2000 to $721,662,000 in 2001, representing an increase of 10.5%. In 2002, rental income grew to $763,287,000, representing an increase of 5.8% as compared to 2001. The year over year improvements in rental income include changes in the performance of those properties that we owned throughout the three year period and the increase in the number of properties in our portfolio either through our acquisition or development activities.

At the end of 1999, we had a total of 1,202 self-storage facilities included in our consolidated financial statements. Since that time we have increased the number of self-storage facilities by 165 (2000 - 40 facilities, 2001 - 22 facilities and 2002 - 103 facilities). To enhance year over year comparisons, the following table summarizes, and the ensuing discussion describes, the self-storage operating results based upon the following categories:

(i) 1,152 self-storage facilities that are reflected in the financial statements on a stabilized basis for the entire three years ended December 31, 2002 (the "Consistent Group"),

(ii) 66 development facilities that were opened since January 1, 1999 (the "Developed Facilities"),

(iii) 113 facilities that were acquired in the three years ended December 31, 2002 (the "Acquired Facilities"),

(iv) 36 facilities that were owned throughout the three years ended December 31, 2002 but were not stabilized, (the "Expansion Facilities"), and

(v) one facility that was disposed of during the three years ended December 31, 2002 (the "Disposed Facility"):

Self - storage operations summary:	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Percentage Change	2001	2000	Percentage Change
	(Dollar amounts in thousands)					
Rental income (a):						
Consistent Group (b)	$644,778	$666,964	(3.3)%	$666,964	$623,663	6.9%
Acquired Facilities (c)	73,538	19,516	276.8%	19,516	5,657	245.0%
Expansion Facilities (d)	19,848	19,962	(0.6)%	19,962	19,417	2.8%
Developed Facilities (e)	25,123	14,870	69.0%	14,870	3,715	300.3%
Disposed Facility (f)	-	350	(100.0)%	350	658	(46.8)%
Total rental income	763,287	721,662	5.8%	721,662	653,110	10.5%
Cost of operations:						
Consistent Group	206,810	202,482	2.1%	202,482	198,857	1.8%
Acquired Facilities	22,306	7,258	207.3%	7,258	1,605	352.2%
Expansion Facilities	7,884	9,608	(17.9)%	9,608	6,788	41.5%
Developed Facilities	13,957	9,652	44.6%	9,652	2,908	231.9%
Disposed Facility	-	211	(100.0)%	211	304	(30.6)%
Total cost of operations	250,957	229,211	9.5%	229,211	210,462	8.9%
Net operating income before depreciation:						
Consistent Group	437,968	464,482	(5.7)%	464,482	424,806	9.3%
Acquired Facilities	51,232	12,258	317.9%	12,258	4,052	202.5%
Expansion Facilities	11,964	10,354	15.5%	10,354	12,629	(18.0)%
Developed Facilities	11,166	5,218	114.0%	5,218	807	546.6%
Disposed Facility	-	139	(100.0)%	139	354	(60.7)%
Total net operating income before depreciation	512,330	492,451	4.0%	492,451	442,648	11.3%
Depreciation	171,415	158,476	8.2%	158,476	141,425	12.1%
Operating income	$340,915	$333,975	2.1%	$333,975	$301,223	10.9%
Number of self-storage facilities (at end of period):	1,367	1,264	8.1%	1,264	1,242	1.8%
Net rentable square feet (in thousands, at end of period):	82,336	76,432	7.7%	76,432	74,091	3.2%

(a) Rental income includes late charges and administrative fees and is net of promotional discounts given. Rental income does not include retail sales or truck rental income generated at the facilities.

(b) The Consistent Group includes 1,152 facilities containing 67,009,000 net rentable square feet that were owned throughout the three years ended December 31, 2002, and operated at a mature, stabilized occupancy level throughout the periods presented.

(c) The Acquired Facilities includes 113 facilities containing 6,652,000 net rentable square feet that were acquired in the three year period ending December 31, 2002. Substantially all of these facilities were mature, stabilized facilities at the time of their acquisition.

(d) The Expansion Facilities includes 36 facilities containing 3,770,000 net rentable square feet (of which 817,000 square feet is industrial space developed for containerized storage activities). These facilities were owned for the entire three year period ending December 31, 2002, however, year over year operating results are not comparable throughout the periods presented due primarily to expansions in their net rentable square or their conversion into Combination Facilities. Such construction activities can cause a drop in revenue levels, as existing capacity is made unavailable in order to accommodate construction activities. During the three years ended December 31, 2002, we completed construction on expansion projects with a total cost of $121.5 million.

(e) The Developed Facilities includes 66 facilities containing 4,905,000 net rentable square feet (of which 878,000 square feet is industrial space for use in containerized storage activities, see "Containerized Storage" and "Discontinued Operations"). These facilities were developed and opened since January 1, 1999 at a total cost of $421.2 million.

(f) The Disposed Facility includes one facility that was disposed of during 2001 as a result of being condemned by a government agency.

Self Storage Operations - Consistent Group of Facilities

At December 31, 2002, we owned 1,152 self-storage facilities that have operated at a stabilized level of operations throughout the three-year period. The Consistent Group of facilities contains approximately 67,009,000 net rentable square feet, representing approximately 81% of the aggregate net rentable square feet of our self-storage portfolio. Revenues and operating expenses with respect to this group of properties are set forth in the above Self-Storage Operations table under the caption, "Consistent Group." The following table sets forth additional operating data with respect to the Consistent Group of facilities:

CONSISTENT GROUP

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Percentage Change	2001	2000	Percentage Change
	(Dollar amounts in thousands, except rents per square foot)					
Base rental income	$639,528	$649,135	(1.5)%	$649,135	$618,002	5.0%
Promotional discounts	(16,267)	(4,910)	231.3%	(4,910)	(17,365)	(71.7)%
Adjusted base rental income	623,261	644,225	(3.3)%	644,225	600,637	7.3%
Late charges and administrative fees collected	21,517	22,739	(5.4)%	22,739	23,026	(1.2)%
Total rental income	644,778	666,964	(3.3)%	666,964	623,663	6.9%
Cost of operations:						
Property taxes	59,168	57,078	3.7%	57,078	56,863	0.4%
Direct property payroll	50,419	47,152	6.9%	47,152	47,834	(1.4)%
Cost of managing facilities	19,323	17,856	8.2%	17,856	16,178	10.4%
Advertising and promotion	17,892	18,850	(5.1)%	18,850	10,089	86.8%
Utilities	15,185	15,475	(1.9)%	15,475	14,626	5.8%
Repairs and maintenance	15,068	16,908	(10.9)%	16,908	20,692	(18.3)%
Telephone reservation center	9,051	9,782	(7.5)%	9,782	11,478	(14.8)%
Property insurance	5,552	5,444	2.0%	5,444	5,474	(0.5)%
Other	15,152	13,937	8.7%	13,937	15,623	(10.8)%
Total cost of operations	206,810	202,482	2.1%	202,482	198,857	1.8%
Net operating income before depreciation	437,968	464,482	(5.7)%	464,482	424,806	9.3%
Depreciation	139,393	143,296	(2.7)%	143,296	136,897	4.7%
Operating income	$298,575	$321,186	(7.0)%	$321,186	$287,909	11.6%
Gross margin (before depreciation)	67.9%	69.6%	(2.4)%	69.6%	68.1%	2.2%
Weighted average for the fiscal year:						
Square foot occupancy (a)	85.2%	88.9%	(4.2)%	88.9%	91.0%	(2.3)%
Realized annual rent per occupied square foot (b).	$10.92	$10.81	1.0%	$10.81	$9.85	9.7%
Realized annual rent per available square foot (c).	$9.30	$9.61	(3.2)%	$9.61	$8.96	7.3%
Weighted average at December 31:						
Square foot occupancy	84.3%	85.3%	(1.2)%	85.3%	88.9%	(4.0)%
In place annual rent per occupied square foot (d).	$11.51	$11.62	(0.9)%	$11.62	$10.49	10.8%
Posted annual rent per square foot (e)	$11.51	$13.18	(12.7)%	$13.18	$11.41	15.5%
Total net rentable square feet (in thousands)	67,009	67,009	-	67,009	67,009	-

(a) Square foot occupancies represent weighted average occupancy levels over the entire fiscal year.

(b) Realized annual rent per occupied square foot is computed by dividing adjusted base rental income by the weighted average occupied square footage for the year. Realized rents per square foot take into consideration promotional discounts, bad debt costs, credit card fees and other costs which reduce rental income from the contractual amounts due.

(c) Annualized revenue per available square foot represents adjusted base rental income divided by total available net rentable square feet.

(d) In place annual rent per occupied square foot represents contractual rents per occupied square foot without reductions for promotional discounts.

(e) Posted annual rent per square foot represents the rents charged to new tenants prior to any promotional discounts.

The Consistent Group's operating income increased 11.6% in 2001 as compared to 2000. The Consistent Group's net operating income before depreciation increased 9.3% in 2001 as compared to 2000, with rental income increasing 6.9% and cost of operations increasing 1.8%. The 6.9% increase in rental income was primarily the result of higher realized annual rent per occupied square foot ($10.81 for 2001 as compared to $9.85 for 2000, representing an increase of 9.7%), offset partially by a reduction in weighted average occupancy levels from 91.0% in 2000 to 88.9% in 2001, representing a 2.3% reduction in average occupancy. The 1.8% increase in cost of operations was due to increases in promotional and advertising expenses.

The Consistent group's operating income decreased 7.0% in 2002 as compared to 2001. The Consistent Group's net operating income before depreciation decreased 5.7% in 2002 as compared to 2001, with rental income decreasing 3.3% and cost of operations increasing 2.1%. The 3.3% decrease in rental income was primarily the result of lower average occupancy levels which decreased from 88.9% in 2001 to 85.2% in 2002, representing a 4.2% decrease, offset partially by higher realized annual rent per occupied square foot ($10.92 for fiscal 2002 compared to $10.81 for fiscal 2001, representing an increase of 1.0%). The 2.1% increase in cost of operations was due primarily to increases in payroll, cost of managing facilities, and property taxes.

We attribute the decrease in operating income in 2002 primarily to a change in our operating strategy during 2001 and secondarily to increased competition and economic factors, though we are not able to quantify the relative impact of each of these factors.

Historically, our marketing strategy was to offer a variety of promotional discounts and to conservatively price our space to attract new tenants. During 2000, the Consistent Group's occupancy levels averaged 91.0%. This relatively high occupancy level was attained and sustained through a variety of promotional activities offering new tenants move-in promotional discounts aggregating $17.4 million in 2000. This annual level of discounts was consistent with those given in years prior to 2000.

In 2001, we changed our marketing strategy and began to aggressively increase rental rates and reduce the amount of promotional discounts offered to new tenants. We believed that this strategy had the benefit of significantly increasing our rental income, with the potential risk of lowering occupancy levels. During the first nine months of 2001, this strategy significantly enhanced the growth in our rental income, which for the first nine months of 2001 was approximately 7.0% higher than for the same period in 2000. The downside to our more aggressive strategy was that our average occupancy levels during the first nine months of 2001 were approximately 2.1% below the level experienced during the same period in 2000. We believed that the decrease in occupancy levels was a manageable reduction and was more than offset by the increase in rental income attained through higher rental rates and less promotional discounting.

During the fourth quarter of 2001, there was a rapid decline in our occupancy levels. This reduction coincided with a reduction in call volume into our national telephone reservation center which we believe was attributable to the absence of any significant promotional discounts offered to tenants as well as to general economic conditions. In addition, during this time frame we also experienced unusually high levels of move-out activity. At September 30, 2001, the average occupancy level of the Consistent Group of facilities was 89.9% compared to 91.4% one year earlier, representing a reduction of 1.6%. Three months later, at December 31, 2001, the average occupancy level of the Consistent Group of facilities was 85.3% compared to 88.8% one year earlier, representing a reduction of 3.9%. Accordingly, the year over year negative spread in occupancy levels widened significantly from September 30, 2001 through December 31, 2001.

Although we were very pleased with the rental growth experienced in fiscal 2001, we were very concerned about the sudden and rapid decline in our occupancy levels experienced in the fourth quarter of 2001. This decline in occupancy levels continued into fiscal 2002 as our average occupancy levels decreased to 83.1% at the end of February 2002 compared to 87.9% one year earlier, representing a reduction of 5.5%.

In the second half of March 2002, in order to enhance move-in activity, we significantly reduced rental rates charged to new incoming tenants and began a national television advertising campaign that offered a significant promotional discount to new move-ins. The advertising campaign was run from the second half of March 2002 through the first half of May 2002. The campaign resulted in increased move-in activity during April and May 2002 compared to the same period in the prior year and helped us improve occupancy levels. The months of May through July are seasonally high rental activity months, accordingly, in the middle of May we terminated the advertising campaign and discontinued promotional discounts. Unfortunately, we underestimated the weakness in demand and in the absence of significant promotional discounts, rental activity during June and July 2002 decreased as compared to the same periods in 2001. Consequently, our average occupancy levels for the Consistent Group of facilities continued to decline relative to the occupancies experienced in 2001. At the end of July 2002, our occupancy levels were 85.8% as compared to 91.3% at the end of July 2001, representing a reduction of 6.0%.

Beginning in mid-August 2002 and through the remainder of the year, we reinstated a promotional discount program and advertised on television in selected markets in an effort to enhance move-in activity and improve occupancy levels. This program had a positive impact upon move-in activity throughout the third and fourth quarters and helped stabilize our occupancy levels. By December 31, 2002, the reduction in the year-over-year occupancy levels was reduced to 1.2% (84.3% at December 31, 2002 compared to 85.3% at December 31, 2001) from the 6.0% year-over-year reduction that was experienced at July 31, 2002.

Stabilizing our occupancy levels during 2002 came with a significant price. Promotional discounts increased from approximately $4,910,000 in 2001 to $16,267,000 in 2002, resulting in a negative impact to our rental income.

In hindsight, the aggressive rental rates and lack of promotional discounts that produced a 9.3% increase in our net operating income in 2001 as compared to 2000, put significant pressure on our occupancy levels during 2002. In order to reestablish our occupancy levels, we had to revert back to a marketing program that has worked in the past, namely reasonable rental rates combined with a promotional discount program. In the process of reestablishing our occupancy levels during 2002, we incurred significant cost relative to 2001. These costs came in the form of higher discounts given and increased costs associated with advertising on television, resulting in a significant adverse impact to our comparative operating results.

During 2003, we expect to continue promotional discounting and television advertising, though the level of such activities cannot be estimated at this time. The up front costs of these marketing activities, and the increases in discounts, are expected to continue to adversely impact our operating income during 2003. The following table sets forth our rental income, cost of television advertising, promotional discounts given, and average occupancies for each of the quarters in 2002, 2001 and 2000:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(amounts in thousands)				
Total rental income:					
2002	$ 162,082	$ 159,999	$ 164,753	$ 157,944	$ 644,778
2001	$ 160,071	$ 166,215	$ 171,805	$ 168,873	$ 666,964
2000	$ 149,297	$ 155,633	$ 160,520	$ 158,213	$ 623,663
Television advertising:					
2002	$ 546	$ 1,379	$ 1,883	$ 3,842	$ 7,650
2001	$ -	$ 902	$ 4,272	$ 2,614	$ 7,788
2000	$ -	$ -	$ -	$ 76	$ 76
Promotional discounts given:					
2002	$ 998	$ 5,216	$ 4,181	$ 5,872	$ 16,267
2001	$ 2,629	$ 1,831	$ 318	$ 132	$ 4,910
2000	$ 5,485	$ 5,086	$ 3,795	$ 2,999	$ 17,365
Weighted average occupancy:					
2002	83.6%	86.3%	85.8%	85.0%	85.2%
2001	88.1%	89.9%	90.7%	86.9%	88.9%
2000	90.4%	92.1%	91.9%	89.7%	91.0%

During the first two months of 2003, our occupancy levels, continued to improve. The weighted average occupancy level for our Consistent Group of facilities was 84.6% at February 28, 2003 as compared to 83.1% at February 28, 2002, representing an increase of 1.8%. This increase, however, has come at a significant cost. Television advertising for the two months ended February 28, 2003 was $785,000 as compared to $366,000 for the same period in 2002. Promotional discounts for the two months ended February 28, 2003 were $6,821,000 as compared to only $102,000 for the same period in 2002. Therefore, despite the increase in average physical occupancy, net operating income for our Consistent Group facilities was lower in the two months ended February 28, 2003 as compared to the same period in 2002.

We are continuously evaluating our call volume, reservation activity, and move-in/move-out rates for each of our markets relative to our marketing activities and rental rates. In addition, we are evaluating market supply and demand factors and based upon these analyses we are continuing to adjust our marketing activities in an effort to increase our occupancy levels and ultimately our rental income.

Cost of Operations

Cost of operations increased approximately 2.1% in 2002 as compared to 2001. Cost of managing facilities principally includes payroll related to supervisory personnel combined with associated overhead costs. Cost of managing facilities and direct property payroll have increased 8.2% and 6.9%, respectively, in 2002 compared to 2001. These increases are principally due to adjustments to incentive compensation programs that will continue to have an impact in 2003. Repairs and maintenance cost has consistently been reduced since 2000, however, we do not anticipate this trend to continue into 2003. We anticipate increased repair and maintenance costs as a result of heavy snow in the Northeastern states and costs to remedy mold issues at several facilities in Southern states. We also expect that property taxes will continue to increase into fiscal 2003.

Cost of operations for 2001 increased approximately 1.8% as compared to 2000. Advertising and promotion costs, which principally includes television and yellow page advertising cost, increased 86.8% in 2001. Television advertising cost was approximately $7,788,000 in 2001 compared to only $76,000 in 2000. Yellow page advertising cost was $7,380,000 in 2001 compared to $6,871,000 in 2000. Promotional advertising is an important part of our operational strategy. Our advertising activities have increased customer call volume into our national reservation system, where one of our representatives discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. During 2001, we closed our telephone reservation center in Texas and aggregated all the call volume into a single center in California. As a result of the closure, telephone reservation costs decreased from $11.5 million in 2000 to $9.8 million in 2001.

The following table sets forth regional trends in our consistent group of facilities with respect to rental income, cost of operations, net operating income, weighted average occupancy levels, and realized rent per net rentable square foot.

Consistent Group Operating Trends by Region

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Percentage Change	2001	2000	Percentage Change
	(Dollar amounts in thousands, except rents per square foot)					
Rental income:						
Southern California (114 facilities)	$ 101,549	$ 102,106	(0.5)%	$ 102,106	$ 92,664	10.2%
Northern California (106 facilities)	75,388	79,782	(5.5)%	79,782	73,568	8.4%
Texas (140 facilities)	61,996	64,771	(4.3)%	64,771	60,949	6.3%
Florida (108 facilities)	54,423	56,347	(3.4)%	56,347	52,775	6.8%
Illinois (80 facilities)	51,121	53,786	(5.0)%	53,786	50,282	7.0%
Georgia (56 facilities)	23,177	24,317	(4.7)%	24,317	23,341	4.2%
All other states (548 facilities)	277,124	285,855	(3.1)%	285,855	270,084	5.8%
Total rental income	644,778	666,964	(3.3)%	666,964	623,663	6.9%
Cost of operations:						
Southern California	24,159	21,507	12.3%	21,507	21,289	1.0%
Northern California	18,961	18,403	3.0%	18,403	17,373	5.9%
Texas	26,083	25,812	1.0%	25,812	24,304	6.2%
Florida	19,493	20,313	(4.0)%	20,313	19,305	5.2%
Illinois	19,998	19,001	5.2%	19,001	19,348	(1.8)%
Georgia	7,556	8,210	(8.0)%	8,210	8,260	(0.6)%
All other states	90,560	89,236	1.5%	89,236	88,978	0.3%
Total cost of operations	206,810	202,482	2.1%	202,482	198,857	1.8%
Net operating income before depreciation:						
Southern California	77,390	80,599	(4.0)%	80,599	71,375	12.9%
Northern California	56,427	61,379	(8.1)%	61,379	56,195	9.2%
Texas	35,913	38,959	(7.8)%	38,959	36,645	6.3%
Florida	34,930	36,034	(3.1)%	36,034	33,470	7.7%
Illinois	31,123	34,785	(10.5)%	34,785	30,934	12.4%
Georgia	15,621	16,107	(3.0)%	16,107	15,081	6.8%
All other states	186,564	196,619	(5.1)%	196,619	181,106	8.6%
Total net operating income	$ 437,968	$ 464,482	(5.7)%	$ 464,482	$ 424,806	9.3%
Weighted average occupancy:						
Southern California	86.9%	90.7%	(4.2)%	90.7%	95.7%	(5.2)%
Northern California	84.5%	89.7%	(5.8)%	89.7%	93.5%	(4.1)%
Texas	84.5%	89.3%	(5.4)%	89.3%	90.0%	(0.8)%
Florida	85.1%	88.2%	(3.5)%	88.2%	88.4%	(0.2)%
Illinois	84.4%	89.5%	(5.7)%	89.5%	91.5%	(2.2)%
Georgia	84.3%	86.4%	(2.4)%	86.4%	86.9%	(0.6)%
All other states	85.3%	88.5%	(3.6)%	88.5%	90.5%	(2.2)%
Total weighted average occupancy	85.2%	88.9%	(4.2)%	88.9%	91.0%	(2.3)%
Realized annual rent per occupied square foot:						
Southern California	$ 15.69	$ 15.16	3.5%	$ 15.16	$ 12.96	17.0%
Northern California	12.73	12.71	0.2%	12.71	11.20	13.5%
Texas	8.19	8.08	1.4%	8.08	7.60	6.3%
Florida	9.88	9.86	(0.2%	9.86	9.19	7.3%
Illinois	12.26	12.11	1.2%	12.11	11.05	9.6%
Georgia	8.25	8.48	(2.7)%	8.48	8.04	5.5%
All other states	10.41	10.34	(0.7)%	10.34	9.51	8.7%
Total realized annual rent per square foot:	$ 10.92	$ 10.81	1.0%	$ 10.81	$ 9.85	9.7%

Self-Storage Operations - Acquired Facilities

Over the past three years, we acquired 113 self-storage facilities containing 6,652,000 net rentable square feet. Substantially all of these facilities were mature, stabilized facilities at the time of their acquisition. The following table summarizes operating data with respect to these facilities.

ACQUIRED FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Change	2001	2000	Change
	(Dollar amounts in thousands)					
Rental income (a):						
Self-storage facilities acquired in 2002	$ 53,497	$ -	$ 53,497	$ -	$ -	$ -
Self-storage facilities acquired in 2001	445	143	302	143	-	143
Self-storage facilities acquired in 2000	19,596	19,373	223	19,373	5,657	13,716
Total rental income	73,538	19,516	54,022	19,516	5,657	13,859
Cost of operations:						
Self-storage facilities acquired in 2002	$ 15,822	$ -	$ 15,822	$ -	$ -	$ -
Self-storage facilities acquired in 2001	191	55	136	55	-	55
Self-storage facilities acquired in 2000	6,293	7,203	(910)	7,203	1,605	5,598
Total cost of operations	22,306	7,258	15,048	7,258	1,605	5,653
Net operating income before depreciation:						
Self-storage facilities acquired in 2002	$ 37,675	$ -	$ 37,675	$ -	$ -	$ -
Self-storage facilities acquired in 2001	254	88	166	88	-	88
Self-storage facilities acquired in 2000	13,303	12,170	1,133	12,170	4,052	8,118
Net operating income	51,232	12,258	38,974	12,258	4,052	8,206
Depreciation	15,211	2,948	12,263	2,948	65	2,883
Operating Income	$ 36,021	$ 9,310	$ 26,711	$ 9,310	$ 3,987	$ 5,323
Weighted average square foot occupancy during the period:						
Self-storage facilities acquired in 2002	85.2%	-	-	-	-	-
Self-storage facilities acquired in 2001	67.4%	55.8%	20.8%	55.8%	-	-
Self-storage facilities acquired in 2000	79.1%	77.1%	2.6%	77.1%	77.2%	(0.1)%
	83.6%	76.3%	9.6%	76.3%	77.2%	(1.2)%
Number of self-storage facilities (at end of period)	113	26	87	26	25	1
Net rentable square feet (in thousands, at end of period)	6,652	1,576	5,076	1,576	1,516	60
Cumulative acquisition cost (at end of period)	$ 507,386	$ 146,843	$360,543	$ 146,843	$ 143,340	$ 3,503

Rental income and cost of operations for the Acquired Facilities have increased significantly in 2002 and 2001, due to the acquisition of new facilities.

The 2002 acquisitions include 78 properties acquired from affiliated entities, including 47 properties acquired on January 16, 2002 from an affiliated development joint venture and 31 properties acquired on January 1, 2002 in connection with business combinations with two affiliated partnerships (see Note 3 to the consolidated financial statements). The 2001 acquisition includes one facility acquired from a third party. The 2000 acquisitions include 13 facilities acquired in business combinations, 5 facilities acquired from entities in which we had an interest, and 7 facilities acquired from third parties.

Similar to our Consistent Group of facilities, the Acquired Facilities have experienced operating difficulties over the past year. Marketing and promotional strategies, as described above with respect to our Consistent Group, were employed in 2002, and will continued to be employed in 2003 to enhance occupancy levels and rental income in 2003 of the Acquired Facilities.

Self-Storage Operations - Expansion Facilities

Throughout the three-year period ended December 31, 2002, we expanded 36 self-storage facilities or converted them to Combination Facilities. These activities caused a drop in revenue levels, as existing capacity was made unavailable in order to accommodate construction activities. Accordingly, the operating results are not comparable in each of the three years ended December 31, 2002. At December 31, 2002, the weighted average occupancy level were approximately 69.4% as compared to 78.6% one year earlier. The operating results for these facilities are presented in the Self-Storage Operations table above under the caption, "Expansion Facilities."

Depreciation expense with respect to the expansion facilities was $6,188,000 in 2002, $4,986,000 in 2001 and $3,594,000 in 2000. The increases in depreciation expense are due to the opening of the expanded facilities.

These 36 facilities contain approximately 3,770,000 net rentable square feet at December 31, 2002 (which includes the expanded space, and 817,000 square feet of industrial space developed for containerized storage activities – see "Containerized Storage" and "Discontinued Operations"). The aggregate construction costs to complete these expansions totaled approximately $121,510,000 during the three years ended December 31, 2002.

Self-Storage Operations –Developed Facilities

During the past three years, we have opened 49 newly developed self-storage facilities and 17 facilities that contain both self-storage and portable self-storage at the same location ("Combination Facilities"). These newly developed facilities have an aggregate of 4,905,000 net rentable square feet (of which 878,000 net square feet is industrial space developed for containerized storage activities – see "Containerized Storage" and "Discontinued Operations"). Aggregate development cost for these 66 facilities was approximately $421.2 million. The operating results of the self-storage facilities and Combination facilities are reflected in the Self-Storage Operations table under the caption, "Developed Facilities."

	Year ended December 31,			Year ended December 31,		
	2002	2001	Change	2001	2000	Change
	(Amounts in thousands, except No. of facilities)					
Rental income:						
Self-storage facilities	$ 18,360	$ 11,580	$ 6,780	$ 11,580	$ 3,063	$ 8,517
Combination facilities	6,763	3,290	3,473	3,290	652	2,638
Total rental income	25,123	14,870	10,253	14,870	3,715	11,155
Cost of operations:						
Self-storage facilities	8,921	6,590	2,331	6,590	2,325	4,265
Combination facilities	5,036	3,062	1,974	3,062	583	2,479
Total cost of operations	13,957	9,652	4,305	9,652	2,908	6,744
Net operating income before depreciation:						
Self-storage facilities	9,439	4,990	4,449	4,990	738	4,252
Combination facilities	1,727	228	1,499	228	69	159
Net operating income	11,166	5,218	5,948	5,218	807	4,411
Depreciation	10,623	7,246	3,377	7,246	869	6,377
Operating income (loss)	$ 543	$ (2,028)	$ 2,571	$ (2,028)	$ (62)	$ (1,966)
Self-storage facilities, at end of period:						
Number of facilities	49	35	14	35	23	12
Net rentable square feet	3,061	2,154	907	2,154	1,356	798
Total development cost	$ 267,004	$ 174,895	$ 92,109	$ 174,895	$ 107,990	$ 66,905
Combination facilities, at end of period:						
Number of facilities	17	15	2	15	5	10
Net rentable square feet	1,844	1,605	239	1,605	605	1,000
Total development cost	$ 154,177	$ 139,325	$ 14,852	$ 139,325	$ 33,321	$106,004

The following table summarizes operating data for the 49 newly developed self-storage facilities that opened over the last four years:

DEVELOPED SELF-STORAGE FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Change	2001	2000	Change
	(Dollar amounts in thousands)					
Rental income (a):						
Self-storage facilities developed in 2002	$ 1,435	$ -	$ 1,435	$ -	$ -	$ -
Self-storage facilities developed in 2001	4,474	1,608	2,866	1,608	-	1,608
Self-storage facilities developed in 2000	9,332	7,074	2,258	7,074	1,750	5,324
Self-storage facilities developed in 1999	3,119	2,898	221	2,898	1,313	1,585
Total rental income	18,360	11,580	6,780	11,580	3,063	8,517
Cost of operations:						
Self-storage facilities developed in 2002	$ 1,399	$ -	$ 1,399	$ -	$ -	$ -
Self-storage facilities developed in 2001	2,667	1,368	1,299	1,368	-	1,368
Self-storage facilities developed in 2000	3,782	4,186	(404)	4,186	1,453	2,733
Self-storage facilities developed in 1999	1,073	1,036	37	1,036	872	164
Total cost of operations	8,921	6,590	2,331	6,590	2,325	4,265
Net operating income before depreciation:						
Self-storage facilities developed in 2002	$ 36	$ -	$ 36	$ -	$ -	$ -
Self-storage facilities developed in 2001	1,807	240	1,567	240	-	240
Self-storage facilities developed in 2000	5,550	2,888	2,662	2,888	297	2,591
Self-storage facilities developed in 1999	2,046	1,862	184	1,862	441	1,421
Net operating income	9,439	4,990	4,449	4,990	738	4,252
Depreciation	7,032	4,522	2,510	4,522	798	3,724
Operating income (loss)	$ 2,407	$ 468	$ 1,939	$ 468	$ (60)	$ 528
Weighted average square foot occupancy during the period:						
Self-storage facilities opened in 2002	20.6%	-	-	-	-	-
Self-storage facilities opened in 2001	41.7%	20.3%	105.4%	20.3%	-	-
Self-storage facilities opened in 2000	76.1%	56.7%	34.2%	56.7%	24.8%	128.6%
Self-storage facilities opened in 1999	87.9%	78.7%	11.7%	78.7%	46.2%	70.3%
	51.6%	45.2%	14.2%	45.2%	29.1%	55.3%

Unlike many other forms of real estate, we are unable to pre-lease our newly developed facilities due to the nature of our tenants. Accordingly, at the time a newly developed facility first opens for operation the facility is entirely vacant generating no rental income. Historically, we estimated that on average it took approximately 24 months for a newly developed facility to fill up and reach a targeted occupancy level of approximately 90%. We believe that the current economic environment has extended the fill-up period beyond 24 months notwithstanding our marketing efforts to enhance the fill-up process.

Similar to our Consistent Group of facilities, the newly developed self-storage facilities participated in promotional discounting and advertising activities to enhance occupancy levels. During 2002, the Newly-Developed Facilities had a weighted average occupancy level of approximately 51.6%.

Property operating expenses are substantially fixed, consisting primarily of payroll, property taxes, utilities, and marketing costs. The rental revenue of a newly developed facility will generally not cover its property operating expenses (excluding depreciation) until the facility has reach an occupancy level of approximately 30% to 34%. However, at that occupancy level, the rental revenues from the facility are still not sufficient to cover related depreciation expense and cost of capital with respect to the facility's development cost. During construction of the self-storage facility, we capitalize interest costs and include such cost as part of the overall development cost of the facility. Once the facility is opened for operations interest is no longer capitalized.

Due to the relationship between the generation of rental income and immediate recognition of expenses upon opening of a facility, our development activities have had a negative impact on our net income. We estimate that our net income has been negatively impacted by approximately $29,016,000, $21,416,000, and $8,352,000 in the years ended December 31, 2002, 2001, and 2000, respectively, as a result of the difference between the revenues generated by the Developed Facilities and the related operating costs denoted above. These amounts include approximately $10,623,000, $7,246,000, and $869,000 for the years ended December 31, 2002, 2001 and 2000, respectively, in depreciation expense.

We continue to develop facilities, despite the short-term earnings dilution experienced during the fill-up period, because we believe that the ultimate returns on developed facilities are favorable. In addition, we believe that it is advantageous for us to continue to expand our asset base and benefit from the resultant increased critical mass, with facilities that will improve our portfolio's overall average construction and location quality.

We expect that over at least the next 24 months, the Developed Facilities will continue to have a negative impact to our earnings, however, to a much lesser degree than experienced in 2002. Furthermore, the 38 expansion and newly developed facilities in our development pipeline described in "Liquidity and Capital Resources – Acquisition and Development of Facilities" that will be opened for operation over the next 12 – 24 months will also negatively impact our earnings until they reach a stabilized occupancy level.

Commercial Property Operations: Commercial property operations included in our consolidated financial statements include commercial space owned by the Company and entities consolidated by the Company. We have a much larger interest in commercial properties through our ownership interest in PSB. Our investment in PSB is accounted for on the equity method of accounting, and accordingly our share of PSB's earnings is reflected as "Equity in earnings of real estate entities", see below.

Our commercial operations are comprised of 992,000 net rentable commercial space operated at certain of the self-storage facilities and three stand-alone commercial facilities having a total of 195,000 net rentable square feet. In addition, we own an industrial building with 67,000 net rentable square feet that was opened in 2001 at a total cost of $9,993,000. This facility was previously used by our containerized storage operations and is currently being evaluated for repurposing or disposition.

The following table sets forth the historical commercial property amounts included in the financial statements:

Commercial Property Operations
(excluding discontinued operations):

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Change	2001	2000	Change
			(Amounts in thousands)			
Rental income	$11,781	$12,070	$(289)	$12,070	$10,849	$1,221
Cost of operations	4,462	3,861	601	3,861	3,701	160
Net operating income	7,319	8,209	(890)	8,209	7,148	1,061
Depreciation expense	2,544	2,569	(25)	2,569	2,176	393
Operating income	$4,775	$5,640	$(865)	$5,640	$4,972	$668

The decrease in rental income in 2002 as compared to 2001 is due primarily to a vacancy in one of the three stand-alone commercial facilities, which cause a reduction in rental income of approximately $1.2 million during 2002.

During 2002, we sold one of our commercial facilities to a third party for an aggregate $3.9 million in cash. The historical operations with respect to this facility are classified as "Discontinued Operations" in our income statement and are not included in the above table.

Containerized Storage Operations: In August 1996, Public Storage Pickup & Delivery ("PSPUD"), a subsidiary of the Company, made its initial entry into the containerized storage business through its acquisition of a single facility operator located in Irvine, California. At December 31, 2001, PSPUD had 55 facilities that had been opened between 1996 and 2001 either through development or leasing of facilities. During 2002, we reevaluated our operational strategy and closed, or are in the process of closing, 22 facilities (the "Closed Facilities"). At December 31, 2002, PSPUD operated 33 facilities in 11 states, which are located in major markets in which we have significant market presence with respect to our traditional self-storage facilities. The operations with respect to the Closed Facilities, including historical operating results for previous periods, are not included in the table below and instead are included in Discontinued Operations. PSPUD's operations, which exclude the Closed Facilities, are reflected on the table below:

Containerized storage
(excluding discontinued operations):

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Change	2001	2000	Change
	(Dollar amounts in thousand)					
Rental and other income	$37,776	$34,212	$3,564	$34,212	$32,091	$2,121
Cost of operations:						
Direct operating costs (a)	28,153	24,899	3,254	24,899	23,336	1,563
Facility lease expense	2,534	5,017	(2,483)	5,017	7,766	(2,749)
Total cost of operations	30,687	29,916	771	29,916	31,102	(1,186)
Operating income prior to depreciation	7,089	4,296	2,793	4,296	989	3,307
Depreciation expense (b)	(5,675)	(5,133)	(542)	(5,133)	(4,594)	(539)
Operating income (loss)	$1,414	$(837)	$2,251	$(837)	$(3,605)	$2,768

(a) Includes an asset impairment charge recorded in the amount of $750,000 in 2002, with respect to machinery and equipment of the containerized storage facilities that remain open, because such equipment is no longer required based upon our current operating plan. The amounts for 2001 and 2000, include container obsolescence charges in the amount of $555,000 and $1,226,000, respectively.

(b) Depreciation expense principally relates to the depreciation related to the containers, however, depreciation expense for 2002, 2001 and 2000 includes $1,098,000, $711,000, and $337,000, respectively, with respect to real estate facilities.

Rental and other income includes monthly rental charges to customers for storage of the containers and service fees charged for pickup and delivery of containers to customers' homes. Rental income increased to $37,776,000 in 2002 as compared to $34,212,000 in 2000 as a result of higher per container rents and an increase in the number of occupied containers. At December 31, 2002, there were approximately 63,582 occupied containers in the 33 facilities that are reflected in "ongoing" operations. We continue to evaluate the business operations and additional facilities may be closed.

Direct operating costs principally includes payroll, equipment lease expense, utilities and vehicle expenses (fuel and insurance). During 2002, an asset impairment charge was recorded in the amount of $750,000 with respect to machinery and equipment of the containerized storage facilities that remain open because such equipment is no longer required based upon our current operating plan.

Over the past three years, facility lease expense has continued to decrease ($ 2,534,000 in 2002, $5,017,000 in 2001 and $7,766,000 in 2000). The reduction over the past three years is principally the result of moving the operations from leased facilities to wholly-owned facilities, and thus eliminating the lease expense paid to third parties.

At December 31, 2002, nine of the 33 containerized storage facilities are leased from third parties. The remaining 24 facilities were operated in facilities owned by the Company, comprised of 19 combination facilities with an aggregate of 994,000 square feet of industrial space (this square footage is a component of the total net rentable square footage of the Expansion Facilities and the Developed Facilities in the table above) and five industrial facilities having an aggregate of 420,000 net rentable square feet.

The containerized storage operations may continue to adversely impact our future earnings and cash flows. There can be no assurance as to the level of the containerized storage business's expansion, level of gross rentals, level of move-outs or profitability.

See "Discontinued Operations" below for a discussion of operating results of the Closed Facilities.

Tenant Reinsurance Operations: On December 31, 2001, we acquired PS Insurance Company, Ltd. ("PS Insurance") from a related party. PS Insurance reinsures policies against losses to goods stored by tenants in our self-storage facilities. Effective January 1, 2002, the operations of PS Insurance are included in the income statement under "Revenues – tenant reinsurance premiums" and "Cost of operations – tenant reinsurance." The tenant reinsurance business earned $19,947,000 in revenues for the year ended December 31, 2002 and incurred $9,411,000 in operating expenses, generating a net operating profit of $10,536,000.

The level of tenant reinsurance revenues is largely dependent upon our occupancy level and move-in activity. As of December 31, 2002, approximately 37% of our self-storage tenant base have such policies. New insurance business comes from tenants who sign up for insurance as they move into our self-storage facilities.

We have outside third-party insurance coverage for losses from any individual event that exceeds a loss of $500,000, to a limit of $10,000,000. Losses below these amounts are recorded as cost of operations for the tenant reinsurance operations.

Equity in earnings of real estate entities: In addition to our ownership of equity interests in PSB, we had general and limited partnership interests in seven limited partnerships at December 31, 2002 (PSB and the limited partnerships are collectively referred to as the "Unconsolidated Entities"). Due to our limited ownership interest and limited control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the year ended December 31, 2002 consists of our pro rata share of the Unconsolidated Entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of real estate entities:

Historical summary:	Year Ended December 31,		Dollar	Year Ended December 31,		Dollar
	2002	2001	Change	2001	2000	Change
			(Amounts in thousands)			
Property operations:						
PSB	$63,233	$51,335	$11,898	$51,335	$42,562	$8,773
Development Joint Venture (1)	288	6,146	(5,858)	6,146	4,541	1,605
Acquired partnerships (2)	-	10,097	(10,097)	10,097	11,071	(974)
Other investments (3)	6,759	6,669	90	6,669	5,653	1,016
	70,280	74,247	(3,967)	74,247	63,827	10,420
Depreciation:						
PSB	(25,459)	(17,534)	(7,925)	(17,534)	(14,672)	(2,862)
Development Joint Venture (1)	(65)	(2,064)	1,999	(2,064)	(1,887)	(177)
Acquired partnerships (2)	-	(3,779)	3,779	(3,779)	(3,056)	(723)
Other investments (3)	(1,554)	(1,719)	165	(1,719)	(2,210)	491
	(27,078)	(25,096)	(1,982)	(25,096)	(21,825)	(3,271)
Other: (4)						
PSB (5)	(14,368)	(11,440)	(2,928)	(11,440)	(3,940)	(7,500)
Development Joint Venture (1)	-	145	(145)	145	40	105
Acquired partnerships (2)	-	(441)	441	(441)	(934)	493
Other investments (3)	1,054	1,127	(73)	1,127	2,151	(1,024)
	(13,314)	(10,609)	(2,705)	(10,609)	(2,683)	(7,926)
Total equity in earnings of real estate entities	$29,888	$38,542	$(8,654)	$38,542	$39,319	$(777)

(1) Amounts include our pro rata share of the earnings for the Development Joint Venture. In 2002, we acquired a controlling interest in this partnership and began to consolidate the operations of this partnership, and no longer account for our interest in these partnerships using the equity method (see Note 3 to the consolidated financial statements).

(2) Amounts include our pro rata share of the earnings for two partnerships. In 2002, we acquired a controlling interest in and began to consolidate the operating results of these partnerships. Accordingly, we no longer account for our interest in these partnerships using the equity method (see Note 3 to the consolidated financial statements) effective January 1, 2002. In addition, for 2000, these amounts include our pro rata share of earnings with respect to an investment prior to its disposal in 2000 and a partnership prior to its consolidation in 2000.

(3) Amounts include equity in earnings recorded for investments that have been held consistently throughout the three years ended December 31, 2002.

(4) "Other" reflects our share of general and administrative expense, interest expense, interest income, and other non-property, non-depreciation related operating results of these entities.

(5) These amounts include our pro-rata share of gain on disposition of real estate investments totaling $3,737,000 and $3,210,000, respectively, during 2002 and 2000. These gains are included in the line item "Gain on disposition of real estate and real estate investments" on our consolidated statements of income.

The decrease in equity in earnings of real estate entities when comparing 2002 to 2001, is caused by the consolidation of the Development Joint Venture and two additional partnerships (as discussed in Note 3 to the consolidated financial statements), partially offset by our pro-rata share of PSB's gain on sale of real estate investments totaling $3,737,000 for 2002.

Equity in earnings of PSB represents our pro rata share (approximately 44% at December 31, 2002) of the earnings of PS Business Parks, Inc., a publicly traded real estate investment trust (American Stock Exchange symbol "PSB") organized by the Company on January 2, 1997. As of December 31, 2002, we owned 5,418,273 common shares and 7,305,355 operating partnership units (units which are convertible into common shares on a one-for-one basis) in PSB. At December 31, 2002, PSB owned and operated 14.4 million net rentable square feet of commercial space located in nine states. PSB also manages approximately 992,000 net rentable square feet of commercial space owned by the Company and affiliated entities at December 31, 2002 pursuant to property management agreements.

Accordingly, our future equity income from PSB will be dependent entirely upon PSB's operating results. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on its website, www.psbusinessparks.com.

Equity in earnings of entities that we either no longer hold at December 31, 2002, or which were consolidated in the three years ended December 31, 2002, are included in the line-item "Newly Consolidated and Disposed Investments."

On January 16, 2002, we acquired the remaining 70% ownership interest in the Development Joint Venture for cash totaling approximately $153,078,000. As a result, we began consolidating the operating results of the Development Joint Venture and no further equity in earnings will be recorded with respect to this entity for periods after January 16, 2002. Effective January 1, 2002 (see Note 3 to the financial statements), we began consolidating the operating results of two other partnerships and no longer record equity in these entity's earnings with respect to our investments in these partnerships. Effective September 15, 2001, we acquired the interest we didn't own in a partnership owning 13 real estate facilities for an aggregate of $81,169,000, and began consolidating the operating results of this entity. During 2000, we disposed of an investment in a publicly-held real estate investment trust for an aggregate of $47,875,000. Our earnings with respect our interests in these entities are included in the table above in the line "Acquired Partnerships." No further equity in earnings will be recorded with respect to these entities for periods after their respective dates of consolidation or disposal.

The "Other Investments" includes our equity in earnings with respect to our pro-rata share of earnings with respect to seven limited partnerships, for which we held an approximately consistent level of equity interest during the three years ended December 31, 2002. These limited partnerships were formed by the Company during the 1980's. The Company is the general partner in each limited partnership, and manages each of these facilities for a management fee that is included in "interest and other income." The limited partners consist of numerous individual investors, including the Company, which throughout the 1990's acquired units of limited partnership interests in these limited partnerships in various transactions.

Our future earnings with respect to the "Other investments" will be dependent upon the operating results of the 36 self-storage facilities that these entities own. The operating characteristics of these facilities are similar to those of the Company's self-storage facilities, and are subject to the same operational issues as the Consistent Group of self-storage facilities as discussed above with respect to Self-Storage Operations. See Note 6 to the consolidated financial statements for the operating results of these entities for the years ended December 31, 2002 and 2001..

Other Income and Expense Items

Interest and other income: Interest in other income includes (i) the net operating results from our third party property management operations, (ii) the net operating results from our merchandise sales and consumer truck rentals and (iii) interest income.

Interest and other income has decreased in 2002 as compared to 2001 principally as a result of lower cash balances invested in interest bearing accounts, lower interest rates, and the reduction in income generated from affiliated entities that were acquired by the Company. Interest and other income has increased in 2001 as compared to 2000 principally as a result of higher average cash balances invested in interest bearing accounts and the aforementioned nonrecurring other income recorded in 2001. The changes in average cash balances are primarily due to the timing of investing proceeds from the issuance of equity securities into real estate assets.

Depreciation and amortization: Depreciation and amortization expense was $179,634,000 in 2002, $166,178,000 in 2001 and $148,195,000 in 2000. Included in depreciation expense with respect to our real estate facilities was $167,485,000 in 2002, $152,447,000 in 2001 and $134,629,000 in 2000; the increases are due to the acquisition and development of additional real estate facilities in 1999 through 2001. Depreciation expense with respect to other assets, primarily depreciation of equipment and containers associated with the containerized storage operations, was $5,545,000 in 2002, $4,422,000 in 2001 and $4,257,000 in 2000. Amortization expense with respect to intangible assets totaled $6,604,000 for the year ended December 31, 2002 and $9,309,000 for the years ended December 31, 2001 and 2000, respectively.

Depreciation and amortization during 2002 with respect to real estate facilities acquired or developed during 2002 amounted to $11,540,000 which was for a partial period for the time they were acquired until December 31, 2002, and we expect the annual depreciation expense with respect to these facilities for 2003 and forward will approximate $14,398,000.

General and administrative expense: General and administrative expense was $15,619,000 in 2002, $21,038,000 in 2001 and $21,306,000 in 2000. General and administrative costs for each year principally consist of state income taxes, investor relation expenses, and corporate and executive salaries. In addition, general and administrative expense includes expenses that vary depending upon the Company's activity levels in certain areas, such as overhead associated with the acquisition and development of real estate facilities, employee severance, and product research and development expenditures.

During 2001 and 2000, we incurred higher levels of expenditures for product research, development overhead, consulting fees, lease termination costs relating to our PSPUD business and employee severance costs. Such costs totaled approximately $5,630,000 in 2001 and $5,963,000 in 2000. The reduction in general and administrative expense during 2002 was largely due to the reduction in these types of expenditures.

We expect that the level of general and administrative expense in 2003 will approximate that experienced in 2002.

Interest expense: Interest expense was $3,809,000 in 2002, $3,227,000 in 2001 and $3,293,000 in 2000. Debt and related interest expense remain relatively low compared to our overall asset base. The increase in interest expense in 2002 compared to 2001 and 2000 is principally the result of decreased capitalized interest. Capitalized interest expense totaled $6,513,000 in 2002, $8,992,000 in 2001 and $9,778,000 in 2000 in connection with our development activities.

The combined interest expense and capitalized interest was $10,322,000 in 2002, $12,219,000 in 2001 and $13,071,000 in 2000.

We expect that our aggregate interest cost (interest expensed and capitalized interest combined) during fiscal 2003 will continue to decline as a result of principal amortization. During fiscal 2003, scheduled principal amortization approximates $39.8 million. The amount of interest which will be capitalized during fiscal 2003 will be dependent on our development activities which we believe will be lower than what was incurred during 2002.

Minority interest in income: Minority interest in income represents the income allocable to equity interests in Consolidated Entities, which are not owned by the Company. The following table summarizes minority interest in income for each of the three years ended December 31, 2002:

	Minority interest in income for the year ended		
Description	December 31, 2002	December 31, 2001	December 31, 2000
		(in thousands)	
Preferred partnership interests	$ 26,906	$ 31,737	$ 24,859
Consolidated Development Joint Venture (a)	2,399	1,074	325
Newly Consolidated Partnerships (b)	3,357	-	-
Convertible Partnership Units (c)	283	359	577
Acquired minority interests (d)	1,591	3,250	4,154
Other minority interests (e)	9,551	9,595	8,441
Total minority interests in income	$ 44,087	$ 46,015	$ 38,356

(a) These amounts reflect income allocated to the minority interests in the Consolidated Development Joint Venture. Included in minority interest in income is $3,227,000, $2,386,000 and $25,000 in depreciation expense for the years ended December 31, 2002, 2001, and 2000, respectively.

(b) These amounts reflect the minority interests in two partnerships that we began consolidating effective January 1, 2002, as described in Note 3 to the Company's consolidated financial statements. Included in minority interest in income for the year ended December 31, 2002 is $721,000 in depreciation expense.

(c) These amounts reflect the minority interests represented by the Convertible Partnership Units (see Note 9 to the consolidated financial statements). Included in minority interest is $354,000, $308,000 and $377,000 in depreciation expense for the years ended December 31, 2002, 2001, and 2000, respectively.

(d) These amounts reflect income allocated to minority interests that the Company acquired during the three years ended December 31, 2002, and are therefore no longer outstanding at December 31, 2002. Included in minority interest in income is $1,246,000, $2,272,000 and $3,273,000 in depreciation expense for the years ended December 31, 2002, 2001, and 2000, respectively.

(e) These amounts reflect income allocated to minority interests that were outstanding consistently throughout the three years ended December 31, 2002. Included in minority interest in income is $2,539,000, $2,881,000 and $3,463,000 in depreciation expense for the year ended December 31, 2002, 2001, and 2000, respectively.

On March 17, 2000, one of our consolidated operating partnerships issued $240.0 million of 9.5% Series N Cumulative Redeemable Perpetual Preferred Units. On March 29, 2000 the partnership issued $75.0 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units and on August 11, 2000, issued $50.0 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units. In August 2001, we repurchased, at par, $30 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units. In October 2001, we repurchased, at par, $50 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units. For the years ended December 31, 2000, 2001, and 2002, the holders of our preferred partnership units were paid in aggregate approximately $24,859,000, $31,737,000 and $26,906,000, respectively, in distributions and received a corresponding allocation of minority interest in earnings for the respective period. We estimate that during 2003 we will pay aggregate distributions totaling $26.9 million to these units with a corresponding allocation of income to minority interest in earnings.

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner whose partners include an institutional investor and the Company's Chairman and former CEO, B. Wayne Hughes ("Mr. Hughes"). The Consolidated Development Joint Venture is funded solely with equity capital consisting of 51% from the Company and 49% from the joint venture partner. Included in minority interest in income for the years ended December 31, 2000, 2001, and 2002 is $325,000, $1,074,000, and $2,399,000, respectively, representing our joint venture partner's pro rata interest in the operations of the Consolidated Development Joint Venture. The facilities in the entity are newly developed facilities that are all in the fill-up phase. The increase in minority interest in income in 2002 and 2001 as compared to the preceding years with respect to the Consolidated Development Joint Venture is due to the opening and fill-up of the facilities owned by this entity. We expect that such minority interest in income will continue to increase during 2003 as the facilities continue to fill-up and increase the earnings of this entity.

Newly Consolidated Partnerships reflect the minority interests in two partnerships that we began consolidating effective January 1, 2002, as described in Note 3 to the consolidated financial statements. In addition, as described in Note 8, during 2002 we recorded the pending sale of a partnership interest in the Newly Consolidated Partnerships, and for all periods following the sale of this interest, income will be allocated to these interests.

The acquired minority interests reflect interests in the consolidated entities that the Company acquired in the three years ended December 31, 2002 and are therefore no longer outstanding. There will be no further income allocated to these interests in 2003 and beyond.

Other minority interests reflect income allocated to minority interests that have maintained a consistent level of interest throughout the three years ended December 31, 2002, comprised of investments in the Consolidated Entities and the Operating Partnership Units described in Note 9 to the Company's financial statements. The level of income allocated to these interests in the future is dependent upon the operating results of the storage facilities that these entities own, as well as any acquisitions of minority interests that the Company does in the future. We recently mailed an information statement relating to the April 28, 2003 acquisition by the Company of all of the remaining limited partnership interest not currently owned by the Company in PS Partners IV, Ltd., a partnership which is consolidated with the Company, for an aggregate of $23,360,000. Included in minority interest in income for the year ended December 31, 2002, with respect to these interests was approximately $1,412,000 including $685,000 in depreciation expense. If completed, the transaction would have the effect of reducing minority interest in income on a go forward basis. See *Acquisition and Development of Facilities* below.

Discontinued Operations: As described more fully in the Note 4 to the consolidated financial statements, we implemented a business plan which included the closure of certain non-strategic containerized storage facilities (the "Closed Facilities"). Also, we sold one of our commercial facilities to a third party for an aggregate $3.9 million in cash.

During 2002, in connection with the closure or planned closure of these facilities, we recorded asset impairment losses with respect to the furniture, fixtures, and equipment totaling $6,187,000. In addition, lease termination costs for the expected remaining lease liability following closure of the facilities were recorded in the amount of $2,447,000.

The historical operations of the Closed Facilities (including the asset impairment losses and lease termination costs) are classified as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to these facilities for current and prior periods included in the line-item "Discontinued Operations" on the income statement.

Following are the amounts with respect to the Closed Facilities and the commercial facility sold that are included in Discontinued Operations.

Discontinued Operations:

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Change	2001	2000	Change
			(Dollar amounts in thousand)			
Rental income (a):						
Containerized storage facilities	$14,343	$13,474	$869	$13,474	$5,823	$7,651
Commercial properties....................	268	460	(192)	460	492	(32)
Total rental income	14,611	13,934	677	13,934	6,315	7,619
Cost of operations (a):						
Containerized storage facilities.........	15,274	13,088	2,186	13,088	6,696	6,392
Commercial properties......................	84	111	(27)	111	125	(14)
Depreciation and amortization (a):						
Containerized storage facilities........	1,907	1,767	140	1,767	657	1,110
Commercial properties.....................	107	116	(9)	116	115	1
Total expenses	17,372	15,082	2,290	15,082	7,593	7,489
Loss before charges	(2,761)	(1,148)	(1,613)	(1,148)	(1,278)	(130)
Discontinued operation charges (b)........	8,634	-	8,634	-	-	-
Net discontinued operations (c)..............	$(11,395)	$(1,148)	$(10,247)	$(1,148)	$(1,278)	$(130)

(a) These amounts represent the historical operations of the Closed Facilities and the commercial property sold. Amounts with respect to these facilities for periods prior to 2002 were previously classified as containerized storage rental income, containerized storage – cost of operations, and depreciation expense in the financial statements.

(b) Amount includes asset impairment charges totaling $6,187,000 and lease termination costs totaling $2,447,000.

(c) The net discontinued operations have resulted in reductions to our earnings per share of $0.09, $0.01 and $0.01 per diluted common share for each of the three years ended December 31, 2002, 2001 and 2000, respectively.

Many of the Closed Facilities are in the process of closing which may take up to several months to complete. We expect that these facilities will continue to generate operating losses until final closure.

Gain (loss) in disposition of real estate: In the year ended December 31, 2002, we recorded a net loss on disposition of real estate of $2,541,000, as compared to a gain of $4,091,000 and $576,000, respectively, in 2001 and 2000. The net loss in 2002 is composed of a loss on disposition of land and a commercial facility totaling $702,000 as described in Note 6, combined with a loss on disposition of partnership interests in the amount of $1,839,000 as described in Note 9. The gain in 2001 is related to the disposition of two real estate facilities and a parcel of land. The gain in 2000 is composed a $296,000 gain on the sale of eight storage facilities and two parcels of land, and a $280,000 gain on the sale of investments.

Liquidity and Capital Resources

We believe that our internally generated net cash provided by operating activities will continue to be sufficient to enable us to meet our operating expenses, capital improvements, debt service requirements and distributions to shareholders for the foreseeable future.

Operating as a real estate investment trust ("REIT"), our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be used to make distributions to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund distributions to the minority interest, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31, (Amount in thousands)		
	2002	2001	2000
Net cash provided by operating activities	$588,961	$538,534	$525,775
Allocable to minority interests (Preferred Units)	(26,906)	(31,737)	(24,859)
Allocable to minority interests (common equity)	(25,268)	(22,125)	(20,635)
Cash from operations allocable to our shareholders	536,787	484,672	480,281
Capital improvements to maintain our facilities:			
Storage facilities	(25,952)	(34,436)	(32,410)
Commercial properties	(1,041)	(1,042)	(613)
Add back: minority interest share of capital improvements to maintain facilities	926	1,267	728
Remaining operating cash flow available for distributions to our shareholders	510,720	450,461	447,986
Distributions paid:			
Preferred stock dividends	(148,926)	(117,979)	(100,138)
Equity Stock, Series A dividends	(21,501)	(19,455)	(11,042)
Regular distributions to Common and Class B shareholders	(221,299)	(162,481)	(115,460)
Special distributions to Common and Class B shareholders (a)	-	(42,115)	(78,673)
Cash available for principal payments on debt and reinvestment	$118,994	$108,431	$142,673

(a) The special distribution for 2001 was declared in August 2001 and paid in September 2001. The special distribution for 2000 was declared in August 2000 and paid in September 2000. In each instance, the special distribution enabled the Company to maintain its REIT status with respect to the distribution requirements.

Our financial profile is characterized by a low level of debt to total capitalization, increasing net income, increasing cash flow from operations, and a conservative dividend payout ratio with respect to the common stock. We expect to fund our growth strategies with cash on hand at December 31, 2002, internally generated retained cash flows, and proceeds from issuing equity securities. In general, our current strategy is to continue to finance our growth with permanent capital, either common or preferred equity. We have in the past used our $200 million line of credit as temporary "bridge" financing, and repaid those amounts with internally generated cash flows and proceeds from the placement of permanent capital. As of December 31, 2002, we had no outstanding borrowings under our $200 million bank line of credit.

Over the past three years we have funded substantially all of our acquisitions with permanent capital (both common and preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred stock has no sinking fund requirement, or maturity date and does not require redemption, all of which eliminate any future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred stock at any time, which in 2002 and 2001 enabled us to effectively refinance higher coupon preferred stock with new preferred stock at lower rates, (iv) preferred stock does not contain onerous covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred stock can be applied to our REIT distribution requirements.

Our credit ratings on each of our series of Cumulative Preferred Stock by each of the three major credit agencies are "Baa2" by Moody's and BBB+ by both Standard & Poor's and Fitch IBCA.

Our portfolio of real estate facilities remains substantially unencumbered. At December 31, 2002, we had mortgage debt outstanding of $20.6 million (which encumbers real estate with a book value of $56.4 million) and unsecured debt in the amount of $95.3 million, and real estate facilities with a book value of approximately $4.1 billion.

We believe that our size and financial flexibility enables us to access capital when appropriate. During 2002 and 2001, we completed the following capital raising activities (amounts are presented net of issuance costs):

Securities issued	Date issued	Cumulative Preferred Stock	Equity Stock, Series A
		(in thousands)	
8.60% Cumulative Preferred Stock, Series Q	January 19, 2001	$ 166,966	$ -
Public issuance of Equity Stock, Series A	April 11, 2001	-	51,836
Direct placement of Equity Stock, Series A	May 31, 2001	-	20,294
8.00% Cumulative Preferred Stock, Series R	September 28, 2001	493,085	-
7.875% Cumulative Preferred Stock, Series S	October 31, 2001	139,022	-
Direct placement of Equity Stock, Series A	November 21, 2001	-	2,690
7.625% Cumulative Preferred Stock, Series T	January 18, 2002	145,075	-
7.625% Cumulative Preferred Stock, Series U	February 19, 2002	145,075	-
7.500% Cumulative Preferred Stock, Series V	September 30, 2002	166,866	-
		$ 1,256,089	$ 74,820

The net proceeds raised through the issuance of our Cumulative Preferred Stock, Series R and Series S in 2001, and Series V in 2002 allowed us to take advantage of favorable rate spreads. Accordingly, at our option, we redeemed for cash our Cumulative Preferred Stock Series G, Series H, Series I in 2001 and Series A and Series J in 2002, each having higher coupon rates than either the Series R, Series S or Series V. In addition, during 2001 we repurchased all of our outstanding Series P Partnership Preferred Units and a portion of our outstanding Series O Partnership Preferred Units. These transactions, summarized below, represented a refinancing of a portion of our permanent capital structure into lower coupon securities.

Security Redeemed or Repurchased	Date Redeemed or Repurchased	Cumulative Preferred Stock	Preferred Partnership Units
		(in thousands)	
9.125% Cumulative Preferred Units, Series O	August 31, 2001	$ -	$ 30,000
8 7/8% Cumulative Preferred Stock, Series G	September 28, 2001	172,525	-
8.45% Cumulative Preferred Stock, Series H	October 5, 2001	168,775	-
8.75% Cumulative Preferred Units, Series P	October 15, 2001	-	50,000
8 5/8% Cumulative Preferred Stock, Series I	November 13, 2001	100,025	-
10.0% Cumulative Preferred Units, Series A	September 30, 2002	45,643	-
8.0% Cumulative Preferred Stock, Series J	October 7, 2002	150,018	-
		$ 636,986	$ 80,000

The Cumulative Preferred Stock amounts listed above include redemption cost of approximately $25,000 per redemption for 2001 and $18,000 per redemption for 2002.

We have called for redemption our 9.2% Senior Preferred Stock Series B which will be redeemed on March 31, 2003. The aggregate redemption amount for this security is $25 per share or approximately $57.5 million in the aggregate, plus accrued dividends.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, but no assurance can be given that we will at all times so qualify. To the extent that the Company continues to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed to our shareholders prior to filing of the Company's tax return. We have satisfied the REIT distribution requirement since 1980.

Aggregate dividends paid during 2002, totaled $148.9 million to the holders of our Cumulative Preferred Stock, $209.1 million to the holders of our Common Stock, $12.2 million to the holders of our Class B Common Stock and $21.5 million to the holders of our Equity Stock, Series A. Although we have not finalized the calculation of our 2002 taxable income, we believe that the aggregate dividends paid in 2002 to our shareholders were designed to enable us to continue to qualify as a REIT.

We estimate that the distribution requirements for fiscal 2003 with respect to our Cumulative Preferred Stock outstanding, and assuming the redemption of Cumulative Preferred Stock, Series B, will be approximately $144.2 million.

During 2002, we paid distributions totaling $26.9 million with respect to our Preferred Partnership Units. We estimate the annual distributions requirements with respect to the preferred partnership units outstanding at December 31, 2002 to be approximately $26.9 million.

For 2003, distributions with respect to the Common Stock and Equity Stock, Series A will be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders. We anticipate that, at a minimum, quarterly distributions per common share will remain at $0.45 per common share (increased from $0.22 per common share during 2000 and in the first two quarters of 2001). For the first quarter of 2003, a quarterly distribution of $0.45 per common share has been declared by our Board of Directors. Prior to 2002, in addition to the regular quarterly dividends paid to our common shareholder, we also paid special distributions. These special distributions were necessary to meet our distribution requirements in order to maintain our REIT tax status. While we don't expect to need a special distribution in 2003, the need to make a special distribution is not determinable at this time and will depend in large part on our taxable income relative to the distributions being paid to all of our shareholders.

With respect to the depositary shares of Equity Stock, Series A, we have no obligation to pay distributions if no distributions are paid to the common shareholders. To the extent that we do pay common distributions in any year, the holders of the depositary shares receive annual distributions equal to the lesser of (i) five times the per share dividend on the common stock or (ii) $2.45. The depositary shares are noncumulative, and have no preference over our Common Stock either as to dividends or in liquidation.

Capital Improvement Requirements: During 2003, we have budgeted approximately $25.0 million for capital improvements. Capital improvements include major repairs or replacements to the facilities which keep the facilities in good operation condition and maintain their visual appeal. Capital improvements do not include costs relating to the development or expansion of facilities.

Debt Service Requirements: We do not believe we have any significant refinancing risks with respect to our mortgage debt, all of which is fixed rate. At December 31, 2002, we had total outstanding notes payable of approximately $115.9 million. See Note 7 to the consolidated financial statements for approximate principal maturities of such borrowings. We anticipate that our retained operating cash flow will continue to be sufficient to enable us to make scheduled principal payments. It is our current intent to fully amortize our debt as opposed to refinance debt maturities with additional debt.

Acquisition and Development of Facilities: During 2002, we acquired nine self-storage facilities for approximately $30.1 million. During 2001, we acquired one self-storage facility for approximately $3.5 million. During 2000, we acquired a commercial facility and 12 storage facilities at an aggregate cost of approximately $67.1 million. Our low level of third party acquisitions over the past three years is not indicative of either the supply of facilities offered for sale or our ability to finance the acquisitions, but is primarily due to prices sought by sellers and our lack of desire to pay such prices. During fiscal 2003, we will continue to seek to acquire additional self-storage facilities from third parties, however, it is difficult to estimate the amount of third party acquisitions we will undertake.

On January 16, 2002, we acquired the remaining 70% interest in the Development Joint Venture for approximately $153,078,000 in cash. The Development Joint Venture was formed in April 1997 with equity capital consisting of 30% from the Company and 70% from an institutional investor, which owns 47 storage facilities opened since 1997. This transaction was principally financed with the capital raised through the issuance of our 7.625% Cumulative Preferred Stock, Series T. On April 19, 2002, we acquired through a merger all of the remaining limited partnership interest not currently owned by the Company in PS Partners V, Ltd., a partnership which is consolidated with the Company. The acquisition cost consisted of approximately 533,796 shares ($20,054,000) of our common stock and approximately $12,815,000 in cash. On September 19, 2002, we acquired through a merger all of the remaining limited partnership interest not currently owned by the Company in PS Partners VI, Ltd., a partnership which is consolidated with the Company. The acquisition cost consisted of approximately 557,812 shares ($17,850,000) of our common stock and approximately $12,347,000 in cash.

On September 15, 2000, we acquired the remaining ownership interests in an affiliated partnership, of which we were the general partner, for an aggregate acquisition cost of $81.2 million. This partnership owned 13 self-storage facilities.

We recently mailed an information statement relating to the April 28, 2003 acquisition by the Company of all of the 52,851 limited partnership units that it did not own in PS Partners IV, Ltd., a partnership which is consolidated with the Company. The acquisition of the 52,851 units will be accomplished through a merger of a subsidiary of the Company into the partnership and the conversion of the 52,851 units into either cash or common stock of the Company. Each unit will be converted into the right to receive a value of $442 in our common stock or, at the election of the unitholder, in cash. We expect that the cash portion of the transaction will be funded by available cash on hand or, if necessary, borrowings on our line of credit.

In November 1999, we formed a second joint venture partnership for the development of approximately $100 million of self-storage facilities. The venture is funded solely with equity capital consisting of 51% from us and 49% from the joint venture partner. The term of the joint venture is 15 years. After six years, the joint venture partner has the right to cause the Company to purchase the joint venture partner's interest for an amount necessary to provide them with a maximum return of 10.75% or less in certain circumstances. At December 31, 2002, this development joint venture was fully committed having developed 22 facilities (approximately 1,413,000 net rentable sq. ft.) for $108 million.

We currently have a development "pipeline" of 38 self-storage facilities, combination facilities, and expansions to existing self-storage facilities with an aggregate estimated cost of approximately $199.8 million. Approximately $87.5 million of development cost has been incurred as of December 31, 2002. We have acquired the land for 36 of these projects, which have an aggregate estimated cost of approximately $188.6 million, and costs incurred as of December 31, 2002 of approximately $86.7 million. The remaining 2 facilities represent identified sites where we have an agreement in place to acquire the land, generally within one year. We anticipate that the development of these projects will be funded solely by the Company.

The development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. We estimate that the amount remaining to be spent of approximately $112.2 million will be incurred over the next 18 – 24 months. The following table sets forth certain information with respect to our development pipeline.

DEVELOPMENT PIPELINE SUMMARY

	Number of projects	Net rentable sq. ft.	Total estimated development costs	Costs incurred through 12/31/02	Costs to complete
			(Amounts in thousands)		
Facilities currently under construction:					
Self-storage facilities	16	1,155	$ 123,739	$ 76,814	$ 46,925
Expansions to existing self-storage facilities	1	69	6,203	2,800	3,403
	17	1,224	129,942	79,614	50,328
Facilities awaiting construction, where land is acquired:					
Self-storage facilities	4	272	29,007	6,161	22,846
Expansions of existing self-storage facilities	15	661	29,602	964	28,638
	19	933	58,609	7,125	51,484
Self-storage facilities awaiting construction, where land has not yet been acquired	2	123	11,209	777	10,432
Total Development Pipeline	38	2,280	$ 199,760	$ 87,516	$ 112,244

Included in expansions above is approximately $13 million associated with the conversion of 701,000 net rentable square feet of industrial space, previously used by the discontinued containerized facility operations, into self-storage space.

In addition to the above projects, we have 9 parcels of land held for development with total costs of approximately $17,807,000 at December 31, 2002. These parcels will either be developed or sold.

Stock Repurchase Program: The Company's Board of Directors has authorized the repurchase from time to time of up to 25,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. During 2001, we repurchased a total of 10,585,593 common shares, for a total aggregate cost of approximately $276.9 million. From the inception of the repurchase program through December 31, 2002, we have repurchased a total of 21,497,020 shares of common stock at an aggregate cost of approximately $535.9 million. We have not repurchased any significant amounts of our common stock since January 2002.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting either of common or preferred stock. At December 31, 2002, the Company's debt as a percentage of total shareholders' equity (based on book values) was 2.8%.

Our preferred stock is not redeemable at the option of the holders. Except under certain conditions relating to the Company's qualification as a REIT, the Senior Preferred Stock is not redeemable by the Company prior to the following dates: Series B – March 31, 2003, Series C – June 30, 1999, Series D – September 30, 2004, Series E – January 31, 2005, Series F – April 30, 2005, Series K – January 19, 2004, Series L – March 10, 2004, Series M – August 17, 2004, Series Q – January 19, 2006, Series R – September 28, 2006, Series S – October 31, 2006, Series T – January 18, 2007, Series U – February 19, 2007 and Series V – September 30, 2007. On or after the respective dates, each of the series of Senior Preferred Stock will be redeemable at the option of the Company, in whole or in part, at $25 per share (or depositary share in the case of the Series K through Series V), plus accrued and unpaid dividends.

Our market risk sensitive instruments include notes payable, which totaled $115,867,000 at December 31, 2002. All of our notes payable bear interest at fixed rates. See Note 7 to the consolidated financial statements for terms, valuations and approximate principal maturities of the notes payable as of December 31, 2002.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2002 and December 31, 2001 and for each of the three years in the period ended December 31, 2002 and the report of Ernst & Young LLP, Independent Auditors, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Disagreements on Accounting and Financial Disclosure

Not applicable.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

The information required by this item with respect to directors is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement filed in connection with the annual shareholders' meeting to be held on May 8, 2003 (the "Proxy Statement") under the caption " Election of Directors." Information required by this item with respect to executive officers is provided in Item 4A of this report. See "Executive Officers of the Company."

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Compensation" and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Election of Directors – Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management."

The following table sets forth information as of December 31, 2002 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	5,714,223	$25.77	4,188,523
Equity compensation plans not approved by security holders	225,001	$26.35	164,167

The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and directors. The principal terms of this plan are as follows: (1) 500,000 shares of common stock were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments.

ITEM 13. Certain Relationships and Related Transactions

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Compensation Committee Interlocks and Insider Participation – Certain Relationships and Related Transactions."

ITEM 14. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports the Company files and submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-14(c) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are substantially more limited than those it maintains with respect to its consolidated subsidiaries.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date of the Company's evaluation.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Reports on Form 8-K

Not applicable.

c. Exhibits:

See Index to Exhibits contained herein.

d. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE, INC.

INDEX TO EXHIBITS

(Items 15(a)(3) and 15(c))

3.1 Restated Articles of Incorporation. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.2 Certificate of Determination for the 10% Cumulative Preferred Stock, Series A. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.3 Certificate of Determination for the 9.20% Cumulative Preferred Stock, Series B. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.4 Amendment to Certificate of Determination for the 9.20% Cumulative Preferred Stock, Series B. Filed with Registrant's Registration Statement No. 33-56925 and incorporated herein by reference.

3.5 Certificate of Determination for the 8.25% Convertible Preferred Stock. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.6 Certificate of Determination for the Adjustable Rate Cumulative Preferred Stock, Series C. Filed with Registrant's Registration Statement No. 33-54557 and incorporated herein by reference.

3.7 Certificate of Determination for the 9.50% Cumulative Preferred Stock, Series D. Filed with Registrant's Form 8-A/A Registration Statement relating to the 9.50% Cumulative Preferred Stock, Series D and incorporated herein by reference.

3.8 Certificate of Determination for the 10% Cumulative Preferred Stock, Series E. Filed with Registrant's Form 8-A/A Registration Statement relating to the 10% Cumulative Preferred Stock, Series E and incorporated herein by reference.

3.9 Certificate of Determination for the 9.75% Cumulative Preferred Stock, Series F. Filed with Registrant's Form 8-A/A Registration Statement relating to the 9.75% Cumulative Preferred Stock, Series F and incorporated herein by reference.

3.10 Certificate of Determination for the Convertible Participating Preferred Stock. Filed with Registrant's Registration Statement No. 33-63947 and incorporated herein by reference.

3.11 Certificate of Amendment of Articles of Incorporation. Filed with Registrant's Registration Statement No. 33-63947 and incorporated herein by reference.

3.12 Certificate of Determination for the 8-7/8% Cumulative Preferred Stock, Series G. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G and incorporated herein by reference.

3.13 Certificate of Determination for the 8.45% Cumulative Preferred Stock, Series H. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H and incorporated herein by reference.

3.14 Certificate of Determination for the Convertible Preferred Stock, Series CC. Filed with Registrant's Registration Statement No. 333-03749 and incorporated herein by reference.

3.15 Certificate of Correction of Certificate of Determination for the Convertible Participating Preferred Stock. Filed with Registrant's Registration Statement No. 333-08791 and incorporated herein by reference.

3.16 Certificate of Determination for 8-5/8% Cumulative Preferred Stock, Series I. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I and incorporated herein by reference.

3.17 Certificate of Amendment of Articles of Incorporation. Filed with Registrant's Registration Statement No. 333-18395 and incorporated herein by reference.

3.18 Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended June 30, 1997 and incorporated herein by reference.

3.19 Certificate of Determination for Equity Stock, Series AA. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.20 Certificate Decreasing Shares Constituting Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.21 Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.22 Certificate of Determination for 8% Cumulative Preferred Stock, Series J. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J and incorporated herein by reference.

3.23 Certificate of Correction of Certificate of Determination for the 8.25% Convertible Preferred Stock. Filed with Registrant's Registration Statement No. 333-61045 and incorporated herein by reference.

3.24 Certificate of Determination for 8-1/4% Cumulative Preferred Stock, Series K. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K and incorporated herein by reference.

3.25 Certificate of Determination for 8-1/4% Cumulative Preferred Stock, Series L. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L and incorporated herein by reference.

3.26 Certificate of Determination for 8.75% Cumulative Preferred Stock, Series M. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M and incorporated herein by reference.

3.27 Certificate of Determination for Equity Stock, Series AAA. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

3.28 Certificate of Determination for 9.5% Cumulative Preferred Stock, Series N. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

3.29 Certificate of Determination for 9.125% Cumulative Preferred Stock, Series O. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 and incorporated herein by reference.

3.30 Certificate of Determination for 8.75% Cumulative Preferred Stock, Series P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

3.31 Certificate of Determination for 8.600% Cumulative Preferred Stock, Series, Q. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q and incorporated herein by reference.

3.32 Amendment to Certificate of Determination for Equity Stock, Series A. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference.

3.33 Certificate of Determination for 8.000% Cumulative Preferred Stock, Series R. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R and incorporated herein by reference.

3.34 Certificate of Determination for 7.875% Cumulative Preferred Stock, Series S. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S and incorporated herein by reference.

3.35 Certificate of Determination for 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T and incorporated herein by reference.

3.36 Certificate of Determination for 7.625% Cumulative Preferred Stock, Series U. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U and incorporated herein by reference.

3.37 Amendment to Certificate of Determination for 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by reference.

3.38 Certificate of Determination for 7.500% Cumulative Preferred Stock, Series V. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V and incorporated herein by reference.

3.39 Bylaws, as amended. Filed with Registrant's Registration Statement No. 33-64971 and incorporated herein by reference.

3.40 Amendment to Bylaws adopted on May 9, 1996. Filed with Registrant's Registration Statement No. 333-03749 and incorporated herein by reference.

3.41 Amendment to Bylaws adopted on June 26, 1997. Filed with Registrant's Registration Statement No. 333-41123 and incorporated herein by reference.

3.42 Amendment to Bylaws adopted on January 6, 1998. Filed with Registrant's Registration Statement No. 333-41123 and incorporated herein by reference.

3.43 Amendment to Bylaws adopted on February 10, 1998. Filed with Registrant's Current Report on Form 8-K dated February 10, 1998 and incorporated herein by reference.

3.44 Amendment to Bylaws adopted on March 4, 1999. Filed with Registrant's Current Report on Form 8-K dated March 4, 1999 and incorporated herein by reference.

3.45 Amendment to Bylaws adopted on May 6, 1999. Filed with Registrants' Form 10-Q for the quarterly period ended March 31, 1999 and incorporated herein by reference.

3.46 Amendment to Bylaws adopted on November 7, 2002. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by reference.

10.1 Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

10.2 Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

10.3 Loan Agreement between Registrant and Aetna Life Insurance Company dated as of July 11, 1988. Filed with Registrant's Current Report on Form 8-K dated July 14, 1988 and incorporated herein by reference.

10.4 Amendment to Loan Agreement between Registrant and Aetna Life Insurance Company dated as of September 1, 1993. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference.

10.5 Second Amended and Restated Credit Agreement by and among Registrant, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of February 25, 1997. Filed with Registrant's Registration Statement No. 333-22665 and incorporated herein by reference.

10.6 Note Assumption and Exchange Agreement by and among Public Storage Management, Inc., Public Storage, Inc., Registrant and the holders of the notes dated as of November 13, 1995. Filed with Registrant's Registration Statement No. 33-64971 and incorporated herein by reference.

10.7 Registrant's 1990 Stock Option Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

10.8* Registrant's 1994 Stock Option Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

10.9* Registrant's 1996 Stock Option and Incentive Plan. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

10.10 Deposit Agreement dated as of December 13, 1995, among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-7/8% Cumulative Preferred Stock, Series G and incorporated herein by reference.

10.11 Deposit Agreement dated as of January 25, 1996, among Registrant, The First national Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.45% Cumulative Preferred Stock, Series H and incorporated herein by reference.

10.12** Employment Agreement between Registrant and B. Wayne Hughes dated as of November 16, 1995. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31,1995 and incorporated herein by reference.

10.13 Deposit Agreement dated as of November 1, 1996, among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-5/8% Cumulative Preferred Stock, Series I and incorporated herein by reference.

10.14 Limited Partnership Agreement of PSAF Development Partners, L.P. between PSAF Development, Inc. and the Limited Partner dated as of April 10, 1997. Filed with Registrant's Form 10-Q for the quarterly period ended March 31, 1997 and incorporated herein by reference.

10.15 Deposit Agreement dated as of August 28, 1997 among Registrant, The First National Bank of Boston, and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8% Cumulative Preferred Stock, Series J and incorporated herein by reference.

10.16 Agreement of Limited Partnership of PS Business Parks, L.P. dated as of March 17, 1998. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.

10.17 Deposit Agreement dated as of January 19, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series K and incorporated herein by reference.

10.18 Agreement and Plan of Merger among Storage Trust Realty, Registrant and Newco Merger Subsidiary, Inc. dated as of November 12, 1998. Filed with Registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.19 Amendment No. 1 to Agreement and Plan of Merger among Storage Trust Realty, Registrant, Newco Merger Subsidiary, Inc. and STR Merger Subsidiary, Inc. dated as of January 19, 1999. Filed with registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.20 Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P., dated as of March 12, 1999. Filed with Registrant's Form 10-Q for the quarterly period ended June 30, 1999 and incorporated herein by reference.

10.21* Storage Trust Realty 1994 Share Incentive Plan. Filed with Storage Trust Realty's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

10.22 Amended and Restated Storage Trust Realty Retention Bonus Plan effective as of November 12, 1998. Filed with Registrant's Registration Statement No. 333-68543 and incorporated herein by reference.

10.23 Deposit Agreement dated as of March 10, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8-1/4% Cumulative Preferred Stock, Series L and incorporated herein by reference.

10.24 Note Purchase Agreement and Guaranty Agreement with respect to $100,000,000 of Senior Notes of Storage Trust Properties, L.P. Filed with Storage Trust Realty's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

10.25 Deposit Agreement dated as of August 17, 1999 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.75% Cumulative Preferred Stock, Series M and incorporated herein by reference.

10.26 Limited Partnership Agreement of PSAC Development Partners, L.P. among PS Texas Holdings, Ltd., PS Pennsylvania Trust and PSAC Storage Investors, L.L.C. dated as November 15, 1999. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

10.27 Agreement of Limited Liability Company of PSAC Storage Investors, L.L.C. dated as of November 15, 1999. Filed with Registrant's Current Report on Form 8-K dated November 15, 1999 and incorporated herein by reference.

10.28 Deposit Agreement dated as of January 14, 2000 among Registrant, BankBoston, N.A. and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A and incorporated herein by reference.

10.29 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. among PS Texas Holdings, Ltd. and the Limited Partners dated as of March 29, 2000. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

10.30 Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. among PS Texas Holdings, Ltd. and the Limited Partners dated as of August 11, 2000. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

10.31* Registrant's 2000 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No, 333-52400 and incorporated herein by reference.

10.32 Deposit Agreement dated as of January 19, 2001 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q. Filed with Registrant's Form 8-A/A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.600% Cumulative Preferred Stock, Series Q and incorporated herein by reference.

10.33* Registrant's 2001 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No. 333-59218 and incorporated herein by reference.

10.34* Registrant's 2001 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No. 333-59218 and incorporated herein by reference.

10.35 Deposit Agreement dated as of September 28, 2001 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 8.000% Cumulative Preferred Stock, Series R and incorporated herein by reference.

10.36 Deposit Agreement dated as of October 31, 2001 among Registrant, Fleet National Bank and the holder of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.875% Cumulative Preferred Stock, Series S and incorporated herein by reference.

10.37 Credit Agreement by and among Registrant, Wells Fargo Bank, National Association, as agent, and the financial institutions party thereto dated as of November 1, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

10.38 Deposit Agreement dated as of January 18, 2002 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series T and incorporated herein by reference.

10.39 Deposit Agreement dated as of February 19, 2002 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.625% Cumulative Preferred Stock, Series U and incorporated herein by reference.

10.40 Deposit Agreement dated as of September 30, 2002 among Registrant, Fleet National Bank and the holders of the depositary receipts evidencing the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V. Filed with Registrant's Form 8-A Registration Statement relating to the Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock, Series V and incorporated herein by reference.

11 Statement Re: Computation of Ratio of Earnings Per Share. Filed herewith.

12 Statement Re: Computation of Ratio of Earnings to Fixed Charges. Filed herewith.

99.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

99.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
99.3	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
99.4	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
99.5	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

---

* Compensatory benefit plan.
** Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUBLIC STORAGE, INC.

Date: March 28, 2003

By: /s/ Harvey Lenkin
Harvey Lenkin, President

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald L. Havner, Jr. Ronald L. Havner, Jr.	Vice-Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	March 28, 2003
/s/ Harvey Lenkin Harvey Lenkin	President and Director	March 28, 2003
/s/ Marvin M. Lotz Marvin M. Lotz	Senior Vice President and Director	March 28, 2003
B. Wayne Hughes, Jr.	Vice President and Director	
/s/ John Reyes John Reyes	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	March 28, 2003
/s/ B. Wayne Hughes B. Wayne Hughes	Chairman of the Board	March 28, 2003
/s/ Robert J. Abernethy Robert J. Abernethy	Director	March 28, 2003
/s/ Dann V. Angeloff Dann V. Angeloff	Director	March 28, 2003
/s/ William C. Baker William C. Baker	Director	March 28, 2003
Thomas J. Barrack, Jr.	Director	
/s/ Uri P. Harkham Uri P. Harkham	Director	March 28, 2003
/s/ Daniel C. Staton Daniel C. Staton	Director	March 28, 2003

PUBLIC STORAGE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND SCHEDULES

(Item 15 (a))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Public Storage, Inc.

We have audited the accompanying consolidated balance sheets of Public Storage, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Los Angeles, California

February 21, 2003

PUBLIC STORAGE, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(amounts in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 103,124	$ 49,347
Real estate facilities, at cost:		
Land	1,304,881	1,165,111
Buildings	3,683,645	3,265,943
	4,988,526	4,431,054
Accumulated depreciation	(987,546)	(819,932)
	4,000,980	3,611,122
Construction in process	87,516	121,181
Land held for development	17,807	30,001
	4,106,303	3,762,304
Investment in real estate entities	329,679	479,300
Goodwill	78,204	78,204
Intangible assets, net	117,893	124,497
Notes receivable, including amounts due from related parties	24,324	59,344
Other assets	84,135	72,883
Total assets	$ 4,843,662	$ 4,625,879
LIABILITIES AND SHAREHOLDERS' EQUITY		
Line of credit borrowings	$ -	$ 25,000
Notes payable	115,867	143,552
Accrued and other liabilities	129,327	93,143
Total liabilities	245,194	261,695
Minority interest:		
Preferred partnership interests	285,000	285,000
Other partnership interests	154,499	169,601
Commitments and contingencies		
Shareholders' equity:		
Cumulative Preferred Stock, $0.01 par value, 50,000,000 shares authorized, 9,258,486 shares issued (in series) and outstanding, (11,156,500 at December 31, 2001) at liquidation preference	1,817,025	1,540,150
Common Stock, $0.10 par value, 200,000,000 shares authorized, 116,991,455 shares issued and outstanding (114,961,915 at December 31, 2001)	11,699	11,496
Equity Stock, Series A, $0.01 par value, 200,000,000 shares authorized, 8,776.102 shares issued and outstanding	-	-
Class B Common Stock, $0.10 par value, 7,000,000 shares authorized and issued	700	700
Paid-in capital	2,371,194	2,325,898
Cumulative net income	2,030,007	1,711,269
Cumulative distributions paid	(2,071,656)	(1,679,930)
Total shareholders' equity	4,158,969	3,909,583
Total liabilities and shareholders' equity	$ 4,843,662	$ 4,625,879

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2002
(amounts in thousands, except per share data)

	2002	2001	2000
Revenues:			
Rental income:			
Self-storage facilities	$ 763,287	$ 721,662	$ 653,110
Commercial properties	11,781	12,070	10,849
Containerized storage facilities	37,776	34,212	32,091
Tenant reinsurance premiums	19,947	-	-
Interest and other income	8,661	14,225	18,836
	841,452	782,169	714,886
Expenses:			
Cost of operations:			
Storage facilities	250,957	229,211	210,462
Commercial properties	4,462	3,861	3,701
Containerized storage facilities	30,687	29,916	31,102
Tenant reinsurance	9,411	-	-
Depreciation and amortization	179,634	166,178	148,195
General and administrative	15,619	21,038	21,306
Interest expense	3,809	3,227	3,293
	494,579	453,431	418,059
Income before equity in earnings of real estate entities, minority interest, discontinued operations and gain (loss) on disposition of real estate and real estate investments	346,873	328,738	296,827
Equity in earnings of real estate entities (including the Company's pro-rata share of gain on sale of real estate investments in the amount of $3,737,000 in 2002 and $3,210,000 in 2000)	29,888	38,542	39,319
Minority interest in income:			
Preferred partnership interests	(26,906)	(31,737)	(24,859)
Other partnership interests	(17,181)	(14,278)	(13,497)
Net income before discontinued operations and gain (loss) on disposition of real estate	332,674	321,625	297,790
Discontinued operations (Note 4)	(11,395)	(1,148)	(1,278)
Gain (loss) on disposition of real estate and real estate investments	(2,541)	4,091	576
Net income	$ 318,738	$ 324,208	$ 297,088
Net income allocation:			
Allocable to preferred shareholders	$ 148,926	$ 117,979	$ 100,138
Allocable to Equity Stock, Series A	21,501	19,455	11,042
Allocable to common shareholders	148,311	186,774	185,908
	$ 318,738	$ 324,208	$ 297,088
Net income per common share:			
Basic	$1.21	$1.53	$1.41
Diluted	$1.19	$1.51	$1.41
Net income per common share, prior to discontinued operations:			
Basic	$1.30	$1.54	$1.42
Diluted	$1.28	$1.52	$1.42
Basic weighted average common shares outstanding	123,005	122,310	131,566
Diluted weighted average common shares outstanding	124,571	123,577	131,657

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For each of the three years in the period ended December 31, 2002
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Stock	Common Stock	Class B Common Stock	Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Total Shareholders' Equity
Balances at December 31, 1999	$ 1,155,150	$ 12,671	$ 700	$ 2,463,193	$ 1,089,973	$ (1,032,587)	$ 3,689,100
Issuance of Equity Stock, Series A (5,635.602 shares)	-	-	-	113,354	-	-	113,354
Issuance of Common Stock (498,451 shares)	-	50	-	11,387	-	-	11,437
Repurchase of Common Stock (3,491,600 shares)	-	(351)	-	(77,448)	-	-	(77,799)
Issuance costs: Preferred operating partnership units (Note 8)	-	-	-	(3,750)	-	-	(3,750)
Net income	-	-	-	-	297,088	-	297,088
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	-	(100,138)	(100,138)
Equity Stock, Series A	-	-	-	-	-	(11,042)	(11,042)
Common Stock ($1.48 per share)	-	-	-	-	-	(194,133)	(194,133)
Balances at December 31, 2000	1,155,150	12,370	700	2,506,736	1,387,061	(1,337,900)	3,724,117
Issuance of Cumulative Preferred Stock; Series Q (6,900 shares), Series R (20,400 shares) and Series S (5,750 shares)	826,250	-	-	(27,177)	-	-	799,073
Redemption of Cumulative Preferred Stock; Series G (6,900 shares), Series H (6,750 shares) and Series I (4,000 shares)	(441,250)	-	-	(75)	-	-	(441,325)
Issuance of Equity Stock, Series A (3,140.500 shares)	-	-	-	74,820	-	-	74,820
Issuance of Common Stock (1,843,634 shares)	-	184	-	46,487	-	-	46,671
Repurchase of Common Stock (10,585,593 shares)	-	(1,058)	-	(275,803)	-	-	(276,861)
Issuance of Put Option (Note 9)	-	-	-	910	-	-	910
Net income	-	-	-	-	324,208	-	324,208
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	-	(117,979)	(117,979)
Equity Stock, Series A	-	-	-	-	-	(19,455)	(19,455)
Common Stock ($1.69 per share)	-	-	-	-	-	(204,596)	(204,596)
Balances at December 31, 2001	1,540,150	11,496	700	2,325,898	1,711,269	(1,679,930)	3,909,583
Issuance of Cumulative Preferred Stock; Series T (6,000 shares), Series U (6,000 shares) and Series V (6,900 shares)	472,500	-	-	(15,484)	-	-	457,016
Redemption of Cumulative Preferred Stock; Series A (1,825,000 shares) and Series J (6,000 shares)	(195,625)	-	-	(36)	-	-	(195,661)
Issuance of Common Stock (2,040,540 shares)	-	204	-	61,033	-	-	61,237
Repurchase of Common Stock (11,000 shares)	-	(1)	-	(380)	-	-	(381)
Stock Option expense	-	-	-	163	-	-	163
Net income	-	-	-	-	318,738	-	318,738
Distributions to shareholders:							
Cumulative Preferred Stock	-	-	-	-	-	(148,926)	(148,926)
Equity Stock, Series A	-	-	-	-	-	(21,501)	(21,501)
Class B Common Stock	-	-	-	-	-	(12,222)	(12,222)
Common Stock ($1.80 per share)	-	-	-	-	-	(209,077)	(209,077)
Balances at December 31, 2002	$ 1,817,025	$ 11,699	$ 700	$ 2,371,194	$ 2,030,007	$ (2,071,656)	$ 4,158,969

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2002
(amounts in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 318,738	$ 324,208	$ 297,088
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain included in equity in earnings of real estate investments	(3,737)	-	(3,210)
Loss (gain) on disposition of real estate and real estate investments	2,541	(4,091)	(576)
Depreciation and amortization	179,634	166,178	148,195
Depreciation included in equity in earnings of real estate entities	27,078	25,096	21,825
Depreciation, impairment losses, and other items associated with discontinued operations (Note 4)	10,648	1,883	772
Minority interest in income	44,087	46,015	38,356
Other operating activities	9,972	(20,755)	23,325
Total adjustments	270,223	214,326	228,687
Net cash provided by operating activities	588,961	538,534	525,775
Cash flows from investing activities:			
Principal payments received on mortgage notes receivable	35,513	2,199	7,650
Issuance of notes receivable to affiliates	-	(35,000)	(11,400)
Business combinations (Note 3)	(139,680)	6,276	(66,776)
Capital improvements to real estate facilities	(26,993)	(35,478)	(33,023)
Construction in process	(101,110)	(184,290)	(232,918)
Acquisition of minority interests	(27,544)	(11,841)	(31,271)
Acquisition of real estate facilities	(30,117)	(3,503)	(62,938)
Acquisition of investments in real estate entities	(33,956)	(55,468)	(78,356)
Proceeds from the sale of real estate facilities and real estate investments	15,209	19,936	58,319
Other investing activities	(14,786)	(8,889)	(14,751)
Net cash used in investing activities	(323,464)	(306,058)	(465,464)
Cash flows from financing activities:			
Net borrowings on line of credit	(25,000)	25,000	-
Principal payments on notes payable	(27,685)	(12,451)	(11,335)
Net proceeds from the issuance of Common Stock	23,333	15,857	4,608
Net proceeds from the issuance of Cumulative Preferred Stock	457,016	799,073	-
Net proceeds from the issuance of Equity Stock, Series A	-	74,820	68,318
Net proceeds from the issuance of preferred partnership units	-	-	361,250
Issuance of Put Option (Note 9)	-	910	-
Repurchase of Common Stock	(381)	(276,861)	(77,799)
Repurchase of preferred partnership units	-	(80,000)	-
Redemption of Cumulative Preferred Stock	(195,661)	(441,325)	-
Distributions paid to shareholders	(391,726)	(342,030)	(343,388)
Distributions paid to minority interests	(52,174)	(53,862)	(45,494)
Investment by minority interests	558	18,273	17,871
Net cash used in financing activities	(211,720)	(272,596)	(25,969)
Net increase (decrease) in cash and cash equivalents	53,777	(40,120)	34,342
Cash and cash equivalents at the beginning of the year	49,347	89,467	55,125
Cash and cash equivalents at the end of the year	$ 103,124	$ 49,347	$ 89,467

See accompanying notes.

PUBLIC STORAGE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2002
(amounts in thousands)

(Continued)

	2002	2001	2000
Supplemental schedule of non cash investing and financing activities:			
Business combinations (Note 3):			
Real estate facilities	$(330,426)	$ -	$ (82,163)
Investment in real estate entities	160,236	-	14,393
Other assets	(8,187)	(4,538)	(183)
Accrued and other liabilities	23,891	6,993	1,177
Minority interest	14,806	-	-
Goodwill	-	(26,993)	-
Acquisition of real estate facilities in exchange for minority interests, common stock, and the reduction of investment in real estate entities	-	-	(19,281)
Minority interest acquired in exchange for the sale of real estate facilities	-	-	(6,427)
Cancellation of mortgage notes receivable to acquire real estate facilities	-	-	-
Reduction of investment in real estate entities in exchange for real estate facilities	-	-	3,144
Disposition of real estate facilities in exchange for notes receivable, other assets, and investment in real estate entities	493	16,150	20,265
Notes receivable issued in connection with real estate dispositions	(493)	(305)	(3,690)
Disposition of minority interest in exchange for other assets:			
Other assets	(1,450)	-	-
Minority interest	3,289	-	-
Acquisition of minority interest in exchange for common stock:			
Real estate facilities	(39,780)	-	-
Minority interest	(25,668)	-	(22,988)
Distributions payable	-	-	(82,086)
Exchange of Cumulative Preferred Stock, Series B for Cumulative Preferred Stock, Series T:			
Reduction in Cumulative Preferred Stock, Series B	(2,150)	-	-
Increase in Cumulative Preferred Stock, Series T	2,150	-	-
Issuance of Common Stock			
In connection with business combinations	-	30,814	-
To acquire minority interests and real estate	37,904	-	6,829
Issuance of Equity Stock, Series A in connection with special distribution to common shareholders and in connection with acquisition of real estate facilities	-	-	45,037

See accompanying notes.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

1. Description of the business

Public Storage, Inc. (the "Company") is a California corporation, which was organized in 1980. We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") whose principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, usually on a month-to-month basis, for personal and business use. In addition, to a much lesser extent, we have interests in commercial properties, containing commercial and industrial rental space, and interests in facilities that lease storage containers.

We invest in real estate facilities by acquiring wholly owned facilities or by acquiring interests in real estate entities which own facilities. At December 31, 2002, we had direct and indirect equity interests in 1,403 storage facilities located in 37 states and operating under the "Public Storage" name. We also have direct and indirect equity interests in approximately 16.1 million net rentable square feet of commercial space located in 11 states.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of the Company and 33 controlled entities (the "Consolidated Entities"). Collectively, the Company and the Consolidated Entities own a total of 1,376 real estate facilities, consisting of 1,367 self-storage facilities, six containerized storage facilities and three commercial properties.

At December 31, 2002, we had equity investments in seven limited partnerships in which we do not have a controlling interest. These limited partnerships collectively own 36 self-storage facilities, which are managed by the Company. In addition, we own approximately 44% of the common equity of PS Business Parks, Inc. ("PSB"), which owns and operates 14.4 million net rentable square feet of commercial space as of December 31, 2002. We do not control these entities, accordingly, our investments in these limited partnerships and PSB are accounted for using the equity method.

Certain amounts previously reported have been reclassified to conform to the December 31, 2002 presentation, including Discontinued Operations (see Note 4).

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes

For all taxable years subsequent to 1980, the Company qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we are not taxed on that portion of our taxable income which is distributed to our shareholders provided that we meet certain tests. We believe we have met these tests during 2002, 2001 and 2000; accordingly, no provision for income taxes has been made in the accompanying financial statements.

Financial instruments

The methods and assumptions used to estimate the fair value of financial instruments is described below. We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Due to the short period to maturity of our cash and cash equivalents, accounts receivable, and other financial assets included in other assets, and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value. The carrying amount of notes receivable approximates fair value because the applicable interest rates approximates market rates for these loans. Notes receivable were all current at December 31, 2002. A comparison of the carrying amount of notes payable to their estimated fair value is included in Note 8, "Notes Payable."

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and notes receivable. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade rating. Notes receivable are secured by real estate facilities that we believe are valued (unaudited) in excess of the related note receivable. Accounts receivable from customers are a component of other assets, and are not a significant component of total assets.

Included in cash and cash equivalents at December 31, 2002 is $11,423,000 held by STOR-Re Mutual Insurance Company, Inc. ("STOR-Re"), a newly consolidated entity (see Note 3). Insurance and other regulations place significant restrictions on our ability to withdraw these funds for purposes other than insurance activities.

Real estate facilities

Real estate facilities are recorded at cost. Costs associated with the acquisition, development, construction, renovation, and improvement of properties are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized as building cost. Expenditures for repairs and maintenance are charged to expense when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 25 years.

Evaluation of asset impairment

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). We adopted both of these statements effective January 1, 2002.

With respect to goodwill, we evaluate impairment annually through a two-step process. In the first step, if the fair value of the reporting unit to which the goodwill applies is equal to or greater than the carrying amount of the assets of the reporting unit, including the goodwill, the goodwill is considered unimpaired and the second step is unnecessary. If, however, the carrying amount is less than the fair value of the reporting unit, the second step is performed. In this test, we compute the implied fair value of the goodwill based upon the allocations that would be made to the goodwill, other assets and liabilities of the reporting unit if a business combination transaction were consummated at the fair value of the reporting unit. An impairment loss is recorded to the extent that the implied fair value of the goodwill is less than the goodwill's carrying amount. No impairment of our goodwill was identified in our annual evaluation.

With respect to other long-lived assets, we evaluate such assets on a quarterly basis. We first evaluate these assets for indicators of impairment such as a) a significant decrease in the market price of a long-lived asset, b) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition, c) a significant adverse change in legal factors or the business climate that could affect the value of the long-lived asset, d) an accumulation of costs significantly in excess of the amount originally projected for the acquisition or construction of the long-lived asset, or e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of the long-lived asset. When any such indicators of impairment are noted, we compare the carrying value of these assets to the future estimated undiscounted cash flows attributable to these assets. If the asset's recoverable amount is less than the carrying value of the asset, then an impairment charge is booked for the excess of carrying value over the asset's fair value.

Any long-lived assets which we expect to sell or dispose of prior to their previously estimated useful life are stated at the lower of their estimated net realizable value or their carrying value (less cost to sell), and are evaluated throughout the sales process for impairment.

Impairments were identified with respect to our other long-lived assets with respect to Discontinued Operations as described further in Note 4. In addition, our evaluations identified impairments with respect to machinery and equipment that is no longer required for the continuing containerized storage operations, and accordingly an asset impairment charge of $750,000 was recorded for the year ended December 31, 2002. No other impairments were identified.

Accounting for Employee Stock Options

We utilize the Fair Value Method (described below) of accounting for our employee stock options issued after December 31, 2001, and utilize the APB 25 Method (described below) for employee stock options issued prior to January 1, 2002. Accordingly, a total of $163,000 in related compensation expense was recorded in the year ended December 31, 2002 and included in general and administrative expense. See Note 12 for a full discussion of our accounting with respect to employee stock options.

Other assets

Other assets primarily consist of furniture, fixtures, equipment, and other such assets associated with the containerized storage operations, system development and computer software costs, assets associated with the truck rental business, accounts receivable, and prepaid expenses. Accounts receivable due from tenants are net of allowances for estimated doubtful accounts.

Other assets includes assets utilized in our containerized storage business which totaled $20,275,000 and $30,699,000 at December 31, 2002 and 2001, respectively. The carrying amounts are net of accumulated depreciation and, in the case of the amount at December 31, 2002, net of asset impairment charges. As discussed in Note 4, during 2002 an impairment charge of $6,187,000 was recorded with respect to assets used in the containerized storage operations. In addition, included in cost of operations – containerized storage is an impairment charge of $750,000 with respect to assets used in the continuing containerized storage operations.

Included in depreciation and amortization expense for 2002, 2001 and 2000 is $5,545,000, $4,422,000, and $4,257,000 respectively, related to depreciation of other assets. Included in discontinued operations for 2002, 2001, and 2000, respectively, is depreciation expense of $1,322,000 and $1,515,000, and $544,000 respectively, related to depreciation of furniture, fixtures, and equipment of the discontinued operations of the containerized storage business.

Other assets at December 31, 2002 also includes investments totaling $13,801,000 in held to maturity debt securities owned by STOR-Re (see Note 3) stated at amortized cost, which approximates fair value.

Accrued and other liabilities

Accrued and other liabilities consist primarily of trade payables, real and personal property tax accruals, accrued interest, and losses and loss adjustment liabilities, as discussed below.

STOR-Re (see Note 3), provides limited property and liability insurance coverage to the Company and affiliates of the Company. This entity accrues liabilities for losses and loss adjustment expense, which at December 31, 2002 totaled $22,911,000. PS Insurance Company, Ltd. reinsures policies against claims for losses to goods stored by tenants in our self-storage facilities (see Note 3). This entity accrues liabilities for losses and loss adjustment expense, which at December 31, 2002 totaled $2,135,000.

These liabilities for losses and loss adjustment expenses include an amount determined from loss reports and individual cases and an amount, based on recommendations from an outside actuary using a frequency and severity method, for losses incurred but not reported. Determining the liability for unpaid losses and loss adjustment expense is based upon estimates and while we believe that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed.

The Company, Stor-RE, and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $30 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125,000,000 for property coverage and $101,000,000 for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e., earthquake and wind damage) determined in recent engineering and actuarial studies.

PS Insurance Company, Ltd. has outside third-party insurance coverage for losses from any individual event that exceeds a loss of $500,000, to a limit of $10,000,000. Losses below the third-party insurers' deductible amounts are accrued as cost of operations for the tenant reinsurance operations.

Intangible assets and goodwill

Intangible assets consist of property management contracts ($165,000,000) and the excess of the acquisition cost over the fair value of net tangible and identifiable intangible assets or "goodwill" ($94,719,000) acquired in business combinations.

Prior to January 1, 2002, we amortized goodwill using the straight-line method over 25 years. Goodwill on our balance sheet has an indeterminate life and, in accordance with the provisions of Statement of Financial Accounting Standards No. 142, amortization of goodwill ceased effective January 1, 2002. Our other intangibles continue to be amortized over 25 years. Had we continued to amortize goodwill in 2002, net income would have been $316,033,000, and basic and diluted earnings per share, respectively, would have been $1.18 and $1.17, respectively.

Goodwill is net of accumulated amortization of $16,515,000 at December 31, 2002 and 2001. At December 31, 2002, property management contracts are net of accumulated amortization of $47,107,000 ($40,503,000 at December 31, 2001). Included in depreciation and amortization expense for 2002 and 2001 is $6,604,000 with respect to the amortization of property management contracts. In addition, included in depreciation and amortization expense for 2001 is $2,705,000 relating to the amortization of goodwill.

Revenue and expense recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, is recognized as earned. Tenant reinsurance premiums are recognized as premiums are collected. Interest income is recognized as earned. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities. Cost of operations, general and administrative cost and interest are expensed as incurred. We accrue for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

Environmental costs

Our policy is to accrue environmental assessments and/or remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

Net income per common share

Cumulative Preferred Stock dividends totaling $148,926,000, $117,979,000 and $100,138,000 for the years ended December 31, 2002, 2001 and 2000, respectively, have been deducted from net income to arrive at net income allocable to our common shareholders.

Net income allocated to our common shareholders has been further allocated among our two classes of common stock; our regular common stock and our Equity Stock, Series A. The allocation among each class was based upon the two-class method. Under the two-class method, earnings per share for each class of common stock is determined according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, the Equity Stock, Series A for the years ended December 31, 2002, 2001 and 2000 were allocated approximately $21,501,000, $19,455,000 and $11,042,000, respectively, of net income. The remaining $148,311,000, $186,774,000, and $185,908,000, for the years ended December 31, 2002, 2001, and 2000, respectively, was allocated to the regular common shares.

Basic net income per share is computed using the weighted average common shares outstanding (prior to the dilutive impact of stock options outstanding). Diluted net income per common share is computed using the weighted average common shares outstanding (adjusted for the dilutive impact of stock options outstanding that totaled 1,566,000 in 2002, 1,267,000 in 2001 and 91,000 shares in 2000).

Commencing January 1, 2000, the 7,000,000 Class B common shares outstanding began to participate in distributions of the Company's earnings. Distributions per share of Class B common stock are equal to 97% of the per share distribution paid to the regular common shares. As a result of this participation in the distribution of our earnings, we have include 6,790,000 (7,000,000 x 97%) Class B common shares in the weighted average common equivalent shares for the years ended December 31, 2001 and 2000.

As of March 31, 2002, the remaining contingency for the conversion of the Class B common stock into regular common stock had been satisfied (see Note 10). As a result, beginning April 1, 2002, we began to include all 7,000,000 Class B common shares in the computation of the weighted average common equivalent shares. The Class B common stock converted into 7,000,000 shares of common stock on January 1, 2003.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the December 31, 2002 presentation, including Discontinued Operations (see Note 4).

3. Business combinations

Development Joint Venture

On January 16, 2002, we acquired the remaining 70% interest we did not own in a partnership (the "Development Joint Venture"). The Development Joint Venture was formed in April 1997 to develop self-storage facilities and was funded with equity capital consisting of 30% from the Company and 70% from an institutional investor. The Development Joint Venture developed and owns a total of 47 self-storage facilities. Prior to January 16, 2002, we accounted for our investment in the Development Joint Venture using the equity method of accounting. The aggregate cost of this business combination was $268,209,000, consisting of our pre-existing investment in the Development Joint Venture of $115,131,000 and cash of $153,078,000 paid to the institutional investor to acquire its interest.

STOR-Re Mutual Insurance Company, Inc. (STOR-Re)

As a result of obtaining a controlling ownership interest, effective July 1, 2002 we began consolidating STOR-Re. Accordingly, the assets and liabilities and operating results subsequent to July 1, 2002 of STOR-Re are included on our financial statements. Our investment in STOR-Re, which at June 30, 2002 was classified as an Other Asset in the amount of $8,541,000, was allocated to the cash, other assets, and liabilities of STOR-Re as described in the table below.

STOR-Re was formed in 1994 as an association captive insurance company owned by the Company and its affiliates. STOR-Re provides limited property and liability insurance to the Company and its affiliates. The Company also utilizes other insurance carriers to provide property and liability coverage in excess of STOR-Re's limitations.

Prior to July 1, 2002, the insurance premiums paid to STOR-Re were included in property operating expenses. After June 30, 2002, the insured liabilities costs incurred by STOR-Re with respect to the Company and the Consolidated Entities facilities are presented as property operating expenses. The insured liability costs incurred by STOR-Re are substantially equivalent to the premiums paid by the Company and its affiliates; accordingly, the consolidation of STOR-Re had no material impact upon the Company's income statement. The net operating results of STOR-Re with respect to its insurance services provided to the Unconsolidated Entities are included in "interest and other income."

Other Partnerships

As a result of obtaining a controlling ownership interest, we began to consolidate the accounts of two publicly-held limited partnerships owning 31 self-storage facilities in which we are the general partner, effective January 1, 2002. Our $45,105,000 investment at December 31, 2001 was allocated to the cash, other assets, liabilities, and minority interests of these entities as described in the table below. Prior to 2002, we accounted for our investment in these entities using the equity method of accounting.

During 2000, we acquired the remaining ownership interests in a partnership, of which we are the general partner, for an aggregate acquisition cost of $81,169,000, consisting of cash of $66,776,000 and the reduction of our pre-existing investment in the amount of $14,393,000. Prior to the acquisition, we accounted for our investment in the partnership using the equity method of accounting.

PS Insurance Company, Ltd.

On December 31, 2001, we acquired all of the capital stock of PS Insurance Company, Ltd. ("PS Insurance Company"), which reinsures policies against losses to goods stored by tenants in our self-storage facilities and which owned, and continues to own, 301,032 shares of the Company's common stock. Prior to December 31, 2001, PS Insurance Company was owned by our chairman and former chief executive officer, B. Wayne Hughes, and members of his family (collectively, "Hughes").

The acquisition cost was $24,538,000, which was composed of $30,814,000 in common stock (1,439,765 shares issued to Hughes less the 301,032 shares held by PS Insurance Company) valued at the market price of the common stock at the time the acquisition agreement was entered into and announced publicly) less $6,276,000 cash held by PS Insurance Company.

The purchase price was allocated first to the tangible assets and liabilities of PS Insurance Company. The difference between the purchase price and the net tangible assets was determined to be related to the value of the ongoing operations of the enterprise as a whole (and not to any specific intangible asset) and was therefore allocated to goodwill. The goodwill has an indeterminate life and therefore will not be amortized.

Each of the business combinations, indicated above, has been accounted for using the purchase method. Accordingly, allocations of the total acquisition cost to the net assets acquired were made based upon the fair value of such assets and liabilities assumed with respect to the transactions, with the remainder, if any, allocated to goodwill. Accordingly, allocations of the total acquisition cost to the net assets acquired were made based upon the fair value of such assets and liabilities assumed with respect to the transactions occurring in 2002, 2001, and 2000 are summarized as follows:

	Development Joint Venture	STOR - Re	Partnership Acquisitions	PS Insurance Acquisition	Total
			(Amounts in thousands)		
2002 business combinations:					
Real estate facilities	$ 269,898	$ -	$ 60,528	$ -	$ 330,426
Cash	-	12,647	751	-	13,398
Other assets	1,122	14,553	1,053	-	16,728
Accrued and other liabilities	(2,811)	(18,659)	(2,421)	-	(23,891)
Minority interest	-	-	(14,806)	-	(14,806)
	$ 268,209	$ 8,541	$ 45,105	$ -	$ 321,855
2001 business combinations:					
Goodwill	$ -	$ -	$ -	$ 26,993	$ 26,993
Other assets	-	-	-	4,538	4,538
Accrued and other liabilities	-	-	-	(6,993)	(6,993)
	$ -	$ -	$ -	$ 24,538	$ 24,538
2000 business combinations:					
Real estate facilities	$ -	$ -	$ 82,163	$ -	$ 82,163
Other assets	-	-	183	-	183
Accrued and other liabilities	-	-	(1,177)	-	(1,177)
	$ -	$ -	$ 81,169	$ -	$ 81,169

The historical operating results of the above acquisitions prior to each respective acquisition date have not been included in the Company's historical operating results. Pro forma data (unaudited) for each of the two years ended December 31, 2002 as though the business combinations above had been effective at the beginning of fiscal 2001 are as follows:

	For the Years Ended December 31,	
	2002	2001
	(in thousands except per share data)	
Revenues	$842,799	$852,255
Net income	$318,503	$328,793
Net income per common share (Basic)	$1.20	$1.55
Net income per common share (Diluted)	$1.19	$1.53

The pro forma data does not purport to be indicative either of results of operations that would have occurred had the transactions occurred at the beginning of fiscal 2001 or future results of operations of the Company. Certain pro forma adjustments were made to the combined historical amounts to reflect (i) expected reductions in general and administrative expense, (ii) estimated increased interest expense from bank borrowings to finance the cash portion of the acquisition cost and (iii) estimated increase in depreciation expense.

4. Discontinued Operations

SFAS No. 144 addresses accounting for discontinued operations. The Statement requires the segregation of all disposed components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction.

During 2002, we adopted a business plan that included the closure of several non-strategic containerized storage facilities (the "Closed Facilities"), representing components of our containerized storage business. The related assets of the Closed Facilities (consisting primarily of storage containers) were deemed not recoverable from future operations, and as a result an asset impairment charge for the excess of these assets' net book value over their fair value was recorded in 2002 totaling $6,187,000. In addition, lease termination costs, representing the expected remaining lease liability following closure of the facilities, were recorded in the amount of $2,447,000 for 2002.

In accordance with SFAS 144, the historical operations of the Closed Facilities (including the asset impairment and lease termination costs) are classified as discontinued operations, with the rental income, cost of operations, and depreciation expense with respect to these facilities for current and prior periods included in the line-item "Discontinued Operations" on the income statement.

During 2002, we sold one of our commercial facilities to a third party. The historical operations with respect to this facility for current and prior periods is included in Discontinued Operations.

The following table summarizes the historical operations of the Closed Facilities and the commercial property sold:

Discontinued Operations:	Year ended December 31,		
	2002	2001	2000
	(Amounts in thousands)		
Rental income (a):			
Containerized storage facilities	$ 14,343	$ 13,474	$ 5,823
Commercial properties	268	460	492
Total rental income	14,611	13,934	6,315
Cost of operations (a):			
Containerized storage facilities	15,274	13,088	6,696
Commercial properties	84	111	125
Depreciation and amortization (a):			
Containerized storage facilities	1,907	1,767	657
Commercial properties	107	116	115
Total expenses	17,372	15,082	7,593
Loss before charges	(2,761)	(1,148)	(1,278)
Discontinued operation charges (b)	(8,634)	-	-
Net discontinued operations (c)	$ (11,395)	$ (1,148)	$ (1,278)

(a) These amounts represent the historical operations of the Closed Facilities and the commercial property sold. Amounts with respect to these facilities for periods prior to 2002 were previously classified as rental income, cost of operations, and depreciation expense in the financial statements.

(b) Amount includes asset impairment charges totaling $6,187,000 and lease termination costs totaling $2,447,000.

(c) The net discontinued operations have resulted in reductions to our earnings per share of $0.09, $0.01 and $0.01 per diluted common share for each of the three years ended December 31, 2002, 2001 and 2000, respectively.

Other than accruals for future lease termination costs, there are no significant assets or liabilities of the discontinued operations.

5. Real estate facilities

Activity in real estate facilities during 2002, 2001 and 2000 is as follows:

	2002	2001	2000
		(Amounts in thousands)	
Operating facilities, at cost:			
Beginning balance	$ 4,431,054	$ 4,134,417	$ 3,822,433
Property acquisitions:			
Business combinations (Note 3)	330,426	-	82,163
Other acquisitions	30,117	3,503	67,107
Disposition of facilities	(4,619)	(9,603)	(20,516)
Newly developed facilities opened for operations	134,775	264,161	135,095
Acquisition of minority interest (Note 8)	39,780	3,098	15,112
Capital improvements	26,993	35,478	33,023
Ending balance	4,988,526	4,431,054	4,134,417
Accumulated depreciation:			
Beginning balance	(819,932)	(668,018)	(533,412)
Additions during the year (a)	(168,023)	(152,901)	(134,857)
Disposition of facilities	409	987	251
Ending balance	(987,546)	(819,932)	(668,018)
Construction in process:			
Beginning balance	121,181	217,140	125,812
Current development	101,110	171,865	226,423
Transfers to land held for development	-	(3,663)	-
Newly developed facilities opened for operations	(134,775)	(264,161)	(135,095)
Ending balance	87,516	121,181	217,140
Land held for development:			
Beginning balance	30,001	21,447	14,952
Acquisitions	-	12,425	6,495
Transfers from construction in process	-	3,663	-
Dispositions	(12,194)	(7,534)	-
Ending balance	17,807	30,001	21,447
Total real estate facilities	$ 4,106,303	$ 3,762,304	$ 3,704,986

(a) Included in additions for the years ended December 31, 2002, 2001, and 2000, respectively, is $538,000, $454,000, and $228,000 in real estate depreciation expense with respect to discontinued operations. See Note 4.

Operating Facilities

During 2002, we opened 14 newly developed traditional self-storage facilities with an aggregate cost of $92,109,000 and two newly developed facilities that combine traditional self-storage facilities and containerized storage facilities in the same location ("Combination Facilities") with an aggregate cost of $14,852,000. We also completed expansions to existing self-storage facilities with a total cost of $27,814,000. and acquired nine self-storage facilities, in separate transactions from third parties, for $30,117,000 cash.

During 2002, we sold four plots of land and one commercial facility for an aggregate of $15,702,000, consisting of $15,209,000 of cash and notes receivable in the amount of $493,000. An aggregate loss in the amount of $702,000 was recorded on the sale of these properties.

During 2001, we opened 12 newly developed self-storage facilities at a total cost of approximately $66,905,000 and 10 Combination Facilities at a total cost of approximately $106,004,000. In addition, we opened an industrial facility we had acquired and renovated for use in the containerized storage operations, at a total cost of approximately $9,993,000. We also completed expansions to existing self-storage facilities with a total cost of approximately $81,259,000 and acquired one self-storage facility from a third party for approximately $3,503,000 in cash.

During 2001, we disposed of two facilities and a parcel of land for a total of $20,241,000, composed of $19,936,000 cash and a note receivable of $305,000. An aggregate gain of $4,091,000 was recorded on these dispositions.

During 2000, we acquired a total of 13 facilities for an aggregate cost of $82,163,000 in connection with a business combination (Note 3). In addition, we acquired 7 storage facilities from third parties for an aggregate of $41,638,000 cash, and 5 storage facilities from entities in which we had an equity interest for at an aggregate cost of $19,539,000, composed of $15,370,000 cash, the issuance of Equity Stock, Series A ($1,025,000) and an existing investment ($3,144,000). In addition, we acquired one industrial facility for $5,930,000 cash.

During 2000, we opened 18 newly-developed traditional self-storage facilities at a total cost of $82,819,000, 5 combination facilities at a total cost of $33,321,000 and opened an industrial facility we had acquired and renovated for use in the containerized storage operations at a total cost of $6,518,000. In addition, we completed expansions of existing storage facilities at a total cost of $12,437,000.

During 2000, we disposed of eight storage facilities and two parcels of land for an aggregate of $20,561,000, consisting of cash ($10,444,000), the acquisition of minority interest ($6,427,000), and a note receivable ($3,690,000). An aggregate gain of $296,000 was recorded on these dispositions.

At December 31, 2002, the unaudited adjusted basis of real estate facilities for Federal income tax purposes was approximately $3.0 billion.

Construction in process and land held for development

Construction in process consists of land and development costs relating to the development of storage facilities. At December 31, 2002, construction in process consists primarily of 20 facilities being developed on newly acquired land and the expansion of 16 existing self-storage facilities. In addition, we have nine parcels of land held for development with total costs of approximately $17,807,000.

6. Investments in real estate entities

At December 31, 2002, our investments in real estate entities consist of ownership interests in seven partnerships, which principally own self-storage facilities, and our ownership interest in PSB. These interests are non-controlling interests of less than 50% and are accounted for using the equity method of accounting. Accordingly, earnings are recognized based upon our ownership interest in each of the partnerships. The accounting policies of these entities are similar to the Company's.

During 2002, 2001 and 2000, we recognized earnings from our investments of $29,888,000, $38,542,000 and $39,319,000, respectively, and received cash distributions totaling $19,496,000, $24,124,000 and $16,984,000, respectively. In addition, during 2002 and 2000, we recognized gains of $3,737,000 and $3,210,000, respectively, representing our share of PSB's gains on sale of real estate and real estate investments; these gains are presented in "Equity in earnings from real estate entities" in our consolidated income statement.

During 2002, 2001, and 2000, we invested a total of $223,000, $15,954,000, and $37,406,000 in the real estate entities.

The following table sets forth our investments in the Unconsolidated Entities at December 31, 2002 and 2001 and our equity in earnings of real estate investments for each of the three years ended December 31, 2002:

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the year ended December 31,		
	2002	2001	2002	2001	2000
PSB (a)	$ 273,790	$ 267,472	$ 23,406	$ 22,361	$ 23,950
Development Joint Venture (b)	-	114,908	223	4,227	2,694
Acquired Partnerships (b)	-	45,105	-	5,877	7,081
Other investments	55,889	51,815	6,259	6,077	5,594
Total	$ 329,679	$ 479,300	$ 29,888	$ 38,542	$ 39,319

(a) Included in equity in earnings for 2002 and 2000 is our pro rata share of PSB's gain on sale of real estate in the amount of $3,737,000 and $3,210,000, respectively.

(b) Represents amounts associated with investments no longer held as of December 31, 2002. As described in Note 3, in 2002 we began consolidating the results of the Development Joint Venture and two other partnerships (the Acquired Partnerships), and as a result eliminated our respective investment in each entity.

Investment in PS Business Parks, Inc.

On January 2, 1997, we reorganized our commercial property operations into an entity now known as PS Business Parks, Inc., a REIT traded on the American Stock Exchange, and an operating partnership controlled by PS Business Parks, Inc. (collectively, the REIT and the operating partnership are referred to as "PSB"). The Company and certain partnerships in which the Company has a controlling interest have a 44% common equity interest in PSB as of December 31, 2001. This 44% common equity interest is comprised of the ownership of 5,418,273 shares of common stock and 7,305,355 limited partnership units in the operating partnership; these limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon PSB's trading price at December 31, 2002 ($31.80), the shares and units had a market value of approximately $404.6 million as compared to a book value of $273.8 million.

At December 31, 2002, PSB owned and operated approximately 14.4 million net rentable square feet of commercial space. In addition, PSB manages 992,000 net rentable square feet of commercial space owned by the Company and the Consolidated Entities pursuant to property mangement agreements.

The following table sets forth the condensed statements of operations for each of the two years ended December 31, 2002, and the condensed balance sheets of PSB at December 31, 2002 and 2001. These amounts below represent 100% of PSB's balances and not our pro-rata share.

	For the Year Ended December 31,	
	2002	2001
	(Amount in thousands)	
For the year ended December 31,		
Total revenue	$ 201,265	$ 164,938
Gain on real estate investments	8,164	8
Cost of operations and other expenses	(63,467)	(49,302)
Depreciation and amortization	(57,658)	(39,680)
Discontinued operations	1,296	1,395
Minority interest	(32,170)	(27,489)
Net income	$ 57,430	$ 49,870
At December 31,		
Total assets (primarily real estate)	$ 1,156,802	$ 1,169,955
Total debt	70,279	165,145
Other liabilities	36,902	45,188
Preferred equity and preferred minority interests	388,563	318,750
Common equity	661,058	640,872

Other Investments

The Other Investments consist primarily of an average 40% common equity ownership, which we owned throughout the three-year period ending December 31, 2002, in eight limited partnerships (collectively, the "Other Investments") owning an aggregate of 36 storage facilities. During 2002 and 2001, we acquired additional equity interests in these entities for a total of $223,000 and $299,000, respectively.

The following table sets forth certain condensed financial information (representing 100% of these entities' balances and not our pro-rata share) with respect to Other Investments:

	2002	2001
	(Amount in thousands)	
For the year ended December 31,		
Total revenue	$ 25,884	$ 26,673
Cost of operations and other expenses	(8,605)	(9,266)
Depreciation and amortization	(2,535)	(2,560)
Net income	$ 14,744	$ 14,847
At December 31,		
Total assets (primarily storage facilities)	$ 56,731	$ 58,222
Total debt	5,450	11,357
Other liabilities	1,121	976
Partners' equity	50,160	45,889

7. Revolving line of credit

We have a $200 million revolving line of credit (the "Credit Agreement") that has a maturity date of October 31, 2004 and bears an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.45% to LIBOR plus 1.50% depending on our credit ratings (currently 0.45%). In addition, we are required to pay a quarterly commitment fee ranging from 0.20% per annum to 0.30% per annum depending on our credit ratings (currently the fee is 0.20% per annum). At December 31, 2002, we had no borrowings on our line of credit.

The Credit Agreement includes various covenants, the more significant of which requires us to (i) maintain a balance sheet leverage ratio of less than 0.50 to 1.00, (ii) maintain certain quarterly interest and fixed-charge coverage ratios (as defined) of not less than 2.50 to 1.0 and 1.75 to 1.0, respectively, and (iii) maintain a minimum total shareholders' equity (as defined). In addition, we are limited in our ability to incur additional borrowings (we are required to maintain unencumbered assets with an aggregate book value equal to or greater than two times our unsecured recourse debt). We were in compliance with all the covenants of the Credit Agreement at December 31, 2002.

8. Notes payable

Notes payable at December 31, 2002 and 2001 consist of the following:

	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
	(Amounts in thousands)			
Unsecured senior notes:				
7.08% note due November 2003	$ 10,000	$ 10,000	$ 19,750	$ 19,750
7.47% note due January 2004	29,300	29,300	44,000	44,000
7.66% note due January 2007	56,000	56,000	56,000	56,000
Mortgage notes payable:				
10.55% mortgage notes secured by real estate facilities, principal and interest payable monthly, due August 2004	18,167	19,409	21,142	22,499
7.134% to 10.5% mortgage notes secured by real estate facilities, principal and interest payable monthly, due at varying dates between May 2004 and September 2028	2,400	2,400	2,660	2,660
Total notes payable	$115,867	$117,109	$143,552	$144,909

All of our notes payable are fixed rate. The senior notes require interest and principal payments to be paid semi-annually and have various restrictive covenants, all of which have been met at December 31, 2002.

The 10.55% mortgage notes consist of five notes, which are cross-collateralized by 19 properties and are due to a life insurance company. Although there is a negative spread between the carrying value and the estimated fair value of the notes, the notes provide for the prepayment of principal subject to the payment of penalties, which exceed this negative spread. Accordingly, prepayment of the notes at this time would not be economically practicable (unaudited).

Mortgage notes payable are secured by 24 real estate facilities having an aggregate net book value of approximately $56.4 million at December 31, 2002.

At December 31, 2002, approximate principal maturities of notes payable are as follows:

	Unsecured Senior Notes	Mortgage debt	Total
		(in thousands)	
2003	$ 35,900	$ 3,884	$ 39,784
2004	25,800	15,063	40,863
2005	11,200	156	11,356
2006	11,200	170	11,370
2007	11,200	185	11,385
Thereafter	-	1,109	1,109
	$ 95,300	$ 20,567	$ 115,867
Weighted average rate	7.5%	10.2%	7.9%

Interest paid (including interest related to the borrowings under the Credit Agreement) during 2002, 2001 and 2000 was $10,322,000, $12,219,000 and $13,071,000, respectively. In addition, in 2002, 2001 and 2000, capitalized interest totaled $6,513,000, $8,992,000 and $9,778,000, respectively, related to construction of real estate facilities.

9. Minority interest

In consolidation, we classify ownership interests in the net assets of each of the Consolidated Entities, other than our own, as minority interest on the consolidated financial statements. Minority interest in income consists of the minority interests' share of the operating results of the Company relating to the consolidated operations of the Consolidated Entities.

Preferred partnership interests:

During 2000, one of our consolidated operating partnerships issued in aggregate $365.0 million of preferred partnership units: March 17, 2000, - $240.0 million of 9.5% Series N Cumulative Redeemable Perpetual Preferred Units, March 29, 2000 - $75.0 million of 9.125% Series O Cumulative Redeemable Perpetual Preferred Units, and August 11, 2000 - $50.0 million of 8.75% Series P Cumulative Redeemable Perpetual Preferred Units.

We incurred approximately $3,750,000 in costs in connection with the issuances; these costs were recorded as a reduction to Paid in Capital during 2000. The issuance of these units in 2000 had the effect of increasing minority interest by $365.0 million. For the years ended December 31, 2002 and 2001, the holders of these preferred units were paid in aggregate approximately $26,906,000 and $31,737,000, respectively, in distributions and received an equivalent allocation of minority interest in earnings.

During 2001, we repurchased all of the 8.75% Series P Cumulative Redeemable Perpetual Preferred Units amount and $30 million of the 9.125% Series O Cumulative Redeemable Perpetual Preferred Units. The units were repurchased at an amount equal to the original issuance price.

The following table summarizes the preferred partnership units outstanding:

Series	Distribution Rate	At December 31, 2002 and 2001	
		Units Outstanding	Carrying Amount
		(Dollar amounts and Units in thousands)	
Series N	9.500%	9,600	$240,000
Series O	9.125%	1,800	45,000
Total		11,400	$285,000

These preferred units are not redeemable during the first 5 years, thereafter, at our option, we can call the units for redemption at the issuance amount plus any unpaid distributions. The units are not redeemable by the holder. Subject to certain conditions, the Series N preferred units are convertible into shares of 9.5% Series N Cumulative Preferred Stock, and the Series O preferred units are convertible into shares of 9.125% Series O Cumulative Preferred Stock of the Company.

Other partnership interests:

Minority interest at December 31, 2002 and 2001, and minority interest in income for the three years ended December 31, 2002 with respect to the other partnership interests are comprised of the following:

Description of Minority Interest	Minority interest at		Minority interest in income for the year ended		
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001	December 31, 2000
	(Amounts in thousands)				
Consolidated Development Joint Venture	$ 75,432	$ 82,879	$ 2,399	$ 1,074	$ 325
Convertible Partnership Units	6,274	6,418	283	359	577
Newly consolidated partnerships	18,215	-	3,357	-	-
Other consolidated partnerships	54,578	80,304	11,142	12,845	12,595
Total other partnership interests	$ 154,499	$ 169,601	$ 17,181	$ 14,278	$ 13,497

Consolidated Development Joint Venture

In November 1999, we formed a development joint venture (the "Consolidated Development Joint Venture") with a joint venture partner (PSAC Storage Investors, LLC) whose partners include a third party institutional investor and Mr. Hughes, to develop approximately $100 million of storage facilities and to purchase $100 million of the Company's Equity Stock, Series AAA (see Note 10). At December 31, 2002, the Consolidated Development Joint Venture was fully committed, having completed construction on 22 storage facilities with a total cost of approximately $108.5 million.

The Consolidated Development Joint Venture is funded solely with equity capital consisting of 51% from the Company and 49% from PSAC Storage Investors. The accounts of the Consolidated Development Joint Venture are included in the Company's consolidated financial statements. The accounts of PSAC Storage Investors are not included in the Company's consolidated financial statements, as the Company has no ownership interest in this entity. Minority interests primarily represent the total contributions received from PSAC Storage Investors combined with the accumulated net income allocated to PSAC Storage Investors, net of cumulative distributions. The amounts included in our financial statements with respect to the minority interest in the Consolidated Development Joint Venture are denoted in the tables above.

The term of the Consolidated Development Joint Venture is 15 years; however, during the sixth year PSAC Storage Investors has the right to cause an early termination of the partnership. If PSAC Storage Investors exercises this right, we then have the option, but not the obligation, to acquire their interest for an amount that will allow them to receive an annual return of 10.75%. If the Company does not exercise its option to acquire PSAC Storage Investors' interest, the partnership's assets will be sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors in accordance with the partnership agreement. If PSAC Storage Investors does not exercise its right to early termination during the sixth year, the partnership will be liquidated 15 years after its formation with the assets sold to third parties and the proceeds distributed to the Company and PSAC Storage Investors in accordance with the partnership agreement.

PSAC Storage Investors, LLC provides Mr. Hughes with a fixed yield of approximately 8.0% per annum on his preferred non-voting interest (representing an investment of approximately $64.1 million at December 31, 2002 and 2001). In addition, Mr. Hughes receives 1% of the remaining cash flow of PSAC Storage Investors, LLC (estimated to be less than $50,000 per year). If PSAC Storage Investors, LLC does not elect to cause an early termination, Mr. Hughes' 1% interest in residual cash flow can increase to 10%.

In consolidation, the Equity Stock, Series AAA owned by the joint venture and the related dividend income has been eliminated. Minority interests primarily represent the total contributions received from PSAC Storage Investors combined with the accumulated net income allocated to PSAC Storage Investors, net of cumulative distributions.

Convertible Partnership Units

As of December 31, 2002, one of our Consolidated Entities had approximately 237,935 operating partnership units ("Convertible Units") outstanding, representing a limited partnership interest in the partnership. The Convertible Units are convertible on a one-for-one basis (subject to certain limitations) into common shares of the Company at the option of the unitholder. Minority interest in income with respect to Convertible Units reflects the Convertible Units' share of the net income of the Company, with net income allocated to minority interests with respect to weighted average outstanding Convertible Units on a per unit basis equal to diluted earnings per common share. During the years ended December 31, 2002 and 2001, no units were converted. During the year ended December 31, 2000, 277,104 Convertible Units were redeemed in connection with the sale of real estate facilities (reducing minority interest by $6,427,000) and 255,853 Convertible Units were converted into shares of the Company's common stock (reducing minority interest by $6,829,000).

Newly consolidated partnerships

As described in Note 3, effective January 1, 2002, we began consolidating the results of two partnerships owning 31 properties, and as a result, minority interest increased by $14,806,000 in 2002.

Other consolidated partnerships

At December 31, 2002, the Other Consolidated Partnerships reflect common equity interests that the Company does not own in 23 entities owning an aggregate of 141 real estate facilities.

During fiscal 2002, we acquired minority interests in the Consolidated Entities for an aggregate cash cost of $27,544,000 and issued an aggregate of 1,091,608 shares ($37,904,000) of our common stock; these acquisitions had the effect of reducing minority interest by $25,668,000, with the excess of cost over underlying book value ($39,780,000) allocated to real estate.

In addition, during 2002, we recorded the pending sale of a partnership interest in the Consolidated Entities for an aggregate of $1,450,000. We recorded a loss on sale of the interest in the amount of $1,839,000. As a result of this pending sale, minority interest increased by $3,289,000. This sale is subject to litigation; see Note 16.

During 2001, we acquired minority interests in the Consolidated Entities for an aggregate cash cost of $11,841,000; these acquisitions had the effect of reducing minority interest by $8,743,000, with the excess of cost over underlying book value ($3,098,000) to real estate.

10. Shareholders' equity

Cumulative Preferred Stock

At December 31, 2002 and 2001, we had the following series of Cumulative Preferred Stock outstanding:

		At December 31, 2002		At December 31, 2001	
Series	Dividend Rate	Shares Outstanding	Carrying Amount	Shares Outstanding	Carrying Amount
		(Dollar amount in thousands)		(Dollar amount in thousands)	
Series A	10.000%	-	$ -	1,825,000	$ 45,625
Series B	9.200%	2,300,000	57,500	2,386,000	59,650
Series C	Adjustable	1,200,000	30,000	1,200,000	30,000
Series D	9.500%	1,200,000	30,000	1,200,000	30,000
Series E	10.000%	2,195,000	54,875	2,195,000	54,875
Series F	9.750%	2,300,000	57,500	2,300,000	57,500
Series J	8.000%	-	-	6,000	150,000
Series K	8.250%	4,600	115,000	4,600	115,000
Series L	8.250%	4,600	115,000	4,600	115,000
Series M	8.750%	2,250	56,250	2,250	56,250
Series Q	8.600%	6,900	172,500	6,900	172,500
Series R	8.000%	20,400	510,000	20,400	510,000
Series S	7.875%	5,750	143,750	5,750	143,750
Series T	7.625%	6,086	152,150	-	-
Series U	7.625%	6,000	150,000	-	-
Series V	7.500%	6,900	172,500	-	-
Total Cumulative Preferred Stock		9,258,486	$ 1,817,025	11,156,500	$ 1,540,150

During 2002, we issued our Series T, Series U and Series V Cumulative Preferred Stock: Series T – issued on January 18, 2002, net proceeds of $145,075,000, Series U – issued on February 19, 2002, net proceeds of $145,075,000 and Series V – issued September 30, 2002, net proceeds of $166,866,000.

During 2002, we redeemed our Series A and Series J Cumulative Preferred Stock, at par, at a total cost of $45,643,000 and $150,018,000 (including related redemption expenses), respectively.

On August 30, 2002, in a privately negotiated transaction, we exchanged an aggregate of 86,000 shares (par value of $2,150,000) of our Preferred Stock, Series B for 86 shares (representing 86,000 depositary shares with a par value of $2,150,000) of our Preferred Stock, Series T.

In addition, on March 31, 2003 (unaudited), we will redeem all outstanding shares of our 9.20% Cumulative Preferred Stock, Series B at a redemption price of $25 per share for a total of $57,500,000 plus accrued dividends.

During 2001, we issued our Series Q, Series R and Series S Preferred Stock: Series Q – issued on January 19, 2001, net proceeds of $166,966,000, Series R – issued on September 28, 2001, net proceeds of $493,085,000 and Series S – issued October 31, 2001, net proceeds of $139,022,000.

The Series A through Series V (collectively the "Cumulative Senior Preferred Stock") have general preference rights with respect to liquidation and quarterly distributions. Holders of the preferred stock, except under certain conditions and as noted below, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends or failure to maintain a Debt Ratio (as defined) of 50% or less, holders of all outstanding series of preferred stock (voting as a single class without regard to series) will have the right to elect two additional members to serve on the Company's Board of Directors until events of default have been cured. At December 31, 2002, there were no dividends in arrears and the Debt Ratio was 2.0%.

Except under certain conditions relating to the Company's qualification as a REIT, the Senior Preferred Stock is not redeemable prior to the following dates: Series B – March 31, 2003, Series C – June 30, 1999, Series D – September 30, 2004, Series E – January 31, 2005, Series F – April 30, 2005, Series K – January 19, 2004, Series L – March 10, 2004, Series M – August 17, 2004, Series Q – January 19, 2006, Series R – September 28, 2006 , Series S – October 31, 2006, Series T – January 18, 2007, Series U – February 19, 2007 and Series V – September 30, 2007. On or after the respective dates, each of the series of Cumulative Senior Preferred Stock will be redeemable, at the option of the Company, in whole or in part, at $25 per share (or depositary share in the case of the Series K through Series V), plus accrued and unpaid dividends.

Common Stock

During 2002, 2001 and 2000, we issued and repurchased shares of our common stock as follows:

	2002		2001		2000	
			(Dollar amount in thousands)			
	Shares	Amount	Shares	Amount	Shares	Amount
Exercise of stock options	948,932	$ 23,333	704,901	$ 15,857	242,598	$ 4,608
Acquisition of minority interests	1,091,608	37,904	-	-	-	-
Business Combinations (Note 3)	-	-	1,138,733	30,814	-	-
Conversion of Convertible Units	-	-	-	-	255,853	6,829
Repurchases of common stock (a)	(11,000)	(381)	(10,585,593)	(276,861)	(3,491,600)	(77,799)
	2,029,540	$ 60,856	(8,741,959)	$ (230,190)	(2,993,149)	$ (66,362)

(a) Includes 10,000 shares purchased in January 2001 from a corporation wholly-owned by a director of the Company for an aggregate of $251,875 cash. Includes 2,619,893 shares purchased in March 2001 from a limited liability company of which a director of the Company is a controlling member for an aggregate of $68,064,820 in cash. In each transaction, the purchase price approximated market value as of the date of each transaction.

As previously announced, the Board of Directors authorized the repurchase from time to time of up to 10,000,000 shares of the Company's common stock on the open market or in privately negotiated transactions. On March 4, 2000, the Board of Directors increased the authorized number of shares that the Company could repurchase to 15,000,000. On March 15, 2001, the Board of Directors increased the authorized number of shares the Company could repurchase to 20,000,000. During 2001, the Board of Directors increased the authorized number of shares the Company could repurchase to 25,000,000. Cumulatively through December 31, 2002, we repurchased a total of 21,497,020 shares of common stock at an aggregate cost of approximately $535,862,000.

During 2001, we entered into an arrangement with a financial institution whereby we sold to the institution the right to require us to purchase from the institution (or, at our option, pay in cash or common stock the differential between the market price and $26.26 per share) up to 1,000,000 shares of our common stock at a price of $26.26 on certain dates in September 2001 and October 2001. In exchange for this right, the financial institution paid us $910,000, the amount of which was reflected as an increase to our paid-in capital. The right expired without being exercised.

At December 31, 2002, we had 10,291,914 shares of common stock reserved in connection with the Company's stock option plans (Note 12), 7,000,000 shares of common stock reserved for the conversion of the Class B Common Stock and 237,935 shares reserved for the conversion of Convertible Units.

Class B Common Stock

The Class B Common Stock participates in distributions at the rate of 97% of the per share distributions on the Common Stock, provided that cumulative distributions of at least $0.22 per quarter per share have been paid on the Common Stock. The Class B Common Stock will not participate in liquidating distributions, not be entitled to vote (except as expressly required by California law) and automatically converts into Common Stock, on a share for share basis, upon the later to occur of FFO, as defined, per common share aggregating $3.00 during any period of four consecutive calendar quarters or January 1, 2003. The financial condition of attaining FFO per common share was met on March 31, 2002, accordingly, on January 1, 2003, the Class B Common Stock converted into Common Stock on a share for share basis.

Equity Stock

The Company is authorized to issue up to 200,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and gives the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

Equity Stock, Series A

As of December 31, 2002, there were 8,776,102 depositary shares, each representing 1/1,000 of a share, of Equity Stock, Series A outstanding. The following table summarizes the activity:

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

	2002		2001		2000	
	Depositary Shares	Issuance Amount	Depositary Shares	Issuance Amount	Depositary Shares	Issuance Amount
			(Dollar amounts in thousands)			
Amount at beginning of year	8,776,102	$ 188,174	5,635,602	$ 113,354	-	$ -
Public offerings	-	-	2,210,500	51,836	3,382,500	68,318
Direct placements	-	-	930,000	22,984	-	-
Special dividend	-	-	-	-	2,200,555	44,011
Issued to related party in connection with the acquisition of real estate facilities	-	-	-	-	52,547	1,025
Amount at end of year	8,776,102	$ 188,174	8,776,102	$ 188,174	5,635,602	$ 113,354

The issuance amounts have been recorded as part of paid-in capital on the consolidated balance sheet.

The Equity Stock, Series A ranks on a parity with our common stock and junior to the Cumulative Preferred Stock with respect to general preference rights and has a liquidation amount which cannot exceed $24.50 per share. Distributions with respect to each depositary share shall be the lesser of: a) five times the per share dividend on the common stock or b) $2.45 per annum. Except in order to preserve the Company's federal income tax status as a REIT, we may not redeem the depositary shares before March 31, 2010. On or after March 31, 2010, we may, at our option, redeem the depositary shares at $24.50 per depositary share. If the Company fails to preserve its federal income tax status as a REIT, each depositary share will be convertible into 0.956 shares of our common stock. The depositary shares are otherwise not convertible into common stock. Holders of depositary shares vote as a single class with our holders of common stock on shareholder matters, but the depositary shares have the equivalent of one-tenth of a vote per depositary share. We have no obligation to pay distributions if no distributions are paid to common shareholders.

Equity Stock, Series AA

In June 1997, we contributed $22,500,000 (225,000 shares) of equity stock, now designated as Equity Stock, Series AA (Equity Stock AA") to a partnership in which we are the general partner. The Company has a controlling interest in the partnership and therefore consolidates the accounts of the partnership. As a result, the Equity Stock AA is eliminated in consolidation. The Equity Stock AA ranks on a parity with our common stock and junior to the Cumulative Preferred Stock with respect to general preference rights and has a liquidation amount of ten times the amount paid to each common share up to a maximum of $100 per share. Quarterly distributions per share on the Equity Stock AA are equal to the lesser of (i) 10 times the amount paid per share of Common Stock or (ii) $2.20. We have no obligation to pay distributions on these shares if no distributions are paid to common shareholders.

If the Company determines that it is necessary to maintain its status as a Real Estate Investment Trust, subject to certain limitations it may cause the redemption of shares of Equity Stock, Series AA at a price of $100 per share. The shares are not otherwise redeemable or convertible into shares of any other class or series of the Company's capital stock. Other than as required by law, the Equity Stock, Series AA has no voting rights.

Equity Stock, Series AAA

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Stock, Series AAA ("Equity Stock AAA") to a newly formed joint venture. We control the joint venture and consolidate the accounts of the joint venture, and accordingly the Equity Stock AAA is eliminated in consolidation. The Equity Stock AAA ranks on a parity with our common stock and junior to the Cumulative Preferred Stock (as defined below) with respect to general preference rights, and has a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions on these shares if no distributions are paid to common stockholders.

Upon liquidation of the Consolidated Development Joint Venture, at the Company's option either a) each share of Equity Stock, Series AAA shall convert into 1.2 shares of our common stock or b) the Company can redeem the Equity Stock, Series AAA at a per share amount equal to 120% of the market price of our common stock. In addition, if the Company determines that it is necessary to maintain its status as a Real Estate Investment Trust, subject to certain limitations it may cause the redemption of shares of Equity Stock, Series AAA at a per share amount equal to 120% of the market price of our common stock. The shares are not otherwise redeemable or convertible into shares of any other class or series of the Company's capital stock. Other than as required by law, the Equity Stock, Series AAA has no voting rights.

Dividends

On August 9, 2001, the Board of Directors increased the quarterly distribution paid on the Company's common stock from $0.22 to $0.45, an increase of $0.23 or 104.5% over the previous quarterly distribution. Also on this date, the Board of Directors declared a special distribution to the common shareholders of $0.35 per common share in cash, which was paid on September 30, 2001.

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. Distributions declared in 2002, by the Board of Directors on our common stock, Equity Stock, Series A, and all the various preferred stock series were characterized 100% as ordinary income.

The following summarizes dividends during 2002, 2001 and 2000:

	2002		2001		2000	
	Per share	Total	Per share	Total	Per share	Total
	(in thousands, except per share data)					
Cumulative Preferred Stock						
Series A	$1.875	$3,422	$2.500	$4,563	$2.500	$4,563
Series B	$2.343	5,389	$2.300	5,488	$2.300	5,488
Series C	$1.688	2,024	$1.688	2,024	$1.711	2,052
Series D	$2.375	2,850	$2.375	2,850	$2.375	2,850
Series E	$2.500	5,488	$2.500	5,488	$2.500	5,488
Series F	$2.437	5,606	$2.437	5,606	$2.437	5,606
Series G	-	-	$1.664	11,482	$2.219	15,309
Series H	-	-	$1.608	10,853	$2.112	14,259
Series I	-	-	$1.869	7,475	$2.156	8,625
Series J	$1.533	9,200	$2.000	12,000	$2.000	12,000
Series K	$2.063	9,488	$2.063	9,488	$2.063	9,488
Series L	$2.063	9,488	$2.063	9,488	$2.063	9,488
Series M	$2.188	4,922	$2.188	4,922	$2.188	4,922
Series Q	$2.150	14,835	$2.048	14,134	-	-
Series R	$2.000	40,800	$0.500	10,200	-	-
Series S	$1.969	11,320	$0.334	1,918	-	-
Series T	$1.809	11,011	-	-	-	-
Series U	$1.641	9,849	-	-	-	-
Series V	$0.469	3,234	-	-	-	-
		148,926		117,979		100,138
Common Stock						
Common Stock	$1.800	209,077	$1.690	193,121	$1.480	184,084
Equity Stock, Series A	$2.450	21,501	$2.450	19,455	$2.363	11,042
Class B Common Stock	$1.746	12,222	$1.639	11,475	$1.436	10,049
		$391,726		$342,030		$305,313

The dividend rate on the Series C Preferred Stock is adjusted quarterly and is equal to the highest of one of three U.S. Treasury indices (Treasury Bill Rate, Ten Year Constant Maturity Rate, and Thirty Year Constant Maturity Rate) multiplied by 110%. However, the dividend rate for any dividend period will not be less than 6.75% per annum nor greater than 10.75% per annum. The dividend rate with respect to the first quarter of 2003 will be equal to 6.75% per annum.

11. Related Party Transactions

On December 31, 2001, the Company purchased all of the capital stock of PS Insurance Company from B. Wayne Hughes, who is Chairman, and at the time was chief executive officer of the Company, and members of his family. This acquisition is discussed more fully in Note 3.

In November 1999, we formed the Consolidated Development Joint Venture with a joint venture partner whose partners include an institutional investor and Mr. Hughes. This transaction is discussed more fully in Note 8.

Ronald L. Havner, Jr. is our vice-chairman and chief executive officer, and he is chairman and chief executive officer of PSB. Mr. Havner's compensation is allocated between the Company and PSB.

On December 31, 2001, the Company acquired equity interests in the Consolidated Entities from Mr. Hughes for a cash price of $786,770, a price representing the Hughes family's original cost in these equity interests. This amount is included in the acquisition of minority interests described as the "Other consolidated partnerships" in Note 9.

In January 2001, the Company repurchased 10,000 shares of common stock from a corporation wholly-owned by a director of the Company for an aggregate of $251,875 cash. In March 2001, the Company repurchased 2,619,893 shares of common stock from a limited liability company of which a director of the Company is a controlling member for an aggregate of $68,064,820 cash. In each transaction, the purchase price approximated market value as of the date of each transaction.

In December 2001, the Company loaned $35,000,000 to PSB. This loan bore interest at the rate of 3.25% per year. This loan, which was repaid in full on January 28, 2002, was included in Notes Receivable at December 31, 2001.

In June 2002, we sold an undeveloped parcel of land at cost to PSB for an aggregate of $1,100,000 cash.

PSB manages certain of the commercial facilities owned by the Company pursuant to management agreements for a management fee equal to 5% of revenues. The Company paid a total of $578,000, $642,000, and $589,000, respectively, in 2002, 2001 and 2000 in management fees with respect to PSB's property management services.

12. Stock options

The Company has a 1990 Stock Option Plan (the "1990 Plan") which provides for the grant of non-qualified stock options. The Company has a 1994 Stock Option Plan (the "1994 Plan"), a 1996 Stock Option and Incentive Plan (the "1996 Plan") and a 2000 Non-Executive/Non-Director Stock Option and Incentive Plan (the "2000 Plan"), each of which provides for the grant of non-qualified options and incentive stock options. (The 1990 Plan, the 1994 Plan, the 1996 Plan and the 2000 Plan are collectively referred to as the "PSI Plans"). Under the PSI Plans, the Company has granted non-qualified options to certain directors, officers and key employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock at the date of grant. Generally, options under the Plans vest over a three-year period from the date of grant at the rate of one-third per year and expire (i) under the 1990 Plan, five years after the date they became exercisable and (ii) under the 1994 Plan, the 1996 Plan and the 2000 Plan, ten years after the date of grant. The 1996 Plan and the 2000 Plan also provide for the grant of restricted stock to officers, key employees and service providers on terms determined by an authorized committee of the Board of Directors; no shares of restricted stock have been granted. In connection with the Storage Trust merger in March 1999, we assumed the outstanding non-qualified options under the Storage Trust Realty 1994 Share Incentive Plan (the "Storage Trust Plan"), which were converted into non-qualified options to purchase our common stock (the PSI Plans and the Storage Trust Plan are collectively referred to as the "Plans.")

Information with respect to the Plans during 2002, 2001 and 2000 is as follows:

	2002		2001		2000	
	Number of Options	Average Price per Share	Number of Options	Average Price per Share	Number of Options	Average Price per Share
Options outstanding January 1	6,677,334	$24.81	6,412,576	$23.65	3,024,274	$24.08
Granted	792,000	33.20	1,776,500	27.93	3,762,500	23.06
Exercised	(948,932)	24.59	(704,901)	22.50	(242,598)	18.99
Canceled	(581,178)	26.61	(806,841)	24.51	(131,600)	26.01
Options outstanding December 31	5,939,224	$25.79	6,677,334	$24.81	6,412,576	$23.65
Option price range at December 31 (a)		$14.88 to $37.40		$14.88 to $34.68		$14.13 to $33.56
Options exercisable at December 31	3,666,641	$24.46	2,618,889	$24.14	1,680,083	$23.83
Options available for grant at December 31	4,352,690		4,563,512		33,171	

(a) Approximately 5,059,000, 6,532,334 and 6,362,575 of options outstanding at December 31, 2002, 2001 and 2000, had exercise prices less than $30.

Accounting for stock options

Accounting principles generally accepted in the United States permit, but do not require, companies to recognize compensation expense for stock-based awards based on their fair value at date of grant, which is then amortized as compensation expense over the vesting period (the "Fair Value Method"). Companies can also elect to disclose, but not recognize as an expense, stock option expense when stock options are granted to employees at an exercise price equal to the market price at the date of grant (the "APB 25 Method").

Companies can change their accounting method from the APB 25 Method to the Fair Value Method, and in doing so can elect between three different methods of transition. The first is the prospective method, whereby the Company applies the recognition provisions of the Fair Value Method to all stock options granted after the beginning of the fiscal year in which the company adopts the Fair Value Method. The second is the retroactive restatement method, whereby the company restates all periods presented to reflect compensation cost utilizing the fair value method for all periods. The third is the modified prospective method, where the company applies the Fair Value Method from the beginning of the current fiscal year with respect to all options which vest during the year regardless of when they were granted

For periods prior to December 31, 2001, we utilized the APB 25 Method of accounting for employee stock options. As of January 1, 2002, we adopted the Fair Value Method, and have elected to use the prospective method of transition described above. Accordingly, we recognize compensation expense in our income statement using the Fair Value Method only with respect to stock options issued after January 1, 2002.

The following table sets forth financial disclosures with respect to the accounting for stock options:

	For the years ended December 31,		
Selected information with respect to employee stock options	2002	2001	2000
Average estimated value per option granted, utilizing the Black-Scholes method	$1.86	$1.48	$2.30
Assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years	5	5	5
Risk-free interest rate	3.2%	4.1%	6.2%
Expected volatility	0.170	0.155	0.191
Expected dividend yield	7%	7%	7%
Net income information with respect to each year			
Net income, as reported	$318,738	$324,208	$297,088
Add back: stock-based employee compensation expense included in net income	163		
Less: stock-based employee compensation cost that would have been included if the fair value method were applied for all awards	(3,595)	(4,176)	(1,671)
Net income, assuming consistent application of the fair value method	$315,306	$320,032	$295,417
Earnings per share, as reported:			
Basic	$1.21	$1.53	$1.41
Diluted	$1.19	$1.51	$1.41
Earnings per share, assuming consistent application of the fair value method			
Basic	$1.18	$1.49	$1.40
Diluted	$1.17	$1.48	$1.40

13. Disclosures regarding segment reporting

Description of each reportable segment

Our reportable segments reflect significant operating activities that are evaluated separately by management. We have four reportable segments: self-storage operations, containerized storage operations, commercial property operations, and tenant reinsurance operations.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

The self-storage segment comprises the direct ownership, development, and operation of traditional storage facilities, and the ownership of equity interests in entities that own storage properties. The containerized storage operations represent another segment. The commercial property segment reflects our interest in the ownership, operation, and management of commercial properties. The vast majority of the commercial property operations are conducted through PSB, and to a much lesser extent the Company and certain of its unconsolidated subsidiaries own commercial space, managed by PSB, within facilities that combines storage and commercial space for rent. The tenant reinsurance segment reflects the operations of PS Insurance Company, which reinsures policies against losses to goods stored by tenants in our self-storage facilities

Measurement of segment profit or loss

We evaluate performance and allocate resources based upon the net segment income of each segment. Net segment income represents net income in conformity with accounting principles generally accepted in the United States and our significant accounting policies as denoted in Note 2, before interest and other income, interest expense, corporate general and administrative expense, and minority interest in income. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

Interest and other income, interest expense, corporate general and administrative expense, and minority interest in income are not allocated to segments because management does not utilize them to evaluate the results of operations of each segment.

Measurement of segment assets

No segment data relative to assets or liabilities is presented, because management does not consider the historical cost of the Company's real estate facilities and investments in real estate entities in evaluating the performance of operating management or in evaluating alternative courses of action. The only other types of assets that might be allocated to individual segments are trade receivables, payables, and other assets which arise in the ordinary course of business, but they are also not a significant factor in the measurement of segment performance.

Presentation of segment information

Our income statement provides most of the information required in order to determine the performance of each of the Company's three segments. The following tables reconcile the performance of each segment, in terms of segment revenues and segment income, to our consolidated revenues and net income. It further provides detail of the segment components of the income statement item, "Equity in earnings of real estate entities."

The following table reconciles revenue by segment to the Company's consolidated revenues:

Reconciliation of Revenues by Segment	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Change	2001	2000	Change
			(amounts in thousands)			
Self-storage facility rentals	$ 763,287	$ 721,662	$ 41,625	$ 721,662	$ 653,110	$ 68,552
Commercial property rentals	11,781	12,070	(289)	12,070	10,849	1,221
Containerized storage rentals	37,776	34,212	3,564	34,212	32,091	2,121
Tenant re-insurance premiums	19,947	-	19,947	-	-	-
Interest and other income (not allocated to segments)	8,661	14,225	(5,564)	14,225	18,836	(4,611)
Total revenues	$ 841,452	$ 782,169	$ 59,283	$ 782,169	$ 714,886	$ 67,283

The following table sets forth a reconciliation of each segment's net income to the Company's consolidated net income:

	Year Ended December 31,			Year Ended December 31,		
	2002	2001	Change	2001	2000	Change
	(Dollar amounts in thousands)					
Reconciliation of Net Income by Segment:						
Self-storage						
Self-storage net operating income	$512,330	$492,451	$19,879	$492,451	$442,648	$49,803
Self-storage depreciation	(171,415)	(158,476)	(12,939)	(158,476)	(141,425)	(17,051)
Equity in earnings – storage property operations	7,047	22,912	(15,865)	22,912	21,265	1,647
Equity in earnings – depreciation (self-storage)	(1,619)	(7,562)	5,943	(7,562)	(7,153)	(409)
Total self-storage segment net income	346,343	349,325	(2,982)	349,325	315,335	33,990
Commercial properties						
Commercial properties	7,319	8,209	(890)	8,209	7,148	1,061
Depreciation and amortization – commercial properties	(2,544)	(2,569)	25	(2,569)	(2,176)	(393)
Equity in earnings – commercial property operations	63,233	51,335	11,898	51,335	42,562	8,773
Equity in earnings – depreciation (commercial properties)	(25,459)	(17,534)	(7,925)	(17,534)	(14,672)	(2,862)
Discontinued operations (Note 4)	77	233	(156)	233	252	(19)
Total commercial property segment net income	42,626	39,674	2,952	39,674	33,114	6,560
Containerized storage						
Containerized storage net operating income	7,089	4,296	2,793	4,296	989	3,307
Containerized storage depreciation	(5,675)	(5,133)	(542)	(5,133)	(4,594)	(539)
Discontinued operations (Note 4)	(11,472)	(1,381)	(10,091)	(1,381)	(1,530)	149
Total containerized storage segment net loss	(10,058)	(2,218)	(7,840)	(2,218)	(5,135)	2,917
Tenant Reinsurance						
Tenant reinsurance operating income	10,536	-	10,536	-	-	-
Other items not allocated to segments						
Equity in earnings – general and administrative and other	(13,314)	(10,609)	(2,705)	(10,609)	(2,683)	(7,926)
Interest and other income	8,661	14,225	(5,564)	14,225	18,836	(4,611)
General and administrative	(15,619)	(21,038)	5,419	(21,038)	(21,306)	268
Interest expense	(3,809)	(3,227)	(582)	(3,227)	(3,293)	66
Minority interest in income	(44,087)	(46,015)	1,928	(46,015)	(38,356)	(7,659)
Gain/(loss) on disposition of real estate	(2,541)	4,091	(6,632)	4,091	576	3,515
Total other items not allocated to segments	(70,709)	(62,573)	(8,136)	(62,573)	(46,226)	(16,347)
Total consolidated company net income	$318,738	$324,208	$(5,470)	$324,208	$297,088	$27,120

14. Events subsequent to December 31, 2002 (Unaudited)

We have called for redemption all of the outstanding shares of our 9.20% Cumulative Preferred Stock, Series B, at $25 per share plus accrued dividends. The redemption will be completed on March 31, 2003.

On April 28, 2003 we expect to acquire all of the 52,851 limited partnership units that we did not own in PS Partners IV, Ltd., a partnership which is consolidated with the Company. The acquisition of the 52,851 units will be accomplished through a merger of a subsidiary of the Company into the partnership and the conversion of the 52,851 units into either cash or common stock of the Company. Each unit will be converted into the right to receive a value of $442 in our common stock or, cash at the election of the unitholder.

15. Recent accounting pronouncements and guidance

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which is effective for disposal activities entered into after December 31, 2002, with early adoption encouraged. FAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Current accounting principles generally accepted in the United States result in the recognition of such liabilities at the time management has committed to an exit plan. There would have been no material impact upon the Company's income statement if we had early adopted this standard in 2002. The impact of this statement on the Company's future operating results cannot be determined at this time, because such impact is dependent upon the Company's future level of exit and disposal activities, which is unknown.

16. Commitments and Contingencies

Legal proceedings

Salaam, et. Al V. Public Storage, Inc. (filed February 2000)

The plaintiffs in this case are suing the Company on behalf of a purported class of California resident property managers who claim that they were not compensated for all the hours they worked. The named plaintiffs have indicated that their claims total less than $20,000 in aggregate. This maximum potential liability cannot be estimated, but can only be increased if a class is certified or if claims are permitted to be brought on behalf of the others under the California Unfair Business Practices Act. The plaintiffs' motion for class certification was denied in August 2002; the plaintiffs have appealed this denial. This denial does not deal with the claim under the California Unfair Business Practices Act.

The Company is continuing to vigorously contest the claims in this case and intends to resist any expansion beyond the named plaintiffs on the grounds of lack of commonality of claims. The Company's resistance will include opposing the plaintiffs' appeal of the court's denial of class certification and opposing the claim on behalf of others under the California Unfair Business Practices Act.

Henriquez v. Public Storage, Inc. (Filed June 2002; Dismissed January, 2003)

The plaintiff in this case filed a suit against the Company on behalf of a purported class of renters who rented self-storage units from the Company. Plaintiff alleged that the Company misrepresents the size of its units and sought damages and injunctive and declaratory relief under California statutory and common law relating to consumer protection, unfair competition, fraud and deceit and negligent misrepresentation. In January 2003, the plaintiff caused this suit to be dismissed. The plaintiff's attorney has advised that he anticipates filing a similar suit against the Company on behalf of a new plaintiff. The Company cannot presently determine the potential total damages, if any, or the ultimate outcome of any such litigation. If a new suit is filed, the Company intends to vigorously contest any claims on which it is based.

The Company is a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time, that are not described above. We believe that it is unlikely that the outcome of these other pending legal proceedings, in the aggregate, will have a material adverse effect upon the operations or financial position of the Company.

Sale of Partnership Units

In February 2000, the Company entered into a settlement of litigation arising out of a 1997 tender offer for limited partnership units in two affiliated partnerships. Under the settlement agreement, the Company agreed to sell to the plaintiff units representing a 4% interest in each of the partnerships for a total payment of approximately $1,523,000. The plaintiff failed to tender the full purchase price at the scheduled closing and the settlement collapsed.

In September 2000, the plaintiff amended its complaint to add a claim for breach of the settlement agreement seeking specific enforcement and a claim seeking damages for unfair and deceptive trade practices in connection with the alleged breach. By amending the complaint the Company believes the plaintiff elected to abandon its underlying claims in the litigation. The Company asserted affirmative defenses including the material breach by the plaintiff. Cross motions for summary judgment were filed by the parties. In July 2002, the court granted plaintiff's motion for summary judgment as to its claim for breach of the settlement agreement and granted the Company's motion for summary judgment to dismiss plaintiff's claim for unfair and deceptive trade practices.

In March 2003, the court granted plaintiff's motion to compel the sale of the units to the plaintiff. The Company is considering whether to appeal. If the Company is compelled to sell the units to plaintiff, the Company would incur a loss of approximately $1,839,000, which has been accrued as a loss on sale of real estate investments in the Company's income statement during 2002.

Insurance and Loss Exposure

Our facilities have historically carried comprehensive insurance, including fire, earthquake, liability and extended coverage through STOR-Re, one of the Consolidated Entities, and insures portions of these risks through nationally recognized insurance carriers. STOR-Re also insures affiliates of the Company.

The Company, Stor-RE, and its affiliates' maximum aggregate annual exposure for losses that are below the deductibles set forth in the third-party insurance contracts, assuming multiple significant events occur, is approximately $30 million. In addition, if losses exhaust the third-party insurers' limit of coverage of $125,000,000 for property coverage and $101,000,000 for general liability, our exposure could be greater. These limits are higher than estimates of maximum probable losses that could occur from individual catastrophic events (i.e., earthquake and wind damage) determined in recent engineering and actuarial studies.

PS Insurance Company reinsures policies against claims for losses to goods stored by tenants at our self-storage facilities (see Note 3). PSIC reinsures its risks with third-party insures from any individual event that exceeds a loss of $500,000 up to the policy limit of $10,000,000.

PUBLIC STORAGE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002

17. Supplementary quarterly financial data (unaudited)

	Three months ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(in thousands, except per share data)			
Revenues from operations (a)	$ 203,790	$ 205,657	$ 215,797	$ 207,547
Cost of operations (a)	$ 67,365	$ 69,668	$ 76,004	$ 82,480
Net income	$ 87,455	$ 80,718	$ 83,351	$ 67,214
Per Common Share (Note 2):				
Net income - Basic	$ 0.38	$ 0.30	$ 0.32	$ 0.20
Net income - Diluted	$ 0.37	$ 0.30	$ 0.32	$ 0.20

	Three months ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
	(in thousands, except per share data)			
Revenues from operations (a)	$ 181,758	$ 190,459	$ 199,818	$ 195,909
Cost of operations (a)	$ 63,852	$ 62,881	$ 67,658	$ 68,597
Net income	$ 74,635	$ 81,773	$ 83,604	$ 84,196
Per Common Share (Note 2):				
Net income – Basic	$ 0.34	$ 0.40	$ 0.41	$ 0.38
Net income – Diluted	$ 0.34	$ 0.39	$ 0.41	$ 0.38

(a) Revenues and cost of operations as presented in this table differ from the revenue and cost of operations as presented in the Company's quarterly reports due primarily to the impact of discontinued operations accounting with respect to certain containerized storage facilities that were closed in 2002, as described in Note 4.

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
Mini-warehouses										
1/1/81	Newport News / Jefferson Avenue	463,000	108,000	1,071,000	591,000	-	108,000	1,662,000	1,770,000	1,429,000
1/1/81	Virginia Beach / Diamond Springs	527,000	186,000	1,094,000	652,000	-	186,000	1,746,000	1,932,000	1,488,000
8/1/81	San Jose / Snell	-	312,000	1,815,000	391,000	-	312,000	2,206,000	2,518,000	1,915,000
10/1/81	Tampa / Lazy Lane	-	282,000	1,899,000	637,000	-	282,000	2,536,000	2,818,000	2,145,000
6/1/82	San Jose / Tully	669,000	645,000	1,579,000	12,123,000	-	4,528,000	9,819,000	14,347,000	2,104,000
6/1/82	San Carlos / Storage	807,000	780,000	1,387,000	569,000	-	781,000	1,955,000	2,736,000	1,603,000
6/1/82	Mountain View	1,153,000	1,180,000	1,182,000	562,000	-	1,181,000	1,743,000	2,924,000	1,467,000
6/1/82	Cupertino / Storage	907,000	572,000	1,270,000	460,000	-	573,000	1,729,000	2,302,000	1,390,000
10/1/82	Sorrento Valley	823,000	1,002,000	1,343,000	(809,000)	-	652,000	884,000	1,536,000	729,000
10/1/82	Northwood	1,244,000	1,034,000	1,522,000	325,000	-	1,035,000	1,846,000	2,881,000	1,445,000
12/1/82	Port/Halsey	-	357,000	1,150,000	(407,000)	326,000	357,000	1,069,000	1,426,000	670,000
12/1/82	Sacto/Folsom	-	396,000	329,000	656,000	323,000	396,000	1,308,000	1,704,000	853,000
1/1/83	Platte	-	409,000	953,000	391,000	428,000	409,000	1,772,000	2,181,000	1,087,000
1/1/83	Semoran	-	442,000	1,882,000	6,157,000	720,000	443,000	8,758,000	9,201,000	2,097,000
1/1/83	Raleigh/Yonkers	-	203,000	914,000	442,000	425,000	203,000	1,781,000	1,984,000	1,172,000
3/1/83	Blackwood	-	213,000	1,559,000	278,000	595,000	213,000	2,432,000	2,645,000	1,491,000
4/1/83	Vailsgate	-	103,000	990,000	445,000	505,000	103,000	1,940,000	2,043,000	1,216,000
5/1/83	Delta Drive	-	67,000	481,000	222,000	241,000	68,000	943,000	1,011,000	583,000
6/1/83	Ventura	-	658,000	1,734,000	195,000	583,000	659,000	2,511,000	3,170,000	1,535,000
9/1/83	Southington	-	124,000	1,233,000	326,000	546,000	123,000	2,106,000	2,229,000	1,259,000
9/1/83	Southhampton	-	331,000	1,738,000	643,000	806,000	331,000	3,187,000	3,518,000	1,987,000
9/1/83	Webster/Keystone	-	449,000	1,688,000	725,000	813,000	450,000	3,225,000	3,675,000	2,051,000
9/1/83	Dover	-	107,000	1,462,000	468,000	627,000	107,000	2,557,000	2,664,000	1,544,000
9/1/83	Newcastle	-	227,000	2,163,000	427,000	817,000	227,000	3,407,000	3,634,000	2,073,000
9/1/83	Newark	-	208,000	2,031,000	319,000	746,000	208,000	3,096,000	3,304,000	1,867,000
9/1/83	Langhorne	-	263,000	3,549,000	495,000	1,445,000	263,000	5,489,000	5,752,000	3,328,000
9/1/83	Hobart	-	215,000	1,491,000	583,000	838,000	215,000	2,912,000	3,127,000	1,786,000
9/1/83	Ft. Wayne/W. Coliseum	-	160,000	1,395,000	286,000	535,000	160,000	2,216,000	2,376,000	1,309,000
9/1/83	Ft. Wayne/Bluffton	-	88,000	675,000	172,000	285,000	88,000	1,132,000	1,220,000	690,000
10/1/83	Orlando J. Y. Parkway	-	383,000	1,512,000	375,000	622,000	383,000	2,509,000	2,892,000	1,518,000
11/1/83	Aurora	-	505,000	758,000	310,000	341,000	506,000	1,408,000	1,914,000	844,000
11/1/83	Campbell	-	1,379,000	1,849,000	(511,000)	474,000	1,381,000	1,810,000	3,191,000	1,079,000
11/1/83	Col Springs/Ed	-	471,000	1,640,000	155,000	554,000	472,000	2,348,000	2,820,000	1,458,000
11/1/83	Col Springs/Mv	-	320,000	1,036,000	266,000	441,000	320,000	1,743,000	2,063,000	1,046,000
11/1/83	Thorton	-	418,000	1,400,000	118,000	536,000	418,000	2,054,000	2,472,000	1,268,000
11/1/83	Oklahoma City	-	454,000	1,030,000	838,000	620,000	455,000	2,487,000	2,942,000	1,495,000
11/1/83	Tucson	-	343,000	778,000	636,000	420,000	343,000	1,834,000	2,177,000	1,068,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
11/1/83	Webster/Nasa	-	1,570,000	2,457,000	1,066,000	1,372,000	1,573,000	4,892,000	6,465,000	3,057,000
12/1/83	Charlotte	-	165,000	1,274,000	465,000	442,000	165,000	2,181,000	2,346,000	1,375,000
12/1/83	Greensboro/Market	-	214,000	1,653,000	658,000	794,000	214,000	3,105,000	3,319,000	1,983,000
12/1/83	Greensboro/Electra	-	112,000	869,000	353,000	382,000	112,000	1,604,000	1,716,000	1,022,000
12/1/83	Columbia	-	171,000	1,318,000	518,000	492,000	171,000	2,328,000	2,499,000	1,500,000
12/1/83	Richmond	-	176,000	1,360,000	430,000	468,000	176,000	2,258,000	2,434,000	1,413,000
12/1/83	Augusta	-	97,000	747,000	333,000	324,000	97,000	1,404,000	1,501,000	894,000
12/1/83	Tacoma	-	553,000	1,173,000	400,000	487,000	554,000	2,059,000	2,613,000	1,325,000
1/1/84	Fremont/Albrae	-	636,000	1,659,000	491,000	532,000	637,000	2,681,000	3,318,000	1,748,000
1/1/84	Belton	-	175,000	858,000	667,000	378,000	175,000	1,903,000	2,078,000	1,183,000
1/1/84	Gladstone	-	275,000	1,799,000	472,000	640,000	275,000	2,911,000	3,186,000	1,852,000
1/1/84	Hickman/112	-	257,000	1,848,000	456,000	618,000	257,000	2,922,000	3,179,000	1,876,000
1/1/84	Holmes	-	289,000	1,333,000	383,000	455,000	289,000	2,171,000	2,460,000	1,363,000
1/1/84	Independence	-	221,000	1,848,000	381,000	609,000	221,000	2,838,000	3,059,000	1,794,000
1/1/84	Merriam	-	255,000	1,469,000	433,000	480,000	255,000	2,382,000	2,637,000	1,504,000
1/1/84	Olathe	-	107,000	992,000	341,000	361,000	107,000	1,694,000	1,801,000	1,078,000
1/1/84	Shawnee	-	205,000	1,420,000	466,000	502,000	205,000	2,388,000	2,593,000	1,496,000
1/1/84	Topeka	-	75,000	1,049,000	257,000	356,000	75,000	1,662,000	1,737,000	1,051,000
2/1/84	Unicorn/Nkoxville	-	662,000	1,887,000	720,000	692,000	663,000	3,298,000	3,961,000	2,049,000
2/1/84	Central/Knoxville	-	449,000	1,281,000	597,000	455,000	450,000	2,332,000	2,782,000	1,390,000
3/1/84	Marrietta/Cobb	-	73,000	542,000	313,000	259,000	73,000	1,114,000	1,187,000	706,000
3/1/84	Manassas	-	320,000	1,556,000	409,000	553,000	320,000	2,518,000	2,838,000	1,581,000
3/1/84	Pico Rivera	-	743,000	807,000	354,000	321,000	744,000	1,481,000	2,225,000	972,000
4/1/84	Providence	-	92,000	1,087,000	390,000	423,000	92,000	1,900,000	1,992,000	1,219,000
4/1/84	Milwaukie/Oregon	-	289,000	584,000	279,000	311,000	289,000	1,174,000	1,463,000	746,000
5/1/84	Raleigh/Departure	-	302,000	2,484,000	525,000	788,000	302,000	3,797,000	4,099,000	2,398,000
5/1/84	Virginia Beach	-	509,000	2,121,000	725,000	776,000	500,000	3,631,000	4,131,000	2,256,000
5/1/84	Philadelphia/Grant	-	1,041,000	3,262,000	522,000	971,000	1,041,000	4,755,000	5,796,000	2,994,000
5/1/84	Garland	-	356,000	844,000	243,000	360,000	356,000	1,447,000	1,803,000	878,000
6/1/84	Lorton	-	435,000	2,040,000	542,000	682,000	436,000	3,263,000	3,699,000	2,064,000
6/1/84	Baltimore	-	382,000	1,793,000	870,000	634,000	382,000	3,297,000	3,679,000	1,967,000
6/1/84	Laurel	-	501,000	2,349,000	706,000	824,000	502,000	3,878,000	4,380,000	2,456,000
6/1/84	Delran	-	279,000	1,472,000	325,000	573,000	279,000	2,370,000	2,649,000	1,406,000
6/1/84	Orange Blossom	-	226,000	924,000	250,000	398,000	226,000	1,572,000	1,798,000	937,000
6/1/84	Cincinnati	-	402,000	1,573,000	607,000	672,000	402,000	2,852,000	3,254,000	1,696,000
6/1/84	Florence	-	185,000	740,000	449,000	376,000	185,000	1,565,000	1,750,000	926,000
7/1/84	Trevose/Old Lincoln	-	421,000	1,749,000	428,000	582,000	421,000	2,759,000	3,180,000	1,727,000
8/1/84	Medley	-	584,000	1,016,000	361,000	464,000	585,000	1,840,000	2,425,000	1,113,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
8/1/84	Oklahoma City	-	340,000	1,310,000	579,000	652,000	340,000	2,541,000	2,881,000	1,477,000
8/1/84	Newport News	-	356,000	2,395,000	708,000	1,013,000	356,000	4,116,000	4,472,000	2,455,000
8/1/84	Kaplan/Walnut Hill	-	971,000	2,359,000	888,000	1,041,000	972,000	4,287,000	5,259,000	2,527,000
8/1/84	Kaplan/Irving	-	677,000	1,592,000	3,453,000	639,000	679,000	5,682,000	6,361,000	1,774,000
9/1/84	Cockrell Hill	-	380,000	913,000	1,087,000	675,000	380,000	2,675,000	3,055,000	1,628,000
11/1/84	Omaha	-	109,000	806,000	519,000	399,000	109,000	1,724,000	1,833,000	1,029,000
11/1/84	Hialeah	-	886,000	1,784,000	347,000	672,000	887,000	2,802,000	3,689,000	1,668,000
12/1/84	Austin/Lamar	-	643,000	947,000	511,000	443,000	644,000	1,900,000	2,544,000	1,072,000
12/1/84	Pompano	-	399,000	1,386,000	669,000	698,000	399,000	2,753,000	3,152,000	1,598,000
12/1/84	Fort Worth	-	122,000	928,000	37,000	303,000	122,000	1,268,000	1,390,000	760,000
12/1/84	Montgomeryville	-	215,000	2,085,000	380,000	776,000	215,000	3,241,000	3,456,000	1,877,000
1/1/85	Cranston	-	175,000	722,000	340,000	267,000	175,000	1,329,000	1,504,000	814,000
1/1/85	Bossier City	-	184,000	1,542,000	521,000	656,000	184,000	2,719,000	2,903,000	1,547,000
2/1/85	Simi Valley	-	737,000	1,389,000	339,000	520,000	738,000	2,247,000	2,985,000	1,312,000
2/1/85	Hurst	-	231,000	1,220,000	246,000	480,000	231,000	1,946,000	2,177,000	1,138,000
3/1/85	Chattanooga	-	202,000	1,573,000	501,000	683,000	202,000	2,757,000	2,959,000	1,560,000
3/1/85	Portland	-	285,000	941,000	304,000	438,000	285,000	1,683,000	1,968,000	958,000
3/1/85	Fern Park	-	144,000	1,107,000	241,000	432,000	144,000	1,780,000	1,924,000	1,033,000
3/1/85	Fairfield	-	338,000	1,187,000	484,000	527,000	338,000	2,198,000	2,536,000	1,227,000
3/1/85	Houston / Westheimer	397,000	850,000	1,179,000	763,000	-	851,000	1,941,000	2,792,000	1,360,000
4/1/85	Austin/ S. First	-	778,000	1,282,000	375,000	170,000	779,000	1,826,000	2,605,000	1,217,000
4/1/85	Cincinnati/ E. Kemper	-	232,000	1,573,000	313,000	223,000	232,000	2,109,000	2,341,000	1,386,000
4/1/85	Cincinnati/ Colerain	-	253,000	1,717,000	401,000	230,000	253,000	2,348,000	2,601,000	1,531,000
4/1/85	Florence/ Tanner Lane	-	218,000	1,477,000	369,000	209,000	218,000	2,055,000	2,273,000	1,369,000
4/1/85	Laguna Hills	-	1,224,000	3,303,000	425,000	1,213,000	1,225,000	4,940,000	6,165,000	2,890,000
5/1/85	Tacoma/ Phillips Rd.	-	396,000	1,204,000	292,000	167,000	396,000	1,663,000	2,059,000	1,093,000
5/1/85	Milwaukie/ Mcloughlin	-	458,000	742,000	382,000	210,000	459,000	1,333,000	1,792,000	884,000
5/1/85	Manchester/ S. Willow	-	371,000	2,129,000	(128,000)	199,000	371,000	2,200,000	2,571,000	1,458,000
5/1/85	Longwood	-	355,000	1,645,000	309,000	669,000	355,000	2,623,000	2,978,000	1,516,000
5/1/85	Columbus/Busch Blvd.	-	202,000	1,559,000	409,000	592,000	202,000	2,560,000	2,762,000	1,425,000
5/1/85	Columbus/Kinnear Rd.	-	241,000	1,865,000	393,000	771,000	241,000	3,029,000	3,270,000	1,699,000
5/1/85	Worthington	-	221,000	1,824,000	393,000	709,000	221,000	2,926,000	3,147,000	1,639,000
5/1/85	Arlington	-	201,000	1,497,000	455,000	618,000	201,000	2,570,000	2,771,000	1,448,000
6/1/85	N. Hollywood/ Raymer	-	967,000	848,000	264,000	143,000	968,000	1,254,000	2,222,000	854,000
6/1/85	Grove City/ Marlane Drive	-	150,000	1,157,000	379,000	471,000	150,000	2,007,000	2,157,000	1,129,000
6/1/85	Reynoldsburg	-	204,000	1,568,000	443,000	598,000	204,000	2,609,000	2,813,000	1,451,000
7/1/85	San Diego/ Kearny Mesa Rd	-	783,000	1,750,000	347,000	264,000	784,000	2,360,000	3,144,000	1,593,000
7/1/85	Scottsdale/ 70th St	-	632,000	1,368,000	326,000	174,000	633,000	1,867,000	2,500,000	1,201,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
7/1/85	Concord/ Hwy 29	-	150,000	750,000	381,000	189,000	150,000	1,320,000	1,470,000	897,000
7/1/85	Columbus/Morse Rd.	-	195,000	1,510,000	422,000	670,000	195,000	2,602,000	2,797,000	1,445,000
7/1/85	Columbus/Kenney Rd.	-	199,000	1,531,000	429,000	598,000	199,000	2,558,000	2,757,000	1,446,000
7/1/85	Westerville	-	199,000	1,517,000	476,000	620,000	199,000	2,613,000	2,812,000	1,469,000
7/1/85	Springfield	-	90,000	699,000	329,000	332,000	90,000	1,360,000	1,450,000	757,000
7/1/85	Dayton/Needmore Road	-	144,000	1,108,000	411,000	460,000	144,000	1,979,000	2,123,000	1,108,000
7/1/85	Dayton/Executive Blvd.	-	160,000	1,207,000	429,000	569,000	159,000	2,206,000	2,365,000	1,266,000
7/1/85	Lilburn	-	331,000	969,000	243,000	424,000	330,000	1,637,000	1,967,000	927,000
9/1/85	Madison/ Copps Ave.	-	450,000	1,150,000	419,000	151,000	451,000	1,719,000	2,170,000	1,120,000
9/1/85	Columbus/ Sinclair	-	307,000	893,000	339,000	110,000	307,000	1,342,000	1,649,000	857,000
9/1/85	Philadelphia/ Tacony St	-	118,000	1,782,000	291,000	186,000	118,000	2,259,000	2,377,000	1,479,000
10/1/85	N. Hollywood/ Whitsett	-	1,524,000	2,576,000	384,000	332,000	1,526,000	3,290,000	4,816,000	2,173,000
10/1/85	Portland/ SE 82nd St	-	354,000	496,000	321,000	96,000	354,000	913,000	1,267,000	624,000
10/1/85	Perrysburg/ Helen Dr.	-	110,000	1,590,000	(26,000)	140,000	110,000	1,704,000	1,814,000	1,104,000
10/1/85	Columbus/ Ambleside	-	124,000	1,526,000	22,000	139,000	124,000	1,687,000	1,811,000	1,056,000
10/1/85	Indianapolis/ Pike Place	-	229,000	1,531,000	254,000	215,000	229,000	2,000,000	2,229,000	1,301,000
10/1/85	Indianapolis/ Beach Grove	-	198,000	1,342,000	246,000	176,000	198,000	1,764,000	1,962,000	1,158,000
10/1/85	Hartford/ Roberts	-	219,000	1,481,000	362,000	319,000	219,000	2,162,000	2,381,000	1,388,000
10/1/85	Wichita/ S. Rock Rd.	-	501,000	1,478,000	244,000	142,000	643,000	1,722,000	2,365,000	1,082,000
10/1/85	Wichita/ E. Harry	-	313,000	1,050,000	84,000	74,000	285,000	1,236,000	1,521,000	856,000
10/1/85	Wichita/ S. Woodlawn	-	263,000	905,000	114,000	91,000	263,000	1,110,000	1,373,000	725,000
10/1/85	Wichita/ E. Kellogg	-	185,000	658,000	(35,000)	55,000	185,000	678,000	863,000	467,000
10/1/85	Wichita/ S. Tyler	-	294,000	1,004,000	78,000	151,000	294,000	1,233,000	1,527,000	891,000
10/1/85	Wichita/ W. Maple	-	234,000	805,000	(50,000)	68,000	234,000	823,000	1,057,000	551,000
10/1/85	Wichita/ Carey Lane	-	192,000	674,000	23,000	63,000	192,000	760,000	952,000	510,000
10/1/85	Wichita/ E. Macarthur	-	220,000	775,000	(101,000)	93,000	220,000	767,000	987,000	514,000
10/1/85	Joplin/ S. Range Line	-	264,000	904,000	195,000	98,000	264,000	1,197,000	1,461,000	758,000
10/1/85	San Antonio/ Wetmore Rd.	-	306,000	1,079,000	529,000	621,000	306,000	2,229,000	2,535,000	1,104,000
10/1/85	San Antonio/ Callaghan	-	288,000	1,016,000	382,000	523,000	288,000	1,921,000	2,209,000	1,012,000
10/1/85	San Antonio/ Zarzamora	-	364,000	1,281,000	595,000	669,000	364,000	2,545,000	2,909,000	1,253,000
10/1/85	San Antonio/ Hackberry	-	388,000	1,367,000	2,461,000	1,002,000	389,000	4,829,000	5,218,000	1,388,000
10/1/85	San Antonio/ Fredericksburg	-	287,000	1,009,000	435,000	554,000	287,000	1,998,000	2,285,000	1,057,000
10/1/85	Dallas/ S. Westmoreland	-	474,000	1,670,000	172,000	734,000	475,000	2,575,000	3,050,000	1,372,000
10/1/85	Dallas/ Alvin St.	-	359,000	1,266,000	172,000	565,000	359,000	2,003,000	2,362,000	1,075,000
10/1/85	Fort Worth/ W. Beach St.	-	356,000	1,252,000	187,000	532,000	356,000	1,971,000	2,327,000	1,050,000
10/1/85	Fort Worth/ E. Seminary	-	382,000	1,346,000	206,000	560,000	382,000	2,112,000	2,494,000	1,129,000
10/1/85	Fort Worth/ Cockrell St.	-	323,000	1,136,000	171,000	519,000	323,000	1,826,000	2,149,000	984,000
11/1/85	Everett/ Evergreen	-	706,000	2,294,000	528,000	1,061,000	707,000	3,882,000	4,589,000	2,107,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

			Initial Cost		Costs	Adjustments Resulting from the Acquisition	Gross Carrying Amount At December 31, 2002			
Date Acquired	Description	Encum-brances	Land	Buildings & Improvements	Subsequent to Acquisition	of Minority Interests	Land	Building	Total	Accumulated Depreciation
11/1/85	Seattle/ Empire Way	-	1,652,000	5,348,000	661,000	2,223,000	1,654,000	8,230,000	9,884,000	4,364,000
12/1/85	Milpitas	-	1,623,000	1,577,000	265,000	274,000	1,625,000	2,114,000	3,739,000	1,391,000
12/1/85	Pleasanton/ Santa Rita	-	1,226,000	2,078,000	365,000	327,000	1,227,000	2,769,000	3,996,000	1,786,000
12/1/85	Amherst/ Niagra Falls	-	132,000	701,000	248,000	401,000	132,000	1,350,000	1,482,000	728,000
12/1/85	West Sams Blvd.	-	164,000	1,159,000	(266,000)	381,000	164,000	1,274,000	1,438,000	697,000
12/1/85	MacArthur Rd.	-	204,000	1,628,000	193,000	646,000	204,000	2,467,000	2,671,000	1,294,000
12/1/85	Brockton/ Main	-	153,000	2,020,000	(205,000)	681,000	153,000	2,496,000	2,649,000	1,319,000
12/1/85	Eatontown/ Hwy 35	-	308,000	4,067,000	480,000	1,670,000	308,000	6,217,000	6,525,000	3,281,000
12/1/85	Denver/ Leetsdale	-	603,000	847,000	232,000	403,000	604,000	1,481,000	2,085,000	779,000
1/1/86	Mapleshade/ Rudderow	-	362,000	1,811,000	328,000	828,000	362,000	2,967,000	3,329,000	1,521,000
1/1/86	Bordentown/ Groveville	-	196,000	981,000	167,000	472,000	196,000	1,620,000	1,816,000	839,000
1/1/86	Sun Valley/ Sheldon	-	544,000	1,836,000	357,000	801,000	545,000	2,993,000	3,538,000	1,598,000
1/1/86	Las Vegas/ Highland	-	432,000	848,000	283,000	425,000	433,000	1,555,000	1,988,000	808,000
2/1/86	Costa Mesa/ Pomona	-	1,405,000	1,520,000	386,000	703,000	1,407,000	2,607,000	4,014,000	1,377,000
2/1/86	Brea/ Imperial Hwy	-	1,069,000	2,165,000	377,000	967,000	1,070,000	3,508,000	4,578,000	1,847,000
2/1/86	Skokie/ McCormick	-	638,000	1,912,000	284,000	790,000	639,000	2,985,000	3,624,000	1,537,000
2/1/86	Colorado Springs/ Sinton	-	535,000	1,115,000	319,000	615,000	536,000	2,048,000	2,584,000	1,006,000
2/1/86	Oklahoma City/ Penn	-	146,000	829,000	161,000	410,000	146,000	1,400,000	1,546,000	733,000
2/1/86	Oklahoma City/ 39th	-	238,000	812,000	320,000	473,000	238,000	1,605,000	1,843,000	857,000
3/1/86	Jacksonville/ Wiley	-	140,000	510,000	290,000	334,000	140,000	1,134,000	1,274,000	590,000
3/1/86	St. Louis/ Forder	-	517,000	1,133,000	325,000	535,000	518,000	1,992,000	2,510,000	1,024,000
3/3/86	Tampa / 56th	358,000	450,000	1,360,000	533,000	-	451,000	1,892,000	2,343,000	1,258,000
4/1/86	Reno/ Telegraph	-	649,000	1,051,000	488,000	675,000	650,000	2,213,000	2,863,000	1,194,000
4/1/86	St. Louis/Kirkham	-	199,000	1,001,000	228,000	405,000	199,000	1,634,000	1,833,000	883,000
4/1/86	St. Louis/Reavis	-	192,000	958,000	210,000	388,000	192,000	1,556,000	1,748,000	854,000
4/1/86	Fort Worth/East Loop	-	196,000	804,000	249,000	369,000	196,000	1,422,000	1,618,000	765,000
5/1/86	Westlake Village	-	1,205,000	995,000	248,000	435,000	1,206,000	1,677,000	2,883,000	873,000
5/1/86	Sacramento/Franklin Blvd.	-	872,000	978,000	483,000	394,000	873,000	1,854,000	2,727,000	1,039,000
6/1/86	Richland Hills	-	543,000	857,000	445,000	410,000	544,000	1,711,000	2,255,000	959,000
6/1/86	West Valley/So. 3600	-	208,000	1,552,000	422,000	415,000	208,000	2,389,000	2,597,000	1,258,000
7/1/86	Colorado Springs/ Hollow Tree	-	574,000	726,000	277,000	418,000	575,000	1,420,000	1,995,000	723,000
7/1/86	West LA/Purdue Ave.	-	2,415,000	3,585,000	257,000	1,231,000	2,419,000	5,069,000	7,488,000	2,673,000
7/1/86	Capital Heights/Central Ave.	-	649,000	3,851,000	374,000	1,287,000	650,000	5,511,000	6,161,000	2,898,000
7/1/86	Pontiac/Dixie Hwy.	-	259,000	2,091,000	135,000	758,000	259,000	2,984,000	3,243,000	1,537,000
7/1/86	Portland/Johns Landing Area	-	663,000	1,637,000	(19,000)	538,000	664,000	2,155,000	2,819,000	1,155,000
8/1/86	Laurel/Ft. Meade Rd.	-	475,000	1,475,000	291,000	632,000	476,000	2,397,000	2,873,000	1,234,000
8/1/86	Hammond / Calumet	-	97,000	751,000	497,000	366,000	97,000	1,614,000	1,711,000	875,000
9/1/86	Kansas City/S. 44th.	-	509,000	1,906,000	560,000	745,000	510,000	3,210,000	3,720,000	1,694,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
9/1/86	Lakewood / Wadsworth - 6th	-	1,070,000	3,155,000	663,000	1,027,000	1,071,000	4,844,000	5,915,000	2,674,000
10/1/86	Peralta/Fremont	-	851,000	1,074,000	303,000	458,000	852,000	1,834,000	2,686,000	965,000
10/1/86	Birmingham/Highland	-	89,000	786,000	233,000	401,000	150,000	1,359,000	1,509,000	758,000
10/1/86	Birmingham/Riverchase	-	262,000	1,338,000	432,000	646,000	278,000	2,400,000	2,678,000	1,292,000
10/1/86	Birmingham/Eastwood	-	166,000	1,184,000	301,000	613,000	232,000	2,032,000	2,264,000	1,062,000
10/1/86	Birmingham/Forestdale	-	152,000	948,000	254,000	518,000	190,000	1,682,000	1,872,000	866,000
10/1/86	Birmingham/Centerpoint	-	265,000	1,305,000	325,000	526,000	273,000	2,148,000	2,421,000	1,103,000
10/1/86	Birmingham/Roebuck Plaza	-	101,000	399,000	271,000	418,000	340,000	849,000	1,189,000	476,000
10/1/86	Birmingham/Greensprings	-	347,000	1,173,000	339,000	282,000	16,000	2,125,000	2,141,000	1,104,000
10/1/86	Birmingham/Hoover-Lorna	-	372,000	1,128,000	364,000	428,000	266,000	2,026,000	2,292,000	1,057,000
10/1/86	Midfield/Bessemer	-	170,000	355,000	315,000	104,000	95,000	849,000	944,000	454,000
10/1/86	Huntsville/Leeman Ferry Rd.	-	158,000	992,000	271,000	555,000	198,000	1,778,000	1,976,000	970,000
10/1/86	Huntsville/Drake	-	253,000	1,172,000	252,000	532,000	248,000	1,961,000	2,209,000	1,025,000
10/1/86	Anniston/Whiteside	-	59,000	566,000	200,000	332,000	107,000	1,050,000	1,157,000	582,000
10/1/86	Houston/Glenvista	-	595,000	1,043,000	544,000	467,000	596,000	2,053,000	2,649,000	1,141,000
10/1/86	Houston/I-45	-	704,000	1,146,000	792,000	610,000	705,000	2,547,000	3,252,000	1,488,000
10/1/86	Houston/Rogerdale	-	1,631,000	2,792,000	600,000	1,232,000	1,633,000	4,622,000	6,255,000	2,393,000
10/1/86	Houston/Gessner	-	1,032,000	1,693,000	922,000	745,000	1,033,000	3,359,000	4,392,000	1,885,000
10/1/86	Houston/Richmond-Fairdale	-	1,502,000	2,506,000	1,019,000	1,150,000	1,504,000	4,673,000	6,177,000	2,553,000
10/1/86	Houston/Gulfton	-	1,732,000	3,036,000	977,000	1,385,000	1,734,000	5,396,000	7,130,000	2,945,000
10/1/86	Houston/Westpark	-	503,000	854,000	195,000	433,000	504,000	1,481,000	1,985,000	775,000
10/1/86	Jonesboro	-	157,000	718,000	234,000	371,000	157,000	1,323,000	1,480,000	712,000
10/1/86	Houston / South Loop West	-	1,299,000	3,491,000	1,177,000	1,366,000	1,301,000	6,032,000	7,333,000	3,399,000
10/1/86	Houston / Plainfield Road	-	904,000	2,319,000	708,000	920,000	905,000	3,946,000	4,851,000	2,230,000
10/1/86	Houston / North Freeway	-	719,000	1,987,000	60,000	609,000	662,000	2,713,000	3,375,000	1,556,000
10/1/86	Houston / Old Katy Road	-	1,365,000	3,431,000	996,000	1,274,000	1,367,000	5,699,000	7,066,000	3,302,000
10/1/86	Houston / Long Point	-	451,000	1,187,000	611,000	563,000	452,000	2,360,000	2,812,000	1,383,000
10/1/86	Austin / Research Blvd.	-	1,390,000	1,710,000	546,000	672,000	1,392,000	2,926,000	4,318,000	1,618,000
11/1/86	Arleta / Osborne Street	-	987,000	663,000	267,000	290,000	988,000	1,219,000	2,207,000	684,000
12/1/86	Lynnwood / 196th Street	-	1,063,000	1,602,000	5,763,000	571,000	1,306,000	7,693,000	8,999,000	1,746,000
12/1/86	N. Auburn / Auburn Way N.	-	606,000	1,144,000	394,000	533,000	607,000	2,070,000	2,677,000	1,174,000
12/1/86	Gresham / Burnside & 202nd	-	351,000	1,056,000	386,000	482,000	351,000	1,924,000	2,275,000	1,071,000
12/1/86	Denver / Sheridan Boulevard	-	1,033,000	2,792,000	830,000	1,007,000	1,034,000	4,628,000	5,662,000	2,507,000
12/1/86	Marietta / Cobb Parkway	-	536,000	2,764,000	739,000	1,016,000	537,000	4,518,000	5,055,000	2,465,000
12/1/86	Hillsboro / T.V. Highway	-	461,000	574,000	266,000	414,000	462,000	1,253,000	1,715,000	770,000
12/1/86	San Antonio / West Sunset Road	-	1,206,000	1,594,000	557,000	649,000	1,208,000	2,798,000	4,006,000	1,538,000
12/31/86	Monrovia / Myrtle Avenue	919,000	1,149,000	2,446,000	201,000	-	1,150,000	2,646,000	3,796,000	1,715,000
12/31/86	Chatsworth / Topanga	618,000	1,447,000	1,243,000	247,000	-	1,449,000	1,488,000	2,937,000	1,100,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost Land	Initial Cost Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002 Land	Gross Carrying Amount At December 31, 2002 Building	Gross Carrying Amount At December 31, 2002 Total	Accumulated Depreciation
12/31/86	Houston / Larkwood	223,000	247,000	602,000	356,000	-	247,000	958,000	1,205,000	582,000
12/31/86	Northridge	1,378,000	3,624,000	1,922,000	3,392,000	-	3,628,000	5,310,000	8,938,000	2,064,000
12/31/86	Santa Clara / Duane	548,000	1,950,000	1,004,000	394,000	-	1,952,000	1,396,000	3,348,000	873,000
12/31/86	Oyster Point	-	1,569,000	1,490,000	365,000	-	1,571,000	1,853,000	3,424,000	1,142,000
12/31/86	Walnut	-	767,000	613,000	3,592,000	-	770,000	4,202,000	4,972,000	861,000
3/1/87	Annandale / Ravensworth	-	679,000	1,621,000	265,000	596,000	680,000	2,481,000	3,161,000	1,360,000
4/1/87	City Of Industry / Amar	-	748,000	2,052,000	510,000	702,000	749,000	3,263,000	4,012,000	998,000
5/1/87	Oklahoma City / W. Hefner	-	459,000	941,000	249,000	417,000	460,000	1,606,000	2,066,000	868,000
7/1/87	Oakbrook Terrace	-	912,000	2,688,000	71,000	399,000	913,000	3,157,000	4,070,000	2,301,000
8/1/87	San Antonio/Austin Hwy.	-	400,000	850,000	(44,000)	164,000	400,000	970,000	1,370,000	737,000
10/1/87	Plantation/S. State Rd.	-	924,000	1,801,000	(225,000)	298,000	925,000	1,873,000	2,798,000	1,367,000
10/1/87	Rockville/Fredrick Rd.	-	1,695,000	3,305,000	(219,000)	519,000	1,697,000	3,603,000	5,300,000	2,596,000
2/1/88	Anaheim/Lakeview	-	995,000	1,505,000	8,000	256,000	996,000	1,768,000	2,764,000	1,255,000
6/7/88	Mesquite / Sorrento Drive	-	928,000	1,011,000	3,400,000	-	1,046,000	4,293,000	5,339,000	1,335,000
7/1/88	Fort Wayne	-	101,000	1,524,000	70,000	143,000	101,000	1,737,000	1,838,000	964,000
1/1/92	Costa Mesa	-	533,000	980,000	673,000	-	536,000	1,650,000	2,186,000	1,135,000
3/1/92	Dallas / Walnut St.	-	537,000	1,008,000	290,000	-	538,000	1,297,000	1,835,000	1,229,000
5/1/92	Camp Creek	-	576,000	1,075,000	309,000	-	577,000	1,383,000	1,960,000	651,000
9/1/92	Orlando/W. Colonial	-	368,000	713,000	149,000	-	368,000	862,000	1,230,000	413,000
9/1/92	Jacksonville/Arlington	-	554,000	1,065,000	218,000	-	555,000	1,282,000	1,837,000	606,000
10/1/92	Stockton/Mariners	-	381,000	730,000	177,000	-	381,000	907,000	1,288,000	422,000
11/18/92	Virginia Beach/General Booth Blvd	-	599,000	1,119,000	385,000	-	600,000	1,503,000	2,103,000	678,000
1/1/93	Redwood City/Storage	-	907,000	1,684,000	246,000	-	908,000	1,929,000	2,837,000	831,000
1/1/93	City Of Industry	-	1,611,000	2,991,000	309,000	-	1,613,000	3,298,000	4,911,000	1,329,000
1/1/93	San Jose/Felipe	-	1,124,000	2,088,000	308,000	-	1,125,000	2,395,000	3,520,000	1,034,000
1/1/93	Baldwin Park/Garvey Ave	-	840,000	1,561,000	350,000	-	841,000	1,910,000	2,751,000	840,000
3/19/93	Westminister / W. 80th	-	840,000	1,586,000	243,000	-	841,000	1,828,000	2,669,000	781,000
4/26/93	Costa Mesa / Newport	921,000	2,141,000	3,989,000	146,000	-	2,144,000	4,132,000	6,276,000	1,637,000
5/13/93	Austin /N. Lamar	-	919,000	1,695,000	7,555,000	-	1,423,000	8,746,000	10,169,000	1,997,000
5/28/93	Jacksonville/Phillips Hwy.	-	406,000	771,000	201,000	-	406,000	972,000	1,378,000	447,000
5/28/93	Tampa/Nebraska Avenue	-	550,000	1,043,000	158,000	-	551,000	1,200,000	1,751,000	512,000
6/9/93	Calabasas / Ventura Blvd.	-	1,762,000	3,269,000	190,000	-	1,764,000	3,457,000	5,221,000	1,413,000
6/9/93	Carmichael / Fair Oaks	-	573,000	1,052,000	243,000	-	574,000	1,294,000	1,868,000	576,000
6/9/93	Santa Clara / Duane	-	454,000	834,000	107,000	-	455,000	940,000	1,395,000	402,000
6/10/93	Citrus Heights / Sylvan Road	-	438,000	822,000	193,000	-	439,000	1,014,000	1,453,000	458,000
6/25/93	Trenton / Allen Road	-	623,000	1,166,000	218,000	-	624,000	1,383,000	2,007,000	550,000
6/30/93	Los Angeles/W.Jefferson Blvd	-	1,085,000	2,017,000	169,000	-	1,086,000	2,185,000	3,271,000	880,000
7/16/93	Austin / So. Congress Ave	-	777,000	1,445,000	331,000	-	778,000	1,775,000	2,553,000	812,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
8/1/93	Gaithersburg / E. Diamond	-	602,000	1,139,000	165,000	-	603,000	1,303,000	1,906,000	524,000
8/11/93	Atlanta / Northside	-	1,150,000	2,149,000	302,000	-	1,151,000	2,450,000	3,601,000	1,015,000
8/11/93	Smyrna/ Rosswill Rd	-	446,000	842,000	204,000	-	447,000	1,045,000	1,492,000	475,000
8/13/93	So. Brunswick/Highway	-	1,076,000	2,033,000	313,000	-	1,077,000	2,345,000	3,422,000	961,000
10/1/93	Denver / Federal Blvd	-	875,000	1,633,000	194,000	-	876,000	1,826,000	2,702,000	722,000
10/1/93	Citrus Heights	-	527,000	987,000	114,000	-	528,000	1,100,000	1,628,000	456,000
10/1/93	Lakewood / 6th Ave	-	798,000	1,489,000	4,000	-	686,000	1,605,000	2,291,000	631,000
10/27/93	Houston / S Shaver St	-	481,000	896,000	188,000	-	482,000	1,083,000	1,565,000	462,000
11/3/93	Upland/S. Euclid Ave.	-	431,000	807,000	420,000	-	509,000	1,149,000	1,658,000	465,000
11/16/93	Norcross / Jimmy Carter	-	627,000	1,167,000	198,000	-	628,000	1,364,000	1,992,000	555,000
11/16/93	Seattle / 13th	-	1,085,000	2,015,000	622,000	-	1,086,000	2,636,000	3,722,000	1,148,000
12/9/93	Salt Lake City	-	765,000	1,422,000	(25,000)	-	634,000	1,528,000	2,162,000	245,000
12/16/93	West Valley City	-	683,000	1,276,000	189,000	-	684,000	1,464,000	2,148,000	592,000
12/21/93	Pinellas Park / 34th St. W	-	607,000	1,134,000	225,000	-	608,000	1,358,000	1,966,000	567,000
12/28/93	New Orleans / S. Carrollton Ave	-	1,575,000	2,941,000	404,000	-	1,577,000	3,343,000	4,920,000	1,277,000
12/29/93	Orange / Main	-	1,238,000	2,317,000	1,417,000	-	1,595,000	3,377,000	4,972,000	1,252,000
12/29/93	Sunnyvale / Wedell	-	554,000	1,037,000	780,000	-	726,000	1,645,000	2,371,000	625,000
12/29/93	El Cajon / Magnolia	-	421,000	791,000	533,000	-	543,000	1,202,000	1,745,000	472,000
12/29/93	Orlando / S. Semoran Blvd.	-	462,000	872,000	647,000	-	602,000	1,379,000	1,981,000	554,000
12/29/93	Tampa / W. Hillsborough Ave	-	352,000	665,000	428,000	-	437,000	1,008,000	1,445,000	393,000
12/29/93	Irving / West Loop 12	-	341,000	643,000	197,000	-	355,000	826,000	1,181,000	345,000
12/29/93	Fullerton / W. Commonwealth	-	904,000	1,687,000	1,039,000	-	1,161,000	2,469,000	3,630,000	922,000
12/29/93	N. Lauderdale / Mcnab Rd	-	628,000	1,182,000	701,000	-	799,000	1,712,000	2,511,000	645,000
12/29/93	Los Alimitos / Cerritos	-	695,000	1,299,000	701,000	-	875,000	1,820,000	2,695,000	665,000
12/29/93	Frederick / Prospect Blvd.	-	573,000	1,082,000	581,000	-	693,000	1,543,000	2,236,000	578,000
12/29/93	Indianapolis / E. Washington	-	403,000	775,000	493,000	-	506,000	1,165,000	1,671,000	446,000
12/29/93	Gardena / Western Ave.	-	552,000	1,035,000	594,000	-	696,000	1,485,000	2,181,000	543,000
12/29/93	Palm Bay / Bobcock Street	-	409,000	775,000	527,000	-	526,000	1,185,000	1,711,000	453,000
1/10/94	Hialeah / W. 20Th Ave.	-	1,855,000	3,497,000	221,000	-	1,592,000	3,981,000	5,573,000	1,502,000
1/12/94	Sunnyvale / N. Fair Oaks Ave	-	689,000	1,285,000	331,000	-	658,000	1,647,000	2,305,000	610,000
1/12/94	Honolulu / Iwaena	-	-	3,382,000	688,000	-	-	4,070,000	4,070,000	1,492,000
1/12/94	Miami / Golden Glades	-	579,000	1,081,000	397,000	-	558,000	1,499,000	2,057,000	597,000
1/21/94	Herndon / Centreville Road	-	1,584,000	2,981,000	343,000	-	1,360,000	3,548,000	4,908,000	1,146,000
2/8/94	Las Vegas/S. Martin Luther King Blvd.	-	1,383,000	2,592,000	1,073,000	-	1,438,000	3,610,000	5,048,000	1,336,000
2/28/94	Arlingtn/Old Jeffersn Davishwy	-	735,000	1,399,000	284,000	-	631,000	1,787,000	2,418,000	707,000
3/8/94	Beaverton / Sw Barnes Road	-	942,000	1,810,000	176,000	-	808,000	2,120,000	2,928,000	851,000
3/21/94	Austin / Arboretum	-	473,000	897,000	2,773,000	-	1,556,000	2,587,000	4,143,000	693,000
3/25/94	Tinton Falls / Shrewsbury Ave	-	1,074,000	2,033,000	226,000	-	922,000	2,411,000	3,333,000	947,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
3/25/94	East Brunswick / Milltown Road	-	1,282,000	2,411,000	318,000	-	1,100,000	2,911,000	4,011,000	1,123,000
3/25/94	Mercerville / Quakerbridge Road	-	1,109,000	2,111,000	257,000	-	951,000	2,526,000	3,477,000	978,000
3/31/94	Hypoluxo	-	735,000	1,404,000	1,844,000	-	631,000	3,352,000	3,983,000	2,342,000
4/26/94	No. Highlands / Roseville Road	-	980,000	1,835,000	333,000	-	841,000	2,307,000	3,148,000	899,000
5/12/94	Fort Pierce/Okeechobee Road	-	438,000	842,000	280,000	-	375,000	1,185,000	1,560,000	502,000
5/24/94	Hempstead/Peninsula Blvd.	-	2,053,000	3,832,000	300,000	-	1,765,000	4,420,000	6,185,000	1,601,000
5/24/94	La/Huntington	-	483,000	905,000	152,000	-	414,000	1,126,000	1,540,000	448,000
6/9/94	Chattanooga / Brainerd Road	-	613,000	1,170,000	232,000	-	526,000	1,489,000	2,015,000	586,000
6/9/94	Chattanooga / Ringgold Road	-	761,000	1,433,000	396,000	-	654,000	1,936,000	2,590,000	782,000
6/18/94	Las Vegas / S. Valley View Blvd	-	837,000	1,571,000	157,000	-	719,000	1,846,000	2,565,000	691,000
6/23/94	Las Vegas / Tropicana	-	750,000	1,408,000	217,000	-	644,000	1,731,000	2,375,000	670,000
6/23/94	Henderson / Green Valley Pkwy	-	1,047,000	1,960,000	179,000	-	899,000	2,287,000	3,186,000	855,000
6/24/94	Las Vegas / N. Lamb Blvd.	-	869,000	1,629,000	39,000	-	670,000	1,867,000	2,537,000	358,000
6/30/94	Birmingham / W. Oxmoor Road	-	532,000	1,004,000	386,000	-	462,000	1,460,000	1,922,000	698,000
7/20/94	Milpitas / Dempsey Road	-	1,260,000	2,358,000	206,000	-	1,081,000	2,743,000	3,824,000	1,004,000
8/17/94	New Orleans/I-10	-	784,000	1,470,000	198,000	-	673,000	1,779,000	2,452,000	664,000
8/17/94	Beaverton / S.W. Denny Road	-	663,000	1,245,000	117,000	-	569,000	1,456,000	2,025,000	534,000
8/17/94	Irwindale / Central Ave.	-	674,000	1,263,000	93,000	-	579,000	1,451,000	2,030,000	525,000
8/17/94	Suitland / St. Barnabas Rd	-	1,530,000	2,913,000	292,000	-	1,314,000	3,421,000	4,735,000	1,248,000
8/17/94	North Brunswick / How Lane	-	1,238,000	2,323,000	115,000	-	1,063,000	2,613,000	3,676,000	911,000
8/17/94	Lombard / 64th	-	847,000	1,583,000	131,000	-	727,000	1,834,000	2,561,000	668,000
8/17/94	Alsip / 27th	-	406,000	765,000	109,000	-	348,000	932,000	1,280,000	359,000
9/15/94	Huntsville / Old Monrovia Road	-	613,000	1,157,000	245,000	-	526,000	1,489,000	2,015,000	577,000
9/27/94	West Haven / Bull Hill Lane	-	455,000	873,000	5,297,000	-	1,966,000	4,659,000	6,625,000	851,000
9/30/94	San Francisco / Marin St.	-	1,227,000	2,339,000	1,229,000	-	1,373,000	3,422,000	4,795,000	1,203,000
9/30/94	Baltimore / Hillen Street	-	580,000	1,095,000	261,000	-	498,000	1,438,000	1,936,000	539,000
9/30/94	San Francisco /10th & Howard	-	1,423,000	2,668,000	251,000	-	1,222,000	3,120,000	4,342,000	1,106,000
9/30/94	Montebello / E. Whittier	-	383,000	732,000	150,000	-	329,000	936,000	1,265,000	359,000
9/30/94	Arlington / Collins	-	228,000	435,000	243,000	-	195,000	711,000	906,000	362,000
9/30/94	Miami / S.W. 119th Ave	-	656,000	1,221,000	66,000	-	564,000	1,379,000	1,943,000	484,000
9/30/94	Blackwood / Erial Road	-	774,000	1,437,000	119,000	-	664,000	1,666,000	2,330,000	585,000
9/30/94	Concord / Monument	-	1,092,000	2,027,000	378,000	-	937,000	2,560,000	3,497,000	949,000
9/30/94	Rochester / Lee Road	-	469,000	871,000	224,000	-	402,000	1,162,000	1,564,000	449,000
9/30/94	Houston / Bellaire	-	623,000	1,157,000	215,000	-	535,000	1,460,000	1,995,000	529,000
9/30/94	Austin / Lamar Blvd	-	781,000	1,452,000	147,000	-	670,000	1,710,000	2,380,000	621,000
9/30/94	Milwaukee / Lovers Lane Rd	-	469,000	871,000	119,000	-	402,000	1,057,000	1,459,000	411,000
9/30/94	Monterey / Del Rey Oaks	-	1,093,000	1,897,000	100,000	-	904,000	2,186,000	3,090,000	814,000
9/30/94	St. Petersburg / 66Th St.	-	427,000	793,000	173,000	-	366,000	1,027,000	1,393,000	403,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
9/30/94	Dayton Bch / N. Nova Road	-	396,000	735,000	150,000	-	339,000	942,000	1,281,000	367,000
9/30/94	Maple Shade / Route 38	-	994,000	1,846,000	179,000	-	853,000	2,166,000	3,019,000	766,000
9/30/94	Marlton / Route 73 N.	-	938,000	1,742,000	82,000	-	805,000	1,957,000	2,762,000	685,000
9/30/94	Naperville / E. Ogden Ave	-	683,000	1,268,000	116,000	-	586,000	1,481,000	2,067,000	530,000
9/30/94	Long Beach / South Street	-	1,778,000	3,307,000	283,000	-	1,526,000	3,842,000	5,368,000	1,340,000
9/30/94	Aloha / S.W. Shaw	-	805,000	1,495,000	137,000	-	691,000	1,746,000	2,437,000	634,000
9/30/94	Alexandria / S. Pickett	-	1,550,000	2,879,000	222,000	-	1,331,000	3,320,000	4,651,000	1,156,000
9/30/94	Houston / Highway 6 North	-	1,120,000	2,083,000	225,000	-	961,000	2,467,000	3,428,000	916,000
9/30/94	San Antonio/Nacogdoches Rd	-	571,000	1,060,000	209,000	-	490,000	1,350,000	1,840,000	487,000
9/30/94	San Ramon/San Ramon Valley	-	1,530,000	2,840,000	369,000	-	1,313,000	3,426,000	4,739,000	1,265,000
9/30/94	San Rafael / Merrydale Rd	-	1,705,000	3,165,000	213,000	-	1,463,000	3,620,000	5,083,000	1,279,000
9/30/94	San Antonio / Austin Hwy	-	592,000	1,098,000	185,000	-	508,000	1,367,000	1,875,000	531,000
9/30/94	Sharonville / E. Kemper	-	574,000	1,070,000	236,000	-	493,000	1,387,000	1,880,000	497,000
10/7/94	Alcoa / Airport Plaza Drive	-	543,000	1,017,000	182,000	-	466,000	1,276,000	1,742,000	517,000
10/13/94	Davie / State Road 84	-	744,000	1,467,000	867,000	-	639,000	2,439,000	3,078,000	839,000
10/13/94	Carrollton / Marsh Lane	-	770,000	1,437,000	1,402,000	-	1,023,000	2,586,000	3,609,000	881,000
10/31/94	Sherman Oaks / Van Nuys Blvd	-	1,278,000	2,461,000	908,000	-	1,425,000	3,222,000	4,647,000	1,176,000
12/19/94	Salt Lake City/West North Temple	-	490,000	917,000	(55,000)	-	385,000	967,000	1,352,000	151,000
12/27/94	Knoxville / Chapman Highway	-	753,000	1,411,000	412,000	-	646,000	1,930,000	2,576,000	761,000
12/28/94	Milpitas / Watson	-	1,575,000	2,925,000	239,000	-	1,352,000	3,387,000	4,739,000	1,157,000
12/28/94	Las Vegas / Jones Blvd	-	1,208,000	2,243,000	163,000	-	1,036,000	2,578,000	3,614,000	885,000
12/28/94	Venice / Guthrie	-	578,000	1,073,000	131,000	-	496,000	1,286,000	1,782,000	452,000
12/30/94	Apple Valley / Foliage Ave	-	910,000	1,695,000	223,000	-	781,000	2,047,000	2,828,000	723,000
1/4/95	Chula Vista / Main Street	-	735,000	1,802,000	184,000	-	736,000	1,985,000	2,721,000	774,000
1/5/95	Pantego / West Park	-	315,000	735,000	156,000	-	315,000	891,000	1,206,000	362,000
1/12/95	Roswell / Alpharetta	-	423,000	993,000	303,000	-	423,000	1,296,000	1,719,000	485,000
1/23/95	North Bergen / Tonne	-	1,564,000	3,772,000	340,000	-	1,553,000	4,123,000	5,676,000	1,354,000
1/23/95	San Leandro / Hesperian	-	734,000	1,726,000	127,000	-	735,000	1,852,000	2,587,000	623,000
1/24/95	Nashville / Elm Hill	-	338,000	791,000	362,000	-	338,000	1,153,000	1,491,000	533,000
2/3/95	Reno / S. Mccarron Blvd	-	1,080,000	2,537,000	176,000	-	1,081,000	2,712,000	3,793,000	923,000
2/15/95	Schiller Park	-	1,688,000	3,939,000	264,000	-	1,690,000	4,201,000	5,891,000	1,212,000
2/15/95	Lansing	-	1,514,000	3,534,000	161,000	-	1,516,000	3,693,000	5,209,000	1,031,000
2/15/95	Pleasanton	-	1,257,000	2,932,000	71,000	-	1,258,000	3,002,000	4,260,000	828,000
2/15/95	LA/Sepulveda	-	1,453,000	3,390,000	112,000	-	1,455,000	3,500,000	4,955,000	976,000
2/28/95	Decatur / Flat Shoal	-	970,000	2,288,000	409,000	-	971,000	2,696,000	3,667,000	1,017,000
2/28/95	Smyrna / S. Cobb	-	663,000	1,559,000	241,000	-	664,000	1,799,000	2,463,000	660,000
2/28/95	Downey / Bellflower	-	916,000	2,158,000	135,000	-	917,000	2,292,000	3,209,000	763,000
2/28/95	Vallejo / Lincoln	-	445,000	1,052,000	193,000	-	446,000	1,244,000	1,690,000	460,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
2/28/95	Lynnwood / 180th St	-	516,000	1,205,000	205,000	-	517,000	1,409,000	1,926,000	526,000
2/28/95	Kent / Pacific Hwy	-	728,000	1,711,000	148,000	-	729,000	1,858,000	2,587,000	643,000
2/28/95	Kirkland	-	1,254,000	2,932,000	217,000	-	1,255,000	3,148,000	4,403,000	1,053,000
2/28/95	Federal Way/Pacific	-	785,000	1,832,000	270,000	-	786,000	2,101,000	2,887,000	794,000
2/28/95	Tampa / S. Dale	-	791,000	1,852,000	234,000	-	792,000	2,085,000	2,877,000	762,000
2/28/95	Burlingame/Adrian Rd	-	2,280,000	5,349,000	315,000	-	2,283,000	5,661,000	7,944,000	1,889,000
2/28/95	Miami / Cloverleaf	-	606,000	1,426,000	218,000	-	607,000	1,643,000	2,250,000	593,000
2/28/95	Pinole / San Pablo	-	639,000	1,502,000	233,000	-	640,000	1,734,000	2,374,000	651,000
2/28/95	South Gate / Firesto	-	1,442,000	3,449,000	350,000	-	1,444,000	3,797,000	5,241,000	1,370,000
2/28/95	San Jose / Mabury	-	892,000	2,088,000	141,000	-	893,000	2,228,000	3,121,000	721,000
2/28/95	La Puente / Valley Blvd	-	591,000	1,390,000	222,000	-	592,000	1,611,000	2,203,000	620,000
2/28/95	San Jose / Capitol E	-	1,215,000	2,852,000	145,000	-	1,216,000	2,996,000	4,212,000	1,007,000
2/28/95	Milwaukie / 40th Street	-	576,000	1,388,000	114,000	-	580,000	1,498,000	2,078,000	530,000
2/28/95	Portland / N. Lombard	-	812,000	1,900,000	199,000	-	813,000	2,098,000	2,911,000	724,000
2/28/95	Miami / Biscayne	-	1,313,000	3,076,000	131,000	-	1,315,000	3,205,000	4,520,000	1,061,000
2/28/95	Chicago / Clark Street	-	442,000	1,031,000	328,000	-	443,000	1,358,000	1,801,000	516,000
2/28/95	Palatine / Dundee	-	698,000	1,643,000	178,000	-	699,000	1,820,000	2,519,000	643,000
2/28/95	Williamsville/Transit	-	284,000	670,000	181,000	-	284,000	851,000	1,135,000	320,000
2/28/95	Amherst / Sheridan	-	484,000	1,151,000	158,000	-	485,000	1,308,000	1,793,000	478,000
3/2/95	Everett / Highway 99	-	859,000	2,022,000	234,000	-	860,000	2,255,000	3,115,000	822,000
3/2/95	Burien / 1St Ave South	-	763,000	1,783,000	263,000	-	764,000	2,045,000	2,809,000	780,000
3/2/95	Kent / South 238th Street	-	763,000	1,783,000	267,000	-	764,000	2,049,000	2,813,000	771,000
3/31/95	Cheverly / Central Ave	-	911,000	2,164,000	166,000	-	912,000	2,329,000	3,241,000	768,000
5/1/95	Sandy / S. State Street	-	1,043,000	2,442,000	(302,000)	-	924,000	2,259,000	3,183,000	349,000
5/3/95	Largo / Ulmerton Roa	-	263,000	654,000	139,000	-	263,000	793,000	1,056,000	334,000
5/8/95	Fairfield/Western Street	-	439,000	1,030,000	85,000	-	440,000	1,114,000	1,554,000	377,000
5/8/95	Dallas / W. Mockingbird	-	1,440,000	3,371,000	163,000	-	1,442,000	3,532,000	4,974,000	1,138,000
5/8/95	East Point / Lakewood	-	884,000	2,071,000	333,000	-	885,000	2,403,000	3,288,000	862,000
5/25/95	Falls Church / Gallo	-	350,000	835,000	212,000	-	350,000	1,047,000	1,397,000	447,000
6/12/95	Baltimore / Old Waterloo	-	769,000	1,850,000	134,000	-	770,000	1,983,000	2,753,000	641,000
6/12/95	Pleasant Hill / Hookston	-	766,000	1,848,000	133,000	-	767,000	1,980,000	2,747,000	648,000
6/12/95	Mountain View/Old Middlefield	-	2,095,000	4,913,000	107,000	-	2,097,000	5,018,000	7,115,000	1,558,000
6/30/95	San Jose / Blossom Hill	-	1,467,000	3,444,000	179,000	-	1,469,000	3,621,000	5,090,000	1,159,000
6/30/95	Fairfield / Kings Highway	-	1,811,000	4,273,000	224,000	-	1,813,000	4,495,000	6,308,000	1,466,000
6/30/95	Pacoima / Paxton Street	1,008,000	840,000	1,976,000	139,000	-	841,000	2,114,000	2,955,000	677,000
6/30/95	Portland / Prescott	-	647,000	1,509,000	179,000	-	648,000	1,687,000	2,335,000	577,000
6/30/95	St. Petersburg	-	352,000	827,000	198,000	-	352,000	1,025,000	1,377,000	380,000
6/30/95	Dallas / Audelia Road	-	1,166,000	2,725,000	822,000	-	1,167,000	3,546,000	4,713,000	1,369,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
6/30/95	Miami Gardens	-	823,000	1,929,000	183,000	-	824,000	2,111,000	2,935,000	693,000
6/30/95	Grand Prairie / 19th	-	566,000	1,329,000	145,000	-	567,000	1,473,000	2,040,000	504,000
6/30/95	Joliet / Jefferson Street	-	501,000	1,181,000	175,000	-	502,000	1,355,000	1,857,000	474,000
6/30/95	Bridgeton / Pennridge	-	283,000	661,000	171,000	-	283,000	832,000	1,115,000	319,000
6/30/95	Portland / S.E.92nd	-	638,000	1,497,000	167,000	-	639,000	1,663,000	2,302,000	577,000
6/30/95	Houston / S.W. Freeway	-	537,000	1,254,000	5,294,000	-	1,608,000	5,477,000	7,085,000	634,000
6/30/95	Milwaukee / Brown	-	358,000	849,000	164,000	-	358,000	1,013,000	1,371,000	366,000
6/30/95	Orlando / W. Oak Ridge	-	698,000	1,642,000	205,000	-	699,000	1,846,000	2,545,000	653,000
6/30/95	Lauderhill / State Road	-	644,000	1,508,000	135,000	-	645,000	1,642,000	2,287,000	557,000
6/30/95	Orange Park /Blanding Blvd	-	394,000	918,000	204,000	-	394,000	1,122,000	1,516,000	411,000
6/30/95	St. Petersburg /Joe'S Creek	-	704,000	1,642,000	197,000	-	705,000	1,838,000	2,543,000	610,000
6/30/95	St. Louis / Page Service Drive	-	531,000	1,241,000	169,000	-	532,000	1,409,000	1,941,000	486,000
6/30/95	Independence /E. 42nd	-	438,000	1,023,000	176,000	-	439,000	1,198,000	1,637,000	432,000
6/30/95	Cherry Hill / Dobbs Lane	-	716,000	1,676,000	123,000	-	717,000	1,798,000	2,515,000	565,000
6/30/95	Edgewater Park / Route 130	-	683,000	1,593,000	113,000	-	684,000	1,705,000	2,389,000	539,000
6/30/95	Beaverton / S.W. 110	-	572,000	1,342,000	152,000	-	573,000	1,493,000	2,066,000	504,000
6/30/95	Markham / W. 159Th Place	-	230,000	539,000	129,000	-	230,000	668,000	898,000	253,000
6/30/95	Houston / N.W. Freeway	-	447,000	1,066,000	122,000	-	448,000	1,187,000	1,635,000	436,000
6/30/95	Portland / Gantenbein	-	537,000	1,262,000	165,000	-	538,000	1,426,000	1,964,000	478,000
6/30/95	Upper Chichester/Market St.	-	569,000	1,329,000	113,000	-	570,000	1,441,000	2,011,000	477,000
6/30/95	Fort Worth / Hwy 80	-	379,000	891,000	132,000	-	379,000	1,023,000	1,402,000	365,000
6/30/95	Greenfield/ S. 108th	-	728,000	1,707,000	204,000	-	729,000	1,910,000	2,639,000	651,000
6/30/95	Altamonte Springs	-	566,000	1,326,000	118,000	-	567,000	1,443,000	2,010,000	480,000
6/30/95	East Hazel Crest / Halsted	-	483,000	1,127,000	165,000	-	484,000	1,291,000	1,775,000	460,000
6/30/95	Seattle / Delridge Way	-	760,000	1,779,000	163,000	-	761,000	1,941,000	2,702,000	656,000
6/30/95	Elmhurst / Lake Frontage Rd	-	748,000	1,758,000	156,000	-	749,000	1,913,000	2,662,000	631,000
6/30/95	Los Angeles / Beverly Blvd	-	787,000	1,886,000	313,000	-	788,000	2,198,000	2,986,000	829,000
6/30/95	Lawrenceville / Brunswick	-	841,000	1,961,000	115,000	-	842,000	2,075,000	2,917,000	658,000
6/30/95	Richmond / Carlson	-	865,000	2,025,000	297,000	-	866,000	2,321,000	3,187,000	773,000
6/30/95	Liverpool / Oswego Road	-	545,000	1,279,000	245,000	-	546,000	1,523,000	2,069,000	518,000
6/30/95	Rochester / East Ave	-	578,000	1,375,000	150,000	-	579,000	1,524,000	2,103,000	519,000
6/30/95	Pasadena / E. Beltway	-	757,000	1,767,000	140,000	-	758,000	1,906,000	2,664,000	622,000
7/13/95	Tarzana / Burbank Blvd	-	2,895,000	6,823,000	391,000	-	2,898,000	7,211,000	10,109,000	2,407,000
7/31/95	Orlando / Lakehurst	911,000	450,000	1,063,000	152,000	-	451,000	1,214,000	1,665,000	409,000
7/31/95	Livermore / Portola	1,222,000	921,000	2,157,000	190,000	-	922,000	2,346,000	3,268,000	767,000
7/31/95	San Jose / Tully	1,512,000	912,000	2,137,000	277,000	-	913,000	2,413,000	3,326,000	799,000
7/31/95	Mission Bay	3,752,000	1,617,000	3,785,000	461,000	-	1,619,000	4,244,000	5,863,000	1,469,000
7/31/95	Las Vegas / Decatur	-	1,147,000	2,697,000	278,000	-	1,148,000	2,974,000	4,122,000	968,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
7/31/95	Pleasanton / Stanley	-	1,624,000	3,811,000	203,000	-	1,626,000	4,012,000	5,638,000	1,264,000
7/31/95	Castro Valley / Grove	-	757,000	1,772,000	85,000	-	758,000	1,856,000	2,614,000	589,000
7/31/95	Honolulu / Kaneohe	-	1,215,000	2,846,000	2,037,000	-	2,136,000	3,962,000	6,098,000	1,110,000
7/31/95	Chicago / Wabash Ave	-	645,000	1,535,000	646,000	-	646,000	2,180,000	2,826,000	911,000
7/31/95	Springfield / Parker	-	765,000	1,834,000	149,000	-	766,000	1,982,000	2,748,000	650,000
7/31/95	Huntington Bch/Gotham	-	765,000	1,808,000	168,000	-	766,000	1,975,000	2,741,000	670,000
7/31/95	Tucker / Lawrenceville	-	630,000	1,480,000	175,000	-	631,000	1,654,000	2,285,000	585,000
7/31/95	Marietta / Canton Road	-	600,000	1,423,000	226,000	-	601,000	1,648,000	2,249,000	582,000
7/31/95	Wheeling / Hintz	-	450,000	1,054,000	120,000	-	451,000	1,173,000	1,624,000	405,000
8/1/95	Gresham / Division	-	607,000	1,428,000	102,000	-	608,000	1,529,000	2,137,000	503,000
8/1/95	Tucker / Lawrenceville	-	600,000	1,405,000	254,000	-	601,000	1,658,000	2,259,000	601,000
8/1/95	Decatur / Covington	-	720,000	1,694,000	199,000	-	721,000	1,892,000	2,613,000	653,000
8/11/95	Studio City/Ventura	-	1,285,000	3,015,000	157,000	-	1,287,000	3,170,000	4,457,000	992,000
8/12/95	Smyrna / Hargrove Road	-	1,020,000	3,038,000	346,000	-	1,021,000	3,383,000	4,404,000	1,027,000
9/1/95	Hayward / Mission Blvd	-	1,020,000	2,383,000	158,000	-	1,021,000	2,540,000	3,561,000	793,000
9/1/95	Park City / Belvider	-	600,000	1,405,000	105,000	-	601,000	1,509,000	2,110,000	478,000
9/1/95	New Castle/Dupont Parkway	-	990,000	2,369,000	158,000	-	991,000	2,526,000	3,517,000	789,000
9/1/95	Las Vegas / Rainbow	-	1,050,000	2,459,000	113,000	-	1,051,000	2,571,000	3,622,000	807,000
9/1/95	Mountain View / Reng	-	945,000	2,216,000	126,000	-	946,000	2,341,000	3,287,000	734,000
9/1/95	Venice / Cadillac	-	930,000	2,182,000	213,000	-	931,000	2,394,000	3,325,000	800,000
9/1/95	Simi Valley /Los Angeles	-	1,590,000	3,724,000	190,000	-	1,592,000	3,912,000	5,504,000	1,233,000
9/1/95	Spring Valley/Foreman	-	1,095,000	2,572,000	156,000	-	1,096,000	2,727,000	3,823,000	851,000
9/6/95	Darien / Frontage Road	-	975,000	2,321,000	104,000	-	976,000	2,424,000	3,400,000	784,000
9/30/95	Whittier	-	215,000	384,000	206,000	772,000	215,000	1,362,000	1,577,000	456,000
9/30/95	Van Nuys/Balboa	-	295,000	657,000	130,000	1,165,000	295,000	1,952,000	2,247,000	722,000
9/30/95	Huntington Beach	-	176,000	321,000	170,000	723,000	176,000	1,214,000	1,390,000	433,000
9/30/95	Monterey Park	82,000	124,000	346,000	129,000	785,000	124,000	1,260,000	1,384,000	477,000
9/30/95	Downey	-	191,000	317,000	154,000	816,000	191,000	1,287,000	1,478,000	459,000
9/30/95	Del Amo	-	474,000	742,000	144,000	940,000	475,000	1,825,000	2,300,000	826,000
9/30/95	Carson	-	375,000	735,000	119,000	422,000	375,000	1,276,000	1,651,000	397,000
9/30/95	Van Nuys/Balboa Blvd	-	1,920,000	4,504,000	317,000	-	1,922,000	4,819,000	6,741,000	1,310,000
10/31/95	San Lorenzo /Hesperian	-	1,590,000	3,716,000	381,000	-	1,592,000	4,095,000	5,687,000	1,029,000
10/31/95	Chicago / W. 47th Street	-	300,000	708,000	202,000	-	300,000	910,000	1,210,000	279,000
10/31/95	Los Angeles / Eastern	-	455,000	1,070,000	133,000	-	456,000	1,202,000	1,658,000	357,000
11/15/95	Costa Mesa	-	522,000	1,218,000	68,000	-	523,000	1,285,000	1,808,000	385,000
11/15/95	Plano / E. 14th	-	705,000	1,646,000	91,000	-	706,000	1,736,000	2,442,000	503,000
11/15/95	Citrus Heights/Sunrise	-	520,000	1,213,000	125,000	-	521,000	1,337,000	1,858,000	434,000
11/15/95	Modesto/Briggsmore Ave	-	470,000	1,097,000	111,000	-	471,000	1,207,000	1,678,000	376,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
11/15/95	So San Francisco/Spruce	-	1,905,000	4,444,000	346,000	-	1,907,000	4,788,000	6,695,000	1,390,000
11/15/95	Pacheco/Buchanan Circle	-	1,681,000	3,951,000	209,000	-	1,683,000	4,158,000	5,841,000	1,200,000
11/16/95	Palm Beach Gardens	-	657,000	1,540,000	150,000	-	658,000	1,689,000	2,347,000	544,000
11/16/95	Delray Beach	-	600,000	1,407,000	168,000	-	601,000	1,574,000	2,175,000	528,000
1/1/96	Bensenville/York Rd	-	667,000	1,602,000	175,000	895,000	668,000	2,671,000	3,339,000	706,000
1/1/96	Louisville/Preston	-	211,000	1,060,000	78,000	594,000	211,000	1,732,000	1,943,000	450,000
1/1/96	San Jose/Aborn Road	-	615,000	1,342,000	97,000	759,000	616,000	2,197,000	2,813,000	583,000
1/1/96	Englewood/Federal	-	481,000	1,395,000	128,000	777,000	482,000	2,299,000	2,781,000	621,000
1/1/96	W. Hollywood/Santa Monica	-	3,415,000	4,577,000	210,000	2,552,000	3,419,000	7,335,000	10,754,000	1,873,000
1/1/96	Orland Hills/W. 159th	-	917,000	2,392,000	206,000	1,342,000	918,000	3,939,000	4,857,000	1,041,000
1/1/96	Merrionette Park	-	818,000	2,020,000	95,000	1,122,000	819,000	3,236,000	4,055,000	840,000
1/1/96	Denver/S Quebec	-	1,849,000	1,941,000	171,000	1,086,000	1,851,000	3,196,000	5,047,000	824,000
1/1/96	Tigard/S.W. Pacific	-	633,000	1,206,000	126,000	705,000	634,000	2,036,000	2,670,000	531,000
1/1/96	Coram/Middle Count	-	507,000	1,421,000	103,000	792,000	508,000	2,315,000	2,823,000	573,000
1/1/96	Houston/FM 1960	-	635,000	1,294,000	221,000	783,000	636,000	2,297,000	2,933,000	638,000
1/1/96	Kent/Military Trail	-	409,000	1,670,000	160,000	956,000	409,000	2,786,000	3,195,000	703,000
1/1/96	Turnersville/Black	-	165,000	1,360,000	119,000	758,000	165,000	2,237,000	2,402,000	564,000
1/1/96	Sewell/Rts. 553	-	323,000	1,138,000	116,000	658,000	323,000	1,912,000	2,235,000	496,000
1/1/96	Maple Shade/Fellowship	-	331,000	1,421,000	125,000	803,000	331,000	2,349,000	2,680,000	572,000
1/1/96	Hyattsville/Kenilworth	-	509,000	1,757,000	128,000	1,000,000	510,000	2,884,000	3,394,000	706,000
1/1/96	Waterbury/Captain	-	434,000	2,089,000	131,000	1,162,000	435,000	3,381,000	3,816,000	733,000
1/1/96	Bedford Hts/Miles	-	835,000	1,577,000	267,000	929,000	836,000	2,772,000	3,608,000	695,000
1/1/96	Livonia/Newburgh	-	635,000	1,407,000	115,000	783,000	636,000	2,304,000	2,940,000	563,000
1/1/96	Sunland/Sunland Blvd.	-	631,000	1,965,000	84,000	1,090,000	632,000	3,138,000	3,770,000	737,000
1/1/96	Des Moines	-	448,000	1,350,000	101,000	768,000	449,000	2,218,000	2,667,000	574,000
1/1/96	Oxonhill/Indianhead	-	772,000	2,017,000	256,000	1,141,000	773,000	3,413,000	4,186,000	807,000
1/1/96	Sacramento/N. 16th	-	582,000	2,610,000	157,000	1,466,000	583,000	4,232,000	4,815,000	871,000
1/1/96	Houston/Westheimer	-	1,508,000	2,274,000	202,000	1,304,000	1,510,000	3,778,000	5,288,000	958,000
1/1/96	San Pablo/San Pablo	-	565,000	1,232,000	141,000	713,000	566,000	2,085,000	2,651,000	515,000
1/1/96	Bowie/Woodcliff	-	718,000	2,336,000	99,000	1,292,000	719,000	3,726,000	4,445,000	829,000
1/1/96	Milwaukee/S. 84th	-	444,000	1,868,000	249,000	1,091,000	445,000	3,207,000	3,652,000	740,000
1/1/96	Clinton/Malcolm Road	-	593,000	2,123,000	207,000	1,187,000	594,000	3,516,000	4,110,000	763,000
1/3/96	San Gabriel	-	1,005,000	2,345,000	229,000	-	1,006,000	2,573,000	3,579,000	847,000
1/5/96	San Francisco, Second St.	-	2,880,000	6,814,000	198,000	-	2,883,000	7,009,000	9,892,000	2,012,000
1/12/96	San Antonio, TX	-	912,000	2,170,000	75,000	-	913,000	2,244,000	3,157,000	662,000
2/29/96	Naples, FL/Old US 41	-	849,000	2,016,000	147,000	-	850,000	2,162,000	3,012,000	640,000
2/29/96	Lake Worth, FL/S. Military Tr.	-	1,782,000	4,723,000	168,000	-	1,784,000	4,889,000	6,673,000	1,392,000
2/29/96	Brandon, FL/W Brandon Blvd.	-	1,928,000	4,523,000	904,000	-	1,930,000	5,425,000	7,355,000	2,059,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
2/29/96	Coral Springs FL/W Sample Rd.	-	3,480,000	8,148,000	225,000	-	3,484,000	8,369,000	11,853,000	2,337,000
2/29/96	Delray Beach FL/S Military Tr.	-	941,000	2,222,000	178,000	-	942,000	2,399,000	3,341,000	751,000
2/29/96	Jupiter FL/Military Trail	-	2,280,000	5,347,000	290,000	-	2,283,000	5,634,000	7,917,000	1,564,000
2/29/96	Lakeworth FL/Lake Worth Rd	-	737,000	1,742,000	156,000	-	738,000	1,897,000	2,635,000	597,000
2/29/96	New Port Richey/State Rd 54	-	857,000	2,025,000	145,000	-	858,000	2,169,000	3,027,000	653,000
2/29/96	Sanford FL/S Orlando Dr	-	734,000	1,749,000	1,894,000	-	976,000	3,401,000	4,377,000	988,000
3/8/96	Atlanta/Roswell	-	898,000	3,649,000	94,000	-	899,000	3,742,000	4,641,000	1,045,000
3/31/96	Oakland	-	1,065,000	2,764,000	244,000	-	1,066,000	3,007,000	4,073,000	899,000
3/31/96	Saratoga	-	2,339,000	6,081,000	126,000	-	2,342,000	6,204,000	8,546,000	1,709,000
3/31/96	Randallstown	-	1,359,000	3,527,000	240,000	-	1,361,000	3,765,000	5,126,000	1,073,000
3/31/96	Plano	-	650,000	1,682,000	126,000	-	651,000	1,807,000	2,458,000	543,000
3/31/96	Houston	-	543,000	1,402,000	120,000	-	544,000	1,521,000	2,065,000	454,000
3/31/96	Irvine	-	1,920,000	4,975,000	503,000	-	1,922,000	5,476,000	7,398,000	1,557,000
3/31/96	Milwaukee	-	542,000	1,402,000	109,000	-	543,000	1,510,000	2,053,000	454,000
3/31/96	Carrollton	-	578,000	1,495,000	107,000	-	579,000	1,601,000	2,180,000	473,000
3/31/96	Torrance	-	1,415,000	3,675,000	158,000	-	1,417,000	3,831,000	5,248,000	1,076,000
3/31/96	Jacksonville	-	713,000	1,845,000	192,000	-	714,000	2,036,000	2,750,000	611,000
3/31/96	Dallas	-	315,000	810,000	1,728,000	-	315,000	2,538,000	2,853,000	406,000
3/31/96	Houston	-	669,000	1,724,000	447,000	-	670,000	2,170,000	2,840,000	668,000
3/31/96	Baltimore	-	842,000	2,180,000	177,000	-	843,000	2,356,000	3,199,000	676,000
3/31/96	New Haven	-	740,000	1,907,000	(241,000)	-	669,000	1,737,000	2,406,000	522,000
4/1/96	Chicago/Pulaski	-	764,000	1,869,000	152,000	-	765,000	2,020,000	2,785,000	529,000
4/1/96	Las Vegas/Desert Inn	-	1,115,000	2,729,000	115,000	-	1,116,000	2,843,000	3,959,000	753,000
4/1/96	Torrance/Crenshaw	-	916,000	2,243,000	87,000	-	917,000	2,329,000	3,246,000	582,000
4/1/96	Weymouth	-	485,000	1,187,000	150,000	-	486,000	1,336,000	1,822,000	300,000
4/1/96	St. Louis/Barrett Station Road	-	630,000	1,542,000	111,000	-	631,000	1,652,000	2,283,000	413,000
4/1/96	Rockville/Randolph	-	1,153,000	2,823,000	148,000	-	1,154,000	2,970,000	4,124,000	734,000
4/1/96	Simi Valley/East Street	-	970,000	2,374,000	67,000	-	971,000	2,440,000	3,411,000	605,000
4/1/96	Houston/Westheimer	-	1,390,000	3,402,000	4,203,000	-	1,392,000	7,603,000	8,995,000	1,874,000
4/3/96	Naples	-	1,187,000	2,809,000	216,000	-	1,188,000	3,024,000	4,212,000	917,000
6/26/96	Boca Raton	-	3,180,000	7,468,000	967,000	-	3,184,000	8,431,000	11,615,000	2,370,000
6/28/96	Venice	-	669,000	1,575,000	160,000	-	670,000	1,734,000	2,404,000	530,000
6/30/96	Las Vegas	-	921,000	2,155,000	188,000	-	922,000	2,342,000	3,264,000	679,000
6/30/96	Bedford Park	-	606,000	1,419,000	195,000	-	607,000	1,613,000	2,220,000	495,000
6/30/96	Los Angeles	-	692,000	1,616,000	96,000	-	693,000	1,711,000	2,404,000	490,000
6/30/96	Silver Spring	-	1,513,000	3,535,000	247,000	-	1,515,000	3,780,000	5,295,000	1,063,000
6/30/96	Newark	-	1,051,000	2,458,000	114,000	-	1,052,000	2,571,000	3,623,000	700,000
6/30/96	Brooklyn	-	783,000	1,830,000	416,000	-	784,000	2,245,000	3,029,000	714,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
7/2/96	Glen Burnie/Furnace Br Rd	-	1,755,000	4,150,000	156,000	-	1,757,000	4,304,000	6,061,000	1,162,000
7/22/96	Lakewood/W Hampton	-	717,000	2,092,000	73,000	-	717,000	2,165,000	2,882,000	575,000
8/13/96	Norcross/Holcomb Bridge Rd	-	955,000	3,117,000	122,000	-	956,000	3,238,000	4,194,000	854,000
9/5/96	Spring Valley/S Pascack rd	-	1,260,000	2,966,000	282,000	-	1,261,000	3,247,000	4,508,000	935,000
9/16/96	Dallas/Royal Lane	-	1,008,000	2,426,000	202,000	-	1,009,000	2,627,000	3,636,000	710,000
9/16/96	Colorado Springs/Tomah Drive	-	731,000	1,759,000	106,000	-	732,000	1,864,000	2,596,000	502,000
9/16/96	Lewisville/S. Stemmons	-	603,000	1,451,000	137,000	-	604,000	1,587,000	2,191,000	449,000
9/16/96	Las Vegas/Boulder Hwy.	-	947,000	2,279,000	244,000	-	948,000	2,522,000	3,470,000	660,000
9/16/96	Sarasota/S. Tamiami Trail	-	584,000	1,407,000	112,000	-	585,000	1,518,000	2,103,000	419,000
9/16/96	Willow Grove/Maryland Road	-	673,000	1,620,000	83,000	-	674,000	1,702,000	2,376,000	450,000
9/16/96	Houston/W. Montgomery Rd.	-	524,000	1,261,000	184,000	-	525,000	1,444,000	1,969,000	408,000
9/16/96	Denver/W. Hampden	-	1,084,000	2,609,000	143,000	-	1,085,000	2,751,000	3,836,000	711,000
9/16/96	Littleton/Southpark Way	-	922,000	2,221,000	237,000	-	923,000	2,457,000	3,380,000	649,000
9/16/96	Petaluma/Baywood Drive	-	861,000	2,074,000	147,000	-	862,000	2,220,000	3,082,000	585,000
9/16/96	Canoga Park/Sherman Way	-	1,543,000	3,716,000	529,000	-	1,545,000	4,243,000	5,788,000	1,034,000
9/16/96	Jacksonville/South Lane Ave.	-	554,000	1,334,000	182,000	-	555,000	1,515,000	2,070,000	450,000
9/16/96	Newport News/Warwick Blvd.	-	575,000	1,385,000	144,000	-	576,000	1,528,000	2,104,000	424,000
9/16/96	Greenbrook/Route 22	-	1,227,000	2,954,000	243,000	-	1,228,000	3,196,000	4,424,000	845,000
9/16/96	Monsey/Route 59	-	1,068,000	2,572,000	109,000	-	1,069,000	2,680,000	3,749,000	691,000
9/16/96	Santa Rosa/Santa Rosa Ave.	-	575,000	1,385,000	104,000	-	576,000	1,488,000	2,064,000	392,000
9/16/96	Fort Worth/Brentwood	-	823,000	2,016,000	134,000	-	824,000	2,149,000	2,973,000	589,000
9/16/96	Glendale/San Fernando Road	-	2,500,000	6,124,000	121,000	-	2,503,000	6,242,000	8,745,000	1,562,000
9/16/96	Houston/Harwin	-	549,000	1,344,000	129,000	-	550,000	1,472,000	2,022,000	421,000
9/16/96	Irvine/Cowan Street	-	1,890,000	4,631,000	211,000	-	1,892,000	4,840,000	6,732,000	1,253,000
9/16/96	Fairfield/Dixie Highway	-	427,000	1,046,000	106,000	-	428,000	1,151,000	1,579,000	303,000
9/16/96	Mesa/Country Club Drive	-	701,000	1,718,000	163,000	-	702,000	1,880,000	2,582,000	500,000
9/16/96	San Francisco/Geary Blvd.	-	2,957,000	7,244,000	260,000	-	2,960,000	7,501,000	10,461,000	1,882,000
9/16/96	Houston/Gulf Freeway	-	701,000	1,718,000	3,303,000	-	702,000	5,020,000	5,722,000	707,000
9/16/96	Las Vegas/S. Decatur Blvd.	-	1,037,000	2,539,000	140,000	-	1,038,000	2,678,000	3,716,000	703,000
9/16/96	Tempe/McKellips Road	-	823,000	1,972,000	210,000	-	824,000	2,181,000	3,005,000	590,000
9/16/96	Richland Hills/Airport Fwy.	-	473,000	1,158,000	143,000	-	474,000	1,300,000	1,774,000	390,000
10/11/96	Hampton/Pembroke Road	-	1,080,000	2,346,000	(254,000)	-	915,000	2,257,000	3,172,000	354,000
10/11/96	Norfolk/Widgeon Road	-	1,110,000	2,405,000	(360,000)	-	909,000	2,246,000	3,155,000	364,000
10/11/96	Richmond/Bloom Lane	-	1,188,000	2,512,000	(204,000)	-	996,000	2,500,000	3,496,000	408,000
10/11/96	Virginia Beach/Southern Blvd	-	282,000	610,000	227,000	-	282,000	837,000	1,119,000	316,000
10/11/96	Chesapeake/Military Hwy	-	912,000	1,974,000	373,000	-	913,000	2,346,000	3,259,000	741,000
10/11/96	Richmond/Midlothian Park	-	762,000	1,588,000	450,000	-	763,000	2,037,000	2,800,000	730,000
10/11/96	Roanoke/Peters Creek Road	-	819,000	1,776,000	232,000	-	820,000	2,007,000	2,827,000	596,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
10/11/96	Orlando/E Oakridge Rd	-	927,000	2,020,000	217,000	-	928,000	2,236,000	3,164,000	616,000
10/11/96	Orlando/South Hwy 17-92	-	1,170,000	2,549,000	182,000	-	1,171,000	2,730,000	3,901,000	750,000
10/25/96	Austin/Renelli	-	1,710,000	3,990,000	220,000	-	1,712,000	4,208,000	5,920,000	1,129,000
10/25/96	Austin/Santiago	-	900,000	2,100,000	199,000	-	901,000	2,298,000	3,199,000	643,000
10/25/96	Dallas/East N.W. Highway	-	698,000	1,628,000	153,000	-	699,000	1,780,000	2,479,000	498,000
10/25/96	Dallas/Denton Drive	-	900,000	2,100,000	133,000	-	901,000	2,232,000	3,133,000	619,000
10/25/96	Houston/Hempstead	-	518,000	1,207,000	214,000	-	519,000	1,420,000	1,939,000	455,000
10/25/96	Pasadena/So. Shaver	-	420,000	980,000	188,000	-	420,000	1,168,000	1,588,000	339,000
10/31/96	Houston/Joel Wheaton Rd	-	465,000	1,085,000	184,000	-	466,000	1,268,000	1,734,000	371,000
10/31/96	Mt Holly/541 Bypass	-	360,000	840,000	160,000	-	360,000	1,000,000	1,360,000	291,000
11/13/96	Town East/Mesquite	-	330,000	770,000	119,000	-	330,000	889,000	1,219,000	261,000
11/14/96	Bossier City LA	-	633,000	1,488,000	(158,000)	-	558,000	1,405,000	1,963,000	235,000
12/5/96	Lake Forest/Bake Parkway	-	971,000	2,173,000	568,000	-	974,000	2,738,000	3,712,000	603,000
12/16/96	Cherry Hill/Old Cuthbert	-	645,000	1,505,000	299,000	-	646,000	1,803,000	2,449,000	521,000
12/16/96	Oklahoma City/SW 74th	-	375,000	875,000	109,000	-	375,000	984,000	1,359,000	290,000
12/16/96	Oklahoma City/S Santa Fe	-	360,000	840,000	138,000	-	360,000	978,000	1,338,000	298,000
12/16/96	Oklahoma City/S. May	-	360,000	840,000	130,000	-	360,000	970,000	1,330,000	297,000
12/16/96	Arlington/S. Watson Rd.	-	930,000	2,170,000	410,000	-	931,000	2,579,000	3,510,000	788,000
12/16/96	Richardson/E. Arapaho	-	1,290,000	3,010,000	221,000	-	1,292,000	3,229,000	4,521,000	856,000
12/23/96	Eagle Rock/Colorado	-	330,000	813,000	371,000	-	445,000	1,069,000	1,514,000	171,000
12/23/96	Upper Darby/Lansdowne	-	899,000	2,272,000	170,000	-	900,000	2,441,000	3,341,000	631,000
12/23/96	Plymouth Meeting /Chemical	-	1,109,000	2,802,000	132,000	-	1,110,000	2,933,000	4,043,000	349,000
12/23/96	Philadelphia/Byberry	-	1,019,000	2,575,000	140,000	-	1,020,000	2,714,000	3,734,000	708,000
12/23/96	Ft. Lauderdale/State Road	-	1,199,000	3,030,000	157,000	-	1,200,000	3,186,000	4,386,000	825,000
12/23/96	Englewood/Costilla	-	1,739,000	4,393,000	129,000	-	1,741,000	4,520,000	6,261,000	1,123,000
12/23/96	Lilburn/Beaver Ruin Road	-	600,000	1,515,000	151,000	-	601,000	1,665,000	2,266,000	442,000
12/23/96	Carmichael/Fair Oaks	-	809,000	2,045,000	179,000	-	810,000	2,223,000	3,033,000	590,000
12/23/96	Portland/Division Street	-	989,000	2,499,000	120,000	-	990,000	2,618,000	3,608,000	685,000
12/23/96	Napa/Industrial	-	660,000	1,666,000	131,000	-	661,000	1,796,000	2,457,000	492,000
12/23/96	Wheatridge/W. 44th Avenue	-	1,439,000	3,636,000	133,000	-	1,441,000	3,767,000	5,208,000	944,000
12/23/96	Las Vegas/Charleston	-	1,049,000	2,651,000	118,000	-	1,050,000	2,768,000	3,818,000	703,000
12/23/96	Las Vegas/South Arvill	-	929,000	2,348,000	117,000	-	930,000	2,464,000	3,394,000	632,000
12/23/96	Los Angeles/Santa Monica	-	3,328,000	8,407,000	204,000	-	3,332,000	8,607,000	11,939,000	2,137,000
12/23/96	Warren/Schoenherr Rd.	-	749,000	1,894,000	169,000	-	750,000	2,062,000	2,812,000	541,000
12/23/96	Portland/N.E. 71st Avenue	-	869,000	2,196,000	177,000	-	870,000	2,372,000	3,242,000	647,000
12/23/96	Seattle/Pacific Hwy. South	-	689,000	1,742,000	185,000	-	690,000	1,926,000	2,616,000	536,000
12/23/96	Broadview/S. 25th Avenue	-	1,289,000	3,257,000	203,000	-	1,291,000	3,458,000	4,749,000	891,000
12/23/96	Winter Springs/W. St. Rte 434	-	689,000	1,742,000	103,000	-	690,000	1,844,000	2,534,000	495,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
12/23/96	Tampa/15th Street	-	420,000	1,060,000	209,000	-	420,000	1,269,000	1,689,000	379,000
12/23/96	Pompano Beach/S. Dixie Hwy.	-	930,000	2,292,000	253,000	-	931,000	2,544,000	3,475,000	714,000
12/23/96	Overland Park/Mastin	-	990,000	2,440,000	3,147,000	-	1,308,000	5,269,000	6,577,000	772,000
12/23/96	Auburn/R Street	-	690,000	1,700,000	186,000	-	691,000	1,885,000	2,576,000	516,000
12/23/96	Federal Heights/W. 48th Ave.	-	720,000	1,774,000	88,000	-	721,000	1,861,000	2,582,000	469,000
12/23/96	Decatur/Covington	-	930,000	2,292,000	157,000	-	931,000	2,448,000	3,379,000	638,000
12/23/96	Forest Park/Jonesboro Rd.	-	540,000	1,331,000	152,000	-	541,000	1,482,000	2,023,000	420,000
12/23/96	Mangonia Park/Australian Ave.	-	840,000	2,070,000	148,000	-	841,000	2,217,000	3,058,000	588,000
12/23/96	Whittier/Colima	-	540,000	1,331,000	81,000	-	541,000	1,411,000	1,952,000	382,000
12/23/96	Kent/Pacific Hwy South	-	930,000	2,292,000	141,000	-	931,000	2,432,000	3,363,000	653,000
12/23/96	Topeka/8th Street	-	150,000	370,000	125,000	-	150,000	495,000	645,000	174,000
12/23/96	Denver East Evans	-	1,740,000	4,288,000	182,000	-	1,742,000	4,468,000	6,210,000	1,132,000
12/23/96	Pittsburgh/California Ave.	-	630,000	1,552,000	112,000	-	631,000	1,663,000	2,294,000	454,000
12/23/96	Ft. Lauderdale/Powerline	-	660,000	1,626,000	282,000	-	661,000	1,907,000	2,568,000	551,000
12/23/96	Philadelphia/Oxford	-	900,000	2,218,000	140,000	-	901,000	2,357,000	3,258,000	605,000
12/23/96	Dallas/Lemmon Ave.	-	1,710,000	4,214,000	139,000	-	1,712,000	4,351,000	6,063,000	1,110,000
12/23/96	Alsip/115th Street	-	750,000	1,848,000	1,910,000	-	751,000	3,757,000	4,508,000	683,000
12/23/96	Green Acres/Jog Road	-	600,000	1,479,000	131,000	-	601,000	1,609,000	2,210,000	436,000
12/23/96	Pompano Beach/Sample Road	-	1,320,000	3,253,000	154,000	-	1,322,000	3,405,000	4,727,000	879,000
12/23/96	Wyndmoor/Ivy Hill	-	2,160,000	5,323,000	188,000	-	2,163,000	5,508,000	7,671,000	1,381,000
12/23/96	W. Palm Beach/Belvedere	-	960,000	2,366,000	184,000	-	961,000	2,549,000	3,510,000	673,000
12/23/96	Renton 174th St.	-	960,000	2,366,000	214,000	-	961,000	2,579,000	3,540,000	682,000
12/23/96	Sacramento/Northgate	-	1,021,000	2,647,000	140,000	-	1,022,000	2,786,000	3,808,000	727,000
12/23/96	Phoenix/19th Avenue	-	991,000	2,569,000	184,000	-	992,000	2,752,000	3,744,000	698,000
12/23/96	Bedford Park/Cicero	-	1,321,000	3,426,000	218,000	-	1,323,000	3,642,000	4,965,000	950,000
12/23/96	Lake Worth/Lk Worth	-	1,111,000	2,880,000	162,000	-	1,112,000	3,041,000	4,153,000	795,000
12/23/96	Arlington/Algonquin	-	991,000	2,569,000	296,000	-	992,000	2,864,000	3,856,000	778,000
12/23/96	Seattle/15th Avenue	-	781,000	2,024,000	167,000	-	782,000	2,190,000	2,972,000	579,000
12/23/96	Southington/Spring	-	811,000	2,102,000	130,000	-	812,000	2,231,000	3,043,000	592,000
12/23/96	Clifton/Broad Street	-	1,411,000	3,659,000	133,000	-	1,413,000	3,790,000	5,203,000	953,000
12/23/96	Hillside/Glenwood	-	563,000	4,051,000	260,000	-	564,000	4,310,000	4,874,000	1,137,000
12/23/96	Nashville/Dickerson Pike	-	990,000	2,440,000	182,000	-	991,000	2,621,000	3,612,000	710,000
12/23/96	Madison/Gallatin Road	-	780,000	1,922,000	221,000	-	781,000	2,142,000	2,923,000	597,000
12/30/96	Concorde/Treat	-	1,396,000	3,258,000	126,000	-	1,398,000	3,382,000	4,780,000	860,000
12/30/96	Virginia Beach	-	535,000	1,248,000	120,000	-	536,000	1,367,000	1,903,000	371,000
12/30/96	San Mateo	-	2,408,000	5,619,000	166,000	-	2,411,000	5,782,000	8,193,000	1,422,000
1/22/97	Austin, 1033 E. 41 Street	-	257,000	3,633,000	63,000	-	257,000	3,696,000	3,953,000	867,000
4/12/97	Annandale / Backlick	-	955,000	2,229,000	322,000	-	956,000	2,550,000	3,506,000	617,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
4/12/97	Ft. Worth / West Freeway	-	667,000	1,556,000	244,000	-	668,000	1,799,000	2,467,000	457,000
4/12/97	Campbell / S. Curtner	-	2,550,000	5,950,000	677,000	-	2,553,000	6,624,000	9,177,000	1,544,000
4/12/97	Aurora / S. Idalia	-	1,002,000	2,338,000	418,000	-	1,003,000	2,755,000	3,758,000	647,000
4/12/97	Santa Cruz / Capitola	-	1,037,000	2,420,000	310,000	-	1,038,000	2,729,000	3,767,000	652,000
4/12/97	Indianapolis / Lafayette Road	-	682,000	1,590,000	267,000	-	683,000	1,856,000	2,539,000	481,000
4/12/97	Indianapolis / Route 31	-	619,000	1,444,000	271,000	-	620,000	1,714,000	2,334,000	438,000
4/12/97	Farmingdale / Broad Hollow Rd.	-	1,568,000	3,658,000	543,000	-	1,570,000	4,199,000	5,769,000	1,043,000
4/12/97	Tyson's Corner / Springhill Rd.	-	3,861,000	9,010,000	1,208,000	-	3,866,000	10,213,000	14,079,000	2,420,000
4/12/97	Fountain Valley / Newhope	-	1,137,000	2,653,000	312,000	-	1,138,000	2,964,000	4,102,000	699,000
4/12/97	Dallas / Winsted	-	1,375,000	3,209,000	453,000	-	1,377,000	3,660,000	5,037,000	903,000
4/12/97	Columbia / Broad River Rd.	-	121,000	282,000	151,000	-	121,000	433,000	554,000	161,000
4/12/97	Livermore / S. Front Road	-	876,000	2,044,000	186,000	-	877,000	2,229,000	3,106,000	536,000
4/12/97	Garland / Plano	-	889,000	2,073,000	218,000	-	890,000	2,290,000	3,180,000	569,000
4/12/97	San Jose / Story Road	-	1,352,000	3,156,000	329,000	-	1,354,000	3,483,000	4,837,000	849,000
4/12/97	Aurora / Abilene	-	1,406,000	3,280,000	356,000	-	1,408,000	3,634,000	5,042,000	869,000
4/12/97	Antioch / Sunset Drive	-	1,035,000	2,416,000	218,000	-	1,036,000	2,633,000	3,669,000	631,000
4/12/97	Rancho Cordova / Sunrise	-	1,048,000	2,445,000	336,000	-	1,049,000	2,780,000	3,829,000	695,000
4/12/97	Berlin / Wilbur Cross	-	756,000	1,764,000	247,000	-	757,000	2,010,000	2,767,000	517,000
4/12/97	Whittier / Whittier Blvd.	-	648,000	1,513,000	136,000	-	649,000	1,648,000	2,297,000	397,000
4/12/97	Peabody / Newbury Street	-	1,159,000	2,704,000	407,000	-	1,160,000	3,110,000	4,270,000	743,000
4/12/97	Denver / Blake	-	602,000	1,405,000	173,000	-	603,000	1,577,000	2,180,000	390,000
4/12/97	Evansville / Green River Road	-	470,000	1,096,000	151,000	-	471,000	1,246,000	1,717,000	323,000
4/12/97	Burien / First Ave. So.	-	792,000	1,847,000	245,000	-	793,000	2,091,000	2,884,000	514,000
4/12/97	Rancho Cordova / Mather Field	-	494,000	1,153,000	160,000	-	495,000	1,312,000	1,807,000	346,000
4/12/97	Sugar Land / Eldridge	-	705,000	1,644,000	215,000	-	706,000	1,858,000	2,564,000	473,000
4/12/97	Columbus / Eastland Drive	-	602,000	1,405,000	214,000	-	603,000	1,618,000	2,221,000	419,000
4/12/97	Slickerville / Black Horse Pike	-	539,000	1,258,000	194,000	-	540,000	1,451,000	1,991,000	385,000
4/12/97	Seattle / Aurora	-	1,145,000	2,671,000	253,000	-	1,146,000	2,923,000	4,069,000	705,000
4/12/97	Gaithersburg / Christopher Ave.	-	972,000	2,268,000	262,000	-	973,000	2,529,000	3,502,000	625,000
4/12/97	Manchester / Tolland Turnpike	-	807,000	1,883,000	202,000	-	808,000	2,084,000	2,892,000	518,000
6/25/97	L.A./Venice Blvd.	-	523,000	1,221,000	1,782,000	-	1,045,000	2,481,000	3,526,000	392,000
6/25/97	Kirkland-Totem	-	2,131,000	4,972,000	176,000	-	2,134,000	5,145,000	7,279,000	1,243,000
6/25/97	Idianapolis	-	471,000	1,098,000	98,000	-	472,000	1,195,000	1,667,000	299,000
6/25/97	Dallas	-	699,000	1,631,000	61,000	-	700,000	1,691,000	2,391,000	419,000
6/25/97	Atlanta	-	1,183,000	2,761,000	83,000	-	1,184,000	2,843,000	4,027,000	681,000
6/25/97	Bensalem	-	1,159,000	2,705,000	65,000	-	1,160,000	2,769,000	3,929,000	648,000
6/25/97	Evansville	-	429,000	1,000,000	27,000	-	401,000	1,055,000	1,456,000	262,000
6/25/97	Austin	-	813,000	1,897,000	54,000	-	814,000	1,950,000	2,764,000	464,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
6/25/97	Harbor City	-	1,244,000	2,904,000	218,000	-	1,245,000	3,121,000	4,366,000	774,000
6/25/97	Birmingham	-	539,000	1,258,000	88,000	-	540,000	1,345,000	1,885,000	333,000
6/25/97	Sacramento	-	489,000	1,396,000	(201,000)	-	490,000	1,194,000	1,684,000	289,000
6/25/97	Carrollton	-	441,000	1,029,000	36,000	-	442,000	1,064,000	1,506,000	261,000
6/25/97	La Habra	-	822,000	1,918,000	55,000	-	823,000	1,972,000	2,795,000	475,000
6/25/97	Lombard	-	1,527,000	3,564,000	1,722,000	-	2,049,000	4,764,000	6,813,000	1,028,000
6/25/97	Fairfield	-	740,000	1,727,000	34,000	-	741,000	1,760,000	2,501,000	416,000
6/25/97	Seattle	-	1,498,000	3,494,000	255,000	-	1,500,000	3,747,000	5,247,000	1,007,000
6/25/97	Bellevue	-	1,653,000	3,858,000	70,000	-	1,655,000	3,926,000	5,581,000	941,000
6/25/97	Citrus Heights	-	642,000	1,244,000	506,000	-	643,000	1,749,000	2,392,000	449,000
6/25/97	San Jose	-	1,273,000	2,971,000	14,000	-	1,274,000	2,984,000	4,258,000	688,000
6/25/97	Stanton	-	948,000	2,212,000	52,000	-	949,000	2,263,000	3,212,000	524,000
6/25/97	Garland	-	486,000	1,135,000	53,000	-	487,000	1,187,000	1,674,000	294,000
6/25/97	Westford	-	857,000	1,999,000	68,000	-	858,000	2,066,000	2,924,000	499,000
6/25/97	Dallas	-	1,627,000	3,797,000	631,000	-	1,629,000	4,426,000	6,055,000	1,048,000
6/25/97	Wheat Ridge	-	1,054,000	2,459,000	339,000	-	1,055,000	2,797,000	3,852,000	635,000
6/25/97	Berlin	-	825,000	1,925,000	261,000	-	826,000	2,185,000	3,011,000	496,000
6/25/97	Gretna	-	1,069,000	2,494,000	425,000	-	1,070,000	2,918,000	3,988,000	700,000
6/25/97	Spring	-	461,000	1,077,000	186,000	-	462,000	1,262,000	1,724,000	308,000
6/25/97	Sacramento	-	592,000	1,380,000	886,000	-	721,000	2,137,000	2,858,000	469,000
6/25/97	Houston/South Dairyashford	-	856,000	1,997,000	274,000	-	857,000	2,270,000	3,127,000	542,000
6/25/97	Naperville	-	1,108,000	2,585,000	349,000	-	1,109,000	2,933,000	4,042,000	677,000
6/25/97	Carrollton	-	1,158,000	2,702,000	476,000	-	1,159,000	3,177,000	4,336,000	758,000
6/25/97	Waipahu	-	1,620,000	3,780,000	515,000	-	1,622,000	4,293,000	5,915,000	1,005,000
6/25/97	Davis	-	628,000	1,465,000	228,000	-	629,000	1,692,000	2,321,000	406,000
6/25/97	Decatur	-	951,000	2,220,000	379,000	-	952,000	2,598,000	3,550,000	609,000
6/25/97	Jacksonville	-	653,000	1,525,000	287,000	-	654,000	1,811,000	2,465,000	455,000
6/25/97	Chicoppe	-	663,000	1,546,000	304,000	-	664,000	1,849,000	2,513,000	470,000
6/25/97	Alexandria	-	1,533,000	3,576,000	483,000	-	1,535,000	4,057,000	5,592,000	923,000
6/25/97	Houston/Veterans Memorial Dr.	-	458,000	1,070,000	183,000	-	459,000	1,252,000	1,711,000	303,000
6/25/97	Los Angeles/Olympic	-	4,392,000	10,247,000	1,223,000	-	4,397,000	11,465,000	15,862,000	2,613,000
6/25/97	Littleton	-	1,340,000	3,126,000	449,000	-	1,342,000	3,573,000	4,915,000	832,000
6/25/97	Metairie	-	1,229,000	2,868,000	453,000	-	1,230,000	3,320,000	4,550,000	789,000
6/25/97	Louisville	-	717,000	1,672,000	284,000	-	718,000	1,955,000	2,673,000	466,000
6/25/97	East Hazel Crest	-	753,000	1,757,000	272,000	-	754,000	2,028,000	2,782,000	483,000
6/25/97	Edmonds	-	1,187,000	2,770,000	407,000	-	1,188,000	3,176,000	4,364,000	747,000
6/25/97	Foster City	-	1,064,000	2,483,000	318,000	-	1,065,000	2,800,000	3,865,000	642,000
6/25/97	Chicago	-	1,160,000	2,708,000	423,000	-	1,161,000	3,130,000	4,291,000	739,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Total	Accumulated Depreciation
6/25/97	Philadelphia	-	924,000	2,155,000	322,000	-	925,000	2,476,000	3,401,000	574,000
6/25/97	Dallas/Vilbig Rd.	-	508,000	1,184,000	209,000	-	509,000	1,392,000	1,901,000	348,000
6/25/97	Staten Island	-	1,676,000	3,910,000	555,000	-	1,678,000	4,463,000	6,141,000	1,030,000
6/25/97	Pelham Manor	-	1,209,000	2,820,000	538,000	-	1,210,000	3,357,000	4,567,000	772,000
6/25/97	Irving	-	469,000	1,093,000	197,000	-	470,000	1,289,000	1,759,000	327,000
6/25/97	Elk Grove	-	642,000	1,497,000	244,000	-	643,000	1,740,000	2,383,000	413,000
6/25/97	LAX	-	1,312,000	3,062,000	484,000	-	1,314,000	3,544,000	4,858,000	845,000
6/25/97	Denver	-	1,316,000	3,071,000	476,000	-	1,318,000	3,545,000	4,863,000	826,000
6/25/97	Plano	-	1,369,000	3,193,000	404,000	-	1,371,000	3,595,000	4,966,000	820,000
6/25/97	Lynnwood	-	839,000	1,959,000	343,000	-	840,000	2,301,000	3,141,000	555,000
6/25/97	Lilburn	-	507,000	1,182,000	325,000	-	508,000	1,506,000	2,014,000	375,000
6/25/97	Parma	-	881,000	2,055,000	480,000	-	882,000	2,534,000	3,416,000	587,000
6/25/97	Davie	-	1,086,000	2,533,000	577,000	-	1,087,000	3,109,000	4,196,000	753,000
6/25/97	Allen Park	-	953,000	2,223,000	510,000	-	954,000	2,732,000	3,686,000	634,000
6/25/97	Aurora	-	808,000	1,886,000	400,000	-	809,000	2,285,000	3,094,000	522,000
6/25/97	San Diego/16th Street	-	932,000	2,175,000	592,000	-	933,000	2,766,000	3,699,000	687,000
6/25/97	Sterling Heights	-	766,000	1,787,000	437,000	-	767,000	2,223,000	2,990,000	520,000
6/25/97	East L.A./Boyle Heights	-	957,000	2,232,000	482,000	-	958,000	2,713,000	3,671,000	630,000
6/25/97	Springfield/Alban Station	-	1,317,000	3,074,000	651,000	-	1,319,000	3,723,000	5,042,000	860,000
6/25/97	Littleton	-	868,000	2,026,000	461,000	-	869,000	2,486,000	3,355,000	563,000
6/25/97	Sacramento/57th Street	-	869,000	2,029,000	464,000	-	870,000	2,492,000	3,362,000	594,000
6/25/97	Miami	-	1,762,000	4,111,000	823,000	-	1,764,000	4,932,000	6,696,000	1,137,000
8/13/97	Santa Monica / Wilshire Blvd.	-	2,040,000	4,760,000	257,000	-	2,042,000	5,015,000	7,057,000	1,221,000
10/1/97	Marietta /Austell Rd	-	398,000	1,326,000	258,000	468,000	398,000	2,052,000	2,450,000	527,000
10/1/97	Denver / Leetsdale	-	1,407,000	1,682,000	203,000	595,000	1,409,000	2,478,000	3,887,000	657,000
10/1/97	Baltimore / York Road	-	1,538,000	1,952,000	313,000	705,000	1,540,000	2,968,000	4,508,000	758,000
10/1/97	Bolingbrook	-	737,000	1,776,000	207,000	613,000	738,000	2,595,000	3,333,000	672,000
10/1/97	Kent / Central	-	483,000	1,321,000	204,000	469,000	484,000	1,993,000	2,477,000	514,000
10/1/97	Geneva / Roosevelt	-	355,000	1,302,000	174,000	460,000	355,000	1,936,000	2,291,000	511,000
10/1/97	Denver / Sheridan	-	429,000	1,105,000	156,000	400,000	430,000	1,660,000	2,090,000	440,000
10/1/97	Mountlake Terrace	-	1,017,000	1,783,000	229,000	612,000	1,018,000	2,623,000	3,641,000	654,000
10/1/97	Carol Stream/ St.Charles	-	185,000	1,187,000	164,000	419,000	185,000	1,770,000	1,955,000	451,000
10/1/97	Marietta / Cobb Park	-	420,000	1,131,000	295,000	431,000	420,000	1,857,000	2,277,000	472,000
10/1/97	Venice / Rose	-	5,468,000	5,478,000	616,000	1,836,000	5,474,000	7,924,000	13,398,000	1,857,000
10/1/97	Ventura / Ventura Blvd	-	911,000	2,227,000	226,000	768,000	912,000	3,220,000	4,132,000	818,000
10/1/97	Studio City/ Ventura	-	2,421,000	1,610,000	149,000	541,000	2,424,000	2,297,000	4,721,000	597,000
10/1/97	Madison Heights	-	428,000	1,686,000	2,047,000	572,000	429,000	4,304,000	4,733,000	585,000
10/1/97	Lax / Imperial	-	1,662,000	2,079,000	202,000	724,000	1,664,000	3,003,000	4,667,000	766,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
10/1/97	Justice / Industrial	-	233,000	1,181,000	138,000	410,000	233,000	1,729,000	1,962,000	452,000
10/1/97	Burbank / San Fernando	-	1,825,000	2,210,000	202,000	752,000	1,827,000	3,162,000	4,989,000	797,000
10/1/97	Pinole / Appian Way	-	728,000	1,827,000	186,000	626,000	729,000	2,638,000	3,367,000	674,000
10/1/97	Denver / Tamarac Park	-	2,545,000	1,692,000	367,000	658,000	2,548,000	2,714,000	5,262,000	746,000
10/1/97	Gresham / Powell	-	322,000	1,298,000	204,000	446,000	322,000	1,948,000	2,270,000	485,000
10/1/97	Warren / Mound Road	-	268,000	1,025,000	191,000	364,000	268,000	1,580,000	1,848,000	379,000
10/1/97	Woodside/Brooklyn	-	5,016,000	3,950,000	373,000	1,392,000	5,022,000	5,709,000	10,731,000	1,246,000
10/1/97	Enfield / Elm Street	-	399,000	1,900,000	275,000	652,000	399,000	2,827,000	3,226,000	661,000
10/1/97	Roselle / Lake Street	-	312,000	1,411,000	193,000	495,000	312,000	2,099,000	2,411,000	524,000
10/1/97	Milwaukee / Appleton	-	324,000	1,385,000	220,000	491,000	324,000	2,096,000	2,420,000	494,000
10/1/97	Emeryville / Bay St	-	1,602,000	1,830,000	186,000	637,000	1,604,000	2,651,000	4,255,000	652,000
10/1/97	Monterey / Del Rey	-	257,000	1,048,000	201,000	360,000	257,000	1,609,000	1,866,000	376,000
10/1/97	San Leandro / Washington	-	660,000	1,142,000	175,000	401,000	661,000	1,717,000	2,378,000	421,000
10/1/97	Boca Raton / N.W. 20	-	1,140,000	2,256,000	381,000	782,000	1,141,000	3,418,000	4,559,000	803,000
10/1/97	Washington Dc/So Capital	-	1,437,000	4,489,000	431,000	1,531,000	1,439,000	6,449,000	7,888,000	1,316,000
10/1/97	Lynn / Lynnway	-	463,000	3,059,000	366,000	1,077,000	464,000	4,501,000	4,965,000	1,043,000
10/1/97	Pompano Beach	-	1,077,000	1,527,000	537,000	540,000	1,078,000	2,603,000	3,681,000	564,000
10/1/97	Lake Oswego/ N.State	-	465,000	1,956,000	262,000	670,000	466,000	2,887,000	3,353,000	667,000
10/1/97	Daly City / Mission	-	389,000	2,921,000	248,000	971,000	389,000	4,140,000	4,529,000	953,000
10/1/97	Odenton / Route 175	-	456,000	2,104,000	248,000	732,000	457,000	3,083,000	3,540,000	625,000
10/1/97	Novato / Landing	-	2,416,000	3,496,000	237,000	275,000	2,419,000	4,005,000	6,424,000	1,170,000
10/1/97	St. Louis / Lindberg	-	584,000	1,508,000	224,000	124,000	585,000	1,855,000	2,440,000	522,000
10/1/97	Oakland/International	-	358,000	1,568,000	228,000	127,000	358,000	1,923,000	2,281,000	536,000
10/1/97	Stockton / March Lane	-	663,000	1,398,000	122,000	110,000	664,000	1,629,000	2,293,000	463,000
10/1/97	Des Plaines / Golf Rd	-	1,363,000	3,093,000	209,000	236,000	1,365,000	3,536,000	4,901,000	1,035,000
10/1/97	Morton Grove / Wauke	-	2,658,000	3,232,000	3,601,000	327,000	2,661,000	7,157,000	9,818,000	1,646,000
10/1/97	Los Angeles / Jefferson	-	1,090,000	1,580,000	234,000	126,000	1,091,000	1,939,000	3,030,000	529,000
10/1/97	Los Angeles / Martin	-	869,000	1,152,000	110,000	92,000	870,000	1,353,000	2,223,000	383,000
10/1/97	San Leandro / E. 14th	-	627,000	1,289,000	112,000	102,000	628,000	1,502,000	2,130,000	422,000
10/1/97	Tucson / Tanque Verde	-	345,000	1,709,000	160,000	135,000	345,000	2,004,000	2,349,000	516,000
10/1/97	Randolph / Warren St	-	2,330,000	1,914,000	462,000	153,000	2,333,000	2,526,000	4,859,000	604,000
10/1/97	Forrestville / Penn.	-	1,056,000	2,347,000	244,000	188,000	1,057,000	2,778,000	3,835,000	767,000
10/1/97	Bridgeport	-	4,877,000	2,739,000	584,000	228,000	4,883,000	3,545,000	8,428,000	951,000
10/1/97	North Hollywood/Vine	-	906,000	2,379,000	176,000	183,000	907,000	2,737,000	3,644,000	704,000
10/1/97	Santa Cruz / Portola	-	535,000	1,526,000	152,000	122,000	536,000	1,799,000	2,335,000	479,000
10/1/97	Hyde Park / River St	-	626,000	1,748,000	247,000	139,000	627,000	2,133,000	2,760,000	536,000
10/1/97	Dublin / San Ramon Rd	-	942,000	1,999,000	158,000	153,000	943,000	2,309,000	3,252,000	685,000
10/1/97	Vallejo / Humboldt	-	473,000	1,651,000	148,000	129,000	474,000	1,927,000	2,401,000	507,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
10/1/97	Fremont/Warm Springs	-	848,000	2,885,000	244,000	225,000	849,000	3,353,000	4,202,000	832,000
10/1/97	Seattle / Stone Way	-	829,000	2,180,000	280,000	173,000	830,000	2,632,000	3,462,000	629,000
10/1/97	W. Olympia	-	149,000	1,096,000	267,000	90,000	149,000	1,453,000	1,602,000	347,000
10/1/97	Mercer/Parkside Ave	-	359,000	1,763,000	205,000	141,000	359,000	2,109,000	2,468,000	529,000
10/1/97	Bridge Water / Main	-	445,000	2,054,000	255,000	159,000	446,000	2,467,000	2,913,000	605,000
10/1/97	Norwalk / Hoyt Street	-	2,369,000	3,049,000	535,000	253,000	2,372,000	3,834,000	6,206,000	900,000
11/2/97	Lansing	-	758,000	1,768,000	120,000	-	759,000	1,887,000	2,646,000	460,000
11/7/97	Phoenix	-	1,197,000	2,793,000	124,000	-	1,198,000	2,916,000	4,114,000	661,000
11/13/97	Tinley Park	-	1,422,000	3,319,000	49,000	-	1,424,000	3,366,000	4,790,000	704,000
3/17/98	Houston/De Soto Dr.	-	659,000	1,537,000	90,000	-	660,000	1,626,000	2,286,000	334,000
3/17/98	Houston / East Freeway	-	593,000	1,384,000	128,000	-	594,000	1,511,000	2,105,000	335,000
3/17/98	Austin/Ben White	-	692,000	1,614,000	75,000	-	693,000	1,688,000	2,381,000	349,000
3/17/98	Arlington/E.Pioneer	-	922,000	2,152,000	147,000	-	923,000	2,298,000	3,221,000	462,000
3/17/98	Las Vegas/Tropicana	-	1,285,000	2,998,000	128,000	-	1,287,000	3,124,000	4,411,000	625,000
3/17/98	Branford / Summit Place	-	728,000	1,698,000	105,000	-	729,000	1,802,000	2,531,000	381,000
3/17/98	Las Vegas / Charleston	-	791,000	1,845,000	106,000	-	792,000	1,950,000	2,742,000	398,000
3/17/98	So. San Francisco	-	1,550,000	3,617,000	77,000	-	1,552,000	3,692,000	5,244,000	731,000
3/17/98	Pasadena / Arroyo Prkwy	-	3,005,000	7,012,000	132,000	-	3,009,000	7,140,000	10,149,000	1,385,000
3/17/98	Tempe / E. Broadway	-	633,000	1,476,000	125,000	-	634,000	1,600,000	2,234,000	330,000
3/17/98	Phoenix / N. 43rd Ave	-	443,000	1,033,000	141,000	-	444,000	1,173,000	1,617,000	261,000
3/17/98	Phoenix/No. 43rd	-	380,000	886,000	362,000	-	380,000	1,248,000	1,628,000	205,000
3/17/98	Phoenix / Black Canyon	-	380,000	886,000	128,000	-	380,000	1,014,000	1,394,000	228,000
3/17/98	Phoenix/Black Canyon	-	136,000	317,000	185,000	-	136,000	502,000	638,000	123,000
3/17/98	Nesconset / Southern	-	1,423,000	3,321,000	100,000	-	1,425,000	3,419,000	4,844,000	674,000
4/1/98	St. Louis / Hwy. 141	-	659,000	1,628,000	4,472,000	-	1,346,000	5,413,000	6,759,000	603,000
4/1/98	Island Park / Austin	-	2,313,000	3,015,000	(626,000)	-	1,376,000	3,326,000	4,702,000	634,000
4/1/98	Akron / Brittain Rd.	-	275,000	2,248,000	(209,000)	-	670,000	1,644,000	2,314,000	264,000
4/1/98	Patchogue/W.Sunrise	-	936,000	2,184,000	118,000	-	937,000	2,301,000	3,238,000	480,000
4/1/98	Havertown/West Chester	-	1,254,000	2,926,000	92,000	-	1,250,000	3,022,000	4,272,000	612,000
4/1/98	Schiller Park/River	-	568,000	1,390,000	64,000	-	569,000	1,453,000	2,022,000	310,000
4/1/98	Chicago / Cuyler	-	1,400,000	2,695,000	87,000	-	1,402,000	2,780,000	4,182,000	617,000
4/1/98	Chicago Heights/West	-	468,000	1,804,000	64,000	-	469,000	1,867,000	2,336,000	417,000
4/1/98	Arlington Hts/University	-	670,000	3,004,000	77,000	-	671,000	3,080,000	3,751,000	668,000
4/1/98	Cicero / Ogden	-	1,678,000	2,266,000	267,000	-	1,680,000	2,531,000	4,211,000	580,000
4/1/98	Chicago/W. Howard St.	-	974,000	2,875,000	124,000	-	975,000	2,998,000	3,973,000	675,000
4/1/98	Chicago/N. Western Ave	-	1,453,000	3,205,000	107,000	-	1,455,000	3,310,000	4,765,000	728,000
4/1/98	Chicago/Northwest Hwy	-	925,000	2,412,000	64,000	-	926,000	2,475,000	3,401,000	539,000
4/1/98	Chicago/N. Wells St.	-	1,446,000	2,828,000	89,000	-	1,448,000	2,915,000	4,363,000	641,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
4/1/98	Chicago / Pulaski Rd.	-	1,276,000	2,858,000	62,000	-	1,277,000	2,919,000	4,196,000	616,000
4/1/98	Artesia / Artesia	-	625,000	1,419,000	93,000	-	626,000	1,511,000	2,137,000	430,000
4/1/98	Arcadia / Lower Azusa	-	821,000	1,369,000	92,000	-	822,000	1,460,000	2,282,000	410,000
4/1/98	Manassas / Centreville	-	405,000	2,137,000	166,000	-	405,000	2,303,000	2,708,000	659,000
4/1/98	La Downtwn/10 Fwy	-	1,608,000	3,358,000	129,000	-	1,610,000	3,485,000	5,095,000	962,000
4/1/98	Bellevue / Northup	-	1,232,000	3,306,000	218,000	-	1,233,000	3,523,000	4,756,000	1,007,000
4/1/98	Hollywood/Cole & Wilshire	-	1,590,000	1,785,000	80,000	-	1,592,000	1,863,000	3,455,000	517,000
4/1/98	Atlanta/John Wesley	-	1,233,000	1,665,000	169,000	-	1,234,000	1,833,000	3,067,000	576,000
4/1/98	Montebello/S. Maple	-	1,274,000	2,299,000	62,000	-	1,275,000	2,360,000	3,635,000	653,000
4/1/98	Lake City/Forest Park	-	248,000	1,445,000	79,000	-	248,000	1,524,000	1,772,000	431,000
4/1/98	Baltimore / W. Patap	-	403,000	2,650,000	122,000	-	403,000	2,772,000	3,175,000	741,000
4/1/98	Fraser/Groesbeck Hwy	-	368,000	1,796,000	74,000	-	368,000	1,870,000	2,238,000	506,000
4/1/98	Vallejo / Mini Drive	-	560,000	1,803,000	78,000	-	561,000	1,880,000	2,441,000	517,000
4/1/98	San Diego/54th & Euclid	-	952,000	2,550,000	98,000	-	953,000	2,647,000	3,600,000	817,000
4/1/98	Miami / 5th Street	-	2,327,000	3,234,000	108,000	-	2,330,000	3,339,000	5,669,000	1,000,000
4/1/98	Silver Spring/Hill	-	922,000	2,080,000	131,000	-	923,000	2,210,000	3,133,000	689,000
4/1/98	Chicago/E. 95th St.	-	397,000	2,357,000	98,000	-	397,000	2,455,000	2,852,000	758,000
4/1/98	Chicago / S. Harlem	-	791,000	1,424,000	70,000	-	792,000	1,493,000	2,285,000	471,000
4/1/98	St. Charles /Highway	-	623,000	1,501,000	114,000	-	624,000	1,614,000	2,238,000	519,000
4/1/98	Chicago/Burr Ridge Rd.	-	421,000	2,165,000	60,000	-	421,000	2,225,000	2,646,000	696,000
4/1/98	Yonkers / Route 9a	-	1,722,000	3,823,000	114,000	-	1,724,000	3,935,000	5,659,000	1,181,000
4/1/98	Silverlake/Glendale	-	2,314,000	5,481,000	107,000	-	2,317,000	5,585,000	7,902,000	1,670,000
4/1/98	Chicago/Harlem Ave	-	1,430,000	3,038,000	95,000	-	1,432,000	3,131,000	4,563,000	945,000
4/1/98	Bethesda / Butler Rd	-	1,146,000	2,509,000	64,000	-	1,147,000	2,572,000	3,719,000	749,000
4/1/98	Dundalk / Wise Ave	-	447,000	2,005,000	81,000	-	448,000	2,085,000	2,533,000	591,000
4/1/98	St. Louis / Hwy. 141	-	659,000	1,628,000	57,000	-	660,000	1,684,000	2,344,000	565,000
4/1/98	Island Park / Austin	-	2,313,000	3,015,000	78,000	-	2,316,000	3,090,000	5,406,000	1,030,000
4/1/98	Dallas / Kingsly	-	1,095,000	1,712,000	103,000	-	1,096,000	1,814,000	2,910,000	505,000
5/1/98	Berkeley / 2nd St.	-	1,914,000	4,466,000	(130,000)	-	1,839,000	4,411,000	6,250,000	870,000
5/8/98	Cleveland / W. 117th	-	930,000	2,277,000	182,000	-	931,000	2,458,000	3,389,000	499,000
5/8/98	La /Venice Blvd	-	1,470,000	3,599,000	80,000	-	1,472,000	3,677,000	5,149,000	687,000
5/8/98	Aurora / Farnsworth	-	960,000	2,350,000	70,000	-	961,000	2,419,000	3,380,000	462,000
5/8/98	Santa Rosa / Hopper	-	1,020,000	2,497,000	93,000	-	1,021,000	2,589,000	3,610,000	493,000
5/8/98	Golden Valley / Winn	-	630,000	1,542,000	88,000	-	631,000	1,629,000	2,260,000	331,000
5/8/98	St. Louis / Benham	-	810,000	1,983,000	143,000	-	811,000	2,125,000	2,936,000	426,000
5/8/98	Chicago / S. Chicago	-	840,000	2,057,000	59,000	-	841,000	2,115,000	2,956,000	395,000
10/1/98	El Segundo / Sepulveda	-	6,586,000	5,795,000	106,000	-	6,594,000	5,893,000	12,487,000	1,084,000
10/1/98	Atlanta / Memorial Dr.	-	414,000	2,239,000	157,000	-	414,000	2,396,000	2,810,000	478,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
10/1/98	Chicago / W. 79th St	-	861,000	2,789,000	222,000	-	862,000	3,010,000	3,872,000	609,000
10/1/98	Chicago / N. Broadway	-	1,918,000	3,824,000	123,000	-	1,920,000	3,945,000	5,865,000	760,000
10/1/98	Dallas / Greenville	-	1,933,000	2,892,000	90,000	-	1,935,000	2,980,000	4,915,000	552,000
10/1/98	Tacoma / Orchard	-	358,000	1,987,000	75,000	-	358,000	2,062,000	2,420,000	405,000
10/1/98	St. Louis / Gravois	-	312,000	2,327,000	129,000	-	312,000	2,456,000	2,768,000	481,000
10/1/98	White Bear Lake	-	578,000	2,079,000	71,000	-	579,000	2,149,000	2,728,000	409,000
10/1/98	Santa Cruz / Soquel	-	832,000	2,385,000	93,000	-	833,000	2,477,000	3,310,000	477,000
10/1/98	Coon Rapids / Hwy 10	-	330,000	1,646,000	71,000	-	330,000	1,717,000	2,047,000	335,000
10/1/98	Oxnard / Hueneme Rd	-	923,000	3,925,000	103,000	-	924,000	4,027,000	4,951,000	755,000
10/1/98	Vancouver/ Millplain	-	343,000	2,000,000	76,000	-	343,000	2,076,000	2,419,000	410,000
10/1/98	Tigard / Mc Ewan	-	597,000	1,652,000	81,000	-	598,000	1,732,000	2,330,000	350,000
10/1/98	Griffith / Cline	-	299,000	2,118,000	43,000	-	299,000	2,161,000	2,460,000	403,000
10/1/98	Miami / Sunset Drive	-	1,656,000	2,321,000	1,932,000	-	2,270,000	3,639,000	5,909,000	535,000
10/1/98	Farmington / 9 Mile	-	580,000	2,526,000	79,000	-	581,000	2,604,000	3,185,000	483,000
10/1/98	Los Gatos / University	-	2,234,000	3,890,000	(258,000)	-	2,237,000	3,629,000	5,866,000	666,000
10/1/98	N. Hollywood	-	1,484,000	3,143,000	42,000	-	1,486,000	3,183,000	4,669,000	590,000
10/1/98	Petaluma / Transport	-	460,000	1,840,000	4,935,000	-	858,000	6,377,000	7,235,000	539,000
10/1/98	Chicago / 111th	-	341,000	2,898,000	2,143,000	-	433,000	4,949,000	5,382,000	548,000
10/1/98	Upper Darby / Market	-	808,000	5,011,000	123,000	-	809,000	5,133,000	5,942,000	947,000
10/1/98	San Jose / Santa	-	966,000	3,870,000	82,000	-	967,000	3,951,000	4,918,000	745,000
10/1/98	San Diego / Morena	-	3,173,000	5,469,000	90,000	-	3,177,000	5,555,000	8,732,000	1,022,000
10/1/98	Brooklyn /Rockaway Ave	-	6,272,000	9,691,000	292,000	-	6,279,000	9,976,000	16,255,000	1,841,000
10/1/98	Revere / Charger St	-	1,997,000	3,727,000	171,000	-	1,999,000	3,896,000	5,895,000	745,000
10/1/98	Las Vegas / E. Charles	-	602,000	2,545,000	99,000	-	603,000	2,643,000	3,246,000	510,000
10/1/98	Laurel / Baltimore Ave	-	1,899,000	4,498,000	150,000	-	1,901,000	4,646,000	6,547,000	861,000
10/1/98	East La/Figueroa & 4th	-	1,213,000	2,689,000	50,000	-	1,214,000	2,738,000	3,952,000	511,000
10/1/98	Oldsmar / Tampa Road	-	760,000	2,154,000	2,727,000	-	1,050,000	4,591,000	5,641,000	605,000
10/1/98	Ft. Lauderdale /S.W.	-	1,046,000	2,928,000	75,000	-	1,047,000	3,002,000	4,049,000	553,000
10/1/98	Miami / Nw 73rd St	-	1,050,000	3,064,000	83,000	-	1,051,000	3,146,000	4,197,000	594,000
1/1/99	New Orleans/St.Charles	-	1,463,000	2,634,000	56,000	-	1,465,000	2,688,000	4,153,000	427,000
1/6/99	Brandon / E. Brandon Blvd	-	1,560,000	3,695,000	64,000	-	1,562,000	3,757,000	5,319,000	506,000
3/12/99	St. Louis / N. Lindbergh Blvd.	-	1,688,000	3,939,000	159,000	-	1,690,000	4,096,000	5,786,000	641,000
3/12/99	St. Louis /Vandeventer Midtown	-	699,000	1,631,000	107,000	-	700,000	1,737,000	2,437,000	280,000
3/12/99	St. Ann / Maryland Heights	-	1,035,000	2,414,000	96,000	-	1,036,000	2,509,000	3,545,000	401,000
3/12/99	Florissant / N. Hwy 67	-	971,000	2,265,000	121,000	-	972,000	2,385,000	3,357,000	378,000
3/12/99	Ferguson Area-W.Florissant	-	1,194,000	2,732,000	223,000	-	1,195,000	2,954,000	4,149,000	495,000
3/12/99	Florissant / New Halls Ferry Rd	-	1,144,000	2,670,000	199,000	-	1,145,000	2,868,000	4,013,000	466,000
3/12/99	St. Louis / Airport	-	785,000	1,833,000	80,000	-	786,000	1,912,000	2,698,000	300,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
3/12/99	St. Louis/ S.Third St	-	1,096,000	2,557,000	64,000	-	1,097,000	2,620,000	3,717,000	416,000
3/12/99	Kansas City / E. 47th St.	-	610,000	1,424,000	123,000	-	611,000	1,546,000	2,157,000	247,000
3/12/99	Kansas City /E. 67th Terrace	-	1,136,000	2,643,000	77,000	-	1,137,000	2,719,000	3,856,000	433,000
3/12/99	Kansas City / James A. Reed Rd	-	749,000	1,748,000	73,000	-	750,000	1,820,000	2,570,000	299,000
3/12/99	Independence / 291	-	871,000	2,032,000	89,000	-	872,000	2,120,000	2,992,000	335,000
3/12/99	Raytown / Woodson Rd	-	915,000	2,134,000	86,000	-	916,000	2,219,000	3,135,000	353,000
3/12/99	Kansas City / 34th Main Street	-	114,000	2,599,000	546,000	-	114,000	3,145,000	3,259,000	545,000
3/12/99	Columbia / River Dr	-	671,000	1,566,000	144,000	-	672,000	1,709,000	2,381,000	301,000
3/12/99	Columbia / Buckner Rd	-	714,000	1,665,000	246,000	-	715,000	1,910,000	2,625,000	380,000
3/12/99	Columbia / Decker Park Rd	-	605,000	1,412,000	102,000	-	606,000	1,513,000	2,119,000	264,000
3/12/99	Columbia / Rosewood Dr	-	777,000	1,814,000	94,000	-	778,000	1,907,000	2,685,000	318,000
3/12/99	W. Columbia / Orchard Dr.	-	272,000	634,000	112,000	-	272,000	746,000	1,018,000	150,000
3/12/99	W. Columbia / Airport Blvd	-	493,000	1,151,000	96,000	-	494,000	1,246,000	1,740,000	207,000
3/12/99	Greenville / Whitehorse Rd	-	882,000	2,058,000	75,000	-	883,000	2,132,000	3,015,000	351,000
3/12/99	Greenville / Woods Lake Rd	-	364,000	849,000	107,000	-	364,000	956,000	1,320,000	173,000
3/12/99	Mauldin / N. Main Street	-	571,000	1,333,000	103,000	-	572,000	1,435,000	2,007,000	258,000
3/12/99	Simpsonville / Grand View Dr	-	582,000	1,358,000	112,000	-	583,000	1,469,000	2,052,000	250,000
3/12/99	Taylors / Wade Hampton Blvd	-	650,000	1,517,000	125,000	-	651,000	1,641,000	2,292,000	281,000
3/12/99	Charleston/Ashley Phosphate	-	839,000	1,950,000	173,000	-	840,000	2,122,000	2,962,000	370,000
3/12/99	N. Charleston / Dorchester Rd	-	380,000	886,000	101,000	-	380,000	987,000	1,367,000	168,000
3/12/99	N. Charleston / Dorchester	-	487,000	1,137,000	117,000	-	488,000	1,253,000	1,741,000	221,000
3/12/99	Charleston / Sam Rittenberg Blvd	-	555,000	1,296,000	96,000	-	556,000	1,391,000	1,947,000	244,000
3/12/99	Hilton Head / Office Park Rd	-	1,279,000	2,985,000	87,000	-	1,281,000	3,070,000	4,351,000	486,000
3/12/99	Columbia / Plumbers Rd	-	368,000	858,000	117,000	-	368,000	975,000	1,343,000	174,000
3/12/99	Greenville / Pineknoll Rd	-	927,000	2,163,000	139,000	-	928,000	2,301,000	3,229,000	389,000
3/12/99	Hilton Head / Yacht Cove Dr	-	1,182,000	2,753,000	145,000	-	1,183,000	2,897,000	4,080,000	471,000
3/12/99	Spartanburg / Chesnee Hwy	-	533,000	1,244,000	212,000	-	534,000	1,455,000	1,989,000	260,000
3/12/99	Charleston / Ashley River Rd	-	1,114,000	2,581,000	112,000	-	1,115,000	2,692,000	3,807,000	428,000
3/12/99	Columbia / Broad River	-	1,463,000	3,413,000	192,000	-	1,465,000	3,603,000	5,068,000	609,000
3/12/99	Charlotte / East Wt Harris Blvd	-	736,000	1,718,000	86,000	-	737,000	1,803,000	2,540,000	307,000
3/12/99	Charlotte / North Tryon St.	-	708,000	1,653,000	178,000	-	709,000	1,830,000	2,539,000	317,000
3/12/99	Charlotte / South Blvd	-	641,000	1,496,000	105,000	-	642,000	1,600,000	2,242,000	276,000
3/12/99	Kannapolis / Oregon St	-	463,000	1,081,000	84,000	-	464,000	1,164,000	1,628,000	207,000
3/12/99	Durham / E. Club Blvd	-	947,000	2,209,000	89,000	-	948,000	2,297,000	3,245,000	378,000
3/12/99	Durham / N. Duke St.	-	769,000	1,794,000	109,000	-	770,000	1,902,000	2,672,000	310,000
3/12/99	Raleigh / Maitland Dr	-	679,000	1,585,000	95,000	-	680,000	1,679,000	2,359,000	288,000
3/12/99	Greensboro / O'henry Blvd	-	577,000	1,345,000	180,000	-	578,000	1,524,000	2,102,000	281,000
3/12/99	Gastonia / S. York Rd	-	467,000	1,089,000	113,000	-	468,000	1,201,000	1,669,000	222,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/12/99	Durham / Kangaroo Dr.	-	1,102,000	2,572,000	213,000	-	1,103,000	2,784,000	3,887,000	468,000
3/12/99	Pensacola / Brent Lane	-	402,000	938,000	92,000	-	402,000	1,030,000	1,432,000	179,000
3/12/99	Pensacola / Creighton Road	-	454,000	1,060,000	209,000	-	455,000	1,268,000	1,723,000	210,000
3/12/99	Jacksonville / Park Avenue	-	905,000	2,113,000	124,000	-	906,000	2,236,000	3,142,000	376,000
3/12/99	Jacksonville / Phillips Hwy	-	665,000	1,545,000	162,000	-	666,000	1,706,000	2,372,000	303,000
3/12/99	Clearwater / Highland Ave	-	724,000	1,690,000	105,000	-	725,000	1,794,000	2,519,000	303,000
3/12/99	Tarpon Springs / Us Highway 19	-	892,000	2,081,000	142,000	-	893,000	2,222,000	3,115,000	377,000
3/12/99	Orlando /S. Orange Blossom Trail	-	1,229,000	2,867,000	145,000	-	1,230,000	3,011,000	4,241,000	491,000
3/12/99	Casselberry Ii	-	1,160,000	2,708,000	87,000	-	1,161,000	2,794,000	3,955,000	456,000
3/12/99	Miami / Nw 14th Street	-	1,739,000	4,058,000	110,000	-	1,741,000	4,166,000	5,907,000	668,000
3/12/99	Tarpon Springs / Highway 19	-	1,179,000	2,751,000	88,000	-	1,180,000	2,838,000	4,018,000	460,000
3/12/99	Ft. Myers / Tamiami Trail South	-	834,000	1,945,000	74,000	-	835,000	2,018,000	2,853,000	333,000
3/12/99	Jacksonville / Ft. Caroline Rd.	-	1,037,000	2,420,000	160,000	-	1,038,000	2,579,000	3,617,000	427,000
3/12/99	Orlando / South Semoran	-	565,000	1,319,000	50,000	-	566,000	1,368,000	1,934,000	227,000
3/12/99	Jacksonville / Southside Blvd.	-	1,278,000	2,982,000	162,000	-	1,280,000	3,142,000	4,422,000	525,000
3/12/99	Miami / Nw 7th Ave	-	783,000	1,827,000	147,000	-	784,000	1,973,000	2,757,000	343,000
3/12/99	Vero Beach / Us Hwy 1	-	678,000	1,583,000	68,000	-	679,000	1,650,000	2,329,000	276,000
3/12/99	Ponte Vedra / Palm Valley Rd.	-	745,000	2,749,000	433,000	-	746,000	3,181,000	3,927,000	571,000
3/12/99	Miami Lakes / Nw 153rd St.	-	425,000	992,000	65,000	-	425,000	1,057,000	1,482,000	186,000
3/12/99	Deerfield Beach / Sw 10th St.	-	1,844,000	4,302,000	64,000	-	1,846,000	4,364,000	6,210,000	686,000
3/12/99	Apopka / S. Orange Blossom	-	307,000	717,000	97,000	-	307,000	814,000	1,121,000	153,000
3/12/99	Davie / University	-	313,000	4,379,000	194,000	-	313,000	4,573,000	4,886,000	698,000
3/12/99	Arlington / Division	-	998,000	2,328,000	79,000	-	999,000	2,406,000	3,405,000	379,000
3/12/99	Duncanville/S.Cedar Ridge	-	1,477,000	3,447,000	157,000	-	1,479,000	3,602,000	5,081,000	584,000
3/12/99	Carrollton / Trinity Mills West	-	530,000	1,237,000	88,000	-	531,000	1,324,000	1,855,000	226,000
3/12/99	Houston / Wallisville Rd.	-	744,000	1,736,000	68,000	-	745,000	1,803,000	2,548,000	299,000
3/12/99	Houston / Fondren South	-	647,000	1,510,000	50,000	-	648,000	1,559,000	2,207,000	257,000
3/12/99	Houston / Addicks Satsuma	-	409,000	954,000	89,000	-	409,000	1,043,000	1,452,000	180,000
3/12/99	Addison / Inwood Road	-	1,204,000	2,808,000	52,000	-	1,205,000	2,859,000	4,064,000	449,000
3/12/99	Garland / Jackson Drive	-	755,000	1,761,000	68,000	-	756,000	1,828,000	2,584,000	300,000
3/12/99	Garland / Buckingham Road	-	492,000	1,149,000	102,000	-	493,000	1,250,000	1,743,000	227,000
3/12/99	Houston / South Main	-	1,461,000	3,409,000	83,000	-	1,463,000	3,490,000	4,953,000	557,000
3/12/99	Plano / Parker Road-Avenue K	-	1,517,000	3,539,000	113,000	-	1,519,000	3,650,000	5,169,000	589,000
3/12/99	Houston / Bingle Road	-	576,000	1,345,000	100,000	-	577,000	1,444,000	2,021,000	246,000
3/12/99	Houston / Mangum Road	-	737,000	1,719,000	93,000	-	738,000	1,811,000	2,549,000	313,000
3/12/99	Houston / Hayes Road	-	916,000	2,138,000	48,000	-	917,000	2,185,000	3,102,000	349,000
3/12/99	Katy / Dominion Drive	-	995,000	2,321,000	52,000	-	996,000	2,372,000	3,368,000	377,000
3/12/99	Houston / Fm 1960 West	-	513,000	1,198,000	75,000	-	514,000	1,272,000	1,786,000	223,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/12/99	Webster / Fm 528 Road	-	756,000	1,764,000	78,000	-	757,000	1,841,000	2,598,000	302,000
3/12/99	Houston / Loch Katrine Lane	-	580,000	1,352,000	73,000	-	581,000	1,424,000	2,005,000	241,000
3/12/99	Houston / Milwee St.	-	779,000	1,815,000	86,000	-	780,000	1,900,000	2,680,000	322,000
3/12/99	Lewisville / Highway 121	-	688,000	1,605,000	94,000	-	689,000	1,698,000	2,387,000	281,000
3/12/99	Richardson / Central Expressway	-	465,000	1,085,000	103,000	-	466,000	1,187,000	1,653,000	195,000
3/12/99	Houston / Hwy 6 South	-	569,000	1,328,000	47,000	-	570,000	1,374,000	1,944,000	228,000
3/12/99	Houston / Westheimer West	-	1,075,000	2,508,000	45,000	-	1,076,000	2,552,000	3,628,000	405,000
3/12/99	Ft. Worth / Granbury Road	-	763,000	1,781,000	50,000	-	764,000	1,830,000	2,594,000	299,000
3/12/99	Houston / New Castle	-	2,346,000	5,473,000	1,207,000	-	2,242,000	6,784,000	9,026,000	926,000
3/12/99	Dallas / Inwood Road	-	1,478,000	3,448,000	45,000	-	1,480,000	3,491,000	4,971,000	546,000
3/12/99	Fort Worth / Loop 820 North	-	729,000	1,702,000	77,000	-	730,000	1,778,000	2,508,000	293,000
3/12/99	Carrollton / Marsh Lane South	-	1,353,000	3,156,000	17,000	-	1,355,000	3,171,000	4,526,000	295,000
3/12/99	Dallas / Forest Central Dr	-	859,000	2,004,000	35,000	-	860,000	2,038,000	2,898,000	198,000
3/12/99	Arlington / Cooper St	-	779,000	1,818,000	48,000	-	780,000	1,865,000	2,645,000	300,000
3/12/99	Webster / Highway 3	-	677,000	1,580,000	72,000	-	678,000	1,651,000	2,329,000	272,000
3/12/99	Augusta / Peach Orchard Rd	-	860,000	2,007,000	280,000	-	861,000	2,286,000	3,147,000	437,000
3/12/99	Martinez / Old Petersburg Rd	-	407,000	950,000	108,000	-	407,000	1,058,000	1,465,000	186,000
3/12/99	Jonesboro / Tara Blvd	-	785,000	1,827,000	184,000	-	786,000	2,010,000	2,796,000	336,000
3/12/99	Atlanta / Briarcliff Rd	-	2,171,000	5,066,000	196,000	-	2,174,000	5,259,000	7,433,000	829,000
3/12/99	Decatur / N Decatur Rd	-	933,000	2,177,000	136,000	-	934,000	2,312,000	3,246,000	395,000
3/12/99	Douglasville / Westmoreland	-	453,000	1,056,000	170,000	-	454,000	1,225,000	1,679,000	231,000
3/12/99	Doraville / Mcelroy Rd	-	827,000	1,931,000	185,000	-	828,000	2,115,000	2,943,000	370,000
3/12/99	Roswell / Alpharetta	-	1,772,000	4,135,000	91,000	-	1,774,000	4,224,000	5,998,000	664,000
3/12/99	Douglasville / Duralee Lane	-	533,000	1,244,000	86,000	-	534,000	1,329,000	1,863,000	230,000
3/12/99	Douglasville / Highway 5	-	804,000	1,875,000	377,000	-	805,000	2,251,000	3,056,000	419,000
3/12/99	Forest Park / Jonesboro	-	659,000	1,537,000	141,000	-	660,000	1,677,000	2,337,000	300,000
3/12/99	Marietta / Whitlock	-	1,016,000	2,370,000	116,000	-	1,017,000	2,485,000	3,502,000	406,000
3/12/99	Marietta / Cobb	-	727,000	1,696,000	187,000	-	728,000	1,882,000	2,610,000	340,000
3/12/99	Norcross / Jones Mill Rd	-	1,142,000	2,670,000	130,000	-	1,143,000	2,799,000	3,942,000	463,000
3/12/99	Norcross / Dawson Blvd	-	1,232,000	2,874,000	157,000	-	1,233,000	3,030,000	4,263,000	497,000
3/12/99	Forest Park / Old Dixie Hwy	-	895,000	2,070,000	168,000	-	896,000	2,237,000	3,133,000	394,000
3/12/99	Decatur / Covington	-	1,764,000	4,116,000	103,000	-	1,766,000	4,217,000	5,983,000	670,000
3/12/99	Alpharetta / Maxwell Rd	-	1,075,000	2,509,000	72,000	-	1,076,000	2,580,000	3,656,000	414,000
3/12/99	Alpharetta / N. Main St	-	1,240,000	2,893,000	54,000	-	1,241,000	2,946,000	4,187,000	468,000
3/12/99	Atlanta / Bolton Rd	-	866,000	2,019,000	135,000	-	867,000	2,153,000	3,020,000	345,000
3/12/99	Riverdale / Georgia Hwy 85	-	1,075,000	2,508,000	72,000	-	1,076,000	2,579,000	3,655,000	418,000
3/12/99	Kennesaw / Rutledge Road	-	803,000	1,874,000	159,000	-	804,000	2,032,000	2,836,000	344,000
3/12/99	Lawrenceville / Buford Dr.	-	256,000	597,000	72,000	-	256,000	669,000	925,000	128,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/12/99	Hanover Park / W. Lake Street	-	1,320,000	3,081,000	93,000	-	1,322,000	3,172,000	4,494,000	509,000
3/12/99	Chicago / W. Jarvis Ave	-	313,000	731,000	77,000	-	313,000	808,000	1,121,000	156,000
3/12/99	Chicago / N. Broadway St	-	535,000	1,249,000	212,000	-	536,000	1,460,000	1,996,000	257,000
3/12/99	Carol Stream / Phillips Court	-	829,000	1,780,000	39,000	-	830,000	1,818,000	2,648,000	292,000
3/12/99	Winfield / Roosevelt Road	-	1,109,000	2,587,000	106,000	-	1,110,000	2,692,000	3,802,000	428,000
3/12/99	Schaumburg / S. Roselle Road	-	659,000	1,537,000	74,000	-	660,000	1,610,000	2,270,000	271,000
3/12/99	Tinley Park / Brennan Hwy	-	771,000	1,799,000	110,000	-	772,000	1,908,000	2,680,000	319,000
3/12/99	Schaumburg / Palmer Drive	-	1,333,000	3,111,000	93,000	-	1,335,000	3,202,000	4,537,000	514,000
3/12/99	Mobile / Hillcrest Road	-	554,000	1,293,000	130,000	-	555,000	1,422,000	1,977,000	240,000
3/12/99	Mobile / Azalea Road	-	517,000	1,206,000	114,000	-	518,000	1,319,000	1,837,000	228,000
3/12/99	Mobile / Moffat Road	-	537,000	1,254,000	107,000	-	538,000	1,360,000	1,898,000	238,000
3/12/99	Mobile / Grelot Road	-	804,000	1,877,000	108,000	-	805,000	1,984,000	2,789,000	328,000
3/12/99	Mobile / Government Blvd	-	407,000	950,000	68,000	-	407,000	1,018,000	1,425,000	179,000
3/12/99	New Orleans / Tchoupitoulas	-	1,092,000	2,548,000	205,000	-	1,093,000	2,752,000	3,845,000	456,000
3/12/99	Louisville / Breckenridge Lane	-	581,000	1,356,000	82,000	-	582,000	1,437,000	2,019,000	241,000
3/12/99	Louisville	-	554,000	1,292,000	128,000	-	555,000	1,419,000	1,974,000	236,000
3/12/99	Louisville / Poplar Level	-	463,000	1,080,000	123,000	-	464,000	1,202,000	1,666,000	207,000
3/12/99	Chesapeake / Western Branch	-	1,274,000	2,973,000	116,000	-	1,275,000	3,088,000	4,363,000	499,000
3/12/99	Centreville / Lee Hwy	-	1,650,000	3,851,000	120,000	-	1,652,000	3,969,000	5,621,000	634,000
3/12/99	Sterling / S. Sterling Blvd	-	1,282,000	2,992,000	109,000	-	1,284,000	3,099,000	4,383,000	497,000
3/12/99	Manassas / Sudley Road	-	776,000	1,810,000	113,000	-	777,000	1,922,000	2,699,000	320,000
3/12/99	Longmont / Wedgewood Ave	-	717,000	1,673,000	55,000	-	718,000	1,727,000	2,445,000	279,000
3/12/99	Fort Collins / So.College Ave	-	745,000	1,739,000	105,000	-	746,000	1,843,000	2,589,000	296,000
3/12/99	Colo Sprngs / Parkmoor Village	-	620,000	1,446,000	80,000	-	621,000	1,525,000	2,146,000	246,000
3/12/99	Colo Sprngs / Van Teylingen	-	1,216,000	2,837,000	120,000	-	1,217,000	2,956,000	4,173,000	467,000
3/12/99	Denver / So. Clinton St.	-	462,000	1,609,000	67,000	-	463,000	1,675,000	2,138,000	258,000
3/12/99	Denver / Washington St.	-	795,000	1,846,000	263,000	-	796,000	2,108,000	2,904,000	331,000
3/12/99	Colo Sprngs / Centennial Blvd	-	1,352,000	3,155,000	55,000	-	1,354,000	3,208,000	4,562,000	495,000
3/12/99	Colo Sprngs / Astrozon Court	-	810,000	1,889,000	132,000	-	811,000	2,020,000	2,831,000	333,000
3/12/99	Arvada / 64th Ave	-	671,000	1,566,000	73,000	-	672,000	1,638,000	2,310,000	270,000
3/12/99	Golden / Simms Street	-	918,000	2,143,000	217,000	-	919,000	2,359,000	3,278,000	386,000
3/12/99	Lawrence / Haskell Ave	-	636,000	1,484,000	96,000	-	637,000	1,579,000	2,216,000	252,000
3/12/99	Overland Park / Hemlock St	-	1,168,000	2,725,000	63,000	-	1,169,000	2,787,000	3,956,000	443,000
3/12/99	Lenexa / Long St.	-	720,000	1,644,000	41,000	-	721,000	1,684,000	2,405,000	268,000
3/12/99	Shawnee / Hedge Lane Terrace	-	570,000	1,331,000	79,000	-	571,000	1,409,000	1,980,000	238,000
3/12/99	Mission / Foxridge Dr	-	1,657,000	3,864,000	111,000	-	1,659,000	3,973,000	5,632,000	627,000
3/12/99	Milwaukee / W. Dean Road	-	1,362,000	3,163,000	268,000	-	1,364,000	3,429,000	4,793,000	599,000
3/12/99	Columbus / Morse Road	-	1,415,000	3,302,000	233,000	-	1,417,000	3,533,000	4,950,000	586,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
3/12/99	Milford / Branch Hill	-	527,000	1,229,000	2,206,000	-	528,000	3,434,000	3,962,000	331,000
3/12/99	Fairfield / Dixie	-	519,000	1,211,000	74,000	-	520,000	1,284,000	1,804,000	215,000
3/12/99	Cincinnati / Western Hills	-	758,000	1,769,000	144,000	-	759,000	1,912,000	2,671,000	321,000
3/12/99	Austin / N. Mopac Expressway	-	865,000	2,791,000	66,000	-	866,000	2,856,000	3,722,000	400,000
3/12/99	Atlanta / Dunwoody Place	-	1,410,000	3,296,000	199,000	-	1,412,000	3,493,000	4,905,000	537,000
3/12/99	Kennedale/Bowman Sprgs	-	425,000	991,000	66,000	-	425,000	1,057,000	1,482,000	177,000
3/12/99	Colo Sprngs/N.Powers	-	1,124,000	2,622,000	141,000	-	1,125,000	2,762,000	3,887,000	456,000
3/12/99	St. Louis/S. Third St	-	206,000	480,000	22,000	-	206,000	502,000	708,000	86,000
3/12/99	Orlando / L.B. Mcleod Road	-	521,000	1,217,000	60,000	-	522,000	1,276,000	1,798,000	212,000
3/12/99	Jacksonville / Roosevelt Blvd.	-	851,000	1,986,000	270,000	-	852,000	2,255,000	3,107,000	393,000
3/12/99	Miami-Kendall / Sw 84th Street	-	935,000	2,180,000	145,000	-	936,000	2,324,000	3,260,000	384,000
3/12/99	North Miami Beach / 69th St	-	1,594,000	3,720,000	151,000	-	1,596,000	3,869,000	5,465,000	623,000
3/12/99	Miami Beach / Dade Blvd	-	962,000	2,245,000	103,000	-	963,000	2,347,000	3,310,000	378,000
3/12/99	Chicago / N. Natchez Ave	-	1,684,000	3,930,000	115,000	-	1,686,000	4,043,000	5,729,000	645,000
3/12/99	Chicago / W. Cermak Road	-	1,294,000	3,019,000	474,000	-	1,296,000	3,491,000	4,787,000	653,000
3/12/99	Kansas City / State Ave	-	645,000	1,505,000	152,000	-	646,000	1,656,000	2,302,000	274,000
3/12/99	Lenexa / Santa Fe Trail Road	-	713,000	1,663,000	83,000	-	714,000	1,745,000	2,459,000	286,000
3/12/99	Waukesha / Foster Court	-	765,000	1,785,000	102,000	-	766,000	1,886,000	2,652,000	298,000
3/12/99	River Grove / N. 5th Ave.	-	1,094,000	2,552,000	(20,000)	-	1,035,000	2,591,000	3,626,000	635,000
3/12/99	St. Charles / E. Main St.	-	951,000	2,220,000	(323,000)	-	803,000	2,045,000	2,848,000	548,000
3/12/99	Chicago / West 47th St.	-	705,000	1,645,000	42,000	-	706,000	1,686,000	2,392,000	273,000
3/12/99	Carol Stream / S. Main Place	-	1,320,000	3,079,000	151,000	-	1,322,000	3,228,000	4,550,000	531,000
3/12/99	Carpentersville /N. Western Ave	-	911,000	2,120,000	99,000	-	912,000	2,218,000	3,130,000	363,000
3/12/99	Elgin / E. Chicago St.	-	570,000	2,163,000	67,000	-	571,000	2,229,000	2,800,000	347,000
3/12/99	Elgin / Big Timber Road	-	1,347,000	3,253,000	215,000	-	1,349,000	3,466,000	4,815,000	590,000
3/12/99	Chicago / S. Pulaski Road	-	458,000	2,118,000	251,000	-	459,000	2,368,000	2,827,000	341,000
3/12/99	Aurora / Business 30	-	900,000	2,097,000	98,000	-	901,000	2,194,000	3,095,000	362,000
3/12/99	Streamwood / Old Church Road	-	855,000	1,991,000	41,000	-	856,000	2,031,000	2,887,000	326,000
3/12/99	Mt. Prospect / Central Road	-	802,000	1,847,000	164,000	-	803,000	2,010,000	2,813,000	342,000
3/12/99	Geneva / Gary Ave	-	1,072,000	2,501,000	67,000	-	1,073,000	2,567,000	3,640,000	411,000
3/12/99	Naperville / Lasalle Ave	-	1,501,000	3,502,000	88,000	-	1,503,000	3,588,000	5,091,000	585,000
3/31/99	Forest Park	-	270,000	3,378,000	988,000	-	270,000	4,366,000	4,636,000	1,529,000
4/1/99	Fresno	27,000	44,000	206,000	(302,000)	804,000	193,000	559,000	752,000	89,000
5/1/99	Stockton	98,000	151,000	402,000	(268,000)	2,017,000	591,000	1,711,000	2,302,000	266,000
6/30/99	Winter Park/N. Semor	-	342,000	638,000	370,000	728,000	427,000	1,651,000	2,078,000	304,000
6/30/99	N. Richland Hills	-	455,000	769,000	248,000	832,000	569,000	1,735,000	2,304,000	284,000
6/30/99	Rolling Meadows/Lois	-	441,000	849,000	295,000	898,000	551,000	1,932,000	2,483,000	325,000
6/30/99	Gresham/Burnside	-	354,000	544,000	199,000	627,000	442,000	1,282,000	1,724,000	218,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
6/30/99	Jacksonville/University	-	211,000	741,000	219,000	700,000	263,000	1,608,000	1,871,000	275,000
6/30/99	Irving/W. Airport	-	419,000	960,000	196,000	857,000	524,000	1,908,000	2,432,000	319,000
6/30/99	Houston/Highway 6 So.	-	751,000	1,006,000	312,000	1,057,000	937,000	2,189,000	3,126,000	356,000
6/30/99	Concord/Arnold	-	827,000	1,553,000	391,000	1,874,000	1,032,000	3,613,000	4,645,000	595,000
6/30/99	Rockville/Gude Drive	-	602,000	768,000	335,000	880,000	751,000	1,834,000	2,585,000	298,000
6/30/99	Bradenton/Cortez Road	-	476,000	885,000	243,000	906,000	594,000	1,916,000	2,510,000	319,000
6/30/99	San Antonio/Nw Loop	-	511,000	786,000	198,000	855,000	638,000	1,712,000	2,350,000	270,000
6/30/99	Anaheim / La Palma	-	1,378,000	851,000	196,000	1,221,000	1,720,000	1,926,000	3,646,000	293,000
6/30/99	Spring Valley/Sweetwater	-	271,000	380,000	86,000	416,000	338,000	815,000	1,153,000	129,000
6/30/99	Ft. Myers/Tamiami	-	948,000	962,000	288,000	1,208,000	1,183,000	2,223,000	3,406,000	350,000
6/30/99	Littleton/Centennial	-	421,000	804,000	230,000	812,000	526,000	1,741,000	2,267,000	270,000
6/30/99	Newark/Cedar Blvd	-	729,000	971,000	218,000	1,067,000	910,000	2,075,000	2,985,000	315,000
6/30/99	Falls Church/Columbia	-	901,000	975,000	264,000	1,141,000	1,125,000	2,156,000	3,281,000	319,000
6/30/99	Fairfax / Lee Highway	-	586,000	1,078,000	268,000	1,106,000	732,000	2,306,000	3,038,000	356,000
6/30/99	Wheat Ridge / W. 44th	-	480,000	789,000	237,000	831,000	599,000	1,738,000	2,337,000	270,000
6/30/99	Huntington Bch/Gotham	-	952,000	890,000	267,000	1,130,000	1,188,000	2,051,000	3,239,000	314,000
6/30/99	Fort Worth/McCart	-	372,000	942,000	162,000	703,000	464,000	1,715,000	2,179,000	247,000
6/30/99	San Diego/Clairemont	-	1,601,000	2,035,000	329,000	2,034,000	1,998,000	4,001,000	5,999,000	610,000
6/30/99	Houston/Millridge N.	-	1,160,000	1,983,000	219,000	2,433,000	1,448,000	4,347,000	5,795,000	653,000
6/30/99	Woodbridge/Jefferson	-	840,000	1,689,000	242,000	1,446,000	1,048,000	3,169,000	4,217,000	470,000
6/30/99	Mountainside	-	1,260,000	1,237,000	324,000	1,523,000	1,573,000	2,771,000	4,344,000	404,000
6/30/99	Woodbridge / Davis	-	1,796,000	1,623,000	403,000	1,996,000	2,242,000	3,576,000	5,818,000	501,000
6/30/99	Huntington Beach	-	1,026,000	1,437,000	115,000	1,450,000	1,281,000	2,747,000	4,028,000	386,000
6/30/99	Edison / Old Post Rd	-	498,000	1,267,000	242,000	1,175,000	622,000	2,560,000	3,182,000	376,000
6/30/99	Northridge/Parthenia	-	1,848,000	1,486,000	159,000	1,839,000	2,307,000	3,025,000	5,332,000	397,000
6/30/99	Brick Township/Brick	-	590,000	1,431,000	279,000	1,364,000	736,000	2,928,000	3,664,000	382,000
6/30/99	Stone Mountain/Rock	-	1,233,000	288,000	309,000	852,000	1,539,000	1,143,000	2,682,000	153,000
6/30/99	Hyattsville	-	768,000	2,186,000	252,000	1,919,000	959,000	4,166,000	5,125,000	532,000
6/30/99	Union City / Alvarado	-	992,000	1,776,000	204,000	1,690,000	1,238,000	3,424,000	4,662,000	456,000
6/30/99	Oak Park / Greenfield	-	621,000	1,735,000	185,000	1,490,000	775,000	3,256,000	4,031,000	422,000
6/30/99	Tujunga/Foothill Blvd	-	1,746,000	2,383,000	129,000	2,370,000	2,179,000	4,449,000	6,628,000	518,000
7/1/99	Pantego/W. Pioneer Pkwy	-	432,000	1,228,000	60,000	-	433,000	1,287,000	1,720,000	128,000
7/1/99	Nashville/Lafayette St	-	486,000	1,135,000	149,000	-	487,000	1,283,000	1,770,000	240,000
7/1/99	Nashville/Metroplex Dr	-	380,000	886,000	127,000	-	380,000	1,013,000	1,393,000	184,000
7/1/99	Madison / Myatt Dr	-	441,000	1,028,000	85,000	-	442,000	1,112,000	1,554,000	199,000
7/1/99	Hixson / Highway 153	-	488,000	1,138,000	169,000	-	489,000	1,306,000	1,795,000	231,000
7/1/99	Hixson / Gadd Rd	-	207,000	484,000	228,000	-	207,000	712,000	919,000	160,000
7/1/99	Red Bank / Harding Rd	-	452,000	1,056,000	165,000	-	453,000	1,220,000	1,673,000	221,000

Date Acquired	Description	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
7/1/99	Nashville/Welshwood Dr	-	934,000	2,179,000	154,000	-	935,000	2,332,000	3,267,000	396,000
7/1/99	Madison/Williams Ave	-	1,318,000	3,076,000	229,000	-	1,320,000	3,303,000	4,623,000	557,000
7/1/99	Nashville/Mcnally Dr	-	884,000	2,062,000	318,000	-	885,000	2,379,000	3,264,000	456,000
7/1/99	Hermitage/Central Ct	-	646,000	1,508,000	129,000	-	647,000	1,636,000	2,283,000	281,000
7/1/99	Antioch/Cane Ridge Rd	-	353,000	823,000	117,000	-	353,000	940,000	1,293,000	177,000
9/1/99	Charlotte / Ashley Road	-	664,000	1,551,000	19,000	-	652,000	1,582,000	2,234,000	250,000
9/1/99	Raleigh / Capital Blvd	-	927,000	2,166,000	(27,000)	-	910,000	2,156,000	3,066,000	340,000
9/1/99	Charlotte / South Blvd.	-	734,000	1,715,000	15,000	-	720,000	1,744,000	2,464,000	278,000
9/1/99	Greensboro/W.Market St.	-	603,000	1,409,000	7,000	-	592,000	1,427,000	2,019,000	237,000
10/8/99	Belmont / O'neill Ave	-	869,000	4,659,000	94,000	-	879,000	4,743,000	5,622,000	734,000
10/11/99	Matthews	-	937,000	3,165,000	242,000	-	995,000	3,349,000	4,344,000	373,000
11/15/99	Poplar, Memphis	-	1,631,000	3,093,000	279,000	-	1,733,000	3,270,000	5,003,000	384,000
12/17/99	Dallas / Swiss Ave	-	1,862,000	4,344,000	140,000	-	1,880,000	4,466,000	6,346,000	698,000
12/30/99	Oak Park/Greenfield Rd	-	1,184,000	3,685,000	(107,000)	-	1,197,000	3,565,000	4,762,000	501,000
12/30/99	Santa Anna	-	2,657,000	3,293,000	359,000	-	2,823,000	3,486,000	6,309,000	388,000
1/21/00	Hanover Park	-	262,000	3,104,000	28,000	-	256,000	3,138,000	3,394,000	310,000
1/25/00	Memphis / N.Germantwn Pkwy	-	884,000	3,024,000	224,000	-	938,000	3,194,000	4,132,000	369,000
1/31/00	Rowland Heights/Walnut	-	681,000	1,589,000	120,000	-	689,000	1,701,000	2,390,000	268,000
2/8/00	Lewisville / Justin Rd	-	529,000	2,919,000	204,000	-	563,000	3,089,000	3,652,000	355,000
2/28/00	Plano / Avenue K	-	2,064,000	10,407,000	386,000	-	2,090,000	10,767,000	12,857,000	3,751,000
4/1/00	Hyattsville/Edmonson	-	1,036,000	2,657,000	36,000	-	1,037,000	2,692,000	3,729,000	328,000
4/29/00	St.Louis/Ellisville Twn Centre	-	765,000	4,377,000	314,000	-	813,000	4,643,000	5,456,000	476,000
5/2/00	Mill Valley	-	1,412,000	3,294,000	(387,000)	-	1,285,000	3,034,000	4,319,000	359,000
5/2/00	Culver City	-	2,439,000	5,689,000	(696,000)	-	2,220,000	5,212,000	7,432,000	614,000
5/26/00	Phoenix/N. 35th Ave	-	868,000	2,967,000	23,000	-	869,000	2,989,000	3,858,000	387,000
6/5/00	Mount Sinai / Route 25a	-	950,000	3,338,000	245,000	-	1,009,000	3,524,000	4,533,000	350,000
6/15/00	Pinellas Park	-	526,000	2,247,000	270,000	-	548,000	2,495,000	3,043,000	150,000
6/30/00	San Antonio/Broadway St	-	1,131,000	4,558,000	22,000	-	1,132,000	4,579,000	5,711,000	510,000
7/13/00	Lincolnwood	-	1,598,000	3,727,000	135,000	-	1,615,000	3,845,000	5,460,000	528,000
7/17/00	La Palco/New Orleans	-	1,023,000	3,204,000	127,000	-	1,095,000	3,259,000	4,354,000	309,000
7/29/00	Tracy/1615& 1650 W.11th S	-	1,745,000	4,530,000	276,000	-	1,764,000	4,787,000	6,551,000	610,000
8/1/00	Pineville	-	2,197,000	3,417,000	354,000	-	2,335,000	3,633,000	5,968,000	372,000
8/23/00	Morris Plains	-	1,501,000	4,300,000	318,000	-	1,596,000	4,523,000	6,119,000	401,000
8/31/00	Florissant/New Halls Fry	-	800,000	4,225,000	70,000	-	808,000	4,287,000	5,095,000	545,000
8/31/00	Orange, CA	-	661,000	1,542,000	53,000	-	668,000	1,588,000	2,256,000	198,000
9/1/00	Bayshore, NY	-	1,277,000	2,980,000	959,000	-	1,535,000	3,681,000	5,216,000	524,000
9/1/00	Los Angeles, CA	-	590,000	1,376,000	433,000	-	709,000	1,690,000	2,399,000	244,000
9/13/00	Merrillville	-	343,000	2,474,000	164,000	-	364,000	2,617,000	2,981,000	228,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002: Land	Gross Carrying Amount At December 31, 2002: Building	Gross Carrying Amount At December 31, 2002: Total	Accumulated Depreciation
9/15/00	Gardena / W. El Segundo	-	1,532,000	3,424,000	106,000	-	1,534,000	3,528,000	5,062,000	320,000
9/15/00	Chicago / Ashland Avenue	-	850,000	4,880,000	174,000	-	851,000	5,053,000	5,904,000	482,000
9/15/00	Oakland / Macarthur	-	678,000	2,751,000	135,000	-	679,000	2,885,000	3,564,000	265,000
9/15/00	Alexandria / Pickett Ii	-	2,743,000	6,198,000	276,000	-	2,746,000	6,471,000	9,217,000	529,000
9/15/00	Royal Oak / Coolidge Highway	-	1,062,000	2,576,000	134,000	-	1,063,000	2,709,000	3,772,000	238,000
9/15/00	Hawthorne / Crenshaw Blvd.	-	1,079,000	2,913,000	117,000	-	1,080,000	3,029,000	4,109,000	266,000
9/15/00	Rockaway / U.S. Route 46	-	2,424,000	4,945,000	249,000	-	2,427,000	5,191,000	7,618,000	445,000
9/15/00	Evanston / Greenbay	-	846,000	4,436,000	153,000	-	847,000	4,588,000	5,435,000	385,000
9/15/00	Los Angeles / Coliseum	-	3,109,000	4,013,000	113,000	-	3,113,000	4,122,000	7,235,000	336,000
9/15/00	Bethpage / Hempstead Turnpike	-	2,899,000	5,457,000	229,000	-	2,902,000	5,683,000	8,585,000	461,000
9/15/00	Northport / Fort Salonga Road	-	2,999,000	5,698,000	234,000	-	3,003,000	5,928,000	8,931,000	479,000
9/15/00	Brooklyn / St. Johns Place	-	3,492,000	6,026,000	238,000	-	3,496,000	6,260,000	9,756,000	499,000
9/15/00	Lake Ronkonkoma / Portion Rd.	-	937,000	4,199,000	154,000	-	938,000	4,352,000	5,290,000	342,000
9/15/00	Tampa/Gunn Hwy	-	1,843,000	4,300,000	54,000	-	1,845,000	4,352,000	6,197,000	405,000
9/18/00	Tampa/N. Del Mabry	-	2,204,000	2,447,000	7,424,000	-	2,228,000	9,847,000	12,075,000	2,295,000
9/30/00	Marietta/Kennestone& Hwy5	-	622,000	3,388,000	142,000	-	629,000	3,523,000	4,152,000	462,000
9/30/00	Lilburn/Indian Trail	-	1,695,000	5,170,000	144,000	-	1,714,000	5,295,000	7,009,000	553,000
11/15/00	Largo/Missouri	-	1,092,000	4,270,000	241,000	-	1,158,000	4,445,000	5,603,000	352,000
11/21/00	St. Louis/Wilson	-	1,608,000	3,913,000	661,000	-	1,630,000	4,552,000	6,182,000	507,000
12/21/00	Houston/7715 Katy Frwy	-	2,274,000	5,307,000	104,000	-	2,280,000	5,405,000	7,685,000	246,000
12/21/00	Houston/10801 Katy Frwy	-	1,664,000	3,884,000	80,000	-	1,669,000	3,959,000	5,628,000	182,000
12/21/00	Houston/Main St	-	1,681,000	3,924,000	71,000	-	1,686,000	3,990,000	5,676,000	181,000
12/21/00	Houston/W. Loop/S. Frwy	-	2,036,000	4,749,000	87,000	-	2,040,000	4,832,000	6,872,000	219,000
12/29/00	Chicago	-	1,946,000	6,002,000	19,000	-	1,940,000	6,027,000	7,967,000	468,000
12/30/00	Raleigh/Glenwood	-	1,545,000	3,628,000	77,000	-	1,562,000	3,688,000	5,250,000	382,000
12/30/00	Frazier	-	800,000	3,324,000	15,000	-	801,000	3,338,000	4,139,000	151,000
1/5/01	Troy/E. Big Beaver Rd	-	2,195,000	4,221,000	358,000	-	2,332,000	4,442,000	6,774,000	327,000
1/11/01	Ft Lauderdale	-	954,000	3,972,000	330,000	-	1,071,000	4,185,000	5,256,000	317,000
1/16/01	No Hollywood/Sherman Way	-	2,173,000	5,442,000	32,000	-	2,177,000	5,470,000	7,647,000	545,000
1/18/01	Tuscon/E. Speedway	-	735,000	2,895,000	190,000	-	781,000	3,039,000	3,820,000	226,000
1/25/01	Lombard/Finley	-	851,000	3,806,000	256,000	-	904,000	4,009,000	4,913,000	296,000
3/15/01	Los Angeles/West Pico	-	8,579,000	8,630,000	477,000	-	8,605,000	9,081,000	17,686,000	957,000
3/31/01	Long Island	-	2,630,000	7,196,000	199,000	-	2,776,000	7,249,000	10,025,000	351,000
4/1/01	Lakewood/Cedar Dr.	-	1,329,000	9,356,000	64,000	-	1,334,000	9,415,000	10,749,000	985,000
4/7/01	Farmingdale/Rte 110	-	2,364,000	5,807,000	(86,000)	-	2,345,000	5,740,000	8,085,000	454,000
4/17/01	Philadelphia/Aramingo	-	968,000	4,539,000	13,000	-	969,000	4,551,000	5,520,000	308,000
4/18/01	Largo/Walsingham Road	-	1,000,000	3,545,000	17,000	-	1,002,000	3,560,000	4,562,000	243,000
6/17/01	Port Washington/Seaview &W.Sh	-	2,381,000	4,608,000	112,000	-	2,361,000	4,740,000	7,101,000	267,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
6/18/01	Silver Springs/Prosperity	-	1,065,000	5,391,000	(6,000)	-	1,066,000	5,384,000	6,450,000	380,000
6/19/01	Tampa/W. Waters Ave & Wilsky	-	953,000	3,785,000	17,000	-	955,000	3,800,000	4,755,000	233,000
6/26/01	Middletown	-	1,535,000	4,258,000	310,000	-	1,631,000	4,472,000	6,103,000	261,000
7/29/01	Miami/Sw 85th Ave	-	2,755,000	4,951,000	15,000	-	2,760,000	4,961,000	7,721,000	285,000
8/28/01	Hoover/John Hawkins Pkwy	-	1,050,000	2,453,000	36,000	-	1,052,000	2,487,000	3,539,000	138,000
9/30/01	Syosset	-	2,461,000	5,312,000	387,000	-	2,615,000	5,545,000	8,160,000	245,000
12/27/01	Los Angeles/W.Jefferson	-	8,285,000	9,429,000	809,000	-	8,311,000	10,212,000	18,523,000	405,000
12/27/01	Howell/Hgwy 9	-	941,000	4,070,000	267,000	-	999,000	4,279,000	5,278,000	191,000
12/29/01	Catonsville/Kent	-	1,378,000	5,289,000	638,000	-	1,380,000	5,925,000	7,305,000	267,000
12/29/01	Old Bridge/Rte 9	-	1,244,000	4,960,000	2,000	-	1,245,000	4,961,000	6,206,000	199,000
12/29/01	Sacremento/Roseville	-	876,000	5,344,000	477,000	-	877,000	5,820,000	6,697,000	267,000
12/31/01	Santa Ana/E.Mcfadden	-	7,587,000	8,612,000	918,000	-	7,611,000	9,506,000	17,117,000	384,000
1/1/02	Concord	-	650,000	1,332,000	22,000	-	651,000	1,353,000	2,004,000	137,000
1/1/02	Tustin	-	962,000	1,465,000	12,000	-	963,000	1,476,000	2,439,000	160,000
1/1/02	Pasadena/Sierra Madre	-	706,000	872,000	33,000	-	707,000	904,000	1,611,000	89,000
1/1/02	Azusa	-	933,000	1,659,000	9,000	-	934,000	1,667,000	2,601,000	187,000
1/1/02	Redlands	-	423,000	1,202,000	41,000	-	423,000	1,243,000	1,666,000	128,000
1/1/02	Airport I	-	346,000	861,000	27,000	-	346,000	888,000	1,234,000	97,000
1/1/02	Miami / Marlin Road	-	562,000	1,345,000	17,000	-	563,000	1,361,000	1,924,000	148,000
1/1/02	Riverside	-	95,000	1,106,000	21,000	-	95,000	1,127,000	1,222,000	118,000
1/1/02	Oakland / San Leandro	-	330,000	1,116,000	28,000	-	330,000	1,144,000	1,474,000	122,000
1/1/02	Richmond / Jacuzzi	-	419,000	1,224,000	20,000	-	419,000	1,244,000	1,663,000	128,000
1/1/02	Santa Clara / Laurel	-	1,178,000	1,789,000	15,000	-	1,179,000	1,803,000	2,982,000	187,000
1/1/02	Pembroke Park	-	475,000	1,259,000	11,000	-	476,000	1,269,000	1,745,000	139,000
1/1/02	Ft. Lauderdale / Sun	-	452,000	1,254,000	26,000	-	453,000	1,279,000	1,732,000	133,000
1/1/02	San Carlos / Shorewa	-	737,000	1,360,000	14,000	-	738,000	1,373,000	2,111,000	146,000
1/1/02	Ft. Lauderdale / Sun	-	532,000	1,444,000	47,000	-	533,000	1,490,000	2,023,000	156,000
1/1/02	Sacramento / Howe	-	361,000	1,181,000	15,000	-	361,000	1,196,000	1,557,000	128,000
1/1/02	Sacramento / Capitol	-	186,000	1,284,000	11,000	-	186,000	1,295,000	1,481,000	141,000
1/1/02	Miami / Airport	-	517,000	915,000	19,000	-	518,000	933,000	1,451,000	113,000
1/1/02	Marietta / Cobb Park	-	419,000	1,571,000	15,000	-	419,000	1,586,000	2,005,000	180,000
1/1/02	Sacramento / Florin	-	624,000	1,710,000	31,000	-	625,000	1,740,000	2,365,000	199,000
1/1/02	Belmont / Dairy Lane	-	915,000	1,252,000	34,000	-	916,000	1,285,000	2,201,000	153,000
1/1/02	So. San Francisco	-	1,018,000	2,464,000	34,000	-	1,019,000	2,497,000	3,516,000	275,000
1/1/02	Palmdale / P Street	-	218,000	1,287,000	7,000	-	218,000	1,294,000	1,512,000	157,000
1/1/02	Tucker / Montreal Rd	-	760,000	1,485,000	28,000	-	761,000	1,512,000	2,273,000	170,000
1/1/02	Pasadena / S Fair Oaks	-	1,313,000	1,905,000	34,000	-	1,315,000	1,937,000	3,252,000	229,000
1/1/02	Carmichael/Fair Oaks	-	584,000	1,431,000	13,000	-	585,000	1,443,000	2,028,000	170,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
1/1/02	Carson / Carson St	-	507,000	877,000	26,000	-	508,000	902,000	1,410,000	104,000
1/1/02	San Jose / Felipe Ave	-	517,000	1,482,000	39,000	-	518,000	1,520,000	2,038,000	171,000
1/1/02	Miami / 27th Ave	-	272,000	1,572,000	27,000	-	272,000	1,599,000	1,871,000	181,000
1/1/02	San Jose / Capitol	-	400,000	1,183,000	13,000	-	400,000	1,196,000	1,596,000	138,000
1/1/02	Tucker / Mountain	-	519,000	1,385,000	53,000	-	520,000	1,437,000	1,957,000	156,000
1/3/02	St Charles/Veterans Memorial Pkwy	-	687,000	1,602,000	117,000	-	687,000	1,719,000	2,406,000	66,000
1/7/02	Bothell/ N. Bothell Way	-	1,063,000	4,995,000	146,000	-	1,063,000	5,141,000	6,204,000	191,000
1/15/02	Houston / N.Loop	-	2,045,000	6,178,000	-	-	2,045,000	6,178,000	8,223,000	216,000
1/16/02	Orlando / S. Kirkman	-	889,000	3,180,000	-	-	889,000	3,180,000	4,069,000	116,000
1/16/02	Austin / Us Hwy 183	-	608,000	3,856,000	-	-	608,000	3,856,000	4,464,000	140,000
1/16/02	Rochelle Park / 168	-	744,000	4,430,000	-	-	744,000	4,430,000	5,174,000	161,000
1/16/02	Honolulu / Waialae	-	10,631,000	10,783,000	-	-	10,631,000	10,783,000	21,414,000	389,000
1/16/02	Sunny Isles Bch	-	931,000	2,845,000	-	-	931,000	2,845,000	3,776,000	106,000
1/16/02	San Ramon / San Ramo	-	1,522,000	3,510,000	-	-	1,522,000	3,510,000	5,032,000	136,000
1/16/02	Austin / W. 6th St	-	2,399,000	4,493,000	-	-	2,399,000	4,493,000	6,892,000	181,000
1/16/02	Schaumburg / W. Wise	-	1,158,000	2,598,000	-	-	1,158,000	2,598,000	3,756,000	97,000
1/16/02	Laguna Hills / Moulton	-	2,319,000	5,200,000	-	-	2,319,000	5,200,000	7,519,000	214,000
1/16/02	Annapolis / West St	-	955,000	3,669,000	-	-	955,000	3,669,000	4,624,000	138,000
1/16/02	Birmingham / Commons	-	1,125,000	3,938,000	-	-	1,125,000	3,938,000	5,063,000	149,000
1/16/02	Crestwood / Watson Rd	-	1,232,000	3,093,000	-	-	1,232,000	3,093,000	4,325,000	117,000
1/16/02	Northglenn /Huron St	-	688,000	2,075,000	-	-	688,000	2,075,000	2,763,000	83,000
1/16/02	Skokie / Skokie Blvd	-	716,000	5,285,000	-	-	716,000	5,285,000	6,001,000	208,000
1/16/02	Garden City / Stewart	-	1,489,000	4,039,000	-	-	1,489,000	4,039,000	5,528,000	152,000
1/16/02	Millersville / Veterans	-	1,036,000	4,229,000	-	-	1,036,000	4,229,000	5,265,000	171,000
1/16/02	W. Babylon / Sunrise	-	1,609,000	3,959,000	-	-	1,609,000	3,959,000	5,568,000	153,000
1/16/02	Memphis / Summer Ave	-	1,103,000	2,772,000	-	-	1,103,000	2,772,000	3,875,000	107,000
1/16/02	Santa Clara/Lafayette	-	1,393,000	4,626,000	-	-	1,393,000	4,626,000	6,019,000	182,000
1/16/02	Naperville / Washington	-	2,712,000	2,225,000	-	-	2,712,000	2,225,000	4,937,000	87,000
1/16/02	Phoenix/W Union Hills	-	1,071,000	2,934,000	-	-	1,071,000	2,934,000	4,005,000	116,000
1/16/02	Woodlawn / Whitehead	-	2,682,000	3,355,000	-	-	2,682,000	3,355,000	6,037,000	140,000
1/16/02	Issaquah / Pickering	-	1,138,000	3,704,000	-	-	1,138,000	3,704,000	4,842,000	142,000
1/16/02	West La /W Olympic	-	6,532,000	5,975,000	-	-	6,532,000	5,975,000	12,507,000	234,000
1/16/02	New Orleans/I-10	-	1,286,000	3,380,000	-	-	1,286,000	3,380,000	4,666,000	131,000
1/16/02	Pasadena / E. Colorado	-	1,125,000	5,160,000	-	-	1,125,000	5,160,000	6,285,000	203,000
1/16/02	Memphis / Covington	-	620,000	3,076,000	-	-	620,000	3,076,000	3,696,000	122,000
1/16/02	Hiawassee / N.Hiawassee	-	1,622,000	1,892,000	-	-	1,622,000	1,892,000	3,514,000	77,000
1/16/02	Longwood / State Rd	-	2,123,000	3,083,000	-	-	2,123,000	3,083,000	5,206,000	127,000
1/16/02	Casselberry / State	-	1,628,000	3,308,000	-	-	1,628,000	3,308,000	4,936,000	128,000

Date Acquired	Description	Encum-brances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
1/16/02	Honolulu/Kahala	-	3,722,000	8,525,000	-	-	3,722,000	8,525,000	12,247,000	325,000
1/16/02	Waukegan / Greenbay	-	933,000	3,826,000	-	-	933,000	3,826,000	4,759,000	151,000
1/16/02	Southfield / Telegraph	-	2,869,000	5,507,000	-	-	2,869,000	5,507,000	8,376,000	218,000
1/16/02	San Mateo / S. Delaware	-	1,921,000	4,602,000	-	-	1,921,000	4,602,000	6,523,000	179,000
1/16/02	Scottsdale/N.Hayden	-	2,111,000	3,564,000	-	-	2,111,000	3,564,000	5,675,000	144,000
1/16/02	Gilbert/W Park Ave	-	497,000	3,534,000	-	-	497,000	3,534,000	4,031,000	141,000
1/16/02	W.Palm Beach/Okeechobee	-	2,149,000	4,650,000	-	-	2,149,000	4,650,000	6,799,000	186,000
1/16/02	Indianapolis / W.86th	-	812,000	2,421,000	-	-	812,000	2,421,000	3,233,000	97,000
1/16/02	Indianapolis / Madison	-	716,000	2,655,000	-	-	716,000	2,655,000	3,371,000	106,000
1/16/02	Indianapolis / Rockville	-	704,000	2,704,000	-	-	704,000	2,704,000	3,408,000	108,000
1/16/02	Santa Cruz / River	-	2,148,000	6,584,000	-	-	2,148,000	6,584,000	8,732,000	264,000
1/16/02	Novato / Rush Landing	-	1,858,000	2,574,000	-	-	1,858,000	2,574,000	4,432,000	104,000
1/16/02	Martinez / Arnold Dr	-	847,000	5,422,000	-	-	847,000	5,422,000	6,269,000	219,000
1/16/02	Charlotte/Cambridge	-	836,000	3,908,000	-	-	836,000	3,908,000	4,744,000	155,000
1/16/02	Rancho Cucamonga	-	579,000	3,222,000	-	-	579,000	3,222,000	3,801,000	130,000
1/16/02	Renton / Kent	-	768,000	4,078,000	-	-	768,000	4,078,000	4,846,000	162,000
1/16/02	Hawthorne / Goffle Rd	-	2,414,000	4,918,000	-	-	2,414,000	4,918,000	7,332,000	193,000
2/2/02	Nashua / Southwood Dr	-	2,493,000	4,326,000	155,000	-	2,493,000	4,481,000	6,974,000	156,000
2/15/02	Houston/Fm 1960 East	-	859,000	2,004,000	42,000	-	860,000	2,045,000	2,905,000	64,000
3/7/02	Baltimore / Russell Street	-	1,763,000	5,821,000	175,000	-	1,763,000	5,996,000	7,759,000	195,000
3/11/02	Weymouth / Main St	-	1,440,000	4,433,000	137,000	-	1,440,000	4,570,000	6,010,000	150,000
3/28/02	Clinton / Branch Ave & Schultz	-	1,257,000	4,108,000	285,000	-	1,336,000	4,314,000	5,650,000	136,000
4/17/02	La Mirada/Alondra	-	1,749,000	5,044,000	361,000	-	1,858,000	5,296,000	7,154,000	131,000
5/1/02	N.Richlnd Hls/Rufe Snow Dr	-	632,000	6,337,000	-	-	632,000	6,337,000	6,969,000	228,000
5/2/02	Parkville/E.Joppa	-	898,000	4,306,000	117,000	-	898,000	4,423,000	5,321,000	114,000
6/17/02	Waltham / Lexington St	-	3,183,000	5,733,000	198,000	-	3,183,000	5,931,000	9,114,000	128,000
6/30/02	Nashville / Charlotte	-	876,000	2,004,000	28,000	-	876,000	2,032,000	2,908,000	42,000
7/2/02	Mt Juliet / Lebonan Rd	-	516,000	1,203,000	19,000	-	516,000	1,222,000	1,738,000	26,000
7/14/02	Yorktown / George Washington	-	707,000	1,684,000	(25,000)	-	708,000	1,658,000	2,366,000	34,000
7/22/02	Brea/E. Lambert & Clifwood Pk	-	2,114,000	3,555,000	123,000	-	2,114,000	3,678,000	5,792,000	69,000
8/1/02	Bricktown/Route 70	-	1,292,000	3,690,000	109,000	-	1,292,000	3,799,000	5,091,000	73,000
8/1/02	Danvers / Newbury St.	-	1,311,000	4,140,000	120,000	-	1,311,000	4,260,000	5,571,000	80,000
8/15/02	Montclair / Holt Blvd.	-	889,000	2,074,000	81,000	-	890,000	2,154,000	3,044,000	37,000
8/21/02	Rockville Centre/Merrick Rd	-	3,693,000	6,990,000	221,000	-	3,693,000	7,211,000	10,904,000	108,000
9/13/02	Lacey / Martin Way	-	1,379,000	3,217,000	4,000	-	1,379,000	3,221,000	4,600,000	32,000
9/13/02	Lakewood / Bridgeport	-	1,286,000	3,000,000	5,000	-	1,286,000	3,005,000	4,291,000	30,000
9/13/02	Kent / Pacific Highway	-	1,839,000	4,291,000	6,000	-	1,839,000	4,297,000	6,136,000	43,000
11/4/02	Scotch Plains /Route 22	-	2,124,000	5,072,000	5,000	-	2,124,000	5,077,000	7,201,000	43,000

PUBLIC STORAGE, INC.
SCHEDULE III - REAL ESTATE
AND ACCUMULATED DEPRECIATION

Date Acquired	Description	Encumbrances	Initial Cost		Costs Subsequent to Acquisition	Adjustments Resulting from the Acquisition of Minority Interests	Gross Carrying Amount At December 31, 2002			Accumulated Depreciation
			Land	Buildings & Improvements			Land	Building	Total	
12/23/02	Snta Clarita/Viaprincssa	-	2,508,000	3,008,000	-	-	2,508,000	3,008,000	5,516,000	-
Other Properties										
	Glendale/Western Avenue	-	1,622,000	3,771,000	12,224,000	-	1,616,000	16,001,000	17,617,000	11,395,000
6/1/98	Renton / Sw 39th St.	-	725,000	2,196,000	958,000	-	725,000	3,154,000	3,879,000	906,000
6/29/98	Pompano Bch/Center Port Circle	-	795,000	2,312,000	1,348,000	-	795,000	3,660,000	4,455,000	1,038,000
12/9/98	Miami / Nw 115th Ave	-	1,095,000	2,349,000	1,427,000	-	1,102,000	3,769,000	4,871,000	1,040,000
12/13/99	Burlingame (Commercial & PUD)	-	4,043,000	9,434,000	1,161,000	-	4,043,000	10,595,000	14,638,000	1,671,000
12/30/99	West Palm Beach	-	984,000	2,358,000	40,000	-	913,000	2,469,000	3,382,000	295,000
12/30/99	Tamarac Parkway	-	1,902,000	4,467,000	1,916,000	-	1,890,000	6,395,000	8,285,000	818,000
4/28/00	San Diego/Sorrento	-	1,282,000	3,016,000	(13,000)	-	1,024,000	3,261,000	4,285,000	424,000
12/29/00	Gardena	-	1,737,000	5,456,000	42,000	-	1,737,000	5,498,000	7,235,000	1,143,000
4/2/02	Long Beach	-	887,000	6,251,000	-	-	887,000	6,251,000	7,138,000	905,000
	Construction in Progress	-	-	-	105,323,000	-	17,807,000	87,516,000	105,323,000	-
		$20,567,000	$1,288,797,000	$3,049,409,000	$527,490,000	$228,153,000	$1,322,688,000	$3,771,161,000	$5,093,849,000	$987,546,000

PUBLIC STORAGE, INC.
EXHIBIT 11 - EARNINGS PER SHARE

	For the Year Ended December 31,		
	2001	2000	1999
	(amounts in thousands, except per share data)		
Earnings Per Share:			
Net income	$ 318,738	$ 324,208	$ 297,088
Less: Cumulative Preferred Stock Dividends:			
10% Cumulative Preferred Stock, Series A	(3,422)	(4,563)	(4,563)
9.20% Cumulative Preferred Stock, Series B	(5,389)	(5,488)	(5,488)
Adjustable Rate Preferred Stock, Series C	(2,024)	(2,024)	(2,052)
9.50% Cumulative Preferred Stock, Series D	(2,850)	(2,850)	(2,850)
10.00% Cumulative Preferred Stock, Series E	(5,488)	(5,488)	(5,488)
9.75% Cumulative Preferred Stock, Series F	(5,606)	(5,606)	(5,606)
8-7/8% Cumulative Preferred Stock, Series G	-	(11,482)	(15,309)
8.45% Cumulative Preferred Stock, Series H	-	(10,853)	(14,259)
8-5/8% Cumulative Preferred Stock, Series I	-	(7,475)	(8,625)
8% Cumulative Preferred Stock, Series J	(9,200)	(12,000)	(12,000)
8.25% Cumulative Preferred Stock, Series K	(9,488)	(9,488)	(9,488)
8.25% Cumulative Preferred Stock, Series L	(9,488)	(9,488)	(9,488)
8.75% Cumulative Preferred Stock, Series M	(4,922)	(4,922)	(4,922)
8.60% Cumulative Preferred Stock, Series Q	(14,835)	(14,134)	-
8.00% Cumulative Preferred Stock, Series R	(40,800)	(10,200)	-
7.875% Cumulative Preferred Stock, Series S	(11,320)	(1,918)	-
7.625% Cumulative Preferred Stock, Series T	(11,011)	-	-
7.625% Cumulative Preferred Stock, Series U	(9,849)	-	-
7.50% Cumulative Preferred Stock, Series V	(3,234)	-	-
Total preferred dividends	(148,926)	(117,979)	(100,138)
	$ 169,812	$ 206,229	$ 196,950
Allocation of net income allocable to common shareholders to classes:			
Net income allocable to shareholders of the Equity Stock, Series A	$ 21,501	$ 19,455	$ 11,042
Net income allocable to shareholders of common stock	148,311	186,774	185,908
	$ 169,812	$ 206,229	$ 196,950
Weighted average common and common equivalent shares outstanding:			
Basic weighted average common shares outstanding	123,005	122,310	131,566
Net effect of dilutive stock options - based on treasury stock method using average market price	1,566	1,267	91
Diluted weighted average common shares outstanding	124,571	123,577	131,657
Basic earnings per common and common equivalent share	$ 1.21	$ 1.53	$ 1.41
Diluted earnings per common and common equivalent share	$ 1.19	$ 1.51	$ 1.41

Note- There are no securities outstanding which would have an anti-dilutive effect upon earnings per common share in each of the three years ended December 31, 2002.

PUBLIC STORGAGE, INC.
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Amounts in thousands)				
Net income	$ 318,738	$ 324,208	$ 297,088	$ 287,885	$ 227,019
Add: Minority interest in income	44,087	46,015	38,356	16,006	20,290
Less: Minority interests in income which do not have fixed charges	(14,307)	(11,243)	(10,549)	(13,362)	(15,853)
Income from continuing operations	348,518	358,980	324,895	290,529	231,456
Interest expense	3,809	3,227	3,293	7,971	4,507
Total Earnings Available to Cover Fixed Charges	$ 352,327	$ 362,207	$ 328,188	$ 298,500	$ 235,963
Total Fixed Charges - interest expense (a)	$ 10,322	$ 12,219	$ 13,071	$ 12,480	$ 7,988
Cumulative Preferred Stock dividends	148,926	117,979	100,138	94,793	78,375
Preferred Partnership Unit distributions	26,906	31,737	24,859	-	-
Total Preferred distributions	$ 175,832	$ 149,716	$ 124,997	$ 94,793	$ 78,375
Total Combined Fixed Charges and Preferred Stock dividends	$ 186,154	$ 161,935	$ 138,068	$ 107,273	$ 86,363
Ratio of Earnings to Fixed Charges	34.13x	29.64x	25.11x	23.92x	29.54x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock dividends	1.89x	2.24x	2.38x	2.78x	2.73x

Supplemental disclosure of Ratio of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") to fixed charges:

	2002	2001	2000	1999	1998
Net Income	$ 318,738	$ 324,208	$ 297,088	$ 287,885	$ 227,019
Less – Loss/(Gain) on sale of real estate	2,541	(4,091)	(3,786)	(2,154)	-
Add - Depreciation and Amortization	179,634	166,178	148,195	137,400	111,799
Less - Depreciation allocated to minority interests	(8,087)	(7,847)	(7,138)	(9,294)	(12,022)
Add - Depreciation included in equity in earnings of real estate entities	27,078	25,096	21,825	19,721	13,884
Add – Depreciation and amortization included in discontinued operations	2,014	1,883	772	319	-
Add - Minority interest - Preferred	26,906	31,737	24,859	-	-
Add - Interest expense	3,809	3,227	3,293	7,971	4,507
EBITDA available to cover fixed charges (a)	$ 552,633	$ 540,391	$ 485,108	$ 441,848	$ 345,187
Total Fixed Charges - interest expense (b)	$ 10,322	$ 12,219	$ 13,071	$ 12,480	$ 7,988
Preferred Stock dividends	148,926	117,979	100,138	94,793	78,375
Preferred Partnership Unit distributions	26,906	31,737	24,859	-	-
Total Preferred distributions	$ 175,832	$ 149,716	$ 124,997	$ 94,793	$ 78,375
Total Combined Fixed Charges and Preferred Stock dividends	$ 186,154	$ 161,935	$ 138,068	$ 107,273	$ 86,363
Ratio of EBITDA to Fixed Charges	53.54x	44.23x	37.11x	35.40x	43.21x
Ratio of EBITDA to Combined Fixed Charges and Preferred Stock dividends	2.97x	3.34x	3.51x	4.12x	4.00x

(a) EBITDA represents earnings prior to interest, taxes, depreciation, amortization, and gains on sale of real estate assets. This supplemental disclosure of EBITDA is included because financial analysts and other members of the investment community consider coverage ratios for real estate companies on a pre-depreciation basis.

(b) "Total fixed charges - interest" includes interest expense plus capitalized interest.

SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation
Connecticut Storage Fund	California
Diversified Storage Venture Fund	California
PS Co-Investment Partners	California
PS Insurance Company, Ltd.	Bermuda
PS Orangeco Holdings, Inc	California
PS Orangeco, Inc.	California
PS Partners IV, Ltd.	California
PS Partners VIII, Ltd.	California
PS Partners, Ltd.	California
PSA Institutional Partners, L.P.	California
PSAC Development Partners, L.P.	California
Public Storage Properties IV, Ltd.	California
Public Storage Properties V, Ltd.	California
Public Storage Institutional Fund	California
Public Storage Institutional Fund II	California
Public Storage Institutional Fund III	California
Public Storage Institutional Fund IV	California
Public Storage Pickup & Delivery, L.P.	California
Stor-RE Mutual Insurance Corporation	Hawaii
Storage Trust Properties, L.P.	Delaware

Note: This schedule excludes 15 other wholly-owned subsidiaries which were excluded in accordance with Reg. S-K, Item 601. All of the entities above conduct substantially all of their business activities under the name "Public Storage".

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36004) of Public Storage, Inc., formerly Storage Equities, Inc., pertaining to the 1990 Stock Option Plan, the Registration Statement on Form S-8 (No. 33-55541) pertaining to the 1994 Stock Option Plan, the Registration Statement on Form S-8 (No. 333-13463) pertaining to the 1996 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-75327) pertaining to the 1994 Share Incentive Plan, the Registration Statement on Form S-8 (No. 333-50270) pertaining to the PS 401(k)/Profit Sharing Plan, the Registration Statement on Form S-8 (No. 333-52400) pertaining to the 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, the Registration Statement on Form S-3 (No. 333-81041) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-86899) and in the related prospectus, the Registration Statement on Form S-4 (No. 333-84126) and in the related prospectus, in the Registration Statement on Form S-3 (No. 333-101425) and in the related Prospectus and the Registration Statement on Form S-4 (No. 333-103190), and in the related prospectus of our report dated February 21, 2003 with respect to the consolidated financial statements and schedule of Public Storage, Inc. included in the Annual Report (Form 10-K) for 2002 filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

March 28, 2003
Los Angeles, California

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Year-end Report on Form 10-K of Public Storage, Inc. (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), B. Wayne Hughes, as Chief Executive Officer of the Company through November 7, 2002, Ronald L. Havner, Jr., as Chief Executive Officer of the Company after November 7, 2002, Harvey Lenkin, as President of the Company, and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ B. Wayne Hughes
Name: B. Wayne Hughes
Title: Chief Executive Officer (through November 7, 2002)
Date: March 28, 2003

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer (after November 7, 2002)
Date: March 28, 2003

/s/ Harvey Lenkin
Name: Harvey Lenkin
Title: President
Date: March 28, 2003

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 28, 2003

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 134, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, B. Wayne Hughes, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this year-end report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this year-end report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ B. Wayne Hughes
Name: B. Wayne Hughes
Title: Chief Executive Officer (through November 7, 2002)
Date: March 28, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this year-end report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

7. The registrant's other certifying officers and I have indicated in this year-end report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer (after November 7, 2002)
Date: March 28, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harvey Lenkin, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this year-end report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

8. The registrant's other certifying officers and I have indicated in this year-end report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Harvey Lenkin
Name: Harvey Lenkin
Title: President
Date: March 28, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Reyes, certify that:

1. I have reviewed this annual report on Form 10-K of Public Storage, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this year-end report;

3. Based on my knowledge, the financial statements, and other financial information included in this year-end report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this year-end report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this year-end report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

9. The registrant's other certifying officers and I have indicated in this year-end report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: March 28, 2003

Corporate Data *(as of March 15, 2003)*

Directors

B. Wayne Hughes (1980)
Chairman of the Board

Ronald L. Havner, Jr. (2002)
Vice-Chairman and Chief Executive Officer

Harvey Lenkin (1991)
President and Chief Operating Officer

Marvin M. Lotz (1999)
Senior Vice President – Public Storage, Inc.
President – Public Storage Real Estate Division

Robert J. Abernethy (1980)
President of American Standard Development Company and Self-Storage Management Company

Dann V. Angeloff (1980)
President of The Angeloff Company

William C. Baker (1991)
Partner, Baker & Simpson

Thomas J. Barrack, Jr. (1998)
Chairman and Chief Executive Officer of Colony Capital, Inc.

Uri P. Harkham (1993)
President and Chief Executive Officer of the Jonathan Martin Fashion Group

B. Wayne Hughes, Jr. (1998)
President of Sweet Blessings LLC

Daniel C. Staton (1999)
President of Walnut Capital Partners

Date in parentheses indicates year director was elected to the board.

Executive Officers

Ronald L. Havner, Jr.
Vice-Chairman and Chief Executive Officer

Harvey Lenkin
President and Chief Operating Officer

John Reyes
Senior Vice President and Chief Financial Officer

Marvin M. Lotz
Senior Vice President

Corporate Officers

Todd Andrews
Vice President and Controller

Obren B. Gerich
Vice President

David Goldberg
Vice President, Senior Counsel and Secretary

Louis Klichan
Vice President

Brent C. Peterson
Vice President and Chief Information Officer

Carl B. Phelps
Vice President and Senior Counsel

A. Timothy Scott
Vice President and Tax Counsel

David P. Singelyn
Vice President and Treasurer

Management Division

Ronald L. Havner, Jr.
President
Anthony Grillo
Executive Vice President
Samuel I. Ballard *SVP, DM*
Kelly M. Barnes *SVP, DM*
Pete G. Panos *SVP, DM*
Ray Huddleston *SVP, DM*
John M. Sambuco *SVP, DM*
Brent C. Peterson *SVP*
Noel Evans *SVP-Marketing*
Joanne A. Halliday
General Counsel

Containerized Storage and Moving Services

Thomas Miller
Senior Vice President

Stephanie Tovar
Senior Vice President

Real Estate Division

Marvin M. Lotz *President*
W. David Ristig *SVP-Real Estate*
Michael F. Roach S*VP-Development and Construction*

DM Divisional Manager SVP Senior Vice President

Professional Services

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3120
www.equiserve.com

Independent Auditors
Ernst & Young LLP
Los Angeles, California

Financial Information

Shareholders may obtain, without charge, a copy of Form 10-K, as filed with the Securities and Exchange Commissions by addressing a written request to the Investor Services Department at the Corporate Headquarters.

Stock Exchange Listing

The Company's common stock trades under ticker symbol PSA on the New York Stock Exchange and Pacific Exchange.


PSA
Listed
NYSE
PSA
Pacific
Exchange

Additional Information Sources

The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers, etc.


NAREIT

Public Storage, Inc. is a member and active supporter of the National Association of Real Estate Investment Trusts.

What does Public Storage mean to America?


KS
Commitment to communities


Supports active lifestyles


Business stora


Storage solutions


8404
OPEN
HOUSE
Assists relocatio


Serves all demographics


Family formation


Website reservations

Public Storage, Inc.

701 Western Avenue • Glendale, California 91201 • (818) 244-8080 • www.publicstorage.com

513-AR-03